

11007071

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**



# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2010**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number 0-29486**

# MERGE HEALTHCARE INCORPORATED

(Exact name of Registrant as specified in its charter)

| **Delaware** | **39–1600938** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I. R. S. Employer Identification No.) |

**200 East Randolph Street, 24th Floor**
**Chicago, Illinois 60601-6436**
(Address of principal executive offices, including zip code)

(Registrant's telephone number, including area code) **(312) 565-6868**

Securities registered under Section 12(b) of the Exchange Act:

| **Title of Each Class** | **Name of Each Exchange on Which Registered** |
|---|---|
| Common Stock, $0.01 par value per share | The NASDAQ Global Select Market |

Securities registered under Section 12(g) of the Exchange Act: **NONE**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filers", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value for the Registrant's voting and non-voting common equity held by non-affiliates of the Registrant as of June 30, 2010, based upon the closing sale price of the Common Stock on June 30, 2010, as reported on The NASDAQ Global Select Market, was approximately $149,538,562. Shares of Common Stock held by each officer and director and by each person who owns ten percent or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the Registrant's common stock, par value $0.01 per share, as of March 10, 2011: 84,259,176

**DOCUMENTS INCORPORATED BY REFERENCE**

Certain of the information required by Part III is incorporated by reference from the Registrant's Proxy Statement for its 2011 Annual Meeting of Shareholders.

## INDEX

## PART I

*This Annual Report on Form 10-K and other written or oral statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and future financial performance. Certain statements in this Annual Report on Form 10-K are "forward-looking statements." You can identify these forward-looking statements by our use of the words "believes," "anticipates," "forecasts," "projects," "could," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions, whether in the negative or affirmative. We wish to caution you that any forward-looking statements made by us or on our behalf are subject to uncertainties and other factors that could cause such statements to be wrong. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make and we cannot guarantee future results, levels of activity, and/or performance. We do not assume any obligation to update or revise any forward-looking statements that we make, whether as a result of new information, future events or otherwise.*

*Factors that may impact forward-looking statements include, among others, the risks and other matters set forth in the section entitled "Item 1A Risk Factors" in this Annual Report on Form 10-K. Although we have attempted to list comprehensively these important factors, we also wish to caution investors that other factors may prove to be important in the future in affecting our business and operating results. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact each factor or combination of factors may have on our business.*

### Item 1. BUSINESS

### Overview

Merge Healthcare Incorporated and its subsidiaries or affiliates (collectively Merge, we, us, or our) is an enterprise image provider dedicated to healthcare information technology (IT) solutions. We develop software solutions that automate healthcare data and diagnostic workflow to create a more comprehensive electronic record of the patient experience. Our solutions are designed to help solve some of the toughest challenges in health information exchange today, such as the incorporation of medical images and diagnostic information into broader healthcare IT applications, the interoperability of proprietary software solutions, advanced clinical tools like computer aided detection (CAD), the profitability of outpatient imaging practices in the face of declining reimbursement and the ability to improve the efficiency and cost effectiveness of our customers' businesses.

We are a Delaware corporation that was founded in 1987. Our principal executive offices are located at 200 East Randolph Street, 24th Floor, Chicago, Illinois, 60601-6436, and our telephone number there is (312) 565-6868. Our website address, which we use to communicate important business information, can be accessed at: www.merge.com. We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports available free of charge on or through this website as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). Materials we file with or furnish to the SEC may also be read and copied at the SEC's Public reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Also, the SEC Internet site (www.sec.gov) contains reports, proxy and information statements, and other information that we file electronically with the SEC.

Our products, ranging from standards-based development toolkits to fully integrated clinical applications, have been used by healthcare providers worldwide for over 20 years. Our solutions optimize processes for healthcare organizations ranging in size from single-doctor practices to health systems, for the sponsors of clinical trials, for the medical device industry, for the healthcare commerce system and for consumers of healthcare. These solutions are licensed by more than 1,500 hospitals; 4,000 clinics and labs, 250 healthcare equipment manufacturers and 70% of the top pharmaceutical companies.

Merge primarily generates revenue from the sale of perpetual software licenses, upgrading and/or renewing those licenses, hardware, professional services and maintenance. Except for maintenance, these contract elements comprise the majority of non-recurring revenue. Our backlog of non-recurring revenue was approximately $49.0 million as of December 31, 2010. Maintenance, which we renew annually with our customer base, is the primary component of recurring revenues. Recurring revenue also includes software licenses sold through contracts that are annually renewed and recognized ratably over the annual period and recorded as software revenue, revenues derived from SaaS offerings which are recorded as professional services revenue and Electronic Data Interchange (EDI) revenues which are recognized based on monthly transactional volumes. In 2010, recurring revenue exceeded 65% of total net sales. The following table presents our consolidated revenues by category, as a percentage of total revenues:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Net sales: | | | |
| Software and other | 30.2% | 49.4% | 48.6% |
| Professional services | 16.5% | 17.7% | 15.1% |
| Maintenance and EDI | 53.3% | 32.9% | 36.3% |
| Total net sales | 100.0% | 100.0% | 100.0% |

**Healthcare IT Industry**

We believe there are several factors that will be favorable for the global healthcare IT industry over the next decade. The broad recognition that healthcare IT is essential to help control healthcare costs and improve quality contributed to the inclusion of healthcare IT incentives in the American Recovery and Reinvestment Act (ARRA). The ARRA and accompanying Health Information Technology for Economic and Clinical Health (HITECH) provisions include more than $35 billion in incentives which reward providers who use certified electronic health records (EHRs) in a meaningful way. These incentives are contributing to increased demand for healthcare IT solutions and services in the United States. In addition, we believe long-term revenue growth opportunities outside the United States remain significant because other countries are also focused on controlling healthcare spending while improving the efficiency and quality of care that is delivered, and many of these countries recognize healthcare IT as an important piece of the solution to these issues.

We believe that an EHR can only be considered meaningful if imaging data is included. As providers adopt EHRs, we believe the need for solutions such as our iConnect platform, which offers connectivity, access to the image and interoperability between providers and other healthcare constituents will be critical. Imaging continues to be a critical component of healthcare delivery across the continuum of care. Increasing physician awareness and utilization of imaging as a standard of care to aid in patient diagnosis (including its use as a preventive screening method), as well as an increased availability of diagnostic imaging equipment in medical centers and hospitals, has fueled the growth of the diagnostic imaging industry. In addition, U.S. demographic trends and the opportunity for greater international adoption of medical imaging should provide the basis for long-term, sustainable growth in imaging volumes. Merge is well positioned to benefit from this expected increase in demand due to its large footprint in United States hospitals and physician practices and its proven ability to deliver value to its clients. Based on information from Frost & Sullivan and our own research, we believe the global market for imaging software and services, healthcare IT interoperability solutions, digital pathology and imaging in clinical trials is $6.5 billion annually.

We believe that we have positioned ourselves to provide value added solutions and services to our customers amidst potential changes in industry standards and regulations. We believe the fundamental value proposition of healthcare IT remains strong and that the industry will likely benefit as healthcare providers and governments continue to recognize that these solutions and services contribute to safer, more efficient healthcare.

**Merge Growth Strategy**

Our strategy is to be a leading provider of integrated, global healthcare IT solutions and services that improve the exchange of healthcare information. Our business strategy is anchored by the breadth and depth of our solutions and services, our proven ability to deliver value, and, the success of our customers. We believe the growth drivers for Merge are the importance of imaging, the opportunity around Meaningful Use of EHRs, and the need for interoperability. Imaging continues to be a critical component of healthcare delivery across the continuum of care. We believe it has become abundantly clear that an electronic medical record can only be considered meaningful if imaging data is included.

A core strength that has led to our strong market position is our proven ability to innovate, which has driven consistent expansion of solutions and services and entry into new markets. We currently own approximately 70 patents issued in various jurisdictions and we continue to expand our IP portfolio. Our award-winning portfolio of technologies is used across a wide variety of clinical specialties in addition to being an increasingly important component of clinical trials. For example, our iConnect platform offers hospitals, imaging centers and Health Information Exchanges the ability to create information exchanges within their environment and with other entities. As providers adopt electronic health records, we believe the need for solutions that offer connectivity and interoperability between providers and other healthcare constituents will be a new multi-billion dollar opportunity for which Merge is uniquely positioned to compete.

We will also look to expand through strategic acquisitions that will allow us to further expand our addressable market and customer base. We believe that our acquisitions in 2010 and 2009 have allowed us to expand our product offering as well as provide greater penetration into existing market segments. As a result of these acquisitions, we have extended our addressable market to include other specialties, such as solutions for the orthopaedics and laboratory markets and have increased the depth of our solution portfolio for existing customers and new prospects to include additional automation capabilities via patient kiosks.

We have an opportunity to grow revenues by cross-selling products to existing customers as only a small percent currently have more than one of our solutions. This is supported by the fact that no customer accounted for more than 10% of our net sales in the last three years. With the benefit of a broad customer base and several product lines undergoing ongoing innovation, we also believe that we are well-positioned to continue to leverage technologies into new segments where customers see value. For example, as providers adopt EHRs and seek to qualify for Meaningful Use incentives, our vendor-neutral archiving and web-based image access products will help providers facilitate Meaningful Use and accountable care initiatives.

We believe our strengths position us well to gain market share in the United States during a period of expected strong demand driven by the HITECH provisions of ARRA and the nation's focus on improving the efficiency and quality of healthcare. We also have a strong brand, as evidenced by our popular eFilm Workstation that has over 100,000 downloads. Also, Merge has already sold products in more than 50 countries. Thus, we believe that we have a good opportunity to gain market share outside of the United States.

**Our Product Portfolio**

We provide a broad range of products and services to our customers, including:

- ***Image Interoperability Platform***
  - *iConnect.* This interoperability and connectivity platform offers hospitals, imaging centers, Integrated Delivery Networks and Health Information Exchanges the ability to create information exchanges within their environments and with other entities. This platform provides access to imaging and diagnostic data across disparate sites, geographies, specialties and providers. This solution enables providers to expedite care, reduce duplicate exams, consolidate infrastructure and limit the expenses associated with moving, managing and storing diagnostic content and results.
- ***Clinical and Financial Information Systems***
  - *Digital Imaging Solutions:* Picture Archiving and Communication Systems (PACS), specialty workstations and related applications manage the image workflow of a medical enterprise. PACS can be used by any medical imaging provider at a hospital or outpatient imaging site. We offer PACS solutions for general image review and management, specialty solutions for cardiology, orthopaedics, mammography and oncology, and add-on modules like referring physician portals and critical test results reporting. We also offer the popular eFilm Workstation for general radiology reading and CADstream workstations for specialty reading of magnetic resonance imaging (MRI) breast, liver and prostate studies.
  - *Clinical information systems.* These systems provide a complete electronic record of a medical procedure across a variety of specialties – including Merge OrthoEMR for orthopaedics Merge Anesthesia Information Management System for surgery, and Merge RIS for radiology.
  - *Revenue Cycle Management.* We offer software and services for the revenue cycle management of physician practices. These solutions can be used across a number of physician specialties, but our solutions are most commonly used by radiology practices, imaging centers and billing services
- ***Software Development Toolkits, Technologies and Platforms.***
  - Merge toolkits, technologies and platforms provide software developers with the necessary resources to assist in the timely development of new products and enhance existing products. They can be used by any original equipment manufacturer (OEM), medical device manufacturer, RIS/PACS vendor or general healthcare IT vendor. We offer development toolkits in the basic standards of medical imaging and information interoperability, as well as advanced toolkits and unfinished applications for specialized medical image review and distribution.
- ***Hosted Software Solutions for Clinical Trial Data Management.***
  - We provide hosted software solutions for the collection, aggregation, analysis, reporting and overall management of clinical trials information. These solutions can be sold to sponsors of clinical trials, including pharmaceutical companies, contract research organizations (CRO) or imaging core labs. Our solutions include electronic data capture (EDC), interactive voice/web response (IVR/IWR) and electronic patient reported outcomes (ePRO) software and devices.

## Competition

The healthcare IT and imaging markets in which we participate are highly competitive, rapidly evolving and subject to rapid technological change. However, we believe that there is no single company that competes against our entire product portfolio.

Our principal competitors in the healthcare solutions and services market include: General Electric Company (Healthcare), McKesson Corporation, Cerner Corporation, Philips, Carestream, and Agfa, each of which offers software solutions that compete with a portion of our product portfolio. Almost all of these competitors are substantially larger or have more experience and market share than Merge in their respective markets. We also partner with certain of these companies to resell our products.

Other competitors focus on only a very specific portion of the market that we address or against specific products we sell. For example, there are 30 other companies in the North American PACS market, according to Frost and Sullivan. These companies include imaging equipment original equipment manufacturers, former film companies and healthcare IT companies. Our CAD solutions for breast, liver and/or prostate cancer diagnostic support compete with iCAD, InVivo (Philips), Sentinelle and Hologic. Our eClinical solutions and services are in a highly competitive market led by Phase Forward (recently acquired by Oracle) and Medidata. Our OEM technologies most often compete with internal development departments. Our OEM toolkits face a limited number of competitors and we believe we are the only vendor to provide a combined Digital Imaging and Communications in Medicine (DICOM) and Health Level 7 (HL7) toolkit.

In addition, we expect that major software information systems companies, large information technology consulting service providers and system integrators, start-up companies, managed care companies and others specializing in the healthcare industry may offer competitive software solutions or services. The pace of change in the healthcare IT market is rapid and there are frequent new software solutions or service introductions, enhancements and evolving industry standards and requirements. We believe that the principal competitive factors in this market include the breadth and quality of solution and service offerings, the stability of the solution provider, the quality, features and performance of the products, the ongoing support for the systems and the potential for enhancements and future compatible software solutions.

## Employees

As of December 31, 2010, we had approximately 750 employees world-wide. Competition for technical personnel in the industry in which we compete is intense. We believe that our future success depends in part on our continued ability to hire, assimilate, and retain qualified personnel.

## Software Development

We commit significant resources to developing new health information system solutions. As of the end of 2010, approximately 175 of our employees were engaged in research and development activities. Total expenditures for the development and enhancement of our software solutions were approximately $20.1 million, $10.7 million and $13.2 million during 2010, 2009 and 2008, respectively.

Our products, ranging from standards-based development toolkits to fully integrated clinical applications, have been used by healthcare providers worldwide for over 20 years. Our software solutions follow industry standards such as DICOM, which ensures that images from any DICOM-compliant modality can be displayed, moved and stored within a standard set of guidelines and HL7, which provides standards for the movement of other health information file formats. In addition, Merge participates in Integrating the Healthcare Enterprise (IHE), an organization dedicated to developing standard profiles for health information exchange. Our long-time involvement with the standards committees and continuous development of products like our DICOM and HL7 toolkits have enabled Merge to stay closely tied to industry innovation. As discussed above, continued investment in research and development remains a core element of our strategy. This will include ongoing enhancement of our core solutions and development of new solutions and services.

## Sales, Marketing and Distribution

Sales to large health systems typically take more than nine months, while the sales cycle is often shorter when selling to smaller hospitals and imaging centers. In order to ramp up our sales and market presence, we began aggressively hiring sales and marketing personnel in the fourth quarter of 2010. As of the end of 2010, approximately 100 of our employees were engaged in sales and marketing activities. Our executive sales and marketing management is located at our Innovation Center in Chicago, Illinois, while our sales team is deployed across the United States and globally.

We employ quota based sales teams which specialize in particular solutions and services. In addition, we have sales teams dedicated to establishing and maintaining VAR and distributor relationships globally. Where feasible, we have concentrated inside and telesales staff in one location in order to bring economies of scale in management and process. Our sales teams are complemented by a staff of lead generation and marketing employees. These teams have the benefit of online tools and resources that streamline and track the sales process.

Our marketing efforts are mainly electronic, utilizing our website and our extensive email database of eStore customers for our communication campaigns, as well as our website for online communities and certain social media. In addition, we participate in the major industry trade shows for our respective product lines. We also have an active User Group for our U.S. customers.

**Financial Information about Segments**

For financial information regarding our single segment business as well as our geographic areas of operation, refer to Item 8, "Note 1 – Basis of Presentation and Significant Accounting Policies" and "Note 15 – Segment Information and Concentrations of Risk" of this Annual Report on Form 10-K.

## Item 1A. RISK FACTORS

*Discussion of our business and operating results included in this annual report on Form 10-K should be read together with the risk factors set forth below. They describe various risks and uncertainties to which we are or may become subject. These risks and uncertainties, together with other factors described elsewhere in this report, have the potential to affect our business, financial condition, results of operations, cash flows, strategies or prospects in a material and adverse manner. New risks may emerge at any time, and we cannot predict those risks or estimate the extent to which they may affect financial performance. We undertake no obligation to update or revise the statements.*

***Our Business could be Harmed by Adverse General Economic and Market Conditions which could Lead to Reduced Spending on Information Technology Products.***

Our markets have been negatively affected by the global macroeconomic downturn. As our business expands globally, we are increasingly subject to the risks arising from adverse changes in domestic and global economic and political conditions. Economic growth in the U.S. and other countries has slowed since the second half of 2008, which caused our customers to delay or reduce information technology purchases. As a result of slowing global economic growth, the credit market crisis, declining consumer and business confidence, shifts in consumer spending patterns, increased unemployment, reduced levels of capital expenditures, fluctuating commodity prices, bankruptcies and other challenges currently affecting the global economy, our clients might experience deterioration of their businesses, cash flow shortages and difficulty obtaining financing. If economic conditions in the U.S. and other countries were to deteriorate, customers may delay or reduce purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our OEM and VAR customers who could, in turn, delay paying their obligations, which would increase our credit risk exposure and cause a decrease in operating cash flows. Also, if OEM and VAR customers experience excessive financial difficulties and/or insolvency, and we are unable to successfully transition end-users to purchase products from other vendors or directly from us, sales could decline significantly. Any of these events would likely harm our business, results of operations and financial condition.

***Disruption in Credit Markets and World-Wide Economic Changes may Adversely Affect our Business, Financial Condition, and Results of Operations.***

Disruptions in the financial and credit markets may adversely affect our business and financial results. The tightening of credit markets may reduce the funds available to our customers to buy our products and services. It may also result in customers extending the length of time in which they pay and in our having higher customer receivables with increased default rates. General concerns about the fundamental soundness of domestic and foreign economies may also cause customers to reduce their purchases, even if they have cash or if credit is available to them.

***We have a Substantial Amount of Indebtedness, which could Impact our Ability to Obtain Future Financing or Pursue our Growth Strategy.***

We have substantial indebtedness. As of December 31, 2010, we had approximately $200.1 million of indebtedness, including $200 million aggregate principal amount of 11.75% Senior Secured Notes due 2015 (Notes) that we issued in connection with the acquisition of AMICAS.

Our high level of indebtedness could have important consequences to you and significant adverse effects on our business, including the following:

- We must use a substantial portion of our cash flow from operations to pay interest on our indebtedness, which will reduce the funds available to us for operations and other purposes;

- Our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;
- Our high level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less indebtedness;
- Our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and
- Our high level of indebtedness may make us more vulnerable to economic downturns and adverse developments in our business.

The indenture governing our Notes contains, and the instruments governing any indebtedness we may incur in the future may contain, restrictive covenants that impose significant operating and financial restrictions, including restrictions on our ability to take actions that we believe may be in our interest. The indenture, among other things, limits our ability to:

- Incur additional indebtedness and issue preferred stock;
- Pay dividends on or make distributions in respect of capital stock;
- Make investments or certain other restricted payments;
- Place limits on dividends and enter into other payment restrictions affecting certain subsidiaries;
- Enter into transactions with stockholders or affiliates;
- Create or incur liens;
- Enter into certain sale-leaseback transactions;
- Guarantee indebtedness;
- Merge, consolidate or sell substantially all of our assets; and
- Issue or sell stock of certain subsidiaries.

Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all or a portion of our outstanding indebtedness, which would have a material adverse effect on our business, financial condition and results of operations.

***Payments on our Indebtedness will Require a Significant Amount of Cash. Our Ability to Meet our Cash Requirements and Service our Indebtedness is Impacted by Many Factors that are Outside of our Control.***

We expect to obtain the funds to pay our expenses and to pay the amounts due under the Notes primarily from our operations. Our ability to meet our expenses and make these payments thus depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future and our currently anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay indebtedness, including the Notes, or to fund other liquidity needs. If we do not have sufficient cash resources in the future, we may be required to refinance all or part of our then existing indebtedness, sell assets or borrow more money. We cannot assure you that we will be able to accomplish any of these alternatives on terms acceptable to us or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives. Our failure to generate sufficient cash flow or to achieve any of these alternatives could materially adversely affect the value of the notes and our ability to pay the amounts due under the notes. See the section captioned "Liquidity and Capital Resources" in the Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated herein by reference.

***Our Future Capital Needs are Uncertain and our Ability to Access Additional Financing may be Negatively Impacted by the Volatility and Disruption of the Capital and Credit Markets and Adverse Changes in the Global Economy.***

Our capital requirements in the future will depend on many factors, including:

- Acceptance of and demand for our products;
- The extent to which we invest in new technology and product development;
- The costs of developing new products, services or technologies;
- Our interest and principal payment obligations;

- The number and method of financing of acquisitions and other strategic transactions; and
- The costs associated with the growth of our business, if any.

We must continue to enhance and expand our product and service offerings in order to maintain our competitive position, satisfy our working capital obligations and increase our market share. We have in the past required substantial capital infusions. For example, in June 2008, we borrowed $20.0 million from Merrick RIS, LLC (Merrick RIS), an affiliate of Merrick Ventures, LLC (Merrick Ventures), in exchange for a $15.0 million senior secured term note (which was repaid in full on November 18, 2009) and 21,085,715 shares of our common stock. Our ability to incur additional indebtedness in the future may be difficult or on disadvantageous terms. We currently do not have a credit facility and such a facility may be difficult to obtain in the future given the amount of indebtedness that we incurred in connection with our acquisition of AMICAS and future market conditions. Unless we can achieve cash flow levels sufficient to support our operations, we may require additional borrowings or the sale of debt or equity securities, sale of non-strategic assets, or some combination thereof, to provide funding for our operations. Our ability to borrow in the future is dependent upon our ability to manage business operations and generate sufficient cash flows to service such indebtedness. If we are unable to generate sufficient working capital or obtain alternative financing, we may not be able to borrow or otherwise obtain additional funds to finance our operations when needed, our financial condition and operating results would be materially adversely affected.

If adverse global economic conditions persist or worsen, we could experience a decrease in cash flows from operations and may need additional financing to fund operations. Due to the existing uncertainty in the capital markets (including debt, private equity, venture capital and traditional bank lending), access to additional debt or equity may not be available on acceptable terms or at all. If we cannot raise funds on acceptable terms when necessary, we may not be able to develop or enhance products and services, execute our business plan, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.

***Healthcare Industry Consolidation could Impose Pressure on our Software Prices, Reduce our Potential Client Base and Reduce Demand for our Software.***

Many hospitals and imaging centers have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our potential customer base and give the resulting enterprises greater bargaining power, which may lead to erosion of the prices for our software. In addition, when hospitals and imaging centers combine, they often consolidate infrastructure, and consolidation of our customers could erode our revenue base.

***We may Experience Significant Fluctuations in Revenue Growth Rates and Operating Results.***

We may not be able to accurately forecast our growth rate. We base expense levels and investment plans on sales estimates and review all estimates on a quarterly basis. Many of our expenses and investments are fixed and we may not be able to adjust spending quickly enough if sales are lower than expected.

Our revenue growth may not be sustainable and our percentage growth rates may decrease or fluctuate significantly. Our revenue and operating profit growth depends on the continued growth of demand for our products and services offered through us or our OEM and VAR customers, and our business is affected by general economic and business conditions worldwide. A softening of demand, whether caused by changes in customer preferences or a weakening of the U.S. or global economies, may result in decreased revenue or growth.

Our net sales and operating results will also fluctuate for many other reasons, including due to risks described elsewhere in this section and the following:

- Demand for our software solutions and services;
- Our sales cycle;
- Economic cycles;
- The level of reimbursements to our end-user customers from government sponsored healthcare programs (principally, Medicare and Medicaid);
- Accounting policy changes mandated by regulating entities;
- Delays due to customers' internal budgets and procedures for approving capital expenditures, by competing needs for other capital expenditures and the deployment of new technologies and personnel resources;
- Our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers' demands;
- Our ability to fulfill orders;

- The introduction of competitive products and services;
- Price decreases;
- Changes in the usage of the Internet and eCommerce, including in non-U.S. markets;
- Changes to regulatory approval processes and/or requirements;
- Timing, effectiveness and costs of expansion and changes in our systems and infrastructure;
- The outcomes of legal proceedings and claims involving us; and
- Variations in the mix of products and services offered by us.

Delays in the expected sales or installation of our software may have a significant impact on our anticipated quarterly revenues and, consequently, our earnings since a significant percentage of expenses are relatively fixed. Additionally, we sometimes depend, in part, upon large contracts with a small number of customers to meet sales goals in any particular quarter. Delays in the expected sales or installation of solutions under these large contracts may have a significant impact on our quarterly net sales and consequently our earnings, particularly because a significant percentage of expenses are fixed.

***The Length of our Sales and Implementation Cycles may Adversely Affect our Operating Results.***

We have experienced long sales and implementation cycles. How and when to implement, replace, expand or substantially modify medical imaging management software, or to modify or add business processes, are major decisions for our end-user target market. The sales cycle for our software ranges from six to 18 months or more from initial contact to contract execution. Our end-user implementation cycle has generally ranged from three to nine months from contract execution to completion of implementation. During the sales and implementation cycles, we will expend substantial time, effort and resources preparing contract proposals, negotiating the contract and implementing the software, and may not realize any revenues to offset these expenditures. Additionally, any decision by our customers to delay or cancel purchases or the implementation of our software may adversely affect net sales.

***We Operate in Competitive Markets, which may Adversely Affect our Market Share and Financial Results.***

Some of our competitors are focused on sub-markets within targeted industries, while others have significant financial and information-gathering resources with recognized brands, technological expertise and market experience. We believe that competitors are continuously enhancing their products and services, developing new products and services and investing in technology to better serve the needs of their existing customers and to attract new customers.

We face competition in specific industries and with respect to specific offerings. We may also face competition from organizations and businesses that have not traditionally competed with us, but that could adapt their products and services to meet the demands of our customers. Increased competition may require us to reduce the prices of our offerings or make additional capital investments that would adversely affect margins. If we are unable or unwilling to do so, we may lose market share in target markets and our financial results may be adversely affected.

***We face Aggressive Competition in Many Areas, and our Business will be Harmed if we Fail to Compete Effectively.***

The markets for medical imaging solutions are highly competitive and subject to rapid technological change. We may be unable to maintain our competitive position against current and potential competitors. Many of our current and potential competitors have greater financial, technical, product development, marketing and other resources, and we may not be able to compete effectively with them. In addition, new competitors may emerge and our system and software solution offerings may be threatened by new technologies or market trends that reduce the value of our solutions.

We often compete with our OEM customers' own internal software engineering groups. The size and competency of these groups may create additional competition.

The development and acquisition of additional products, services and technologies, and the improvement of our existing products and services, require significant investments in research and development. For example, our current product candidates are in various stages of development and may require significant further research, development, pre-clinical or clinical testing, regulatory approval and commercialization. If we fail to successfully sell new products and update existing products, our operating results may decline as existing products reach the end of their commercial life cycles.

***If We Are Unable to Successfully Identify or Effectively Integrate Acquisitions, our Financial Results may be Adversely Affected.***

We have in the past and may in the future acquire and make investments in companies, products or technologies that we believe complement or expand our existing business and assist in quickly bringing new products to market. In addition to the acquisition of AMICAS, in 2009 we completed two significant acquisitions, etrials Worldwide, Inc. on July 20, 2009, and Confirma, Inc. on September 1, 2009. There can be no assurance that we will be able to identify suitable candidates for successful acquisitions at acceptable prices. In addition, our ability to achieve the expected returns and synergies from past and future acquisitions and alliances depends in part upon our ability to integrate the offerings, technology, administrative functions, and personnel of these businesses into our business in an efficient and effective manner. We cannot predict whether we will be successful in integrating acquired businesses or that our acquired businesses will perform at anticipated levels. In addition, our past and future acquisitions may subject us to unanticipated risks or liabilities, or disrupt operations and divert management's attention from day-to-day operations. In addition, we may use our capital stock to acquire acquisition targets, which could be dilutive to the existing stockholders and cause a decline in the price of our common stock.

In making or attempting to make acquisitions or investments, we face a number of risks, including risks related to:

- Identifying suitable candidates, performing appropriate due diligence, identifying potential liabilities and negotiating acceptable terms;
- Reducing our working capital and hindering our ability to expand or maintain our business, if acquisitions are made using cash;
- The potential distraction of our management, diversion of our resources and disruption to our business;
- Retaining and motivating key employees of the acquired companies;
- Managing operations that are distant from our current headquarters and operational locations;
- Entering into industries or geographic markets in which we have little or no prior experience;
- Competing for acquisition opportunities with competitors that are larger or have greater financial and other resources than us;
- Accurately forecasting the financial impact of a transaction;
- Assuming liabilities of acquired companies, including existing or potential litigation related to the operation of the business prior to the acquisition;
- Maintaining good relations with the customers and suppliers of the acquired company; and
- Effectively integrating acquired companies and achieving expected synergies.

In addition, any acquired business, products or technologies may not generate sufficient revenue and net income to offset the associated costs of such acquisitions, and such acquisitions could result in other adverse effects.

Moreover, from time to time, we may enter into negotiations for the acquisition of businesses, products or technologies but be unable or unwilling to consummate the acquisitions under consideration. This can be expensive and could cause significant diversion of managerial attention and resources.

***Our Acquisitions could Trigger Certain Provisions Contained in Agreements Between Third Parties and Acquired Companies that could Permit Such Parties to Terminate that Agreement.***

The companies we acquire may be a party to agreements that permit a counter-party to terminate an agreement or receive payments because the acquisition would cause a default or violate an anti-assignment, change of control or similar clause in such agreements. If this happens, we may have to seek to replace that agreement with a new agreement or make additional payments under such agreements. However, we may be unable to replace a terminated agreement on comparable terms or at all. Depending on the importance of such agreement to the acquired business, the failure to replace a terminated agreement on similar terms or at all, and requirements to pay additional amounts, may increase our costs of operating the acquired business or prevent us from operating the acquired business.

***We have Incurred and may Continue to Incur Significant Costs Associated with Acquisition Activities.***

In the years ended December 31, 2010 and 2009, we incurred $9.7 million and $1.2 million of acquisition related costs, respectively. All such direct acquisition costs are expensed as incurred by us. In addition, we often are required to incur charges to operations in the quarters following an acquisition to reflect costs associated with integrating acquired companies. We may incur additional material charges in subsequent quarters associated with acquisitions. We anticipate that our acquisition activities will require significant cash outflows directly related to completing acquisitions as well as costs related to integration efforts. If the benefits of an acquisition do not exceed the costs of integrating the businesses, our financial results may be adversely affected.

***A Portion of our Business Relies Upon a Network of Independent Contractors and Distributors Whose Actions could have an Adverse Effect on our Business.***

We obtain some critical information from independent contractors. In addition, we rely on a network of VAR's and distributors to sell our offerings in locations where we do not maintain a sales office or sales team. These independent contractors and distributors are not our employees. As a result, we have limited ability to monitor and direct their activities. The loss of a significant number of these independent contractors or dealers could disrupt our sales, marketing and distribution efforts. Furthermore, if any actions or business practices of these individuals or entities violate our policies or procedures or otherwise are deemed inappropriate or illegal, we could be subject to litigation, regulatory sanctions or reputation damage, any of which could adversely affect our business and require us to terminate relationships with them.

***Our Investments in Technology may not be Sufficient and may not Result in an Increase in our Revenues or Decrease in our Operating Costs.***

As the technological landscape continues to evolve, it may become increasingly difficult for us to make timely, cost-effective changes to our offerings in a manner that adequately differentiates them from those of our competitors. We cannot provide any assurance that our investments have been or will be sufficient to maintain or improve our competitive position or that the development of new or improved technologies and products by our competitors will not have a material adverse effect on our business.

***Our Performance and Future Success Depends on our Ability to Attract, Integrate and Retain Qualified Technical, Managerial and Sales Personnel.***

We are dependent, in part, upon the services of our senior executives and other key business and technical personnel. We do not currently maintain key-man life insurance on our senior executives. The loss of the services of any of our senior executives or key employees could have a material adverse effect on our business. Our commercial success will depend upon, among other things, the successful recruiting and retention of highly skilled technical, managerial and sales personnel with experience in similar business activities. Competition for the type of highly skilled individuals that we seek is intense. We may not be able to retain existing key employees or be able to find, attract and retain skilled personnel on acceptable terms.

***We may not be Able to Adequately Protect our Intellectual Property Rights or may be Accused of Infringing Intellectual Property Rights of Third Parties.***

We regard our trademarks, service marks, copyrights, patents, trade secrets, proprietary technology and similar intellectual property as critical to our success. We rely on trademark, copyright and patent law, trade secret protection and confidentiality and/or license agreements with employees, customers and others to protect our proprietary rights. Effective intellectual property protection may not be available in every country in which our products and services are made available. We also may not be able to acquire or maintain appropriate intellectual property rights in all countries where we do business.

We may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Third parties that license our proprietary rights also may take actions that diminish the value of these rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages. We may need to obtain licenses from third parties who allege that we have infringed on their rights, but such licenses may not be available on terms acceptable to us or at all. In addition, we may not be able to obtain or utilize on favorable terms, or at all, licenses or other rights with respect to intellectual property we do not own in providing services under commercial agreements. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

We also rely on proprietary know how and confidential information and employ various methods, such as entering into confidentiality and non-compete agreements with our current employees and with certain third parties to whom we have divulged proprietary information to protect the processes, concepts, ideas and documentation associated with our solutions. Such methods may not afford sufficient protection, and we may not be able to protect trade secrets adequately or ensure that other companies would not acquire information that we consider proprietary.

***We have Foreign Exchange Rate Risk.***

Our international operating results are exposed to foreign exchange rate fluctuations. While the functional currency of most of our international operations is the U.S. Dollar, certain account balances are maintained in the local currency. Upon remeasurement of such accounts or through normal operations, results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of such balances. As we expand international operations, our exposure to exchange rate fluctuations may increase.

***We may not be Successful in our Efforts to Expand into International Markets.***

Our international activities are significant to our revenues and profits, and we plan to further expand internationally. In 2010, our international revenues were $14.4 million, or about 10% of total revenues. We have relatively little experience operating in these or future markets and may not benefit from any first-to-market advantages or otherwise succeed. It is costly to establish, develop and maintain international operations and websites and promote our brand internationally. Our international operations may not be profitable on a sustained basis.

In addition to risks described elsewhere in this section, our international sales and operations are subject to a number of risks, including:

- Local economic and political conditions;
- Foreign government regulation of healthcare and government reimbursement of health services;
- Local restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products and services;
- Local import, export or other business licensing requirements;
- Local limitations on the repatriation and investment of funds and foreign currency exchange restrictions;
- Shorter payable and longer receivable cycles and the resultant negative impact on cash flow;
- Local laws and regulations regarding data protection, privacy, network security and restrictions on pricing;
- Difficulty in staffing, developing and managing foreign operations as a result of distance, language and cultural differences;
- Different employee/employer relationships and the existence of workers' councils and labor unions;
- Laws and policies of the U.S. and other jurisdictions affecting trade, foreign investment, loans and taxes; and
- Geopolitical events, including war and terrorism.

***If our New and Existing Products, Including Product Upgrades, and Services do not Achieve and Maintain Sufficient Market Acceptance, our Business, Financial Condition, Cash Flows, Revenues, and Operating Results could Suffer.***

The success of our business depends and will continue to depend in large part on the market acceptance of:

- Our existing products and services;
- Our new products and services, and
- Enhancements to existing products, support and services.

There can be no assurance that customers will accept any of these products, product upgrades, support or services. In addition, even if customers accept these products and services initially, we cannot assure you that they will continue to purchase our products and services at levels that are consistent with, or higher than, past quarters. Customers may significantly reduce their relationships with us or choose not to expand their relationship with us. In addition, any pricing strategy that we implement for any of our products, product upgrades, or services may not be economically viable or acceptable to our target markets. Failure to achieve or to sustain significant penetration in our target markets with respect to any of these products, product upgrades, or services could have a material adverse effect on our business.

Achieving and sustaining market acceptance for these products, product upgrades and services is likely to require substantial marketing and service efforts and the expenditure of significant funds to create awareness and demand by participants in the healthcare industry. In addition, deployment of new or newly integrated products or product upgrades may require the use of additional resources for training our existing sales force and customer service personnel and for hiring and training additional sales and customer service personnel. There can be no assurance that the revenue opportunities for new products, product upgrades and services will justify the amounts that we spend for their development, marketing and rollout.

If we are unable to sell new and next-generation software products to healthcare providers that are in the market for healthcare information and/or image management systems, such inability will likely have a material adverse effect on our business, financial condition, cash flows, revenues and operating results, If anticipated software sales and services do not materialize, or if we lose customers or experience significant declines in orders from customers, our revenues would decrease over time due to the combined effects of attrition of existing customers and a shortfall in new client additions.

***If we Fail to Manage Future Growth Effectively, we may be Unable to Execute our Business Plan, Maintain High Levels of Service or Address Competitive Challenges Adequately.***

We plan to expand our business. We anticipate that this expansion will require substantial management effort and significant additional investment in infrastructure, service offerings and service center expansion. In addition, we will be required to continue to improve our operational, financial and management controls and our reporting procedures. Our future growth will place a significant strain on managerial, administrative, operational, financial and other resources. If we are unable to manage growth successfully, our business will be harmed.

***Litigation or Regulatory Actions could Adversely Affect our Financial Condition.***

On June 1, 2009, Merge Healthcare was served with a Summons and Complaint in the Milwaukee County Circuit Court, State of Wisconsin, captioned *William C. Mortimore and David M. Noshay v. Merge Technologies Inc. n/k/a Merge Healthcare Inc. [sic], Case Number 09CV008356, Case Code 30301*. The case arises from the separation of Mortimore's and Noshay's employment and our subsequent refusal to indemnify them with respect to litigation related to their service as officers of Merge. The Complaint alleges that we breached their employment agreements, unreasonably refused their requests for indemnification and breached other covenants of good faith and fair dealing. The Complaint requests an order that they are entitled to indemnification under Wisconsin Statute Section 180.0851(2), seeks unspecified monetary damages and includes a demand for a jury trial. Discovery in this case is on-going. We have retained litigation counsel and intend to continue to vigorously defend this action.

In January 2010, a purported stockholder class action complaint was filed in the Superior Court of Suffolk County, Massachusetts in connection with AMICAS' proposed acquisition by Thoma Bravo, LLC (the "Thoma Bravo Merger"). A second similar action was filed in the same court in February 2010 and consolidated with the first action. In March 2010, because AMICAS had terminated the Thoma Bravo Merger and agreed to be acquired by us, the court dismissed the plaintiffs' claims as moot. Subsequently, counsel to the plaintiffs filed an application for approximately $5 million of attorneys' fees for its work on this case, which fee petition AMICAS opposed. We retained litigation counsel to defend against the fee petition. On December 23, 2010, the court awarded plaintiffs approximately $3.2 million in attorneys' fees and costs. AMICAS has filed a notice of appeal from this judgment, and the plaintiffs have cross-appealed. We previously tendered the defense in this matter to our appropriate insurers, who have provided coverage against the claims asserted against AMICAS. After receipt of the court's attorneys' fee award decision, the applicable insurer denied policy coverage for approximately $2.5 million of the fee award. We do not believe that the insurer's denial has merit and have retained counsel to contest it. We will vigorously assert all of our rights under our applicable insurance policies, which we believe cover the claims and expenses incurred by AMICAS or us in connection with the fee award. However, an adverse outcome could negatively impact our financial condition.

On February 1, 2010, Merge filed a complaint against its former CEO, Richard Linden and its former CFO, Scott Veech, in the U.S. District for the Eastern District of Wisconsin, seeking a declaration that we do not have to indemnify either Linden or Veech for liabilities they incurred in connection with SEC investigation and enforcement actions and various securities fraud and shareholder derivative litigation. Merge also seeks to recover from both defendants all costs incurred by Merge associated with defending Linden and Veech in those prior actions. On October 15, 2010, the Court concluded that it did not have subject matter jurisdiction over Merge's claims and dismissed the claims in their entirety. The Court rendered no opinion on the merits of Merge's claims. Merge believes it has numerous meritorious claims against Linden and Veech and will continue to pursue those claims. As to Scott Veech, Merge is evaluating its options against Scott Veech in Wisconsin state court. As to the former CEO, Richard Linden, on February 8, 2011, Merge filed a complaint against its former CEO, Richard Linden, in the U.S. District Court for the Eastern District of Wisconsin captioned *Merge Healthcare Incorporated v. Richard Linden, Case no. 11-CV-00154l* as Merge believes that jurisdiction exists in that court vis-à-vis Linden. We have retained litigation counsel and intend to continue to vigorously prosecute this action.

In August, 2010, Merge Healthcare was sued in the Northern District of Texas by the court-appointed receiver for Stanford International Bank, Ltd. The Receiver alleges that Merge was a recipient of a fraudulent conveyance as a result of a Ponzi scheme orchestrated by Robert Stanford and Stanford International Bank, Ltd. (SIBL). Merge is not alleged to have participated in the Ponzi scheme. The Receiver's claims arise from the failed acquisition of Emageon, Inc. (Emageon) by Health Systems Solutions, Inc. (HSS) an affiliate of SIBL in February 2009, which resulted in the payment of a $9 million break-up fee by HSS, which payment is alleged to have been financed by SIBL. Merge subsequently acquired Emageon as part of our AMICAS acquisition. The Complaint seeks to recover the $9 million payment to Emageon, plus interest, costs, and attorneys' fees. We have retained litigation counsel and intend to vigorously defend this action. We have filed a motion to dismiss the complaint for failure to state a claim. That motion has been fully briefed, and we are awaiting a decision from the court. However, an adverse outcome could negatively impact our operating results and financial condition.

As a result of lawsuits and regulatory matters, including the matter discussed above, we have incurred and may continue to incur substantial expenses. In addition to the matter discussed above, we are, from time to time, parties to legal proceedings, lawsuits and other claims incident to our business activities. Such matters may include, among other things, assertions of contract breach or intellectual property infringement, claims for indemnity arising in the course of our business and claims by persons whose employment has been terminated. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. The defense of these actions may be both time consuming and expensive. If any of these legal proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations.

***We may be Subject to Product Liability Claims if People or Property are Harmed by the Products and Services that we Sell.***

Some of the products we sell or manufacture may expose us to product liability claims relating to personal injury, death or environmental or property damage and may require product recalls or other actions. Certain third parties, primarily our customers, also sell products or services using our products. This may increase our exposure to product liability claims. Although we maintain liability insurance, we cannot be certain that coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms or at all. In addition, some of our agreements with vendors and sellers do not indemnify us from product liability.

***We Provide Customers with Certain Warranties that could Result in Higher Costs than Anticipated.***

Software products such as ours that are used in a wide range of clinical and health information systems settings may contain a number of errors or "bugs," especially early in their product life cycle. Our products include clinical information systems used in patient care settings where a low tolerance for errors or bugs exists. Testing of products is difficult due to the wide range of environments in which systems are installed. The discovery of defects or errors in our software products or in our implementation of integrated solutions may cause delays in product delivery, poor client references, payment disputes, contract cancellations or additional expenses and payments to rectify problems. Any of those factors may result in delayed acceptance of, or the return of, our software products.

***We Depend on Licenses from Third Parties for Rights to Some Technology we use, and if we are Unable to Continue these Relationships and Maintain our Rights to this Technology, our Business could Suffer.***

Some of the technology used in our software depends upon licenses from third party vendors. These licenses typically expire within one to five years, can be renewed only by mutual consent and may be terminated if we breach the license and fail to cure the breach within a specified period of time. We may not be able to continue using the technology made available to us under these licenses on commercially reasonable terms or at all. As a result, we may have to discontinue, delay or reduce software shipments until we obtain equivalent technology, which could hurt our business. Most of our third party licenses are nonexclusive. Our competitors may obtain the same right to use any of the technology covered by these licenses and use the technology to compete directly with us. In addition, if our vendors choose to discontinue support of the licensed technology in the future or are unsuccessful in their continued research and development efforts, particularly with regard to the Microsoft Windows/Intel platform on which most of our products operate, we may not be able to modify or adapt our own software.

***We are Subject to Government Regulation, Changes to which could Negatively Impact our Business.***

We are subject to regulation in the U.S. by the Food and Drug Administration (FDA), including periodic FDA inspections, in Canada under Health Canada's Medical Devices Regulations, and in other countries by corresponding regulatory authorities. We may be required to undertake additional actions in the U.S. to comply with the Federal Food, Drug and Cosmetic Act (FDCA Act), regulations promulgated under the FDCA Act, and any other applicable regulatory requirements. For example, the FDA has increased its focus on regulating computer software intended for use in a healthcare setting. If our software solutions are deemed to be actively regulated medical devices by the FDA, we could be subject to more extensive requirements governing pre- and post-marketing activities. Complying with these regulations could be time consuming and expensive, and may include:

- Requiring us to receive FDA clearance of a pre-market notification submission demonstrating substantial equivalence to a device already legally marketed, or to obtain FDA approval of a pre-market approval application establishing the safety and effectiveness of the software;
- Requiring us to comply with rigorous regulations governing the pre-clinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices; and

- Requiring us to comply with the FDCA Act regarding general controls, including establishment registration, device listing, compliance with good manufacturing practices, reporting of specified malfunctions and adverse device events.

Similar obligations may exist in other countries in which we do business, including Canada. Any failure by us to comply with other applicable regulatory requirements, both domestic and foreign, could subject us to a number of enforcement actions, including warning letters, fines, product seizures, recalls, injunctions, total or partial suspensions of production, operating restrictions or limitations on marketing, refusals of the government to grant new clearances or approvals, withdrawals of marketing clearances or approvals and civil and criminal penalties.

***Changes in Federal and State Regulations Relating to Patient Data could Depress the Demand for our Software and Impose Significant Software Redesign Costs.***

Federal regulations under the Health Insurance Portability and Accountability Act (HIPAA) impose national health data standards on healthcare providers that conduct electronic health transactions, healthcare clearinghouses that convert health data between HIPAA compliant and non-compliant formats and health plans. Collectively, these groups are known as covered entities. The HIPAA regulations prescribe transaction formats and code sets for electronic health transactions, protect individual privacy by limiting the uses and disclosures of individually identifiable health information and require covered entities to implement administrative, physical and technological safeguards to ensure the confidentiality, integrity, availability and security of individually identifiable health information in electronic form. Although we are not a covered entity, most of our customers are, and they require that our software and services adhere to HIPAA regulations. Any failure or perceived failure of our software or services to meet HIPAA regulations could adversely affect demand for our software and services and potentially require us to expend significant capital, research and development and other resources to modify our software or services to address the privacy and security requirements of our clients.

States and foreign jurisdictions have adopted, or may adopt, privacy standards that are similar to or more stringent than the federal HIPAA privacy regulations. This may lead to different restrictions for handling individually identifiable health information. As a result, our customers may demand IT solutions and services that are adaptable to reflect different and changing regulatory requirements, which could increase our development costs. In the future, federal, state or foreign governmental authorities may impose new data security regulations or additional restrictions on the collection, use, transmission and other disclosures of health information. We cannot predict the potential impact that these future rules may have on our business; however, the demand for our software and services may decrease if we are not able to develop and offer software and services that can address the regulatory challenges and compliance obligations facing our clients.

***Recently Enacted Healthcare Reform Legislation may have a Negative Impact on our Business. Among other things, Reductions in Medicare and Medicaid Reimbursement Rates for Imaging Procedures and Professional Services could Negatively Affect Revenues of our Hospital and Imaging Clinic Customers, which could Reduce our Customers' Ability to Purchase our Software and Services.***

The U.S. Congress recently enacted far-reaching health system reform legislation that could have a negative impact on our business. While the impact of the legislation is difficult to predict, the legislation will increase pressure to control spending in government programs (e.g., Medicare and Medicaid) and by third party payors. The ability of customers to obtain appropriate reimbursement for imaging services they provide from these programs and payors is critical to the success of our company. Changes in the equipment utilization rate, once fully implemented, have the potential to dramatically decrease technical reimbursements for radiology procedures, and could have a particularly negative impact on hospitals and imaging clinics in rural regions of the country where utilization rates are naturally lower. A second significant potential reimbursement change relates to the Sustainable Growth Rate (SGR) component of the Medicare Physician Fee Schedule. The SGR is part of the update factor process used to set the annual rate of growth in allowed reimbursable medical expenditures, and is determined by a formula specified by Congress. Because the annual calculation of the SGR would have led to reimbursement reductions that Congress found unacceptable, Congress has interceded to delay the implementation of this statutory SGR update factor. While these changes have provided temporary reimbursement relief to healthcare providers and us, because of the significant budgetary impacts, Congress has left the SGR formula, thereby allowing annual unimplemented payment reductions to accumulate in the Medicare statute. As a result, for 2010, if this SGR had been allowed to be implemented, it would have caused a 21.3 percent reduction in the update adjustment factor in the calculation of the Physician Fee Schedule. The Congress and Obama administration are currently considering legislation to attempt to fix or delay this problem, but the prospects for enactment remain uncertain. The changes being considered have the potential to negatively impact the professional component of reimbursement.

Changes related to the equipment utilization assumption and the SGR calculation could result in a reduction in software and service procurement of our customers, and have a material adverse effect on our revenues and operating results.

***There are a Limited Number of Stockholders who have Significant Control over our Common Stock, Allowing them to have Significant Influence over the Outcome of all Matters Submitted to Stockholders for Approval, which may Conflict with our Interests and the Interests of other Stockholders.***

Our directors, officers and principal stockholders (stockholders owning 10% or more of our common stock) beneficially owned approximately 34.8 million, or 40.4%, of the outstanding shares of common stock and stock options that could have been converted to common stock at December 31, 2010, and such stockholders will have significant influence over the outcome of all matters submitted to our stockholders for approval, including the election of directors and other corporate actions. Also, on November 18, 2009, we repaid in full our $15.0 million senior secured term note from Merrick RIS, LLC (Merrick), an affiliate of Merrick Ventures, LLC (Merrick Ventures), including a prepayment penalty of $2.7 million and accrued interest of $0.4 million. As of December 31, 2010, Merrick and its affiliates owned approximately 38.1% of our Common Stock. The influence of our large stockholders could impact our business strategy and also have the effect of discouraging others from attempting us to take over, thereby increasing the likelihood that the market price of the common stock will not reflect a premium for control.

In addition, we engage from time to time in transactions with certain of our significant stockholders. In June 2008, in exchange for $20 million, we issued (i) a $15 million senior secured note payable to Merrick and (ii) 21,085,715 shares of our common stock at a price per share of $0.35 to Merrick. In November 2009, we completed a stock offering and used a portion of the proceeds to prepay in full our senior secured note due June 2010 held by Merrick, which included all amounts owed under the note of $15.0 million and an additional amount $3.1 million payable as a result of the prepayment of the note. On April 1, 2010, we entered into a Securities Purchase Agreement with Merrick, under which Merrick subscribed to purchase 10,000 shares of Series A Non-Voting Preferred Stock, par value $0.01 per share (Series A Preferred Stock) and 1,800,000 shares of common stock for an aggregate purchase price of $10,000, under the same terms and conditions as other investors, as further indicated in Note 8 of this Annual Report on Form 10-K. Merrick and its affiliates beneficially own, as of December 31, 2010, 38.1% of our outstanding common stock. Michael W. Ferro, Jr., our Chairman of the Board, and trusts for the benefit of Mr. Ferro's family members beneficially own a majority of the equity interest in Merrick. Mr. Ferro also serves as the chairman and chief executive officer of Merrick. In addition, Justin C. Dearborn, our President and a Director, served as Managing Director and General Counsel of Merrick Ventures, an affiliate of Merrick.

***Our Large Stockholders may have Interests that Differ from other Stockholders.***

Merrick and its affiliates beneficially own, as of December 31, 2010, 38.1% of our outstanding common stock. Michael W. Ferro, Jr., our Chairman of the Board, and trusts for the benefit of Mr. Ferro's family members beneficially own a majority of the equity interest in Merrick. Mr. Ferro also serves as the chairman and chief executive officer of Merrick. Accordingly, Mr. Ferro indirectly owns or controls all of the shares of common stock owned by Merrick. In addition, prior to joining the Company, Justin C. Dearborn, our President and a Director, served as Managing Director and General Counsel of Merrick Ventures, an affiliate of Merrick. Due to its stock ownership, Merrick has significant influence over our business, including the election of our directors.

Effective as of January 1, 2009, we entered into a consulting agreement with Merrick. Services provided by Merrick Ventures under the consulting agreement include investor relations, financial analysis and strategic planning. Effective January 1, 2010, we entered into an amendment to extend the term of the consulting agreement through December 31, 2011, and modified the payment terms from a flat fee arrangement per quarter to a per transaction or success based arrangement. The cost of this consulting agreement in 2010 and 2009 was $2.1 million and $0.5 million, respectively.

In March 2009, we entered into a value added reseller agreement with Merrick Healthcare Solutions, LLC (Merrick Healthcare). Under terms of the agreement, Merrick Healthcare purchased software licenses from us for $0.4 million. Payment of the entire balance was made on the date of the agreement. We recognized $0.4 million in revenue in 2009 related to this transaction.

In March 2010, we entered into a VAR agreement with Merrick Healthcare under which we may market, resell, or supply certain of their products and services. Under terms of the agreement, products and services will be purchased on a per unit basis from Merrick Healthcare.

On April 1, 2010, we entered into a Securities Purchase Agreement with Merrick, under which Merrick subscribed to purchase 10,000 shares of Series A Non-Voting Preferred Stock, par value $0.01 per share (Series A Preferred Stock) and 1,800,000 shares of common stock for an aggregate purchase price of $10,000, under the same terms and conditions as other investors, as further indicated in Note 8 of this Annual Report on Form 10-K.

Merrick also purchased, at the same purchase price per note as the other investors in the offering, $5.0 million of the Notes that we issued on April 28, 2010 to complete our acquisition of AMICAS.

In addition, on July 30, 2010, we acquired substantially all of the Olivia Greets assets from Merrick Healthcare for 500,000 shares of our common stock, which have a one-year trading restriction. As a result of the acquisition, all prior agreements between us and Merrick Healthcare have been terminated.

As a result of these relationships, the interests of Merrick and its affiliates may differ from those of our other stockholders. Merrick Ventures and its affiliates are in the business of making investments in companies and maximizing the return on those investments. They currently have, and may from time to time in the future acquire, interests in businesses that directly or indirectly compete with certain aspects of our business or our suppliers' or customers' businesses. Merrick's significant ownership of our voting stock will enable it to influence or effectively control us.

***The Market Price of our Common Stock may Decline as a Result of Acquisitions.***

The market price of our Common Stock may decline after acquisitions are completed. Some of the issues that we could face are:

- The integration of an acquired business is unsuccessful or takes longer or is more disruptive than anticipated;
- We do not achieve the expected synergies or other benefits of the acquisition as rapidly or to the extent anticipated, if at all;
- The effect of the acquisition on our financial results does not meet the expectations of Merge, financial analysts or investors; or
- After the acquisition, the business does not perform as anticipated.

In connection with the acquisitions of etrials and Confirma in the third quarter of 2009, we issued 9.4 million additional shares of our Common Stock. We did not use our Common Stock as consideration for the AMICAS acquisition in April of 2010, but we did issue 7.5 million in additional shares of our Common Stock to the purchasers of our new class of Preferred Stock that funded a portion of the purchase price for the AMICAS acquisition. The increase in the number of outstanding shares of our Common Stock may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market price of our Common Stock.

***Shares of our Common Stock Eligible for Public Sale may have a Negative Impact on the Market Price of our Common Stock, and Dilute our Stockholders' Percentage Ownership and Voting Power.***

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital, should we wish to do so, through the sale of additional common or preferred stock. As of December 31, 2010, we had 83,258,123 shares of common stock outstanding. In addition, as of December 31, 2010, we had outstanding options to purchase 7,959,110 shares of our common stock, of which 2,795,937 options were then exercisable. Future sales of shares of our common stock by existing holders of our common stock or by holders of outstanding options, upon the exercise thereof, could have a negative impact on the market price of our common stock. As additional shares of common stock become available for sale in the public market, due to the exercise of options or the issuance of shares as a result of acquisitions, the market supply of shares of common stock will increase, which could also decrease the market price.

We are unable to estimate the number of shares that may be sold because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Any sale of substantial amounts of our common stock or other securities in the open market may adversely affect the market price of such securities and may adversely affect our ability to obtain future financing in the capital markets as well as create a potential market overhang.

***Because we do not Intend to Pay Cash Dividends, Stockholders will Benefit from an Investment in our Stock Only if it Appreciates in Value.***

We currently intend to retain future earnings, if any, and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at stockholders have purchased and will purchase shares.

***The Trading Price of our Common Stock has been Volatile and may Fluctuate Substantially in the Future.***

The price of our common stock has been, and may continue to be, volatile. The trading price of our common stock may continue to fluctuate widely as a result of a number of factors, some of which are not in our control, including:

- Our ability to meet or exceed the expectations of analysts or investors;
- Changes in our forecasts or earnings estimates by analysts;
- Quarter-to-quarter variations in our operating results;
- Announcements regarding clinical activities or new products by us or our competitors;
- General conditions in the healthcare IT industry;
- Governmental regulatory action and healthcare reform measures, including changes in reimbursement rates for imaging procedures;
- Rumors about our performance or software solutions;
- Announcements regarding acquisitions;
- Uncertainty regarding our ability to service existing debt;
- Price and volume fluctuations in the overall stock market, which have particularly affected the market prices of many software, healthcare and technology companies; and
- General economic conditions.

In addition, the market for our common stock may experience price and volume fluctuations unrelated or disproportionate to our operating performance. These fluctuations could have a significant impact on our business due to diminished incentives for management and diminished currency for acquisitions.

***Certain Provisions of our Charter and Delaware law could make a Takeover Difficult and May Prevent or Frustrate Attempts by our Stockholders to Replace or Remove our Management Team.***

We have an authorized class of 1,000,000 shares of preferred stock all of which shares are undesignated except for 50,000 shares of Series A Non-Voting Preferred Stock (41,750 shares of which are issued and outstanding). Shares of our authorized but unissued preferred stock may be issued by our board of directors without stockholder approval, on such terms and with such rights, preferences and designation as the board of directors may determine. Issuance of such preferred stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control of us. In addition, we are subject to provisions of Delaware corporate law which, subject to certain exceptions, will prohibit us from engaging in any "business combination" with a person who, together with affiliates and associates, owns 15% or more of our common stock for a period of three years following the date that the person came to own 15% or more of our common stock, unless the business combination is approved in a prescribed manner.

These provisions of our certificate of incorporation, and of Delaware law, may have the effect of delaying, deterring or preventing a change in control, may discourage bids for our common stock at a premium over market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock. In addition, these provisions make it more difficult to replace or remove our current management team in the event our stockholders believe this would be in our best interest and the best interests our stockholders.

## Item 1B. UNRESOLVED STAFF COMMENTS

None.

## Item 2. PROPERTIES

Our principal facilities are set forth in the following table:

| Location | Square Footage | Annual Lease Payments (millions of $) |
|---|---|---|
| Chicago, Illinois | 28,000 | $ 0.5 |
| Daytona Beach, Florida | 36,000 | 0.3 |
| Hartland, Wisconsin | 81,000 | 0.7 |
| Mississauga, Ontario | 24,000 | 0.6 |
| Morrisville, North Carolina | 17,000 | 0.3 |

We actively monitor our real estate needs in light of our current utilization and projected growth. We believe that we can acquire any necessary additional facility capacity on reasonably acceptable terms within a relatively short timeframe. We devote capital resources to facility improvements and expansions as we deem necessary to promote growth and most effectively serve our customers.

## Item 3. LEGAL PROCEEDINGS

On June 1, 2009, Merge Healthcare was served with a Summons and Complaint in the Milwaukee County Circuit Court, State of Wisconsin, captioned *William C. Mortimore and David M. Noshay v. Merge Technologies Inc. n/k/a Merge Healthcare Inc. [sic], Case Number 09CV008356, Case Code 30301*. The case arises from the separation of Mortimore's and Noshay's employment and our subsequent refusal to indemnify them with respect to litigation related to their service as officers of Merge. The Complaint alleges that we breached their employment agreements, unreasonably refused their requests for indemnification and breached other covenants of good faith and fair dealing. The Complaint requests an order that they are entitled to indemnification under Wisconsin Statute Section 180.0851(2), seeks unspecified monetary damages and includes a demand for a jury trial. Discovery in this case is on-going. We have retained litigation counsel and intend to continue to vigorously defend this action.

In January 2010, a purported stockholder class action complaint was filed in the Superior Court of Suffolk County, Massachusetts in connection with AMICAS' proposed acquisition by Thoma Bravo, LLC (the "Thoma Bravo Merger"). A second similar action was filed in the same court in February 2010 and consolidated with the first action. In March 2010, because AMICAS had terminated the Thoma Bravo Merger and agreed to be acquired by us, the court dismissed the plaintiffs' claims as moot. Subsequently, counsel to the plaintiffs filed an application for approximately $5 million of attorneys' fees for its work on this case, which fee petition AMICAS opposed. We retained litigation counsel to defend against the fee petition. On December 23, 2010, the court awarded plaintiffs approximately $3.2 million in attorneys' fees and costs. AMICAS has filed a notice of appeal from this judgment, and the plaintiffs have cross-appealed. We previously tendered the defense in this matter to our appropriate insurers, who have provided coverage against the claims asserted against AMICAS. After receipt of the court's attorneys' fee award decision, the applicable insurer denied policy coverage for approximately $2.5 million of the fee award. We do not believe that the insurer's denial has merit and have retained counsel to contest it. We will vigorously assert all of our rights under our applicable insurance policies, which we believe cover the claims and expenses incurred by AMICAS or us in connection with the fee award. However, an adverse outcome could negatively impact our financial condition.

On February 1, 2010, Merge filed a complaint against its former CEO, Richard Linden and its former CFO, Scott Veech, in the U.S. District for the Eastern District of Wisconsin, seeking a declaration that we do not have to indemnify either Linden or Veech for liabilities they incurred in connection with SEC investigation and enforcement actions and various securities fraud and shareholder derivative litigation. Merge also seeks to recover from both defendants all costs incurred by Merge associated with defending Linden and Veech in those prior actions. On October 15, 2010, the Court concluded that it did not have subject matter jurisdiction over Merge's claims and dismissed the claims in their entirety. The Court rendered no opinion on the merits of Merge's claims. Merge believes it has numerous meritorious claims against Linden and Veech and will continue to pursue those claims. As to Scott Veech, Merge is evaluating its options against Scott Veech in Wisconsin state court. As to the former CEO, Richard Linden, on February 8, 2011, Merge filed a complaint against its former CEO, Richard Linden, in the U.S. District Court for the Eastern District of Wisconsin captioned *Merge Healthcare Incorporated v. Richard Linden, Case no. 11-CV-00154I* as Merge believes that jurisdiction exists in that court vis-à-vis Linden. We have retained litigation counsel and intend to continue to vigorously prosecute this action.

In August, 2010, Merge Healthcare was sued in the Northern District of Texas by the court-appointed receiver for Stanford International Bank, Ltd. The Receiver alleges that Merge was a recipient of a fraudulent conveyance as a result of a Ponzi scheme orchestrated by Robert Stanford and Stanford International Bank, Ltd. (SIBL). Merge is not alleged to have participated in the Ponzi scheme. The Receiver's claims arise from the failed acquisition of Emageon, Inc. (Emageon) by Health Systems Solutions, Inc. (HSS) an affiliate of SIBL in February 2009, which resulted in the payment of a $9 million break-up fee by HSS, which payment is alleged to have been financed by SIBL. Merge subsequently acquired Emageon as part of our AMICAS acquisition. The Complaint seeks to recover the $9 million payment to Emageon, plus interest, costs, and attorneys' fees. We have retained litigation counsel and intend to vigorously defend this action. We have filed a motion to dismiss the complaint for failure to state a claim. That motion has been fully briefed, and we are awaiting a decision from the court. However, an adverse outcome could negatively impact our operating results and financial condition.

In addition to the matters discussed above, we are, from time to time, parties to legal proceedings, lawsuits and other claims incident to our business activities. Such matters may include, among other things, assertions of contract breach or intellectual property infringement, claims for indemnity arising in the course of our business and claims by persons whose employment has been terminated. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, we are unable to estimate the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance or recoverable from third parties, or the financial impact with respect to these matters as of the date of this report.

**Item 4. RESERVED**

**PART II**

**Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Our Common Stock trades on The NASDAQ Global Select Market (NASDAQ). The following table sets forth for the periods indicated, the high and low sale prices of our Common Stock as reported by the NASDAQ:

**Common Stock Market Prices**

| *2010* | 4th Quarter | 3rd Quarter | 2nd Quarter | 1st Quarter |
|---|---|---|---|---|
| High | $ 4.25 | $ 3.38 | $ 3.16 | $ 3.44 |
| Low | $ 2.84 | $ 2.46 | $ 1.92 | $ 1.95 |

| *2009* | 4th Quarter | 3rd Quarter | 2nd Quarter | 1st Quarter |
|---|---|---|---|---|
| High | $ 4.25 | $ 4.78 | $ 4.48 | $ 1.84 |
| Low | $ 2.93 | $ 2.98 | $ 1.25 | $ 1.07 |

According to the records of American Stock Transfer & Trust Company, our registrar and transfer agent, we had 402 shareholders of record of Common Stock as of March 10, 2011.

**Stock Price Performance Graph**

The graph below compares the cumulative total return on our common stock with the Russell 2000 Index and the NASDAQ Computer Index (U.S. companies) for the period from December 31, 2005 to December 31, 2010. The comparison assumes that $100 was invested on December 31, 2005 in our Common Stock and in each of the comparison indices, and assumes reinvestment of dividends, where applicable. We have selected the Russell 2000 index for comparison purposes as we do not believe we can reasonably identify an appropriate peer group index. The comparisons shown in the graph below are based upon historical data. The stock price performance shown in the graph below is not indicative of, nor intended to forecast, the potential future performance of our common stock.


$160
$140
$120
$100
$80
$60
$40
$20
$0
12/2005
12/2006
12/2007
12/2008
12/2009
12/2010
Merge Healthcare Incorporated (Nasdaq: MRGE)
Nasdaq Computer Index (^IXCO)
Russell 2000 Index (^RUT)

**COMPARISON OF THE 5 YEAR CUMULATIVE TOTAL RETURNS**
**FOR THE FIVE YEAR PERIOD ENDED DECEMBER 31, 2010**

| Date | Merge Healthcare Incorporated (Nasdaq: MRGE) | Nasdaq Computer Index (^IXCO) | Russell 2000 Index (^RUT) |
|---|---|---|---|
| 12/30/2005 | $100 | $100 | $100 |
| 12/29/2006 | $26 | $106 | $117 |
| 12/31/2007 | $5 | $129 | $114 |
| 12/31/2008 | $5 | $69 | $74 |
| 12/31/2009 | $13 | $118 | $93 |
| 12/31/2010 | $15 | $138 | $116 |

### Dividend Policy

We are prohibited from making certain dividend payments based on the terms of our Notes. We currently do not intend to declare or pay any cash dividends on our Common Stock in the foreseeable future.

### Repurchases of Shares

In the third quarter of 2010 we received 8,549 shares of our Common Stock upon final settlement of an escrow account related to our acquisition of Confirma, Inc. on September 1, 2009. These shares were cancelled in the fourth quarter of 2010.

## Item 6. SELECTED FINANCIAL DATA

The following selected historical financial data is qualified in its entirety by reference to, and should be read in conjunction with, our consolidated financial statements and the related notes thereto appearing elsewhere herein and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2010(1) | 2009(2) | 2008 | 2007 | 2006 |
| | (in thousands, except for share and per share data) | | | | |
| Statement of Operations Data: | | | | | |
| Net sales | $ 140,332 | $ 66,841 | $ 56,735 | $ 59,572 | $ 74,322 |
| Operating income (loss)(3) | (8,524) | 8,963 | (21,697) | (171,238) | (252,087) |
| Income (loss) before income taxes | (25,162) | 150 | (23,743) | (171,808) | (249,473) |
| Income tax expense (benefit) | (13,646) | (135) | (60) | (240) | 9,450 |
| Net income (loss) | (11,516) | 285 | (23,683) | (171,568) | (258,923) |
| Net income (loss) available to common shareholders | (30,592) | 285 | (23,683) | (171,568) | (258,923) |
| Earnings (loss) per share: | | | | | |
| Basic | $ (0.38) | $ 0.00 | $ (0.51) | $ (5.06) | $ (7.68) |
| Diluted | (0.38) | 0.00 | (0.51) | (5.06) | (7.68) |
| Weighted average shares outstanding: | | | | | |
| Basic | 80,231,427 | 60,910,268 | 46,717,546 | 33,913,379 | 33,701,735 |
| Diluted | 80,231,427 | 62,737,821 | 46,717,546 | 33,913,379 | 33,701,735 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| | (in thousands) | | | | |
| Balance Sheet Data: | | | | | |
| Working capital | $ 28,792 | $ 18,231 | $ 8,254 | $ 878 | $ 27,101 |
| Total assets | 396,388 | 100,249 | 54,737 | 61,635 | 234,875 |
| Long-term debt obligations | 195,077 | - | 14,230 | - | - |
| Shareholders' equity | 104,806 | 68,137 | 8,841 | 24,405 | 189,925 |

(1) Includes the results of AMICAS from April 28, 2010, the date of the business combination.
(2) Includes the results of etrials and Confirma from July 20, 2009 and September 1, 2009, the respective dates of the business combinations.
(3) For the years ended December 31, 2007 and 2006, we incurred charges of $122.4 million and $214.1 million, respectively, related to the impairment of goodwill.

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The discussion below contains "forward-looking statements. We have used words such as "believes," "intends," "anticipates," "expects" and similar expressions to identify forward-looking statements. These statements are based on information currently available to us and are subject to a number of risks and uncertainties that may cause our actual results of operations, financial condition, cash flows, performance, business prospects and opportunities and the timing of certain events to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and other factors include, without limitation, those matters discussed in Item*

*1A of Part I of this Annual Report on Form 10-K. Except as expressly required by the federal securities laws, we undertake no obligation to update such factors or to publicly announce the results of any of the forward-looking statements contained herein to reflect future events, developments, or changed circumstances, or for any other reason. The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K and Item 1A, "Risk Factors".*

Management's Discussion and Analysis is presented in the following order:

- Overview
- Revenues and Expenses
- Results of Operations
- Liquidity and Capital Resources
- Material Off Balance Sheet Arrangements
- Critical Accounting Policies

**Overview**

Our solutions are designed to help solve some of the toughest challenges in health information exchange today, such as the incorporation of medical images and diagnostic information into broader healthcare IT applications, the interoperability of proprietary software solutions, advanced clinical tools like computer aided detection (CAD), the profitability of outpatient imaging practices in the face of declining reimbursement and the ability to improve the efficiency and cost effectiveness of our customers' businesses. Our proven ability to innovate has driven consistent expansion of solutions and services and entry into new markets. We currently own approximately 70 patents which are used across a wide variety of clinical specialties in addition to being an increasing important component of clinical trials. We will also look to expand through strategic acquisitions that will allow us to further expand our addressable market and customer base. During the last two years, we have expanded our product offerings through the following strategic acquisitions (the first three of which we also refer to as Significant Acquisitions):

- AMICAS, Inc. (AMICAS), an image and information management solutions provider, which we acquired on April 28, 2010;
- Confirma, Inc. (Confirma), a provider of computer systems for processing and presenting data from magnetic resonance imaging (MRI) studies, which we acquired on September 1, 2009. Upon completion of the acquisition, this legal entity was renamed Merge CAD;
- etrials Worldwide, Inc. (etrials), a provider of clinical trials software and services, which we acquired on July 20, 2009. Upon completion of the acquisition, this legal entity was renamed Merge eClinical; and
- Seven other acquisitions, five of which were completed in 2010.

On April 28, 2010, we completed our acquisition of AMICAS through a successful tender offer for 37,009,990 outstanding shares of common stock of AMICAS at $6.05 per share in cash. Following the tender offer, we purchased the remaining shares pursuant to a merger of a subsidiary of Merge with and into AMICAS. Total transaction consideration was approximately $223.9 million. In addition, shortly before the completion of the acquisition, AMICAS paid cash to holders of vested, in-the-money stock options for the difference between $6.05 per share and the exercise price of such options. The holders of shares of restricted stock were paid $6.05 per share in cash. The total consideration paid to option and restricted stockholders was approximately $22.9 million. We financed the transaction with $200 million aggregate principal amount of 11.75% Senior Secured Notes due 2015 (Notes), cash already available at the two companies and proceeds of $41.8 million from the issuance of preferred and common stock. See Notes 2, 7, 8 and 11 for further information regarding these transactions.

We primarily generate revenue from the sale of perpetual software licenses, upgrading and/or renewing those licenses, hardware, professional services and maintenance. Except for maintenance, these contract elements comprise the majority of non-recurring revenue. Our backlog of non-recurring revenue was approximately $49.0 million as of December 31, 2010. Maintenance, which we renew annually with our substantial customer base, is the primary component of recurring revenues. Recurring revenue also includes software licenses sold through contracts that are annually renewed and recognized ratably over the annual period and recorded as software revenue, revenues derived from SaaS offerings which are recorded as professional services revenue and Electronic Data Interchange (EDI) revenues which are recognized based on monthly transactional volumes. We continue to generate recurring revenue annually that exceeds 65% of total net sales.

Our solutions optimize processes for healthcare organizations ranging in size from single-doctor practices to health systems, for the sponsors of clinical trials, for the medical device industry, for the healthcare commerce system and for consumers of healthcare. These solutions are licensed by more than 1,500 hospitals; 4,000 clinics and labs, 250 OEM customers and 70% of the top pharmaceutical companies. We have a significant opportunity to grow revenues by expanding our solution footprint in existing customers, as only a small percent currently have more than one of our solutions. This is supported by the fact that no customer accounted for more than 10% of our net sales in any of the last three years. With the benefit of a broad customer base and several product lines undergoing ongoing innovation, we also believe that we are well-positioned to continue to leverage technologies into new segments where customers see value. For example, as providers adopt EHRs and seek to qualify for Meaningful Use incentives, our vendor-neutral archiving and web-based image access products allow us to capitalize on these opportunities. In order to take advantage of these opportunities, we began aggressively hiring sales and marketing personnel in the fourth quarter of 2010. We continue these hiring efforts today.

*Our Market and Challenges That We Face*

We have provided a detailed assessment of the healthcare information technology market under Part I, Item 1, Healthcare IT Industry. During the period between the announcement of our bid to acquire AMICAS and the closing of the transaction, certain of our customers were uncertain regarding our go-forward corporate and product strategy, which we believe is a common issue when a public company acquires a perceived competitor. This resulted in weakness in our net sales for the second quarter of 2010. However, immediately following the closing of the acquisition, we began a proactive communication effort with customers in order to share and validate our corporate strategy and product roadmap. In addition, we realigned our business from a decentralized organizational structure into a centralized organizational structure with functional leaders. We believe that centralizing functions will have a long-term positive effect on our ability to efficiently develop products to address market needs. Based on discussions held with current and potential customers and the operating results for the third and fourth quarters of 2010, we believe that our customers understand and support our corporate and product strategies.

**Revenues and Expenses**

The following is a brief discussion of our revenues and expenses:

*Net Sales*

Net sales consist of:

- Software and other sales, net of estimated returns and allowances, including software and purchased component revenue recognized in sales to OEM customers, healthcare facilities and other healthcare providers;
- Professional services, including hosted clinical trial SaaS offerings, installation, custom engineering services, training, consulting and project management; and
- Maintenance and EDI, including software maintenance and support and EDI revenues.

*Cost of Sales*

Cost of sales consists of:

- Software and other cost of sales, including purchased components and third-party royalties included in software and hardware sales to our customers;
- Professional services cost of sales, including headcount and related costs and direct third-party costs incurred in our performance of SaaS offerings, installation, custom engineering services, training, consulting and project management;
- Maintenance and EDI cost of sales, including headcount and related costs and direct third-party costs incurred to fulfill our maintenance and support obligations and to deliver EDI services; and
- Depreciation and amortization, including any impairment, for amounts assessed on capital equipment used to fulfill contract obligations as well as our purchased and developed software and backlog assets. Depreciation and amortization are recorded over the respective asset's useful life. Each quarter we test our purchased and developed software for impairment by comparing its net realizable value (estimated using undiscounted future cash flows) to the carrying value of the software. If the carrying value of the software exceeds its net realizable value, we record an impairment charge in the period in which the impairment is incurred equal to the amount of the difference between the carrying value and estimated undiscounted future cash flows.

*Sales and Marketing Expense*

Sales and marketing expense includes the costs of our sales and marketing departments, commissions and costs associated with trade shows.

*Research and Development Expense*

Research and development expense consists of expenses incurred for the development of our proprietary software and technologies. The costs reflected in this category are reduced by capitalized software development costs. The amortization of capitalized software development costs and any related impairments are included in cost of sales.

*General and Administrative Expense*

General and administrative expense includes costs for information systems, accounting, administrative support, management personnel, bad debt expense, legal fees and general corporate matters.

*Acquisition-Related Expenses*

Acquisition-related expenses are costs incurred to effect business combinations, including banking, legal, accounting, valuation and other professional or consulting fees.

*Trade Name Impairment, Restructuring and Other Expenses*

Trade name impairment, restructuring and other expenses consist of impairment of trade names, severance to involuntarily terminated employees and relocation expenses resulting from our restructuring initiatives, loss on disposal of subsidiaries and impairment of non-cancelable building leases associated with restructuring activities.

*Depreciation, Amortization and Impairment*

Depreciation and amortization, including any impairment, is assessed on capital equipment, leasehold improvements and our customer relationships, trade names and non-compete agreement intangible assets. Depreciation and amortization are recorded over the respective asset's useful life. We also record impairment of these long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based primarily upon whether expected future undiscounted cash flows are sufficient to support recovery of the assets.

*Other Income (Expense)*

Other income (expense) is comprised of interest income earned on cash and cash equivalent balances, interest expense and amortization of costs and discounts incurred from borrowings. It also includes foreign exchange gains or losses on foreign currency payables and receivables at our Nuenen, Netherlands branch and at our subsidiaries located in Europe, Canada and China. In addition, we also record any other-than-temporary impairment charges recognized on our equity investments in non-public companies in other income (expense).

**Results of Operations**

The following have significantly impacted the results of operations for the periods discussed herein:

- Completion of the Significant Acquisitions, of which the results of operations are included in our condensed consolidated statements of operations since the respective dates of acquisition. As result of the timing of the Significant Acquisitions, the comparability of the results of operations in the year ended December 31, 2010 differs significantly from the same period in 2009. In addition, as a result of the AMICAS transaction, we incurred significant acquisition related expenses in the year ended December 31, 2010.

- We issued $200.0 million of Notes in April 2010 as part of the financing for the acquisition of AMICAS. The Notes were issued at 97.266% of the principal amount, are due in 2015 and bear interest at 11.75% of principal (payable on May 1st and November 1st of each year). In connection with the Notes, we incurred issuance costs of $9.0 million. The year ended December 31, 2010 includes approximately eight months of interest expense and amortization of the original issuance discount and costs of the Notes.

- In November 2009, we sold 9.1 million shares of common stock in a registered direct offering for aggregate net proceeds of $25.2 million which we used to repay a then-existing $15.0 million note payable (at 13% interest). This note payable was originally issued at a discount and had issuance costs, both of which were being amortized over the life of the note payable.

- Concurrent with the acquisition of AMICAS, we completed a restructuring initiative in April 2010. We also completed a restructuring activity in July 2009 concurrent with the acquisition of etrials. Both of these initiatives assisted in providing operational rigor to a combined, larger organization and enabled us to decrease costs as a percentage of revenue (most notably general and administrative costs). The full impact of cost saving benefits of the April 2010 initiative is reflected in the operating results for the fourth quarter of 2010.

***Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009***

The following table sets forth selected, summarized, consolidated financial data for the periods indicated, as well as comparative data showing increases and decreases between the periods. All amounts, except percentages, are in thousands.

| | Years Ended December 31, | | | | Change | | |
|---|---|---|---|---|---|---|---|
| | 2010 | % (1) | 2009 | % (1) | $ | % | |
| Net sales: | | | | | | | |
| Software and other | $ 42,420 | 30.2% | $ 33,037 | 49.4% | $ 9,383 | 28.4% | |
| Professional services | 23,175 | 16.5% | 11,830 | 17.7% | 11,345 | 95.9% | |
| Maintenance and EDI | 74,737 | 53.3% | 21,974 | 32.9% | 52,763 | 240.1% | |
| Total net sales | 140,332 | 100.0% | 66,841 | 100.0% | 73,491 | 109.9% | |
| Cost of sales: | | | | | | | |
| Software and other | 13,762 | 32.4% | 3,730 | 11.3% | 10,032 | 269.0% | |
| Professional services | 15,411 | 66.5% | 6,731 | 56.9% | 8,680 | 129.0% | |
| Maintenance and EDI | 24,418 | 32.7% | 5,593 | 25.5% | 18,825 | 336.6% | |
| Depreciation, amortization and impairment | 10,972 | 7.8% | 3,323 | 5.0% | 7,649 | 230.2% | |
| Total cost of sales | 64,563 | 46.0% | 19,377 | 29.0% | 45,186 | 233.2% | |
| Total gross margin | 75,769 | 54.0% | 47,464 | 71.0% | 28,305 | 59.6% | |
| Gross margin by net sales category (3) | | | | | | | |
| Software and other | 28,658 | 67.6% | 29,307 | 88.7% | (649) | -2.2% | |
| Professional services | 7,764 | 33.5% | 5,099 | 43.1% | 2,665 | 52.3% | |
| Maintenance and EDI | 50,319 | 67.3% | 16,381 | 74.5% | 33,938 | 207.2% | |
| Operating expenses: | | | | | | | |
| Sales and marketing | 20,697 | 14.7% | 9,203 | 13.8% | 11,494 | 124.9% | |
| Product research and development | 20,064 | 14.3% | 10,689 | 16.0% | 9,375 | 87.7% | |
| General and administrative | 22,012 | 15.7% | 13,005 | 19.5% | 9,007 | 69.3% | |
| Acquisition-related expenses | 9,674 | 6.9% | 1,225 | 1.8% | 8,449 | NM | (2) |
| Restructuring and other expenses | 5,006 | 3.6% | 1,613 | 2.4% | 3,393 | 210.4% | |
| Depreciation and amortization | 6,840 | 4.9% | 2,766 | 4.1% | 4,074 | 147.3% | |
| Total operating costs and expenses | 84,293 | 60.1% | 38,501 | 57.6% | 45,792 | 118.9% | |
| Operating income (loss) | (8,524) | -6.1% | 8,963 | 13.4% | (17,487) | -195.1% | |
| Other income (expense), net | (16,638) | -11.9% | (8,813) | -13.2% | (7,825) | 88.8% | |
| Income (loss) before income taxes | (25,162) | -17.9% | 150 | 0.2% | (25,312) | NM | (2) |
| Income tax benefit | (13,646) | -9.7% | (135) | -0.2% | (13,511) | NM | (2) |
| Net income (loss) | (11,516) | -8.2% | 285 | 0.4% | (11,801) | NM | (2) |
| Less: preferred stock dividends | 19,076 | 13.6% | - | 0.0% | 19,076 | NM | (2) |
| Net income (loss) available to common shareholders | $ (30,592) | -21.8% | $ 285 | 0.4% | $ (30,877) | NM | (2) |

(1) Percentages are of total net sales, except for cost of sales and gross margin, which are based upon related net sales.

(2) NM denotes percentage is not meaningful.

(3) Depreciation, amortization and impairment expenses are excluded from these gross margin calculations.

*Net Sales*

*Software and Other Sales.* Total software and other sales in 2010 were $42.4 million, an increase of $9.4 million, or 28.4%, from $33.0 million in 2009, primarily due to sales arising from the Significant Acquisitions.

*Professional Services Sales.* Total professional services sales in 2010 were $23.2 million, an increase of $11.3 million, or 95.9%, from $11.8 million in 2009, primarily due to sales arising from the Significant Acquisitions.

*Maintenance and EDI Sales.* Total maintenance and EDI sales in 2010 were $74.7 million, an increase of $52.7 million, or 240.1%, from $22.0 million in 2009, primarily due to sales arising from the Significant Acquisitions.

*Gross Margin*

*Gross Margin – Software and Other Sales.* Gross margin on software and other sales was $28.7 million in 2010, a decrease of $0.6 million, or 2.2%, from $29.3 million in 2009. Gross margin as a percentage of software and other sales decreased to 67.6% in 2010 from 88.7% in 2009, due to an increase in hardware sales, which are at lower margins than software only sales, as a result of the acquisition of AMICAS. Hardware sales were 23% of software and other sales in 2010 compared to 7% in 2009. We expect gross margins on software and other sales to fluctuate depending on the mix of sales among our products.

*Gross Margin – Professional Services Sales.* Gross margin on professional service sales was $7.8 million in 2010, an increase of $2.7million, or 52.3%, from $5.1 million in 2009. Gross margin as a percentage of professional service sales decreased to 33.5% in 2010 from 43.1% in 2009, primarily due to the impact of our Significant Acquisitions. As the majority of professional service costs are fixed, we expect gross margins going forward to fluctuate depending on billable utilization of our resources.

*Gross Margin – Maintenance and EDI Sales.* Gross margin on maintenance and EDI sales was $50.3 million in 2010, an increase of $34.0 million, or 207.2%, from $16.4 million in 2009. Gross margin as a percentage of maintenance and EDI sales decreased to 67.3% in 2010 from 74.5% in 2009, primarily due to the impact of the AMICAS acquisition as such services include more third party maintenance costs. Further, prior to the acquisition of AMICAS, we did not have significant EDI sales. EDI margins are typically lower than that of maintenance. We expect that our maintenance and EDI margins will be similar to 2010 going forward.

*Depreciation, Amortization and Impairment.* Depreciation, amortization and impairment expense increased $7.6 million, or 230.2%, to $11.0 million in 2010 from $3.3 million in 2009, primarily due to the Significant Acquisitions. The 2010 expense also includes an impairment of purchased technology of $2.3 million as a result of decisions made related to overlapping products.

*Sales and Marketing*

Sales and marketing expense increased $11.5 million, or 124.9%, to $20.7 million in 2010 from $9.2 million in 2009, primarily as a result of the Significant Acquisitions. As a percentage of net sales, sales and marketing increased by 0.9% to 14.7% as a result of increases in headcount and other resources in the fourth quarter of 2010. We expect that sales and marketing expenses will increase in 2011, as we will have a full year of AMICAS expenses and also as we continue to expand the sales and marketing functions to allow us to meet 2011 sales goals.

*Product Research and Development*

Product research and development expense increased $9.4 million, or 87.7%, to $20.1 million in 2010 from $10.7 million in 2009 primarily due to the Significant Acquisitions. As a percentage of net sales, product research and development decreased by 1.7% to 14.3% as a result of our cost saving initiatives to bring operational rigor to a larger organization. We expect that product research and development expenses will increase in 2011, as we will have a full year of AMICAS expenses and also as we continue to invest and grow this function.

*General and Administrative*

General and administrative expense increased $9.0 million, or 69.3%, to $22.0 million in 2010 from $13.0 million in 2009, primarily due to the Significant Acquisitions. As a percentage of net sales, general and administrative expenses decreased by 3.8% to 15.7% as a result of our cost saving initiatives to bring operational rigor to a larger organization as well as a one-time $1.3 million benefit on a negotiated settlement with former officers. We expect that general and administrative expenses will increase in 2011, as we will have a full year of AMICAS expenses in 2011.

*Acquisition-Related Expenses*

Acquisition-related expenses are costs incurred to effect business combinations, including banking, legal, accounting, valuation and other professional or consulting fees. In 2010, we incurred $9.7 million of such expenses, primarily related to our significant acquisition of AMICAS as well as the completion of five other acquisitions. In 2009, we incurred $1.2 million of such expenses primarily related to our acquisitions of etrials and Confirma.

*Restructuring and Other Expenses*

Restructuring and other expenses consist primarily of severance to involuntarily terminated employees and relocation of certain employees resulting from our restructuring initiatives and abandonment of non-cancelable building leases associated with restructuring activities. In 2010, we incurred $5.0 million of such expenses primarily related to the reorganization of our business concurrent with our acquisition of AMICAS. In 2009, we incurred $1.6 million of such expenses, primarily related to the restructuring initiative announced concurrent with the acquisition of etrials and the abandonment of a portion of our leased space subsequent to the acquisition of Confirma.

*Depreciation and Amortization*

Depreciation and amortization expense increased $4.1 million, or 147.3%, to $6.8 million in 2010 from $2.7 million in 2009, due to depreciation and amortization on fixed assets and intangible assets acquired from Significant Acquisitions.

*Other Income (Expense), Net*

Net other expense increased $7.8 million to $16.6 million in 2010 compared to $8.8 million of net expense in 2009. The expense in 2010 includes $16.8 million of interest expense and amortization of issuance costs and note discount associated with our $200.0 million of Notes issued to fund the AMICAS acquisition. The expense in 2009 includes an impairment charge of $3.6 million on an equity investment and $2.7 million of interest expense and amortization of issuance costs and note discount associated with a $15.0 million note payable and a $3.3 million loss on early extinguishment of the $15.0 million note payable (including a prepayment penalty of $2.7 million and write-off of $0.4 million of remaining debt issuance costs and note discount).

*Income Tax Benefit*

In 2010, we recorded income tax benefit of $13.6 million resulting in an effective tax rate of 54.2% compared to (90.0)% income tax benefit recorded in 2009. The tax benefit in 2010 resulted from the release of $14.1 million of valuation allowance that was previously established for the Canadian operations. Our expected effective income tax rate is volatile and may move up or down with changes in, among other items, operating income and the results of changes in tax law and regulations of the U.S. and the foreign jurisdictions in which we operate.

***Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008***

The following table sets forth selected, summarized, consolidated financial data for the periods indicated, as well as comparative data showing increases and decreases between the periods. All amounts, except percentages, are in thousands.

| | Years Ended December 31, | | | | Change | |
|---|---|---|---|---|---|---|
| | 2009 | % (1) | 2008 | % (1) | $ | % |
| Net sales: | | | | | | |
| Software and other | $ 33,037 | 49.4% | $ 27,561 | 48.6% | $ 5,476 | 19.9% |
| Professional services | 11,830 | 17.7% | 8,586 | 15.1% | 3,244 | 37.8% |
| Maintenance | 21,974 | 32.9% | 20,588 | 36.3% | 1,386 | 6.7% |
| Total net sales | 66,841 | 100.0% | 56,735 | 100.0% | 10,106 | 17.8% |
| Cost of sales: | | | | | | |
| Software and other | 3,730 | 11.3% | 5,121 | 18.6% | (1,391) | -27.2% |
| Professional services | 6,731 | 56.9% | 6,044 | 70.4% | 687 | 11.4% |
| Maintenance | 5,593 | 25.5% | 5,628 | 27.3% | (35) | -0.6% |
| Depreciation, amortization and impairment | 3,323 | 5.0% | 3,279 | 5.8% | 44 | 1.3% |
| Total cost of sales | 19,377 | 29.0% | 20,072 | 35.4% | (695) | -3.5% |
| Total gross margin | 47,464 | 71.0% | 36,663 | 64.6% | 10,801 | 29.5% |
| Gross margin by net sales category (3) | | | | | | |
| Software and other | 29,307 | 88.7% | 22,440 | 81.4% | 6,867 | 30.6% |
| Professional Services | 5,099 | 43.1% | 2,542 | 29.6% | 2,557 | 100.6% |
| Maintenance | 16,381 | 74.5% | 14,960 | 72.7% | 1,421 | 9.5% |
| Operating expenses: | | | | | | |
| Sales and marketing | 9,203 | 13.8% | 9,313 | 16.4% | (110) | -1.2% |
| Product research and development | 10,689 | 16.0% | 13,240 | 23.3% | (2,551) | -19.3% |
| General and administrative | 13,005 | 19.5% | 20,461 | 36.1% | (7,456) | -36.4% |
| Acquisition-releated expenses | 1,225 | 1.8% | - | 0.0% | 1,225 | NM (2) |
| Trade name impairment, restructuring and other expenses | 1,613 | 2.4% | 11,816 | 20.8% | (10,203) | -86.3% |
| Depreciation, amortization and impairment | 2,766 | 4.1% | 3,530 | 6.2% | (764) | -21.6% |
| Total operating costs and expenses | 38,501 | 57.6% | 58,360 | 102.9% | (19,859) | -34.0% |
| Operating income (loss) | 8,963 | 13.4% | (21,697) | -38.2% | 30,660 | -141.3% |
| Other income (expense), net | (8,813) | -13.2% | (2,046) | -3.6% | (6,767) | 330.7% |
| Income (loss) before income taxes | 150 | 0.2% | (23,743) | -41.8% | 23,893 | NM (2) |
| Income tax benefit | (135) | -0.2% | (60) | -0.1% | (75) | 125.0% |
| Net income (loss) | $ 285 | 0.4% | $ (23,683) | -41.7% | $ 23,968 | NM (2) |

(1) Percentages are of total net sales, except for cost of sales and gross margin, which are based upon related net sales.

(2) NM denotes percentage is not meaningful.

(3) Depreciation, amortization and impairment expenses are excluded from these gross margin calculations.

*Net Sales*

*Software and Other Sales.* Total software and other sales in 2009 were $33.0 million, an increase of $5.4 million, or 19.9%, from $27.6 million in 2008, primarily due to the fact that sales were negatively affected in 2008 because of customer concerns with our financial viability. We believe that these concerns were alleviated with the financing transaction completed in June 2008.

*Professional Services Sales.* Total professional service sales in 2009 were $11.8 million, an increase of $3.2 million, or 37.8%, from $8.6 million in 2008, due to $5.8 million of sales from our Merge eClinical business, which was acquired in July 2009. This increase was offset by a decrease of $2.4 million due to the decline in the number of custom engineering services projects in 2009, primarily the result of the reluctance of OEM customers to start new projects in the uncertain economic environment as well as a shift in our strategic focus towards selling software solutions to such customers.

*Maintenance Sales.* Total maintenance sales in 2009 were $22.0 million, an increase of $1.4 million, or 6.7%, from $20.6 million in 2008. The increase is primarily due to $1.5 million of Merge CAD maintenance sales from the date of its acquisition.

*Gross Margin*

*Gross Margin – Software and Other Sales.* Gross margin on software and other sales was $29.3 million in 2009, an increase of $6.9 million, or 30.6%, from $22.4 million in 2008. Gross margin as a percentage of software and other sales increased to 88.7% in 2009 from 81.4% in 2008, primarily due to a decrease in hardware sales, which are at a lower margin than software only sales. Hardware sales were 7% of software and other sales in 2009 compared to 17% in 2008.

*Gross Margin - Professional Services Sales.* Gross margin on professional services sales was $5.1 million in 2009, an increase of $2.6 million, or 100.6%, from $2.5 million in 2008, primarily due to a decrease in salaries and other related expenses (including travel and entertainment) as a result of our restructuring initiatives.

*Gross Margin – Maintenance Sales.* Gross margin on maintenance sales was $16.4 million in 2009, an increase of $1.4 million, or 9.5%, from $15.0 million in 2008, primarily due to a decrease in salaries and other related expenses (including travel and entertainment) as a result of our restructuring initiatives.

*Depreciation, Amortization and Impairment.* Depreciation, amortization and impairment expense remained consistent year over year. Amortization increased by $0.5 million in 2009 due to intangible assets from our 2009 acquisitions. This increase was offset by a $0.4 million impairment charge which was recorded in2008.

*Sales and Marketing*

Sales and marketing expense decreased $0.1 million, or 1.2%, to $9.2 million in 2009 from $9.3 million in 2008. Salaries, commissions and other related expenses (including travel and entertainment) remained relatively constant as decreases from 2008 restructuring and subsidiary disposal activities were offset by an increases due to 2009 acquisitions. We experienced a $0.2 million decrease in Canadian related costs due to the strengthening of the average exchange rate for the U.S dollar compared to the Canadian dollar in 2009 (primarily in the first half of 2009).

*Product Research and Development*

Product research and development expense decreased $2.5 million, or 19.3%, to $10.7 million in 2009 from $13.2 million in 2008. Salaries and related expenses (including travel and entertainment) and third-party costs decreased by $3.1 million due to 2008 restructuring and subsidiary disposal activities, offset by an increase of $1.1 million due to 2009 acquisitions. Also, Canadian related costs decreased $0.5 million due to strengthening of the average exchange rate for the U.S. dollar compared to the Canadian dollar.

*General and Administrative*

General and administrative expense decreased $7.5 million, or 36.4 %, to $13.0 million in 2009 from $20.5 million in 2008. Salaries and related expenses (including travel and entertainment) decreased by $1.1 million as decreases from 2008 restructuring and subsidiary disposal activities were partially offset by an increase due to 2009 acquisitions. In addition, legal costs decreased in 2009 by $4.4 million (2008 included a $3.0 million charge related to the settlement of a class action lawsuit), accounting and other professional fees decreased by $1.5 million and share-based compensation expense decreased in 2009 by $0.4 million.

*Acquisition-Related Expenses*

Acquisition-related expenses are costs incurred to effect business combinations, including banking, legal, accounting, valuation and other professional or consulting fees. In 2009, we incurred $1.2 million of such expenses related to our acquisitions.

*Trade name Impairment, Restructuring and Other Expenses*

In 2009, we recorded $1.6 million in trade name impairment, restructuring and other expenses, including $1.7 million in restructuring expenses related to the initiative announced in July 2009, and $0.3 million due to the abandonment of a portion of a facility leased by Merge CAD. These charges were offset by a $0.4 million reduction in expense related to updated estimates of obligations due under prior restructuring activities and other facilities previously abandoned. In 2008, we recorded $11.8 million in trade name impairment, restructuring and other expenses, including $8.7 million in restructuring charges related to the initiatives announced in February 2008 and June 2008, a $1.1 million trade name impairment charge associated with renaming our Cedara Software business unit and a $1.7 million charge associated with the disposal of our French subsidiary. We also recorded a $0.4 million charge in 2008 related to a change in estimate associated with subleasing a facility.

*Depreciation, Amortization and Impairment*

Depreciation, amortization and impairment expense decreased $0.7 million, or 21.6 %, to $2.8 million in 2009 from $3.5 million in 2008, as a result of a $0.5 million impairment of fixed assets held for sale in 2008 and a $0.6 million decrease in depreciation due to assets being disposed of or becoming fully depreciated. These decreases are offset by an increase of $0.6 million of depreciation and amortization resulting from fixed assets and intangible assets acquired in our 2009 acquisitions.

*Other Income (Expense), Net*

Other income (expense), net increased by approximately $6.8 million, to $8.8 million of net expense in 2009 from $2.0 million of net expense in 2008. The net expense in 2009 is due to $2.7 million of interest expense and amortization of issuance costs and note discount associated with a $15.0 million note payable, a $3.3 million loss on early extinguishment of the $15.0 million note payable (including a prepayment penalty of $2.7 million and write-off of $0.4 million of remaining debt issuance costs and note discount) and a realized loss of $3.6 million related to the sale of an investment. These expenses were offset by a $0.5 million gain on the sale of certain patents that were no longer necessary to support our business and $0.3 million in foreign currency exchange gains. The net other expense in 2008 is primarily attributable to $1.8 million of interest expense and amortization of issuance costs and note discount associated with a $15.0 million note payable and a $1.4 million impairment charge related to the investment which was sold in 2009 , offset by $0.8 million in foreign exchange gains and $0.3 million of interest income.

*Income Tax Benefit*

We recorded an income tax benefit resulting in an effective tax rate of (90.0)% in 2009, compared to an effective rate of 0.3% in 2008. Our effective tax rates in 2009 and 2008 differ significantly from statutory rates primarily due to recording a valuation allowance for deferred tax assets that are not more-likely-than-not to be realized. Our expected effective income tax rate is volatile and may move up or down with changes in, among other items, operating income and the results of changes in tax law and regulations of the U.S. and the foreign jurisdictions in which we operate.

**Liquidity and Capital Resources**

Our cash and cash equivalents were $41.0 million at December 31, 2010, an increase of approximately $21.4 million, or 109.1%, from our balance of $19.6 million at December 31, 2009. In addition, our working capital was $28.8 million at December 31, 2010, an increase of $10.6 million, or 57.9%, from our working capital of $18.2 million at December 31, 2009.

On April 28, 2010, we completed our acquisition of AMICAS through the issuance of $200.0 million of Notes, cash already available at the two companies and proceeds of $41.8 million from the issuance of preferred and common stock.

The net increase in cash and cash equivalents during the years ended December 31, 2010, 2009 and 2008 of $20.3 million, $1.8 million and $3.6 million, respectively, is attributed to the following factors:

| *(unaudited)* | Year Ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| | | *(in millions)* | |
| Cash received from (paid for): | | | |
| Issuance of debt and equity | $ 236.3 | $ 25.2 | $ 14.5 |
| Principal payments on notes | - | (19.6) | - |
| Interest expense | (11.9) | (1.9) | (1.0) |
| Early retirement penalty on debt | - | (2.7) | - |
| Debt and equity issuance costs | (9.9) | - | (2.4) |
| Acquisitions | (216.2) | (2.8) | - |
| Restructuring initiatives | (3.5) | (1.9) | (5.5) |
| Acquisition related expenses | (9.6) | (1.2) | - |
| Property and equipment purchases | (1.5) | (1.1) | (0.5) |
| Sale of property | 6.1 | - | - |
| Other non-operating cash flows | 0.6 | 0.9 | 0.5 |
| Core business operations | 29.9 | 6.9 | (2.0) |
| Increase in cash | $ 20.3 | $ 1.8 | $ 3.6 |

*Operating Cash Flows*

Cash provided by operating activities was $6.0 million in 2010, compared to cash used in operating activities of $1.0 million in 2009. The net loss in 2010 of $11.5 million includes non-cash expenses of $8.8 million and includes $17.2 million in interest expense on our $200.0 million of Notes, of which $11.9 million was paid on November 1, 2010. We also paid $9.6 million in acquisition related expenses in 2010 compared to $1.2 million in 2009. Average quarterly DSO in 2010 (excluding the second quarter, as the calculation is not meaningful due to the timing of the AMICAS acquisition) was 99 days compared to a quarterly average of 83 days in 2009.

*Investing Cash Flows*

Cash used in investing activities was $212.1 million in 2010, compared to cash used in investing activities of $2.8 million in 2009. In 2010, we paid $208.8 million, net of cash acquired, for our acquisition of AMICAS. We also paid $7.4 million, net of cash acquired, for other acquisitions, offset by $6.1 million in proceeds received from the sale of a facility.

*Financing Cash Flows*

In April 2010, we issued 41,750 shares of preferred stock and 7,515,000 shares of common stock for $41.8 million of proceeds received. The preferred stock dividends accumulate at a rate of 15% (which compounds annually), but the timing of its payment is fully at our discretion. In April 2010, we also issued $200.0 million of senior secured Notes, net of a $5.5 million discount. In order to complete the stock and debt issuances, we paid $9.9 million in issuance costs in 2010. We used the proceeds from the issuance of the Notes, preferred and common stock to fund our acquisition of AMICAS.

*Contractual Obligations*

Total outstanding commitments as of December 31, 2010 (in thousands), were as follows:

| | | Payment due by period | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 Year** | **1 – 3 Years** | **3 – 5 Years** | **More than 5 Years** |
| Operating leases | $ 24,219 | $ 4,957 | $ 6,513 | $ 3,158 | $ 9,591 |
| Capital leases (including interest) | 63 | 55 | 8 | - | - |
| Note payable (including interest) | 305,750 | 23,500 | 47,000 | 235,250 | - |
| Total | $ 330,032 | $ 28,512 | $ 53,521 | $ 238,408 | $ 9,591 |

The above obligations include lease payments involving facilities that we have either ceased to use or previously abandoned.

Except for restricted cash of $1.6 million (primarily letters-of-credit related to our leased facilities and $0.8 million related to an insignificant acquisition) and a $0.8 million guarantee to a lender on behalf of a customer of ours at December 31, 2010, we do not have any other significant long-term obligations, contractual obligations, lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

*General*

We believe our current cash and cash equivalent balances will be sufficient to meet our operating, financing and capital requirements through at least the next 12 months, including interest payments due under the Notes. However, any projections of future cash inflows and outflows are subject to uncertainty. In the event that it is necessary to raise additional capital to meet our short term or long term liquidity needs, such capital may be raised through additional debt, equity offerings or sale of certain assets. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of our common stock. Furthermore, the number of shares of any new equity or equity-related securities that may be issued may result in significant dilution to existing shareholders. In addition, the issuance of debt securities could increase the liquidity risk or perceived liquidity risk that we face. We cannot, however, be certain that additional financing, or funds from asset sales, will be available on acceptable terms. If adequate funds are not available or are not available on acceptable terms, we will likely not be able to take advantage of opportunities, develop or enhance services or products or respond to competitive pressures. Any projections of future cash inflows and outflows are subject to uncertainty. In particular, our uses of cash in 2011 and beyond will depend on a variety of factors such as the costs to implement our business strategy, the amount of cash that we are required to devote to defend and address any regulatory proceedings, and potential merger and acquisition activities.

**Material Off Balance Sheet Arrangements**

We have no material off balance sheet arrangements.

**Critical Accounting Policies**

Our consolidated financial statements are impacted by the accounting policies used and the estimates, judgments, and assumptions made by management during their preparation. We base our estimates and judgments on our experience, our current knowledge (including terms of existing contracts), our beliefs of what could occur in the future, our observation of trends in the industry, information provided by our customers and information available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the following accounting policies and estimates as those that we believe are most critical to our financial condition and results of operations and that require management's most subjective and complex judgments in estimating the effect of inherent uncertainties: revenue recognition, allowance for sales returns and doubtful accounts, intangible assets and goodwill, share-based compensation expense, income taxes, guarantees and loss contingencies.

*Revenue Recognition*

Revenues are derived primarily from the licensing of software, sales of hardware and related ancillary products, SaaS offerings, installation and engineering services, training, consulting, and software maintenance and EDI. Inherent to software revenue recognition are significant management estimates and judgments in the interpretation and practical application of the complex rules to individual contracts. These interpretations generally would not influence the amount of revenue recognized, but could influence the timing of such revenues. In addition, revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from period to period. Significant areas of judgment include:

- The determination of deliverables specified in a multiple-element arrangement and treatment as separate units of accounting;
- Whether separate arrangements with the same customer executed within a short time frame of each other are a single arrangement;
- The assessment of the probability of collection and the current credit worthiness of each customer since we generally do not request collateral from customers;
- The determination of whether the fees are fixed and determinable;
- Whether or not installation, engineering or consulting services are significant to the software licensed; and
- The amount of total estimated labor hours, based on management's best estimate, to complete a project we account for under the input method of percentage of completion accounting. We review our contract estimates periodically to assess revisions in contract values and estimated labor hours, and reflect changes in estimates in the period that such estimates are revised under the cumulative catch-up method.

Typically, our contracts contain multiple elements, and while the majority of our contracts contain standard terms and conditions, there are instances where our contracts contain non-standard terms and conditions. As a result, contract interpretation is sometimes required to determine the appropriate accounting. We analyze our multiple element arrangements to determine the vendor-specific objective evidence (VSOE) of fair value of each element, the amount of revenue to be recognized upon shipment, if any, and the period and conditions under which deferred revenue should be recognized. As a result, if facts and circumstances change that affect our current judgments, our revenue could be materially different in the future.

*Allowance for Doubtful Accounts and Sales Returns*

Based upon past experience and judgment, we establish allowances for doubtful accounts related to our accounts receivable and customer credits with respect to our sales returns. We determine collection risk and record allowances for bad debts based on the aging of accounts and past transaction history with customers. In addition, our policy is to allow sales returns when we have preauthorized the return. We have determined an allowance for estimated returns and credits based on our historical experience of returns and customer credits. We monitor our collections, write-offs, returns and credit experience to assess whether adjustments to our allowance estimates are necessary. Changes in trends in any of the factors that we believe impact the realizability of our receivables or modifications to our credit standards, collection, return and credit, authorization practices or other related policies may impact our estimates.

*Intangible Assets and Goodwill*

Intangible assets include purchased technology, capitalized software, customer relationships, backlog, trade names, and non-compete agreements. Finite-lived intangible assets are amortized to reflect the pattern in which the economic benefits are consumed, which is primarily the straight-line method.

Purchased technology and capitalized software are tested for impairment quarterly by comparing the net realizable value (estimated using undiscounted future cash flows) to the carrying value of the software. If the carrying value of the software exceeds its net realizable value, we record an impairment charge in the period in which the impairment is incurred equal to the amount of the difference between the carrying value and estimated undiscounted future cash flows.

Customer relationships, backlog, trade names and non-compete agreements are evaluated for potential impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, based primarily upon whether expected future undiscounted cash flows are sufficient to support the asset's recovery. If the actual useful life of the asset is shorter than the useful life estimated by us, the asset may be deemed to be impaired, and, accordingly, a write-down of the value of the asset determined by a discounted cash flow analysis, or a shorter amortization period, may be required. We have reviewed these long-lived assets with estimable useful lives and determined that their carrying values as of December 31, 2010 are recoverable in future periods.

We review goodwill for impairment annually or more frequently if impairment indicators arise. Our policy provides that goodwill will be reviewed for impairment as of October 1st of each year. In calculating potential impairment losses, we evaluate the fair value of goodwill using either quoted market prices or, if not available, by estimating the expected present value of their future cash flows. Identification of, and assignment of assets and liabilities to, a reporting unit require our judgment and estimates. In addition, future cash flows are based upon our assumptions about future sales activity and market acceptance of our products. If these assumptions change, we may be required to write down the gross value of our remaining goodwill to a revised amount. We performed our goodwill testing and determined that there is no impairment as of December 31, 2010. During our review, we noted that the present value of expected future cash flows of our eClinical reporting unit exceeds the carrying value by less than 10%. The goodwill balance for this reporting unit is $12.0 million as of December 31, 2010. The fair value of our other reporting unit substantially exceeded the carrying value.

*Share-based Compensation Expense*

We calculate share-based compensation expense for option awards based on the estimated grant-date fair value using the Black-Scholes option pricing model, and recognize the expense on a straight-line basis over the vesting period, net of estimated forfeitures. The fair value of stock-based awards is based on certain assumptions, including:

- Expected volatility, which we base on the historical volatility of our stock and other factors; and
- Estimated option life, which represents the period of time the options granted are expected to be outstanding and is based, in part, on historical data.

We also estimate employee terminations (option forfeiture rate), which is based, in part, on historical data, employee class and the type of award. We evaluate the assumptions used to value stock options and restricted stock awards on a quarterly basis. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. Although we believe our assumptions used to calculate share-based compensation expense are reasonable, these assumptions can involve complex judgments about future events, which are open to interpretation and inherent uncertainty. In addition, significant changes to our assumptions could significantly impact the amount of expense recorded in a given period.

*Income Taxes*

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. Our provision for income taxes is determined using the asset and liability approach for accounting for income taxes. A current liability is recognized for the estimated taxes payable for the current year. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which the timing differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates or tax laws are recognized in the provision for income taxes in the period that includes the enactment date.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount more-likely-than-not to be realized. Changes in valuation allowances will flow through the statement of operations unless related to deferred tax assets that expire unutilized or are modified through translation, in which case both the deferred tax asset and related valuation allowance are similarly adjusted. Where a valuation allowance was established through purchase accounting for acquired deferred tax assets, any future change will be credited or charged to income tax expense.

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related tax assets and liabilities. In the ordinary course of our business, there are transactions and calculations for which the ultimate tax determination is uncertain. In spite of our belief that we have appropriate support for all the positions taken on our tax returns, we acknowledge that certain positions may be successfully challenged by the taxing authorities. We determine the tax benefits more likely than not to be recognized with respect to uncertain tax positions. Unrecognized tax benefits are evaluated quarterly and adjusted based upon new information, resolution with taxing authorities and expiration of the statute of limitations. The provision for income taxes includes the impact of changes in the liability for our uncertain tax positions. Although we believe our recorded tax assets and liabilities are reasonable, tax laws and regulations are subject to interpretation and inherent uncertainty; therefore, our assessments can involve both a series of complex judgments about future events and rely on estimates and assumptions. Although we believe these estimates and assumptions are reasonable, the final determination could be materially different than that which is reflected in our provision for income taxes and recorded tax assets and liabilities.

*Guarantees*

We recognize the fair value of guarantee and indemnification arrangements issued or modified by us, as applicable. In addition, we must continue to monitor the conditions that are subject to the guarantees and indemnifications in order to identify if a loss has occurred. If we determine it is probable that a loss has occurred, then any such estimable loss would be recognized under those guarantees and indemnifications.

Under our standard software license agreements, we agree to indemnify, defend and hold harmless our licensees from and against certain losses, damages and costs arising from claims alleging the licensees' use of our software infringes the intellectual property rights of a third party. Historically, we have not been required to pay material amounts in connection with claims asserted under these provisions, and, accordingly, we have not recorded a liability relating to such provisions. We also represent and warrant to licensees that our software products will operate substantially in accordance with published specifications, and that the services we perform will be undertaken by qualified personnel in a professional manner conforming to generally accepted industry standards and practices. Historically, only minimal costs have been incurred relating to the satisfaction of product warranty claims.

Other guarantees include promises to indemnify, defend and hold harmless each of our executive officers, non-employee directors and certain key employees from and against losses, damages and costs incurred by each such individual in administrative, legal or investigative proceedings arising from alleged wrongdoing by the individual while acting in good faith within the scope of his or her job duties on our behalf.

*Loss Contingencies*

We have accrued for costs as of December 31, 2010 and may, in the future, accrue for costs associated with certain contingencies when such costs are probable and reasonably estimable. Liabilities established to provide for contingencies are adjusted as further information develops, circumstances change, or contingencies are resolved.

*Recent Accounting Pronouncements*

We describe below recent pronouncements that have had or may have a significant effect on our financial statements or have an effect on our disclosures. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or related disclosures.

In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) Update No. 2009-13, Multiple-Deliverable Revenue Arrangements (Update No. 2009-13). Update No. 2009-13, amends existing revenue recognition accounting pronouncements that are currently within the scope of FASB ASC Subtopic No. 605-25, Multiple Element Arrangements. Under the new guidance, when VSOE or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. This new approach is effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. We do not believe that adoption of this standard will have a material effect on our financial condition or results of operations.

In October 2009, the FASB issued ASC Update No. 2009-14, Certain Arrangements That Contain Software Elements (Update No. 2009-14). Update No. 2009-14 amends the scope of ASC Subtopic No. 985-605, Revenue Recognition, to exclude tangible products that include software and non-software components that function together to deliver the product's essential functionality. This Update shall be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier application is permitted as of the beginning of a company's fiscal year provided the company has not previously issued financial statements for any period within that year. An entity shall not elect early application of Update No. 2009-14 unless it also elects early application of Update No. 2009-13. We do not believe that adoption of this standard will have a material effect on our financial condition or results of operations.

In January 2010, the FASB issued ASC Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (Update No. 2010-06). Update No. 2010-06 amends certain disclosure requirements of Subtopic 820-10, and provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This Update also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. Update No. 2010-06 is effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. That requirement is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. This Update does not require disclosures for earlier periods presented for comparative purposes at initial adoption. Since this Update only requires additional disclosures, it did not have an impact on our financial position or results of operations.

In February 2010, the FASB issued ASC Update No. 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements (Update No. 2010-09). This Update requires SEC registrants to evaluate subsequent events through the date that the financial statements are issued and removes the requirement to disclose the date through which management evaluated subsequent events. This guidance was effective immediately upon issuance.

In December 2010, the FASB issued ASC Update 2010-29, Business Combinations (Topic 805) - Disclosure of Supplementary Pro Forma Information for Business Combinations (Update No. 2010-29). This Update requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. This Update affects any public entity that enters into business combinations that are material on an individual or aggregate basis and is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. Adoption of this Update will affect our disclosures of material business combinations in future periods.

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

*Interest Rate Risk*

Our cash and cash equivalents are exposed to financial market risk due to fluctuations in interest rates, which may affect our interest income. As of December 31, 2010, our cash and cash equivalents included money market funds and short-term deposits, including certain cash that is restricted, totaling approximately $41.0 million, and earned interest at a weighted average rate of 0.2% in 2010. The value of the principal amounts is equal to the fair value for these instruments. Due to the short-term nature of our investment portfolio, our interest income is subject to changes in short-term interest rates. At current investment levels, our pre-tax results of operations would vary by approximately $0.4 million for every 100 basis point change in our weighted average short-term interest rate. We do not use our portfolio for trading or other speculative purposes.

*Foreign Currency Exchange Risk*

We have sales and expenses in Canada, China and Europe that are denominated in currencies other than the U.S. Dollar and, as a result, have exposure to foreign currency exchange risk. We do not enter into derivative financial instruments for trading or speculative purposes. In the event our exposure to foreign currency risk increases to levels that we do not deem acceptable, we may choose to hedge those exposures.

**Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

## Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Merge Healthcare Incorporated
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of Merge Healthcare Incorporated and subsidiaries (the Company) as of December 31, 2010 and 2009 and the related consolidated statements of operations, shareholders' equity, cash flows, and comprehensive income (loss) for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merge Healthcare Incorporated at December 31, 2010 and 2009, and the results of its operations, cash flows, and comprehensive income (loss) for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Merge Healthcare Incorporated's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

Milwaukee, Wisconsin
March 15, 2011

## MERGE HEALTHCARE INCORPORATED AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
## (in thousands, except for share data)

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents, including restricted cash of $1,647 and $559 at December 31, 2010 and 2009, respectively | $ 41,029 | $ 19,621 |
| Accounts receivable, net of allowance for doubtful accounts and sales returns of $1,322 and $1,287 at December 31, 2010 and 2009, respectively | 53,254 | 17,219 |
| Inventory | 3,486 | 280 |
| Prepaid expenses | 4,191 | 1,896 |
| Deferred income taxes | 2,545 | 142 |
| Other current assets | 9,336 | 3,590 |
| Total current assets | 113,841 | 42,748 |
| Property and equipment: | | |
| Computer equipment | 9,859 | 8,542 |
| Office equipment | 2,007 | 2,347 |
| Leasehold improvements | 1,055 | 1,715 |
| | 12,921 | 12,604 |
| Less accumulated depreciation | 7,149 | 8,727 |
| Net property and equipment | 5,772 | 3,877 |
| Purchased and developed software, net of accumulated amortization of $9,811 and $15,488 at December 31, 2010 and 2009, respectively | 26,619 | 12,621 |
| Other intangible assets, net of accumulated amortization of $8,419 and $2,411 at December 31, 2010 and 2009, respectively | 48,957 | 6,715 |
| Goodwill | 169,533 | 28,749 |
| Deferred income taxes | 17,006 | 4,689 |
| Other assets | 14,660 | 850 |
| Total assets | $ 396,388 | $ 100,249 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Current liabilities: | | |
| Accounts payable | $ 18,370 | $ 4,444 |
| Interest payable | 3,917 | - |
| Accrued wages | 4,304 | 1,950 |
| Restructuring accrual | 1,707 | 879 |
| Other accrued liabilities | 6,875 | 1,665 |
| Deferred revenue | 49,876 | 15,579 |
| Total current liabilities | 85,049 | 24,517 |
| Notes payable | 195,077 | - |
| Deferred income taxes | - | 68 |
| Deferred revenue | 3,809 | 1,193 |
| Income taxes payable | 5,683 | 5,461 |
| Other | 1,964 | 873 |
| Total liabilities | 291,582 | 32,112 |
| Shareholders' equity: | | |
| Series A Non-voting Preferred Stock, $0.01 par value: 50,000 shares authorized; 41,750 and zero shares issued and outstanding at December 31, 2010 and 2009, respectively. Aggregate liquidation preference: $54,275 and zero at December 31, 2010 and 2009, respectively. | 41,750 | - |
| Series B Preferred Stock, $0.01 par value: 1,000,000 shares authorized; zero shares issued and outstanding at December 31, 2010 and 2009. | - | - |
| Common stock, $0.01 par value: 150,000,000 shares and 100,000,000 shares authorized at December 31, 2010 and 2009, respectively: 83,258,123 shares and 74,791,753 shares issued and outstanding at December 31, 2010 and 2009, respectively. | 833 | 748 |
| Common stock subscribed, 991,053 shares and 9,978 shares at December 31, 2010 and 2009, respectively | 3,323 | 32 |
| Additional paid-in capital | 527,228 | 524,114 |
| Accumulated deficit | (469,872) | (458,356) |
| Accumulated other comprehensive income | 1,544 | 1,599 |
| Total shareholders' equity | 104,806 | 68,137 |
| Total liabilities and shareholders' equity | $ 396,388 | $ 100,249 |

See accompanying notes to consolidated financial statements.

## MERGE HEALTHCARE INCORPORATED AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS
### (in thousands, except for share and per share data)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Net sales: | | | |
| Software and other | $ 42,420 | $ 33,037 | $ 27,561 |
| Professional services | 23,175 | 11,830 | 8,586 |
| Maintenance and EDI | 74,737 | 21,974 | 20,588 |
| Total net sales | 140,332 | 66,841 | 56,735 |
| Cost of sales: | | | |
| Software and other | 13,762 | 3,730 | 5,121 |
| Professional services | 15,411 | 6,731 | 6,044 |
| Maintenance and EDI | 24,418 | 5,593 | 5,628 |
| Depreciation, amortization and impairment | 10,972 | 3,323 | 3,279 |
| Total cost of sales | 64,563 | 19,377 | 20,072 |
| Gross margin | 75,769 | 47,464 | 36,663 |
| Operating costs and expenses: | | | |
| Sales and marketing | 20,697 | 9,203 | 9,313 |
| Product research and development | 20,064 | 10,689 | 13,240 |
| General and administrative | 22,012 | 13,005 | 20,461 |
| Acquisition-related expenses | 9,674 | 1,225 | - |
| Trade name impairment, restructuring and other expenses | 5,006 | 1,613 | 11,816 |
| Depreciation, amortization and impairment | 6,840 | 2,766 | 3,530 |
| Total operating costs and expenses | 84,293 | 38,501 | 58,360 |
| Operating income (loss) | (8,524) | 8,963 | (21,697) |
| Other income (expense): | | | |
| Interest expense | (17,218) | (2,716) | (1,750) |
| Interest income | 58 | 50 | 268 |
| Other, net | 522 | (6,147) | (564) |
| Total other income (expense) | (16,638) | (8,813) | (2,046) |
| Income (loss) before income taxes | (25,162) | 150 | (23,743) |
| Income tax benefit | (13,646) | (135) | (60) |
| Net income (loss) | $ (11,516) | $ 285 | $ (23,683) |
| Less: preferred stock dividends | 19,076 | - | - |
| Net income (loss) available to common shareholders | $ (30,592) | $ 285 | $ (23,683) |
| Net income (loss) per share - basic | $ (0.38) | $ 0.00 | $ (0.51) |
| Weighted average number of common shares outstanding - basic | 80,231,427 | 60,910,268 | 46,717,546 |
| Net income (loss) per share - diluted | $ (0.38) | $ 0.00 | $ (0.51) |
| Weighted average number of common shares outstanding - diluted | 80,231,427 | 62,737,821 | 46,717,546 |

See accompanying notes to consolidated financial statements.

## MERGE HEALTHCARE INCORPORATED
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
### Years Ended December 31, 2008, 2009 and 2010
### (in thousands, except for share data)

| | Preferred Stock | | Common Stock | | | | | | Accumulated Other | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares Issued | Issued Amount | Shares Subscribed | Subscribed Amount | Shares Issued | Issued Amount | Additional Paid-in Capital | Accumulated Deficit | Comprehensive Income | Total Shareholders' Equity |
| Balance at December 31, 2007 | 1 | $ - | - | $ - | 32,237,700 | $ 322 | $ 456,371 | $ (434,958) | $ 2,670 | 24,405 |
| Exchange of exchangeable share rights into Common Stock | - | - | - | - | 883,180 | 9 | (9) | - | - | - |
| Issuance of Common Stock | - | - | - | - | 21,085,715 | 211 | 4,614 | - | - | 4,825 |
| Stock issued under ESPP | - | - | 30,271 | 37 | 61,822 | 1 | 62 | - | - | 100 |
| Vesting of restricted stock | - | - | - | - | 1,238,285 | 12 | (12) | - | - | - |
| Share-based compensation expense | - | - | - | - | - | - | 4,161 | - | - | 4,161 |
| Cash dividend | - | - | - | - | - | - | (57) | - | - | (57) |
| Treasury stock repurchase and retirement | - | - | - | - | - | - | (47) | - | - | (47) |
| Net loss | - | - | - | - | - | - | - | (23,683) | - | (23,683) |
| Other comprehensive income | - | - | - | - | - | - | - | - | (863) | (863) |
| Balance at December 31, 2008 | 1 | $ - | 30,271 | $ 37 | 55,506,702 | $ 555 | $ 465,083 | $ (458,641) | $ 1,807 | $ 8,841 |
| Exchange of exchangeable share rights into Common Stock | - | - | - | - | 719,412 | 7 | (7) | - | - | - |
| Retirement of preferred share | (1) | - | - | - | - | - | - | - | - | - |
| Stock issued for acquisitions | - | - | - | - | 9,364,849 | 93 | 32,155 | - | - | 32,248 |
| Stock issued under registered direct offering | | | | | | | | | | - |
| offering, net of issuance costs | - | - | - | - | 9,084,032 | 91 | 25,084 | - | - | 25,175 |
| Stock issued under ESPP | - | - | (20,293) | (5) | 63,425 | 1 | 114 | - | - | 110 |
| Vesting of restricted stock | - | - | - | - | 53,333 | 1 | (1) | - | - | - |
| Share-based compensation expense | - | - | - | - | - | - | 1,686 | - | - | 1,686 |
| Net income | - | - | - | - | - | - | - | 285 | - | 285 |
| Other comprehensive loss | - | - | - | - | - | - | - | - | (208) | (208) |
| Balance at December 31, 2009 | - | $ - | 9,978 | $ 32 | 74,791,753 | $ 748 | $ 524,114 | $ (458,356) | $ 1,599 | $ 68,137 |
| Issuance of stock | 41,750 | 26,850 | - | - | 7,515,000 | 75 | 14,825 | - | - | 41,750 |
| Deemed dividend | - | 14,900 | - | - | - | - | (14,900) | - | - | - |
| Stock issuance costs | - | - | - | - | - | - | (882) | - | - | (882) |
| Stock issued for acquisitions | - | - | 974,701 | 3,265 | 500,000 | 5 | 1,345 | - | - | 4,615 |
| Stock issued under ESPP | - | - | 6,374 | 26 | 51,388 | 1 | 133 | - | - | 160 |
| Vesting of restricted stock | - | - | - | - | 408,531 | 4 | (4) | - | - | - |
| Share-based compensation expense | - | - | - | - | - | - | 2,623 | - | - | 2,623 |
| Treasury stock repurchase and retirement | - | - | - | - | (8,549) | - | (26) | - | - | (26) |
| Net loss | - | - | - | - | - | - | - | (11,516) | - | (11,516) |
| Other comprehensive loss | - | - | - | - | - | - | - | - | (55) | (55) |
| Balance at December 31, 2010 | 41,750 | $ 41,750 | 991,053 | $ 3,323 | 83,258,123 | $ 833 | $ 527,228 | $ (469,872) | $ 1,544 | $ 104,806 |

See accompanying notes to consolidated financial statements.

## MERGE HEALTHCARE INCORPORATED AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in thousands)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| **Cash flows from operating activities:** | | | |
| Net income (loss) | $ (11,516) | $ 285 | $ (23,683) |
| Adjustments to reconcile net income (loss) to net cash used in operating activities: | | | |
| Depreciation, amortization and impairment | 17,812 | 6,089 | 6,809 |
| Share-based compensation | 2,623 | 1,686 | 4,161 |
| Loss on disposal of subsidiaries | - | - | 1,470 |
| Amortization of note payable issuance costs & discount | 1,445 | 1,533 | 604 |
| Trade name impairment | - | - | 1,060 |
| Other-than-temporary impairment on equity investments | - | - | 1,435 |
| Realized loss on investment | - | 3,624 | - |
| Change in contingent consideration for acquisitions | 113 | - | - |
| Provision for doubtful accounts receivable and sales returns, net of recoveries | 880 | 416 | 316 |
| Deferred income taxes | (14,056) | - | (175) |
| Changes in operating assets and liabilities, net of effects of acquisitions and dispositions: | | | |
| Accounts receivable | (13,962) | (1,768) | (1,472) |
| Inventory | (2,184) | 494 | 1,204 |
| Prepaid expenses | 3,269 | 441 | (54) |
| Accounts payable | 4,934 | (3,986) | (3,464) |
| Accrued wages | (2,223) | (780) | (1,032) |
| Restructuring accrual | 1,310 | (294) | 1,042 |
| Other accrued liabilities | 2,399 | (646) | 290 |
| Deferred revenue | 15,553 | (7,830) | (1,895) |
| Other | (392) | (234) | (192) |
| Net cash provided by (used in) operating activities | 6,005 | (970) | (13,576) |
| **Cash flows from investing activities:** | | | |
| Cash paid for acquisitions, net of cash acquired | (216,212) | (2,752) | - |
| Purchases of property, equipment, and leasehold improvements | (1,492) | (1,121) | (539) |
| Cash received on sale of fixed assets | 6,124 | - | - |
| Cash received on sale of subsidiary | - | - | 499 |
| Change in restricted cash | (1,088) | 188 | (258) |
| Proceeds from sale of equity investment | 606 | 886 | - |
| Net cash used in investing activities | (212,062) | (2,799) | (298) |
| **Cash flows from financing activities:** | | | |
| Proceeds from issuance of notes, net of discount | 194,532 | - | 14,490 |
| Proceeds from issuance of stock | 41,750 | 25,175 | 5,479 |
| Note and stock issuance costs paid | (9,897) | - | (2,386) |
| Proceeds from exercise of stock options and employee stock purchase plan | 160 | 110 | 100 |
| Principal payments on notes | - | (19,570) | - |
| Principal payments in capital leases | (142) | (111) | - |
| Stock repurchases | (26) | - | (47) |
| Dividends paid | - | - | (57) |
| Net cash provided by financing activities | 226,377 | 5,604 | 17,579 |
| Effect of exchange rates on cash and cash equivalents | - | - | (115) |
| Net increase (decrease) in cash and cash equivalents | 20,320 | 1,835 | 3,590 |
| Cash and cash equivalents (net of restricted cash), beginning of period (1) | 19,062 | 17,227 | 13,637 |
| Cash and cash equivalents (net of restricted cash), end of period (2) | $ 39,382 | $ 19,062 | $ 17,227 |
| **Supplemental Disclosures of Cash Flow Information:** | | | |
| Cash paid for interest | $ 11,956 | $ 1,858 | $ 975 |
| Cash paid for income taxes, net of refunds | $ (123) | $ 87 | $ 17 |
| **Non-Cash Investing and Financing Activities** | | | |
| Value of Common Stock issued for acquisitions | $ 4,615 | $ 32,248 | $ - |

(1) Net of restricted cash of $559, $621, and $363 at December 31, 2009, 2008 and 2007, respectively.

(2) Net of restricted cash of $1,647, $559, and $621 at December 31, 2010, 2009 and 2008, respectively.

See accompanying notes to consolidated financial statements.

**MERGE HEALTHCARE INCORPORATED AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)**
**(in thousands)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Net income (loss) | $ (11,516) | $ 285 | $ (23,683) |
| Translation adjustment | - | - | 221 |
| Unrealized gain (loss) on marketable securities, net of income taxes | (55) | (208) | (1,084) |
| Comprehensive income (loss) | $ (11,571) | $ 77 | $ (24,546) |

See accompanying notes to consolidated financial statements.

**Merge Healthcare Incorporated and Subsidiaries**

**Notes to Consolidated Financial Statements**

**(In thousands, except for share and per share data)**

## (1) Basis of Presentation and Significant Accounting Policies

*Nature of Operations*

Merge Healthcare Incorporated and its subsidiaries or affiliates (collectively Merge, we, us, or our) is an enterprise image provider dedicated to healthcare information technology (IT) solutions. We develop software solutions that automate healthcare data and diagnostic workflow to create a more comprehensive electronic record of the patient experience. Our solutions are designed to help solve some of the toughest challenges in health information exchange today, such as the incorporation of medical images and diagnostic information into broader healthcare IT applications, the interoperability of proprietary software solutions, advanced clinical tools like computer aided detection (CAD), the profitability of outpatient imaging practices in the face of declining reimbursement and the ability to improve the efficiency and cost effectiveness of our customers' businesses.

*Principles of Consolidation*

The consolidated financial statements include the financial statements of our wholly owned subsidiaries, and include the results of AMICAS, Inc. (AMICAS) and other acquisitions from the dates of acquisition. All intercompany balances and transactions have been eliminated in consolidation.

We have certain minority equity stakes in various companies accounted for as cost method investments. The operating results of these companies are not included in our results of operations.

*Reclassifications*

Where appropriate, certain reclassifications have been made to the prior periods' financial statements to conform to the current year presentation.

*Use of Estimates*

Our consolidated financial statements are prepared in accordance with United States of America (U.S.) generally accepted accounting principles (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for items and matters such as revenue recognition and allowances for uncollectible accounts receivable and sales returns, inventory obsolescence, depreciation and amortization, long-lived and intangible asset valuations, impairment assessments, restructuring reserves, taxes and related valuation allowance, income tax provisions, stock-based compensation, and contingencies. We believe that the estimates, judgments and assumptions are reasonable, based on information available at the time they are made. Actual results could differ from those estimates.

*Functional Currency*

The functional currency of all our foreign subsidiaries is the United States of America dollar (U.S. Dollar). Foreign currency denominated revenues and expenses are translated at weighted average exchange rates throughout the year. Foreign currency denominated monetary assets and liabilities are translated at rates prevailing at the balance sheet dates. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of other comprehensive income (loss). Foreign exchange gains and losses on transactions during the year are reflected in the consolidated statements of operations, as a component of other income (expense), net.

*Fair Value of Financial Instruments*

Our financial instruments include cash and cash equivalents, accounts receivable, marketable and non-marketable equity securities, accounts payable, notes payable, and certain accrued liabilities. The carrying amounts of these assets and liabilities approximate fair value due to the short maturity of these instruments, except for the notes payable and non-marketable equity securities. The carrying amount of the notes payable approximates fair value due to the interest rate and terms approximating those available to us for similar obligations. The estimated fair values of the non-marketable equity securities have been determined from information obtained from independent valuations and management estimates.

We use a three-tier value hierarchy to prioritize the inputs used in measuring fair value of our financial assets and liabilities. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are directly or indirectly

(In thousands, except for share and per share data)

observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore, requiring an entity to develop its own assumptions.

We also consider additional information in estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, or circumstances indicate a transaction is not suitable for fair value measurement. See Note 5 for further discussion of the fair value of our financial instruments.

*Cash and Cash Equivalents*

Cash and cash equivalents consist of balances with banks (including restricted cash), money market accounts and liquid short-term investments with original maturities of ninety days or less and are carried on the balance sheet at cost plus accrued interest. As of December 31, 2010, cash and cash equivalents were $39,945 and $1,084, respectively. As of December 31, 2010, restricted cash consisted of letters-of-credit relating to our leased facilities and a cash hold back related to an acquisition.

*Inventory*

Inventory, consisting principally of raw materials and finished goods (primarily purchased third-party hardware), is stated at the lower of cost or market.

*Other Current Assets*

Other current assets consist primarily of revenue recognized that has not yet been billed to a customer, taxes receivable and other non-trade receivables, all of which are due within the next twelve months. The balances are comprised of the following as of December 31, 2010 and 2009:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Unbilled A/R | $ 8,337 | $ 2,054 |
| Taxes receivable | 848 | 331 |
| Other non-trade receivables | 151 | 1,205 |
| | $ 9,336 | $ 3,590 |

*Property and Equipment*

Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Property and equipment are evaluated for potential impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, based primarily upon whether expected future undiscounted cash flows are sufficient to support the asset's recovery. Useful lives of our major classes of property and equipment are two to three years for computer equipment and five to seven years for office equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated life of the asset or the term of the lease. We recorded depreciation expense of $4,091, $1,801 and $2,530 in the years ended December 31, 2010, 2009 and 2008, respectively.

*Intangible Assets and Goodwill*

Intangible assets include purchased and capitalized technology, customer relationships, backlog, trade names, and non-compete agreements. Finite-lived intangible assets are amortized to reflect the pattern of economic benefits consumed, which is primarily the straight-line method.

Purchased technology and capitalized software are tested for impairment quarterly by comparing the net realizable value (estimated using undiscounted future cash flows) to the carrying value of the software. If the carrying value of the software exceeds its net realizable value, we record an impairment charge in the period in which the impairment is incurred equal to the amount of the difference between the carrying value and estimated undiscounted future cash flows.

Customer relationships, backlog, trade names and non-compete agreements are evaluated for potential impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, based primarily upon whether expected future undiscounted cash flows are sufficient to support the asset's recovery. If the actual useful life of the asset is shorter than the useful life estimated by us, the asset may be deemed to be impaired, and, accordingly, a write-down of the value of the asset determined by a discounted cash flow analysis, or a shorter amortization period, may be required. We have reviewed these assets with estimable useful lives and determined that their carrying values as of December 31, 2010 are recoverable in future periods.

**(In thousands, except for share and per share data)**

All research and development costs incurred prior to the point at which management believes a project has reached technological feasibility are expensed as incurred.

We review goodwill for impairment annually or more frequently if impairment indicators arise. Our policy provides that goodwill will be reviewed for impairment as of October 1st. In calculating potential impairment losses, we evaluate the fair value of goodwill using either quoted market prices or, if not available, by estimating the expected present value of their future cash flows. Identification of, and assignment of assets and liabilities to, a reporting unit require our judgment and estimates. In addition, future cash flows are based upon our assumptions about future sales activity and market acceptance of our products. We performed our annual goodwill testing and determined that there is no impairment as of December 31, 2010. During our review, we noted that the present value of expected future cash flows of our eClinical reporting unit exceeds the carrying value by less than 10%. The goodwill balance for this reporting unit is $12,030 as of December 31, 2010. The fair value of our other reporting unit substantially exceeded the carrying value.

*Other Current Liabilities*

Other current liabilities consist primarily of leases payable, deferred tax liability, accrued taxes, and other non-trade payables, all of which are due within the next twelve months. The balances are comprised of the following as of December 31, 2010 and 2009:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Leases Payable | $ 679 | $ 74 |
| Deferred Tax Liability | 732 | - |
| Accrued Taxes | 1,296 | 300 |
| Other liabilities | 4,168 | 1,291 |
| | $ 6,875 | $ 1,665 |

*Guarantees*

We recognize the fair value of guarantee and indemnification arrangements issued or modified by us, as applicable. In addition, we must continue to monitor the conditions that are subject to the guarantees and indemnifications in order to identify if a loss has occurred. If we determine it is probable that a loss has occurred, then any such estimable loss would be recognized under those guarantees and indemnifications.

Under our standard software license agreements, we agree to indemnify, defend and hold harmless our licensees from and against certain losses, damages and costs arising from claims alleging the licensees' use of our software infringes the intellectual property rights of a third party. Historically, we have not been required to pay material amounts in connection with claims asserted under these provisions, and, accordingly, we have not recorded a liability relating to such provisions. We also represent and warrant to licensees that our software products will operate substantially in accordance with published specifications, and that the services we perform will be undertaken by qualified personnel in a professional manner conforming to generally accepted industry standards and practices. Historically, only minimal costs have been incurred relating to the satisfaction of product warranty claims.

Other guarantees include promises to indemnify, defend and hold harmless each of our executive officers, non-employee directors and certain key employees from and against losses, damages and costs incurred by each such individual in administrative, legal or investigative proceedings arising from alleged wrongdoing by the individual while acting in good faith within the scope of his or her job duties on our behalf.

*Income Taxes*

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. Our provision for income taxes is determined using the asset and liability approach for accounting for income taxes. A current liability is recognized for the estimated taxes payable for the current year. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which the timing differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates or tax laws are recognized in the provision for income taxes in the period that includes the enactment date.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount more-likely-than-not to be realized. Changes in valuation allowances will flow through the statement of operations unless related to deferred tax assets that expire unutilized or are modified through translation, in which case both the deferred tax asset and related valuation allowance are similarly adjusted. Where a valuation allowance was established through purchase accounting for acquired deferred tax assets, any future change will be credited or charged to income tax expense.

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related tax assets and liabilities. In the ordinary course of our business, there are transactions and calculations for which the ultimate tax determination is uncertain. In spite of our belief that we have appropriate support for all the positions taken on our tax returns, we acknowledge that certain positions may be successfully challenged by the taxing authorities. We determine the tax benefits more likely than not to be recognized with respect to uncertain tax positions. Unrecognized tax benefits are evaluated quarterly and adjusted based upon new information, resolution with taxing authorities and expiration of the statute of limitations. The provision for income taxes includes the impact of changes in the liability for our uncertain tax positions. Although we believe our recorded tax assets and liabilities are reasonable, tax laws and regulations are subject to interpretation and inherent uncertainty; therefore, our assessments can involve both a series of complex judgments about future events and rely on estimates and assumptions. Although we believe these estimates and assumptions are reasonable, the final determination could be materially different than that which is reflected in our provision for income taxes and recorded tax assets and liabilities.

*Accumulated Other Comprehensive Income*

Foreign currency translation adjustments and unrealized gains or losses on our available-for-sale securities, net of applicable taxes, are included in accumulated other comprehensive income, and are further detailed in Note 5 for the years ended December 31, 2010 and 2009.

*Revenue Recognition*

Revenues are derived primarily from the licensing of software, sales of hardware and related ancillary products, hosted clinical trial software-as-a-service (SaaS) offerings, installation and engineering services, training, consulting, and software maintenance and support. Inherent to software revenue recognition are significant management estimates and judgments in the interpretation and practical application of the complex rules to individual contracts. These interpretations generally would not influence the amount of revenue recognized, but could influence the timing of such revenues. Typically, our contracts contain multiple elements, and while the majority of our contracts contain standard terms and conditions, there are instances where our contracts contain non-standard terms and conditions. As a result, contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple-element arrangement should be treated as separate units of accounting for revenue recognition purposes, and if so, the relative fair value that should be allocated to each of the elements and when to recognize revenue for each element.

We recognize revenue on software arrangements involving multiple elements, including separate arrangements with the same customer executed within a short time frame of each other, based on the vendor-specific objective evidence (VSOE) of fair values of those elements. For the majority of our business, we determine the fair value of the maintenance and support portion of the arrangement based on the substantive renewal price of the maintenance offered to customers, which generally is stated in the contract. The fair value of installation, engineering services, training, and consulting is based upon the price charged when these services are sold separately. For sales transactions where the software is incidental or the only contract deliverable is engineering or other services, as well as hardware transactions where no software is involved, we recognize revenue based on either VSOE of fair value or other third-party evidence of fair value of those elements.

Revenue from multiple-element arrangements including software is recognized using the residual method. Under the residual method, revenue is recognized in a multiple element arrangement when fair value exists for all of the undelivered elements in the arrangement, even if fair value does not exist for one or more of the delivered elements in the arrangement, assuming all other conditions for revenue recognition have been satisfied. If evidence of fair value cannot be established for the maintenance and support element of a sale, and it represents the only undelivered element, all contract elements are deferred and recognized ratably over the related maintenance and support period.

Revenue from multiple-element arrangements not including software is typically recognized using the relative method. Under the relative method, revenue is recognized in a multiple element arrangement when fair value exists for all of the elements in the arrangement, assuming all other conditions for revenue recognition have been satisfied.

Provided that evidence of an arrangement exists, fees are fixed or determinable, collection of the related receivable is probable, fair value for the undelivered elements exist and there are no other contract considerations resulting in the deferral of revenue, we typically recognize revenue in the following manner:

- Software licenses and hardware are recognized upon delivery, while installation, engineering services, training, and consulting services are recognized as performed and maintenance and support is recognized ratably over the period in which the services are performed. This is the primary method used for sales of software products which are typically fully functional upon delivery and do not require significant modification or alteration. Any subsequent software royalties associated with such contracts are generally recognized as reported by the customer. Revenue is also recognized in this manner for the majority of sales of additional modules to existing customers.
- Software licenses sold through annual contracts that include software maintenance and support are deferred and recognized ratably over the one-year period.
- Revenues derived from SaaS offerings are generally recognized using the proportional performance method as we provide software application-hosting and related services to customers under fixed-price contracts. Such contracts are entered into by certain customers with clinical trial products comprising the vast majority. These contracts consist of master agreements containing general terms and conditions and separately negotiated addendums (called task orders) which include services, software subscription and usage fees, and hosting fees. Customers generally have the ability to terminate contracts upon 30 days notice. However, these contracts typically require payment of fees earned from all services provided through the termination date. In the event that a customer cancels a task order, all deferred revenue is recognized and certain termination related fees may be charged.
- If services are considered essential to the functionality of the software, revenue is recognized based on service hours expended through project completion and maintenance and support is recognized thereafter ratably over the applicable period.
- EDI revenues are typically recognized monthly based on transactional volumes.

If services are considered essential, we recognize revenue using either the proportional performance guidelines or percentage of completion accounting, as appropriate. Revenue is determined by the input method based upon the amount of labor hours expended compared to the total labor hours expended plus the estimated amount of labor hours to complete the project. Total estimated labor hours are based on management's best estimate of the total amount of time it will take to complete a project. These estimates require the use of judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates periodically to assess the possible need for revisions in contract values and estimated labor hours, and reflect changes in estimates in the period that such estimates are revised under the cumulative catch-up method. When estimates indicate a loss, such loss is recognized in the current period in its entirety. Because of the inherent uncertainties in estimating total labor hours, it is possible that the estimates will change and could result in a material change of revenue recognized in the applicable period. We record a loss for a contract at the point it is determined that the total estimated contract costs will exceed management's estimates of contract revenues. As of December 31, 2010, we have not experienced any material losses on uncompleted contracts.

We assess collectability based on a number of factors, including past transaction history with the customer and the credit worthiness of the customer. We must exercise our judgment when we assess the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, it could affect the timing and the amount of revenue we recognize on a contract. We generally do not request collateral from customers. We have provided for an allowance for estimated returns and credits based on our historical experience of returns and customer credits.

Deferred revenue is comprised of deferrals for license fees, support and maintenance and other services. Long-term deferred revenue as of December 31, 2010 represents license fees, support and maintenance and other services to be earned or provided beginning January 1, 2012. Revenue recognized that has not yet been billed to a

(In thousands, except for share and per share data)

customer results in an asset as of the end of the respective period. As of December 31, 2010 and 2009, there was $8,337 and $2,054 recorded within other current assets.

We record reimbursable out-of-pocket expenses in both services and maintenance net sales and as a direct cost of services and maintenance. The reimbursement by customers of shipping and handling costs are recorded in software and other net sales and the associated cost as a cost of sale. We record sales tax expense on a net basis.

*Share-Based Compensation*

We calculate share-based compensation expense for option awards based on the estimated grant-date fair value using the Black-Scholes option pricing model, and recognize the expense on a straight-line basis over the vesting period, net of estimated forfeitures. We evaluate the assumptions used to value stock options and restricted stock awards on a quarterly basis. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

*Recent Accounting Pronouncements*

We describe below recent pronouncements that have had or may have a significant effect on our financial statements or have an effect on our disclosures. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or related disclosures.

In October 2009, the FASB issued ASC Update No. 2009-13, *Multiple-Deliverable Revenue Arrangements* (Update No. 2009-13). Update No. 2009-13, amends existing revenue recognition accounting pronouncements that are currently within the scope of FASB ASC Subtopic No. 605-25, *Multiple Element Arrangements*. Under the new guidance, when VSOE or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. This new approach is effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. We do not believe that adoption of this standard will have a material effect on our financial condition or results of operations.

In October 2009, the FASB issued ASC Update No. 2009-14, *Certain Arrangements That Contain Software Elements* (Update No. 2009-14). Update No. 2009-14 amends the scope of ASC Subtopic No. 985-605, *Revenue Recognition*, to exclude tangible products that include software and non-software components that function together to deliver the product's essential functionality. This Update shall be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier application is permitted as of the beginning of a company's fiscal year provided the company has not previously issued financial statements for any period within that year. An entity shall not elect early application of Update No. 2009-14 unless it also elects early application of Update No. 2009-13. We do not believe that adoption of this standard will have a material effect on our financial condition or results of operations.

In January 2010, the FASB issued ASC Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (Update No. 2010-06). Update No. 2010-06 amends certain disclosure requirements of Subtopic 820-10, and provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This Update also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. Update No. 2010-06 is effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. That requirement is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. This Update does not require disclosures for earlier periods presented for comparative purposes at initial adoption. Since this Update only requires additional disclosures, it did not have an impact on our financial position or results of operations.

In February 2010, the FASB issued ASC Update No. 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements (Update No. 2010-09). This Update requires SEC registrants to evaluate subsequent events through the date that the financial statements are issued and removes the requirement to disclose the date through which management evaluated subsequent events. This guidance was effective immediately upon issuance.

(In thousands, except for share and per share data)

In December 2010, the FASB issued ASC Update 2010-29, Business Combinations (Topic 805) - Disclosure of Supplementary Pro Forma Information for Business Combinations (Update No. 2010-29). This Update requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. This Update affects any public entity that enters into business combinations that are material on an individual or aggregate basis and is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. Adoption of this Update will affect our disclosures of material business combinations in future periods.

## (2) Acquisitions

### *AMICAS, Inc.*

On April 28, 2010, we completed our acquisition of AMICAS through a successful tender offer for 37,009,990 outstanding shares of common stock of AMICAS at $6.05 per share in cash. Following the tender offer, we purchased the remaining shares pursuant to a merger of a subsidiary of Merge with and into AMICAS. Total transaction consideration was approximately $223,910. In addition, shortly before the completion of the acquisition, AMICAS paid cash to holders of vested, in-the-money stock options for the difference between $6.05 per share and the exercise price of such options. The holders of shares of restricted stock were paid $6.05 per share in cash. The total consideration paid to option and restricted stock holders was approximately $22,906. We financed the transaction with $200 million aggregate principal amount of 11.75% Senior Secured Notes due 2015 (Notes), cash already available at the two companies and proceeds of $41,750 from the issuance of preferred and common stock. See Notes 7, 8 and 11 for further information regarding the Notes and preferred and common stock issuance.

*Reasons for the Transaction*

We believe that our acquisition of AMICAS allows our customers to benefit from the combined company's enhanced suite of products ranging from point solutions to end-to-end solutions for imaging workflow. The acquisition also creates an opportunity to cross-sell our solutions to different provider bases and to use our international footprint to increase revenues of AMICAS's products. In addition and as anticipated, the acquisition of AMICAS created ongoing cost synergies commencing in the fourth quarter of 2010 of at least $15,000 annually.

*Accounting*

The acquisition of AMICAS was accounted for in accordance with ASC Topic No. 805, *Business Combinations*. Merge was considered the accounting acquirer. Under the acquisition method of accounting, the total purchase price of approximately $223,910 was allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various estimates of their respective fair values. The allocation of the purchase consideration was based upon estimates made by us with the assistance of independent valuation specialists. The purchase price allocation, based on AMICAS' assets and liabilities as of April 28, 2010, was as follows:

| | Estimated Fair Value |
|---|---|
| Cash | $ 15,125 |
| Other tangible assets | 46,081 |
| Liabilities assumed | (32,080) |
| Purchased and developed software | 19,200 |
| Customer relationships | 30,400 |
| Backlog | 8,100 |
| Trade names | 3,600 |
| Non-competes | 3,100 |
| Goodwill | 130,384 |
| Total consideration | $ 223,910 |

**(In thousands, except for share and per share data)**

Liabilities assumed included approximately $2,245 owed to certain former officers of AMICAS. These liabilities were considered part of the acquisition of AMICAS since the contractual obligations were entered into prior to the acquisition and were not for the benefit of Merge.

The amounts allocated to purchased and developed software, customer relationships, trade names, employee non-compete agreements and backlog were estimated by us based on the work performed by independent valuation specialists, primarily through the use of discounted cash flow techniques. Appraisal assumptions utilized under these methods include a forecast of estimated future net cash flows, as well as discounting the future net cash flows to their present value. Acquired intangible assets are being amortized over the estimated useful lives as set forth in the following table:

| | Years | Amortization Method |
|---|---|---|
| Purchased and developed software | 8.0 | Straight-line |
| Customer relationships | 9.7 | Other |
| Backlog | 4.7 | Other |
| Trade names | 12.0 | Straight-line |
| Non-competes | 7.0 | Straight-line |
| Goodwill | Indefinite | N/A |

The estimated asset lives are determined based on projected future economic benefits and expected life cycles of the acquired intangible assets. The amount assigned to goodwill is not being amortized, but will be tested for impairment annually or under circumstances that may indicate a potential impairment. We expect approximately $12,700 of the $130,384 assigned to goodwill will be deductible for federal income tax purposes.

*Pro forma Results*

The GAAP results of AMICAS for the period April 28, 2010 through December 31, 2010, which include sales of $65,596 and net income of $2,509, have been included in our condensed consolidated financial statements.

The following unaudited pro forma condensed combined results of operations for the years ended December 31, 2010 and 2009, respectively, are based on the historical financial statements of Merge and AMICAS giving effect to the business combination as if it had occurred at the beginning of the periods presented. Therefore, this pro forma data has been adjusted to exclude pre-acquisition revenue and cost of sales related to sales by Merge to AMICAS as well as the amortization of intangible assets acquired by AMICAS, while including amortization of purchased intangible assets, interest on the Notes and preferred stock dividends during the entire applicable periods. This data is not necessarily indicative of the results of operations that would have been generated if the transaction had occurred at the beginning of the respective periods. Moreover, this data is not intended to be indicative of future results of operations.

| | Years Ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Revenue | $ 177,019 | $ 155,387 |
| Net loss available to common shareholders | (48,893) | (56,587) |
| Loss per share: | | |
| Basic | $ (0.59) | $ (0.83) |
| Diluted | $ (0.59) | $ (0.83) |

***Confirma, Inc.***

On September 1, 2009, we completed the acquisition of Confirma, a provider of computer systems for processing and presentation of data from magnetic resonance imaging (MRI) studies. We acquired all outstanding shares of Confirma in exchange for 5,422,104 shares of our Common Stock. Total transaction consideration was $16,225,

*Reasons for the Transaction*

Our acquisition of Confirma creates an organization providing advanced applications for visualization and analysis of MRI studies that has the capability to widen the global adoption of this type of technology through our international distribution network.

**(In thousands, except for share and per share data)**

*Acquisition Accounting*

The transaction consideration was valued at $16,225, including the exchange of 5,422,104 shares at a market price of $3.01 per share, of which 46,628 shares were placed in escrow. The transaction consideration excludes $96 for claims against the escrow. The fair value of stock issued was based upon the NASDAQ closing price of our Common Stock on September 1, 2009. The acquisition was accounted for using the acquisition method of accounting. We were considered the accounting acquirer, requiring the purchase consideration to be allocated to Confirma's net tangible and intangible assets based on their respective fair values as of the closing date, with the residual reflected as goodwill. The allocation of the purchase consideration is based upon estimates made by us with the assistance of independent valuation specialists. The purchase price allocation, based on Confirma's assets and liabilities as of September 1, 2009, was as follows:

| | Estimated Fair Value |
|---|---|
| Cash | $ 2,696 |
| Other tangible assets | 3,451 |
| Liabilities assumed | (9,867) |
| Purchased and developed software | 4,300 |
| Customer relationships | 2,100 |
| Trade names | 300 |
| Goodwill | 13,245 |
| Total consideration | $ 16,225 |

The amounts allocated to purchased and developed software, customer relationships and trade names are estimated by us based on the work performed by independent valuation specialists, primarily through the use of discounted cash flow techniques. Appraisal assumptions utilized under these methods include a forecast of estimated future net cash flows, as well as discounting the future net cash flows to their present value. Acquired intangible assets are being amortized over the useful lives as set forth in the following table:

| | Years |
|---|---|
| Proprietary Technology | 5.3 |
| Customer Relationships | 9.5 |
| Trade names | 10.0 |
| Goodwill | Indefinite |

The asset lives are determined based on projected future economic benefits and expected life cycles of the acquired intangible assets. The amount assigned to goodwill is not being amortized, but is tested for impairment annually or under certain circumstances that may indicate a potential impairment. The $13,245 assigned to goodwill is not deductible for federal income tax purposes.

Upon completion of the Confirma acquisition, we assumed $2,800 in debt, which was repaid in full in the third quarter of 2009. Our consolidated statements of operations include Confirma sales of $2,398 and net loss of $1,840 for the period September 1, 2009 through December 31, 2009.

***etrials Worldwide, Inc.***

On July 20, 2009, we completed the acquisition of etrials, a provider of clinical trials software and services to pharmaceutical, biotechnology, medical device, and contract research organizations. Total transaction consideration was $25,077, including the exchange of 3,942,732 shares of our Common Stock at a market price of $4.04 per share, and $9,149 in cash.

*Reasons for the Transaction*

Our acquisition of etrials will allow us to create an organization capable of providing clinical trial sponsors and contract research organizations (CROs) comprehensive and configurable solutions that integrate critical imaging technologies with electronic eclinical capabilities to address the needs of all the stakeholders in clinical trials utilizing imaging.

**(In thousands, except for share and per share data)**

*Acquisition Accounting*

The transaction consideration was valued at $25,077, including the exchange of 3,942,732 shares of our Common Stock at a market price of $4.04 per share, and $9,149 in cash. The fair value of stock issued was based upon the NASDAQ closing price of our Common Stock on July 20, 2009. The acquisition was accounted for using the acquisition method of accounting. We were considered the accounting acquirer, requiring the purchase consideration to be allocated to etrials' net tangible and intangible assets based on their respective fair values as of the closing date, with the residual reflected as goodwill. The allocation of the purchase consideration is based upon estimates made by us with the assistance of independent valuation specialists. The purchase price allocation, based on etrials' assets and liabilities as of July 20, 2009, was as follows:

| | Estimated Fair Value |
|---|---|
| Cash | $ 6,077 |
| Other tangible assets | 4,565 |
| Liabilities assumed | (5,215) |
| Purchased and developed software | 3,950 |
| Customer relationships | 2,640 |
| In-process research and development | 760 |
| Trade names | 270 |
| Goodwill | 12,030 |
| Total consideration | $ 25,077 |

The amounts allocated to purchased and developed software, customer relationships, trade names and in-process research and development (IPR&D) are estimated by us based on the work performed by independent valuation specialists, primarily through the use of discounted cash flow techniques. Appraisal assumptions utilized under these methods include a forecast of estimated future net cash flows, as well as discounting the future net cash flows to their present value. Acquired intangible assets are being amortized over the estimated useful lives as set forth in the following table:

| | Years |
|---|---|
| Proprietary technology | 7.0 |
| Customer relationships | 10.0 |
| Trade names | 6.0 |
| IPR&D | 5.0 |
| Goodwill | Indefinite |

The asset lives are determined based on projected future economic benefits and expected life cycles of the acquired intangible assets. Amortization on the value assigned to IPR&D commenced upon completion of the associated research and development efforts.

The value assigned to acquired IPR&D is determined by identifying the acquired specific IPR&D projects that will be continued, and for which (1) technological feasibility has not been established at the acquisition date, (2) there is no alternative future use, and (3) the fair value is estimable with reasonable reliability. The nature of the efforts to develop the in-process technology into the commercially viable products principally relates to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the technology can be produced to meet its design specification, including function, features and technical performance requirements. At the date of the business combination, etrials had an in-process project meeting the above criteria involving an electronic data capture (EDC) platform. Upon the projects reaching general availability in 2009, we commenced amortization of the associated value assigned to IPR&D, using a useful life of five years. Total amortization expense was $152 and $13 in the years ended December 31, 2010 and 2009, respectively.

The amount assigned to goodwill is not being amortized, but is tested for impairment annually or under certain circumstances that may indicate a potential impairment. The $12,030 assigned to goodwill is not deductible for federal income tax purposes.

Upon completion of the etrials acquisition, we assumed $1,770 in debt, which was repaid in full in the third quarter of 2009. Our consolidated statements of operations include etrials sales of $5,799 and net income of $149 for the period July 20, 2009 through December 31, 2009.

**(In thousands, except for share and per share data)**

*Pro forma Results*

The following unaudited pro forma condensed combined results of operations for the years ended December 31, 2009 and 2008, respectively, are based on the historical financial statements of Merge, etrials and Confirma giving effect to the business combination as if it had occurred at the beginning of the periods presented. Therefore, this pro forma data has been adjusted to exclude pre-acquisition intangible amortization expense of etrials and Confirma, while including amortization of intangible assets purchased in the respective acquisitions during the entire applicable periods. This data is not necessarily indicative of the results of operations that would have been generated if the transaction had occurred at the beginning of the respective periods. Moreover, this data is not intended to be indicative of future results of operations.

| | Years Ended | |
|---|---|---|
| | 2009 | 2008 |
| Revenue | $ 83,951 | $ 91,121 |
| Net loss | (6,642) | (46,399) |
| Loss per share: | | |
| Basic | $ (0.10) | $ (0.83) |
| Diluted | $ (0.10) | $ (0.83) |

*Other Acquisitions*

We completed 5 other acquisitions in 2010 for total consideration of $14,088, including $8,300 in cash (of which $950 is still owed at December 31, 2010), 1,474,701 shares of our common stock at a value of $4,614 and contingent consideration of $1,174. Our financial statements include the operating results of each business from the date of acquisition. Pro forma results of operations for these acquisitions have not been presented because the effects of the acquisitions, both individually and in aggregate, were not material to our financial results.

**(3) Accounts Receivable**

Substantially all receivables are derived from sales and related services, support and maintenance of our products to healthcare IT, device and pharmaceutical companies located throughout the U.S. and in certain foreign countries as indicated in Note 15.

Our accounts receivable balance is reported net of an allowance for doubtful accounts and an allowance for sales returns. We provide for an allowance for estimated uncollectible accounts and sales returns based upon historical experience and management's judgment. As of December 31, 2010 and 2009, the allowances for estimated uncollectible accounts and sales returns were $1,322 and $1,287, respectively.

The following table shows the changes in our allowance for doubtful accounts and sales returns.

| Description | Balance at beginning of period | Additions charged to revenue and expenses | Deductions | Balance at end of period |
|---|---|---|---|---|
| For year ended December 31,: | | | | |
| 2010 | $ 1,287 | $ 593 | $ (558) | $ 1,322 |
| 2009 | $ 1,378 | $ 416 | $ (507) | $ 1,287 |
| 2008 | $ 2,209 | $ 316 | $ (1,147) | $ 1,378 |

(In thousands, except for share and per share data)

## (4) Goodwill and Other Intangible Assets

*Goodwill*

Goodwill is our primary intangible asset not subject to amortization. The changes in carrying amount in the years ended December 31, 2010 and 2009 are as follows:

| | Total |
|---|---|
| Balance at January 1, 2009 | $ - |
| Goodwill due to etrials acquisition | 12,030 |
| Goodwill due to Confirma acquisition | 13,245 |
| Goodwill due to other acquisitions | 3,474 |
| Balance at January 1, 2010 | 28,749 |
| Goodwill due to AMICAS acquisition | 130,384 |
| Goodwill due to other acquisitions | 10,400 |
| Balance at December 31, 2010 | $ 169,533 |

*Other Intangible Assets*

Our intangible assets subject to amortization are summarized as of December 31, 2010 and 2009 as follows:

| | Weighted-Average Remaining Amortization Period (Years) | December 31, 2010 | | December 31, 2009 | |
|---|---|---|---|---|---|
| | | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Purchased technology | 6.3 | $ 34,606 | $ (8,681) | $ 20,694 | $ (9,350) |
| Capitalized Software | 3.6 | 1,825 | (1,130) | 7,415 | (6,138) |
| Customer relationships | 8.6 | 41,635 | (5,535) | 8,556 | (2,382) |
| Backlog | 4.0 | 8,110 | (2,245) | - | - |
| Trade names | 10.4 | 4,530 | (344) | 570 | (29) |
| Non-competes | 6.3 | 3,100 | (295) | - | - |
| Total | | $ 93,806 | $ (18,230) | $ 37,235 | $ (17,899) |

As a result of decisions related to overlapping products, we recorded a $2,271 expense in 2010 to fully impair certain purchased technology assets related to products from which we expect no future benefit. We also wrote-off the fully amortized gross carrying amounts and accumulated amortization of $4,665 in 2010.

Estimated aggregate amortization expense for our intangible assets, which become fully amortized in 2022, for the remaining periods is as follows:

| | | |
|---|---|---|
| For the year ended December 31: | 2011 | 14,648 |
| | 2012 | 12,453 |
| | 2013 | 11,502 |
| | 2014 | 10,403 |
| | 2015 | 8,167 |
| | Thereafter | 18,403 |

In the year ended December 31, 2009, we recorded $760 of capitalized software development costs (which had been valued as part of the etrials acquisition as IPR&D) upon the projects reaching general availability in 2009.

As a result of decisions related to overlapping products, we recorded a $157 expense in 2010 to fully impair certain capitalized software assets related to products from which we expect no future benefit. We also wrote-off the fully amortized gross carrying amounts and accumulated amortization of $717 in 2010.

(In thousands, except for share and per share data)

Amortization expense, including impairments for our intangible assets, is set forth in the following table:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Amortization and impairment included in cost of sales | | | |
| Purchased technology | $ 7,100 | $ 2,462 | $ 2,517 |
| Capitalized software | 583 | 600 | 762 |
| Backlog | 2,245 | - | - |
| Total | 9,928 | 3,062 | 3,279 |
| Amortization and impairment included in operating expenses | | | |
| Customer relationships | 3,183 | 1,197 | 1,000 |
| Trade names | 315 | 29 | - |
| Non-competes | 295 | - | - |
| Total | 3,793 | 1,226 | 1,000 |
| Total amortization and impairment | $ 13,721 | $ 4,288 | $ 4,279 |

## (5) Fair Value of Investments

At December 31, 2010, we held certain securities in a publicly traded entity and private companies which are classified as non-current assets. The investment in the publicly traded equity security, over which we do not exert significant influence, is classified as "available-for-sale" and reported at fair value on a recurring basis. Unrealized gains and losses are reported within the accumulated other comprehensive income component of shareholders' equity. The investments in equity securities of private companies, over which we do not exert significant influence, are reported at cost or fair value, if an other-than-temporary loss has been determined. Any loss due to impairment in value is recorded when such loss occurs.

The following tables set forth our non-current investments that are carried at fair value:

| | Level 1 | Level 2 | Level 3 | Balance at December 31, 2010 |
|---|---|---|---|---|
| *Recurring* | | | | |
| Investment in publicly traded equity securities | $ 55 | $ - | $ - | $ 55 |
| Total | $ 55 | $ - | $ - | $ 55 |

| | Level 1 | Level 2 | Level 3 | Balance at December 31, 2009 |
|---|---|---|---|---|
| *Recurring* | | | | |
| Investment in publicly traded equity securities | $ 110 | $ - | $ - | $ 110 |
| *Non-recurring* | | | | |
| Investments in equity securities of private companies | - | - | 413 | 413 |
| Total | $ 110 | $ - | $ 413 | $ 523 |

The following tables set forth the change in the fair value of our Level 1 non-current investment for the periods indicated:

| | 2010 | 2009 |
|---|---|---|
| Balance at January 1 | $ 110 | $ 318 |
| Unrealized loss | (55) | (208) |
| Balance at December 31 | $ 55 | $ 110 |

In the year ended December 31, 2010, we received $606 in proceeds from the sale of an equity investment in a private company that had a carrying value of $100. We recorded a $506 gain on the sale in the other income (expense) line of our statement of operations.

Due to the acquisition of Eklin Medical Systems, Inc. (Eklin) by VCA Antech, Inc. in July 2009, we sold our equity investment in Eklin for proceeds of $1,335. We received cash of $886 in the third quarter of 2009 with the remaining balance of $449 held in an escrow account to satisfy any remaining obligations arising from the

(In thousands, except for share and per share data)

transaction. In the third quarter of 2010, Eklin's trustee notified us that all obligations had been settled. We received $123 from escrow as final payment and the remaining balance of $326 was recorded as a non-trade bad debt expense. We recorded a charge of $3,624 in the year ended December 31, 2009 related to the realized loss on the sale of our investment in Eklin.

Unrealized gains or losses on our available-for-sale (publicly traded) security, as well as foreign currency translation adjustments, are components of accumulated other comprehensive income as set forth in the following table:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Cumulative translation adjustment | $ 1,936 | $ 1,936 |
| Net unrealized loss on available-for-sale security | (392) | (337) |
| Total accumulated other comprehensive income | $ 1,544 | $ 1,599 |

## (6) Restructuring

We incurred $4,846, $1,545, and $8,749 of restructuring charges during the years ended December 31, 2010, 2009, and 2008, respectively, in trade name impairment, restructuring and other expenses in our statements of operations.

*First Quarter 2008 Initiative*

On February 14, 2008, we announced a reduction in our worldwide headcount, including consultants, by approximately 160 individuals with the majority of those reductions having been completed on or before the announcement. This restructuring plan was designed to better align our costs with our anticipated revenues going forward and included personnel terminations from all parts of the organization. In 2008, we recognized restructuring related charges in our consolidated financial statements of $1,423, consisting of $1,139 in severance and related employee termination costs and $284 in contract exit costs, primarily consisting of future lease payments on our Burlington, Massachusetts leased office, which we vacated during the first quarter of 2008. In 2009, we recorded a credit of $84 related to this restructuring initiative as a result of an update to our estimate of contract exit cost obligations.

*Second Quarter 2008 Initiative*

On June 4, 2008, we announced a change in executive management, reorganization of our operating business units and reduction in headcount by approximately 60 individuals. This restructuring plan was designed primarily to align our corporate costs and infrastructure with the size of the organization as well as to align business unit costs with anticipated revenues going forward. In 2008, we recognized restructuring related charges in our consolidated financial statements of $7,326, consisting of $4,541 in severance and related employee termination costs, $1,970 of share-based compensation expense associated with the accelerated vesting of stock options and restricted stock for certain former officers and $815 in contract exit costs. In 2009, we recorded a credit of $90 related to this restructuring initiative as a result of an update to our estimate of contract exit cost obligations associated with the prior leased facility in Mississauga, Ontario. The contract exit costs primarily consist of future lease payments on the Alpharetta, Georgia office, which we abandoned in the second quarter of 2008. The severance costs are primarily related to payments to former officers. See Note 9 for further discussion of share-based compensation expense related to certain executive terminations.

*Third Quarter 2009 Initiative*

On July 20, 2009, we completed a restructuring initiative to reduce our workforce by approximately 35 individuals. This action was taken concurrent with the acquisition of etrials based upon our assessment of ongoing personnel needs. As a result, we incurred $1,719 of severance and related costs in the third quarter of 2009.

*Second Quarter 2010 Initiative*

On April 29, 2010, we committed to a restructuring initiative to materially reduce our workforce by approximately 125 individuals and exit certain facilities. In the second quarter of 2010, we exited each of our Bellevue, Washington, Milwaukee, Wisconsin and Hudson, Ohio facilities. This action was taken concurrent with the acquisition of AMICAS based upon our assessment of ongoing personnel needs. In the third quarter of 2010, we exited our New Brighton, Massachusetts facility as part of the plan for this initiative.

(In thousands, except for share and per share data)

The following table shows the restructuring activity during the years ended December 31, 2010, 2009 and 2008:

| | Employee Termination Costs | Lease & Contract Exit Costs | Relocation | Total |
|---|---|---|---|---|
| | *2008 Initiatives* | | | |
| Balance at December 31, 2007 | $ - | $ - | $ - | $ - |
| Charges to expense | 5,680 | 1,099 | - | 6,779 |
| Payments | (5,062) | (354) | - | (5,416) |
| Foreign Exchange | (85) | (90) | - | (175) |
| Balance at December 31, 2008 | 533 | 655 | - | 1,188 |
| Charges to expense | - | (174) | - | (174) |
| Payments | (460) | (279) | - | (739) |
| Foreign Exchange | 10 | 15 | - | 25 |
| Balance at December 31, 2009 | 83 | 217 | - | 300 |
| Charges to expense | - | - | - | - |
| Payments | - | (210) | - | (210) |
| Foreign Exchange | 5 | - | - | 5 |
| Balance at December 31, 2010 | $ 88 | $ 7 | $ - | $ 95 |
| | *Third Quarter 2009 Initiative* | | | |
| Balance at December 31, 2008 | $ - | $ - | $ - | $ - |
| Charges to expense | 1,719 | - | - | 1,719 |
| Payments | (1,181) | - | - | (1,181) |
| Foreign exchange | 41 | - | - | 41 |
| Balance at December 31, 2009 | 579 | - | - | 579 |
| Charges to expense | (57) | - | - | (57) |
| Payments | (526) | - | - | (526) |
| Foreign Exchange | 4 | - | - | 4 |
| Balance at December 31, 2010 | $ - | $ - | $ - | $ - |
| | *Second Quarter 2010 Intiative* | | | |
| Balance at December 31, 2009 | $ - | $ - | - | $ - |
| Charges to expense | 2,173 | 2,225 | 505 | 4,903 |
| Payments | (1,813) | (534) | (463) | (2,810) |
| Foreign Exchange | 1 | - | - | 1 |
| Balance at December 31, 2010 | $ 361 | $ 1,691 | $ 42 | $ 2,094 |
| | *Total Initiatives* | | | |
| Balance at December 31, 2007 | $ - | $ - | $ - | $ - |
| Charges to expense | 5,680 | 1,099 | - | 6,779 |
| Payments | (5,062) | (354) | - | (5,416) |
| Foreign Exchange | (85) | (90) | - | (175) |
| Balance at December 31, 2008 | 533 | 655 | - | 1,188 |
| Charges to expense | 1,719 | (174) | - | 1,545 |
| Payments | (1,641) | (279) | - | (1,920) |
| Foreign Exchange | 51 | 15 | - | 66 |
| Balance at December 31, 2009 | 662 | 217 | - | 879 |
| Charges to expense | 2,116 | 2,225 | 505 | 4,846 |
| Payments | (2,339) | (744) | (463) | (3,546) |
| Foreign Exchange | 10 | - | - | 10 |
| Total balance at December 31, 2010 | $ 449 | $ 1,698 | $ 42 | $ 2,189 |

As of December 31, 2010, $1,707 of the remaining balance was recorded in the restructuring accrual in current liabilities, with the remainder recorded in other long term liabilities.

**(In thousands, except for share and per share data)**

## (7) Debt and Operating Leases

We issued $200,000 of Notes in order to finance the acquisition of AMICAS. The Notes were issued at 97.266% of the principal amount, bear interest at 11.75% of principal (payable on May 1st and November 1st of each year) and will mature on May 1, 2015. The Notes were offered in a private placement pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. In connection with the Notes, we incurred issuance costs of $9,015 (which are recorded in other assets on the consolidated balance sheet as of December 31, 2010). These issuance costs are recorded as a long-term asset and amortized over the life of the Notes using the effective interest method. On November 1, 2010, we made our first interest payment totaling $11,946.

At any time on or prior to May 1, 2013, we may redeem any of the Notes at a price equal to 100% of the principal amount thereof plus an applicable "make-whole" premium plus accrued and unpaid interest, if any, to the redemption date. At any time and from time to time during the twelve month period commencing May 1, 2013, we may redeem the Notes, in whole or in part, at a redemption price equal to 105.875% of the principal amount thereof and accrued and unpaid interest, if any, to the redemption date. At any time and from time to time after May 1, 2014, we may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof and accrued and unpaid interest, if any, to the redemption date. In addition, prior to May 1, 2013, we may redeem up to 35% of the Notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, using proceeds from permitted sales of certain kinds of our capital stock. Upon the occurrence of a change of control or the sale of substantially all of our assets, we may be required to repurchase some or all of the Notes. The obligations under the Notes are fully and unconditionally guaranteed, jointly and severally, on a senior, secured basis by all of our current and future domestic restricted subsidiaries. The Notes and guarantees are secured by a first-priority lien on certain collateral which comprises substantially all of our and the guarantors' tangible and intangible assets, subject to certain exceptions.

In addition, the Notes contain certain covenants with varying restriction levels, which may limit our ability to:

- Incur additional indebtedness or issue preferred stock;
- Pay dividends or make distributions with respect to capital stock;
- Make investments or certain other restricted payments;
- Pay dividends or enter into other payment restrictions affecting certain subsidiaries;
- Engage in certain sale-leaseback transactions;
- Enter into transactions with stockholders or affiliates;
- Guarantee debt;
- Sell assets;
- Create liens;
- Issue or sell stock of certain subsidiaries; and
- Merge or consolidate.

Our subsidiary AMICAS, Inc. is considered a domestic restricted subsidiary per the Notes, and constitutes a substantial portion of the collateral. As a result, we are required to file separate financial statements for AMICAS, which we have included in this Annual Report on Form 10-K.

We have non-cancelable operating leases at various locations. Our significant operating leases are all facility leases as set forth in the following table:

| Location | Square Footage | Annual Lease Payments | End of Term |
|---|---|---|---|
| Chicago, Illinois | 28,000 | $ 521 | December 2013 |
| Daytona Beach, Florida | 36,000 | 318 | April 2012 |
| Hartland, Wisconsin | 81,000 | 669 | November 2025 |
| Mississauga, Ontario | 24,000 | 615 | February 2020 |
| Morrisville, North Carolina | 17,000 | 253 | September 2016 |

We entered into a sale-leaseback transaction for the Hartland facility on November 10, 2010, as allowed under the terms of the Notes. We received $6,124 in proceeds from the sale and recorded a gain on the sale of $227, which is being deferred and amortized into rent expense over the 15 year term of the lease.

In the third quarter of 2009, we entered into a new 10-year lease in Mississauga, Ontario, the primary location of Merge OEM. We began occupancy of the new leased space in the fourth quarter of 2009. Under terms

**(In thousands, except for share and per share data)**

of the lease, the landlord provided a tenant improvement allowance of $694, which is recorded in other current assets in our consolidated balance sheet as of December 31, 2009. We also entered into a new 7-year lease in our Morrisville, North Carolina location in the third quarter of 2009, which is the primary location of Merge eClinical. In addition, we abandoned approximately 5,000 square feet of leased space in our Bellevue, Washington facility, which is the primary location of Merge CAD. As a result of this action, we recorded a charge of $255 in the trade name impairment, restructuring and other line of our statement of operations in 2009.

Total rent expense for the years ended December 31, 2010, 2009 and 2008 was $2,031, $1,420, and $1,872, respectively, net of sub-lease income of $214, zero, and zero, respectively. Future minimum lease payments under all non-cancelable operating leases as of December 31, 2010, are:

| | |
|---|---|
| 2011 | $ 4,958 |
| 2012 | 4,050 |
| 2013 | 2,463 |
| 2014 | 1,559 |
| 2015 | 1,599 |
| Thereafter | 9,590 |
| Total minimum lease payments | $ 24,219 |

Income to be received under non-cancelable sub-leases as of December 31, 2010 is $221, $227 and $57 for the years ended December 31, 2011, 2012, 2013, respectively. The above obligations include lease payments related to facilities that we have either ceased to use or abandoned as of December 31, 2010. The related obligations for such facilities have been recorded as restructuring related accruals in our consolidated balance sheet as of December 31, 2010.

**(8) Shareholders' Equity**

On April 1, 2010, we entered into a Securities Purchase Agreement with a limited number of institutional and accredited investors, including Merrick RIS, LLC (Merrick) and Merrick Venture Management LLC, under which we agreed to issue an aggregate of 41,750 shares of Series A Preferred Stock and 7,515,000 shares of our common stock for total proceeds of $41,750. We used the net proceeds from the offering to partially finance the acquisition of AMICAS. The shares of Series A Preferred Stock will rank in priority, with respect to payment of dividends and return of capital upon liquidation, dissolution or winding-up of the business, ahead of the shares of all other classes of our capital stock. The holders of Series A Preferred Stock will be entitled to receive cumulative compounding dividends at a rate of 15% per annum of the Designated Price of $1,000 per share of Series A Preferred Stock (as adjusted for stock splits, combinations, reclassifications and the like). Subject to certain written notice requirements, we may, at any time and on a pro rata basis, redeem the outstanding Series A Preferred Stock by paying the Designated Price per share plus any accrued but unpaid dividends. Upon a change of control, which is defined in the Securities Purchase Agreement as "the occurrence of a sale of all of the capital stock of Merge (including by merger or consolidation or other similar transaction subsequent to Board approval) or a sale of all or substantially all of the assets of Merge to a Person or Persons in a transaction or series of transactions that include a subsequent distribution of all the proceeds to the holders of common stock," the holders of the Series A Preferred Stock may, subject to certain restrictions specifically outlined in the Securities Purchase Agreement, require us to redeem all of such holders' then-outstanding shares of Series A Preferred Stock by paying in cash the Designated Price per share plus any accrued but unpaid dividends. In addition, in the event that, prior to the second anniversary of the date such shares are issued, we seek to redeem a holder's shares of Series A Preferred Stock or such holder elects to require us to redeem his shares of Series A Preferred Stock upon a Change of Control, such holder will also be entitled to receive a minimum of two years of dividend payments (giving effect to the payment of any dividends actually paid prior to such date).

We have performed a fair value analysis of the preferred and common stock based upon estimates made by us with the assistance of independent valuation specialists. We currently believe that any redemption of the Series A Preferred Stock is solely within our control and, therefore, is considered permanent equity. The proceeds of $41,750 were allocated to preferred and common stock based upon the relative fair value of each instrument. As a result, we recorded net Series A Preferred Stock of $26,850 and total common stock (par value and additional paid-in capital) of $14,900. We also recorded a deemed dividend of $14,900 upon issuance of the preferred stock for the difference between the relative fair value and its redemption value of $41,750. The cumulative dividend of $4,176 is reflected

(In thousands, except for share and per share data)

as a reduction of net income available to common shareholders in our statement of operations for the year ended December 31, 2010.

In connection with the preferred and common stock offering, we incurred issuance costs of $882 which are recorded as a reduction of additional paid-in capital in our condensed consolidated balance sheet.

On November 18, 2009, we sold 9,084,032 shares of our common stock pursuant to a registered direct public offering at a price of $3.00 per share. Proceeds from the transaction, net of $2,077 in agency fees and other direct offering expenses, were $25,175. We used $18,095 of the proceeds to repay a note payable, including principal of $15,000, a prepayment penalty of $2,700, and accrued interest of $395.

As part of our business combination with Cedara Software Corp. (Cedara) in June 2005, Merge issued 5,581,517 shares of our Common Stock to the shareholders of Cedara and granted rights for the issuance of 13,210,168 shares of Common Stock to shareholders of Cedara that held ExchangeCo exchangeable shares. The exchangeable shares were exchangeable on a one-for-one basis for our Common Stock. On February 13, 2009, we exercised our call right regarding redemption of the outstanding exchangeable shares. Final redemption occurred on April 15, 2009, and the exchangeable shares were delisted from the Toronto Stock Exchange following the close of trading on April 16, 2009. The respective weighted average number of these shares has been included within the number of shares of Common Stock used to calculate basic net income (loss) per share (see Note 13).

On September 21, 2010, our shareholders approved an increase in our authorized common stock to 150,000,000 shares from 100,000,000 shares, and also approved the removal of our Preferred Series 3 Special Voting Stock. On September 27, 2010, we filed a Certificate of Amendment to reflect these changes in our Amended Certificate of Incorporation.

## (9) Share-Based Compensation

The following table summarizes share-based compensation expense related to share-based awards recognized during the years ended December 31, 2010, 2009 and 2008:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Share-based compensation expense included in the statement of operations: | | | |
| Professional services | $ 69 | $ 33 | $ 49 |
| Maintenance | 96 | 17 | 32 |
| Sales and marketing | 442 | 407 | 443 |
| Product research and development | 231 | 335 | 401 |
| General and administrative | 1,785 | 894 | 1,266 |
| Trade name impairment, restructuring and other expenses | - | - | 1,970 |
| Total | $ 2,623 | $ 1,686 | $ 4,161 |

The $1,970 of expense recorded in the year ended December 31, 2008 relates to the acceleration of certain stock options and restricted stock for certain former officers as outlined in the respective individual's employment agreement or restricted stock purchase agreement. In addition, these individuals, as of their respective separation dates, agreed to voluntarily forfeit any unexercised vested stock options.

*Share-Based Compensation Plans*

We maintain four share-based employee compensation plans, including our employee stock purchase plan (ESPP), and one director option plan under which we grant restricted stock awards and options to acquire shares of our Common Stock to certain employees, non-employees, non-employee directors and to existing stock option holders in connection with the consolidation of option plans following an acquisition.

Our 2005 Equity Incentive Plan (EIP) provides for awards of Common Stock, non-statutory stock options, incentive stock options, stock unit and performance unit grants and stock appreciation rights to eligible participants. On September 21, 2010, our shareholders approved an amendment to our 2005 Equity Incentive Plan to increase the number of shares of common stock authorized for issuance thereunder by 3,000,000 to 13,500,000 shares of our Common Stock, of which incentive stock option grants are limited to 5.0 million shares. Under the EIP, new stock option grants have an exercise price equal to the fair market value of our Common Stock at the date of grant with the exception of the options granted in 2005 to replace existing Cedara options (Replacement Options). The Replacement Options, which we granted pursuant to a merger agreement with Cedara, had the same economic terms as the Cedara options that they replaced, adjusted for a conversion ratio and currency. The majority of the options

(In thousands, except for share and per share data)

issued under the EIP vest over a three or four-year period. As of December 31, 2010, incentive stock options to purchase 128,500 shares of our Common Stock and non-statutory stock options to purchase 7,796,199 shares of our Common Stock and were outstanding under this plan.

Upon approval of the EIP, we stated that we did not plan to issue any more options under our other stock option plans. Our 1996 Employee Stock Option Plan provided for the grant of options to purchase a maximum of 3,265,826 shares of our Common Stock. Our 1998 Director Stock Option Plan, for our non-employee directors, provided for the granting of options to purchase a maximum of 300,000 shares of our Common Stock. In addition, our Board of Directors adopted an equity compensation plan in connection with our acquisition on July 17, 2003 of RIS Logic. As of December 31, 2010, incentive stock options to purchase 4,000 shares of our Common Stock and non-statutory stock options to purchase 30,411 shares of our Common Stock were outstanding under these plans.

*Stock Options*

We use the Black-Scholes option pricing model to estimate the fair value of stock option awards on the date of grant utilizing the assumptions noted in the following table. We expense the cost of stock option awards on a straight-line basis over the vesting period. Expected volatilities are based on the historical volatility of our stock and other factors. We use historical data to estimate option exercises and employee terminations within the valuation model. The expected term of options represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods during the contractual life of the option is based on the U.S. Treasury rates in effect at the grant date.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Dividend yield | 0% | 0% | 0% |
| Expected volatility | 100% | 100% | 60% - 100% |
| Risk–free interest rate | 0.8% - 2.1% | 1.7% - 2.3% | 1.6% - 3.2% |
| Expected term (in years) | 4.0 | 4.0 | 4.0 |
| Weighted–average grant date fair value | $ 1.97 | $ 2.36 | $ 0.65 |

The assumptions above are based on multiple factors, including the historical exercise patterns of employees in relatively homogeneous groups with respect to exercise and post-vesting employment termination behaviors, expected future exercise patterns for these same homogeneous groups, and the volatility of our stock price. ASC Topic No. 718, *Compensation-Stock Compensation*, requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

At December 31, 2010, there was $7,219 of unrecognized compensation cost related to stock option share-based payments. We expect this compensation cost to be recognized over a weighted-average period of 3.3 years.

Stock option activity for the year ended December 31, 2010, was as follows:

| | Number of Options | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (In Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Options outstanding, December 31, 2009 | 5,021,995 | $ 3.57 | 5.5 | $ 6,822 |
| Options granted | 4,160,000 | 2.85 | | |
| Options exercised | - | | | |
| Options forfeited and expired | (1,222,885) | 5.23 | | |
| Options outstanding, December 31, 2010 | 7,959,110 | $ 2.94 | 5.5 | $ 10,720 |
| | | | | |
| Options exercisable, December 31, 2010 | 2,795,937 | $ 3.75 | 4.8 | $ 4,226 |
| Options exercisable, December 31, 2009 | 2,076,212 | $ 5.77 | 4.7 | $ 2,044 |
| Options exercisable, December 31, 2008 | 1,352,778 | $ 9.04 | 4.0 | $ 18 |

(In thousands, except for share and per share data)

Other information pertaining to option activity was as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Total fair value of stock options vested | $ 4,585 | $ 5,419 | $ 5,384 |
| Total fair value of restricted stock awards vested | 613 | 80 | 1,897 |

The following table summarizes information about stock options outstanding at December 31, 2010:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number of shares | Weighted–average remaining contractual life in years | Weighted–average exercise price | Number of shares | Weighted–average exercise price |
| $0.57 - $1.47 | 2,715,000 | 5.6 | $ 1.04 | 1,504,375 | $ 1.07 |
| $1.99 - $3.23 | 2,460,000 | 6.6 | 2.66 | 67,187 | 2.83 |
| $3.24 - $6.23 | 2,194,199 | 5.2 | 3.60 | 644,464 | 4.06 |
| $6.24 - $24.88 | 589,911 | 2.0 | 10.39 | 579,911 | 10.46 |
| | 7,959,110 | 5.5 | $ 2.94 | 2,795,937 | $ 3.75 |

*Restricted Stock Awards*

We have also granted restricted stock awards to employees under the EIP. A restricted stock award is an award of shares of our Common Stock that is subject to time-based vesting during a specified period, which is generally three years. Restricted stock awards are independent of option grants and may be subject to forfeiture if employment terminates prior to the vesting of the awards. Participants have full voting and dividend rights with respect to shares of restricted stock.

We expense the cost of the restricted stock awards, which is determined to be the fair market value of the restricted stock awards at the date of grant, on a straight-line basis over the vesting period. For these purposes, the fair market value of the restricted stock award is determined based on the closing price of our Common Stock on the grant date.

The following table presents a summary of the activity of our restricted stock awards:

| | Number of Shares | Weighted-Average Grant-date Fair Value | Weighted-Average Remaining Vesting Term (In Years) |
|---|---|---|---|
| Restricted stock outstanding, December 31, 2009 | 426,664 | $ 1.50 | 0.9 |
| Restricted stock granted | - | | |
| Restricted stock vested | (408,531) | 1.50 | |
| Restricted stock forfeited | (18,133) | 1.50 | |
| Restricted stock outstanding, December 31, 2010 | - | $ - | 0.0 |

For the year ended December 31, 2010 the expense for restricted stock awards included in the consolidated statement of operations was $169.

*Employee Stock Purchase Plan*

We maintain an ESPP that allows eligible employees to purchase shares of our Common Stock through payroll deductions of up to 10% of eligible compensation on an after-tax basis. The eligible employees receive a 5% discount from the market price at the end of each calendar quarter. There is no stock-based compensation expense associated with our ESPP.

Employees contributed $160, $110, and $100 during the years ended December 31, 2010, 2009, and 2008, respectively, to purchase shares of our Common Stock under the employee stock purchase plan.

**(In thousands, except for share and per share data)**

### (10) Commitments and Contingencies

On June 1, 2009, Merge Healthcare was served with a Summons and Complaint in the Milwaukee County Circuit Court, State of Wisconsin, captioned *William C. Mortimore and David M. Noshay v. Merge Technologies Inc. n/k/a Merge Healthcare Inc. [sic], Case Number 09CV008356, Case Code 30301*. The case arises from the separation of Mortimore's and Noshay's employment and our subsequent refusal to indemnify them with respect to litigation related to their service as officers of Merge. The Complaint alleges that we breached their employment agreements, unreasonably refused their requests for indemnification and breached other covenants of good faith and fair dealing. The Complaint requests an order that they are entitled to indemnification under Wisconsin Statute Section 180.0851(2), seeks unspecified monetary damages and includes a demand for a jury trial. Discovery in this case is on-going. We have retained litigation counsel and intend to continue to vigorously defend this action.

In January 2010, a purported stockholder class action complaint was filed in the Superior Court of Suffolk County, Massachusetts in connection with AMICAS' proposed acquisition by Thoma Bravo, LLC (the "Thoma Bravo Merger"). A second similar action was filed in the same court in February 2010 and consolidated with the first action. In March 2010, because AMICAS had terminated the Thoma Bravo Merger and agreed to be acquired by us, the court dismissed the plaintiffs' claims as moot. Subsequently, counsel to the plaintiffs filed an application for approximately $5,000 of attorneys' fees for its work on this case, which fee petition AMICAS opposed. We retained litigation counsel to defend against the fee petition. On December 23, 2010, the court awarded plaintiffs approximately $3,200 in attorneys' fees and costs. AMICAS has filed a notice of appeal from this judgment, and the plaintiffs have cross-appealed. We previously tendered the defense in this matter to our appropriate insurers, who have provided coverage against the claims asserted against AMICAS. After receipt of the court's attorneys' fee award decision, the applicable insurer denied policy coverage for approximately $2,500 of the fee award. We do not believe that the insurer's denial has merit and have retained counsel to contest it. We will vigorously assert all of our rights under our applicable insurance policies, which we believe cover the claims and expenses incurred by AMICAS or us in connection with the fee award. However, an adverse outcome could negatively impact our financial condition.

On February 1, 2010, Merge filed a complaint against its former CEO, Richard Linden and its former CFO, Scott Veech, in the U.S. District for the Eastern District of Wisconsin, seeking a declaration that we do not have to indemnify either Linden or Veech for liabilities they incurred in connection with SEC investigation and enforcement actions and various securities fraud and shareholder derivative litigation. Merge also seeks to recover from both defendants all costs incurred by Merge associated with defending Linden and Veech in those prior actions. On October 15, 2010, the Court concluded that it did not have subject matter jurisdiction over Merge's claims and dismissed the claims in their entirety. The Court rendered no opinion on the merits of Merge's claims. Merge believes it has numerous meritorious claims against Linden and Veech and will continue to pursue those claims. As to Scott Veech, Merge is evaluating its options against Scott Veech in Wisconsin state court. As to the former CEO, Richard Linden, on February 8, 2011, Merge filed a complaint against its former CEO, Richard Linden, in the U.S. District Court for the Eastern District of Wisconsin captioned *Merge Healthcare Incorporated v. Richard Linden, Case no. 11-CV-00154l* as Merge believes that jurisdiction exists in that court vis-à-vis Linden. We have retained litigation counsel and intend to continue to vigorously prosecute this action.

In August, 2010, Merge Healthcare was sued in the Northern District of Texas by the court-appointed receiver for Stanford International Bank, Ltd. The Receiver alleges that Merge was a recipient of a fraudulent conveyance as a result of a Ponzi scheme orchestrated by Robert Stanford and Stanford International Bank, Ltd. (SIBL). Merge is not alleged to have participated in the Ponzi scheme. The Receiver's claims arise from the failed acquisition of Emageon, Inc. (Emageon) by Health Systems Solutions, Inc. (HSS) an affiliate of SIBL in February 2009, which resulted in the payment of a $9,000 break-up fee by HSS, which payment is alleged to have been financed by SIBL. Merge subsequently acquired Emageon as part of our AMICAS acquisition. The Complaint seeks to recover the $9,000 payment to Emageon, plus interest, costs, and attorneys' fees. We have retained litigation counsel and intend to vigorously defend this action. We have filed a motion to dismiss the complaint for failure to state a claim. That motion has been fully briefed, and we are awaiting a decision from the court. However, an adverse outcome could negatively impact our operating results and financial condition.

In addition to the matters discussed above, we are, from time to time, parties to legal proceedings, lawsuits and other claims incident to our business activities. Such matters may include, among other things, assertions of contract breach or intellectual property infringement, claims for indemnity arising in the course of our business and claims by persons whose employment has been terminated. Such matters are subject to many uncertainties and outcomes are not predictable. We are unable to estimate the ultimate aggregate amount of monetary liability,

**(In thousands, except for share and per share data)**

amounts which may be covered by insurance or recoverable from third parties, or the financial impact with respect to these matters as of the date of this report.

*Guarantees*

As a result of the acquisition of AMICAS, we assumed a guarantee to a lender on behalf of a customer. At December 31, 2010, the balance outstanding on the loan was approximately $805. Revenue is recognized as the guarantee is reduced.

## (11) Transactions with Related Party

Effective January 1, 2009, we entered into a consulting agreement with Merrick RIS LLC (Merrick), an affiliate of Merrick Ventures, LLC (Merrick Ventures), under which we received certain consulting services for cash consideration of $100 per quarter, plus reasonable expenses, for a one year term. Effective January 1, 2010, we entered into an amendment to extend the term of the consulting agreement with Merrick through December 31, 2011, and modified the payment terms from a flat fee arrangement per quarter to a per transaction or success based arrangement. Michael W. Ferro, Jr. and trusts for the benefit of Mr. Ferro's family members beneficially own a majority of the equity interest in Merrick Ventures. Mr. Ferro, who is the Chairman of our Board of Directors, also serves as the Chairman and Chief Executive Officer of Merrick Ventures. Accordingly, Mr. Ferro indirectly owns or controls all of the shares owned by Merrick. As of December 31, 2010, Merrick and its affiliates owned approximately 38.1% of our common stock. In addition, Justin C. Dearborn, our President and a Director, served as Managing Director and General Counsel of Merrick Ventures from January 2007 until his appointment as Chief Executive Officer of Merge on June 4, 2008.

We paid $2,039 and $658 to Merrick for such services and recognized $2,338 and $660 in acquisition related and general and administrative expenses in 2010 and 2009, respectively. As of December 31, 2010 and December 31, 2009, we have $304 and $2, respectively, recorded in accounts payable covering obligations under this agreement.

In February 2010, we entered into a VAR agreement with Merrick Healthcare Solutions, LLC (Merrick Healthcare), an affiliate of Merrick Ventures, under which we could market, resell, or supply certain of its products and services. Under terms of the agreement, products and services would be purchased on a per unit basis from Merrick Healthcare. The agreement was in effect for 12 months and could renew automatically at the end of the term unless terminated by either party at least 30 days prior to the end of the then-current term. In the year ended December 31, 2010, we paid Merrick Healthcare $74 for certain products and services sold by us under this agreement. On March 31, 2009, we entered into a value added reseller agreement with Merrick Healthcare under which it purchased software licenses from us for $400. Payment of the entire balance was made on the date of the agreement. We recognized $400 in revenue in the first quarter of 2009 related to this transaction. On July 30, 2010, we acquired substantially all of the assets of Merrick Healthcare for 500,000 shares of our common stock, which have a one-year trading restriction. The transaction consideration was valued at $1,350, based on the issuance of 500,000 shares of our common stock at an estimated fair value of $2.70 per share. The fair value of stock issued was based upon the NASDAQ closing price of our common stock on July 30, 2010 of $3.24 per share, discounted by 17% to account for the one-year trading restriction. The fair value of the discount was estimated by management with the assistance of independent valuation specialists. As a result of the acquisition, all prior VAR agreements have been terminated.

In February 2010, we entered into equity commitment agreements with both Merrick and Merrick Venture Management LLC, an affiliate of Merrick Ventures, under which they transferred $30,000 in cash to us as a deposit to support their commitment to purchase up to an aggregate of $30,000 of Merge preferred and common stock. As a result of the stock purchases of other investors, as described below, they acquired only $10,000 of Merge preferred and common stock and the remaining $20,000 in cash was subsequently returned to Merrick. Based on the terms of the commitment letters, upon close of the AMICAS acquisition in April 2010, we paid a fee of 2% of the $30,000 committed by Merrick and Merrick Venture Management LLC, for a total of $600. This cost was charged to additional paid-in capital as stock issuance costs.

On April 1, 2010, we entered into a Securities Purchase Agreement with Merrick, under which Merrick subscribed to purchase 10,000 shares of Series A Non-Voting Preferred Stock, par value $0.01 per share (Series A Preferred Stock) and 1,800,000 shares of common stock for an aggregate purchase price of $10,000, under the same terms and conditions as other investors, as further indicated in Note 8.

(In thousands, except for share and per share data)

Merrick also purchased, at the same purchase price per note as the other investors in the offering, $5.0 million of the $200.0 million aggregate principal amount of Notes that we issued on April 28, 2010 to complete our acquisition of AMICAS.

On June 4, 2008, we completed a private placement by which we raised net proceeds of $16,639 through a transaction with Merrick RIS, LLC (Merrick), an affiliate of Merrick Ventures, LLC (Merrick Ventures), pursuant to an agreement that was executed on May 21, 2008. Based on the terms of the private placement, we received $20,000 from Merrick in exchange for a $15,000 senior secured term note and 21,085,715 shares of our Common Stock. On November 18, 2009, we repaid the note. Our payment included a prepayment penalty of $2,700 and accrued interest of $395. As a result, a total of $3,329, including the prepayment penalty and remaining balances of the issuance costs and note discount, was expensed to the other, net line of our statement of operations. Interest on the note was 13.0% per annum, payable quarterly in arrears. In the year ended December 31, 2009, we recorded interest expense of $2,716, including amortization of financing costs of $523 and amortization of note discount of $465 related to the Merrick note. In the year ended December 31, 2008, we recorded interest expense of $1,742, including amortization of financing costs of $319 and amortization of note discount of $285. We paid interest to Merrick of $1,858 and $975 in the years ended December 31, 2009 and 2008, respectively.

## (12) Income Taxes

Components of income (loss) before income taxes for the years ended December 31, 2010, 2009, and 2008 are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| United States | $ (31,282) | $ (5,435) | $ (21,594) |
| Foreign | 6,120 | 5,585 | (2,149) |
| | $ (25,162) | $ 150 | $ (23,743) |

The provision for income taxes consists of the following for the years ended December 31, 2010, 2009, and 2008:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Current: | | | |
| Federal | $ (111) | $ (238) | $ (216) |
| State | 320 | 65 | 82 |
| Foreign | 201 | 38 | 249 |
| Total current | 410 | (135) | 115 |
| Deferred: | | | |
| Federal | (2) | - | 82 |
| State | - | - | (28) |
| Foreign | (14,054) | - | (229) |
| Total deferred | (14,056) | - | (175) |
| Total provision | $ (13,646) | $ (135) | $ (60) |

Actual income taxes varied from the expected income taxes (computed by applying the statutory income tax rate of 35% for the year ended December 31, 2010 and 34% for the years ended December 31, 2009 and 2008 to income before income taxes) as a result of the following:

**(In thousands, except for share and per share data)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Expected tax expense (benefit) | $ (8,807) | $ 51 | $ (8,073) |
| Total increase (decrease) in income taxes resulting from: | | | |
| Change in valuation allowance allocated to income tax expense | (9,673) | (377) | 8,303 |
| Research and experimentation credit | (78) | (63) | (178) |
| Share-based compensation | 83 | 168 | 354 |
| Acquisition costs | 3,386 | 411 | - |
| State and local income taxes, net of federal income tax benefit | 475 | (296) | (188) |
| Foreign income tax rate differential | (212) | 24 | (103) |
| Other | 1,180 | (53) | (175) |
| Actual income tax benefit | $ (13,646) | $ (135) | $ (60) |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 are presented as follows:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Deferred tax assets: | | |
| Accrued compensation | $ 1,559 | $ 290 |
| Deferred revenue | - | (267) |
| Depreciation | 5,774 | 2,822 |
| Research and experimentation credit carry forwards | 7,051 | 4,892 |
| Other credit carry forwards | 2,260 | 2,295 |
| Domestic loss carry forwards | 120,493 | 52,933 |
| Foreign loss carry forwards | 10,799 | 13,565 |
| Nonqualified stock options | 2,112 | 1,422 |
| Other | 3,655 | 3,500 |
| Total gross deferred tax assets | 153,703 | 81,452 |
| Less: asset valuation allowance | (101,385) | (69,555) |
| Net deferred tax asset | 52,318 | 11,897 |
| Deferred tax liabilities: | | |
| Software development costs and intangible assets | (9,647) | (2,365) |
| Intangibles—customer contracts & tradenames | (18,013) | (2,231) |
| Other | (5,839) | (2,538) |
| Total gross deferred liabilities | (33,499) | (7,134) |
| Net deferred tax asset | $ 18,819 | $ 4,763 |
| Included on balance sheet: | | |
| Current assets: deferred income taxes | $ 2,545 | $ 142 |
| Non–current asset: deferred income taxes | 17,006 | 4,689 |
| Current liabilities: deferred income taxes | (732) | - |
| Non–current liabilities: deferred income taxes | - | (68) |
| Net deferred income taxes | $ 18,819 | $ 4,763 |

At December 31, 2010, we had U.S. federal net operating loss, capital loss, research credit, alternative minimum tax credit, and foreign tax credit carryforwards of $303,493, $3,605, $5,416, $941, and $709 respectively, state net operating loss, capital loss and research credit carryforwards of $184,652, $3,605 and $408, respectively, foreign federal and provincial net operating loss carryforwards of $37,691 and $35,155, respectively, foreign and provincial capital loss carryforwards of $6,444 and $6,444, respectively, and foreign federal and provincial research credit carryforwards of $2,025 and $202, respectively. The U.S. federal net operating loss, research credit and foreign tax credit carryforwards expire in varying amounts beginning in 2011 and continuing through 2030, 2030 and 2018, respectively. The state net operating loss carryforwards expire in varying amounts beginning in 2011, and continuing through 2030 and the credit carryforwards expire in varying amounts beginning 2012 and continuing through 2024. The U.S. federal and state capital loss carryforwards will expire in 2013. The foreign tax credits expire in varying amounts beginning in 2012, and continuing through 2016. The foreign federal and provincial net

(In thousands, except for share and per share data)

operating loss carryforwards expire in varying amounts beginning in 2010, and continuing through 2028. Foreign and provincial capital losses may be carried forward indefinitely.

Management has an obligation to review, at least annually, the components of our deferred tax assets. This review is to ascertain that, based upon the information available at the time of the preparation of financial statements, it is more likely than not, that we expect to utilize these future deductions and credits. In the event that management determines that it is more likely than not these future deductions, or credits, will not be utilized, a valuation allowance is recorded, reducing the deferred tax asset to the amount expected to be realized.

Management's analysis for 2010 resulted in a valuation allowance of $101,385 at December 31, 2010. During the year, the Company reversed $14,054 in valuation allowance related to almost all of the deferred tax assets of its Canadian operations. These decisions are based upon many factors, both quantitative and qualitative, such as (1) significant unutilized operating loss and credit carryforwards, (2) limited cash refund carryback opportunities, (3) uncertain future operating profitability in the U.S., (4) a sustained turnaround to profitability in Canada and (5) substantial organization and operating restructuring. We also considered the effect of U.S. Internal Revenue Code (Code) Section 382 on our ability to utilize existing U.S. net operating loss and tax credit carryforwards. Section 382 imposes limits on the amount of tax attributes that can be utilized where there has been an ownership change as defined under the Code. Almost all of our U.S. and state net operating loss, capital loss and credit carryforwards are subject to future limitation. The future limitation is in addition to any past limitations applicable to the net operating loss and credit carryforwards of previously acquired businesses. While application of Section 382 is complex, we currently estimate deferred tax assets of $34,400 related to U.S. net operating loss, capital loss and research tax credit carryforwards may be unrealizable due to Section 382 limitations We have recorded a full valuation reserve for these deferred tax assets. In addition, the acquired net operating loss and tax credit carryforwards of AMICAS will be subject to future limitation under Section 382 as a result of its being acquired by us. While we are presently evaluating the impact of Section 382 on the acquired AMICAS deferred tax assets, the valuation allowance established as of December 31, 2010 is considered necessary to reduce our deferred tax assets to the amount expected to be realized, based upon all available information at such time.

The net increase in the valuation allowance for the years ending December 31, 2010, 2009, and 2008 was $31,830, $27,168, and $1,462, respectively. The 2010 increase was primarily attributable to valuation allowances established in connection with the net operating loss and credit carryforwards of acquired businesses.

There exist potential tax benefits for us associated with stock-based compensation. At December 31, 2010 and 2009, we had $1,241 and $1,022, respectively, of excess tax benefits related to vesting of restricted stock awards, nonqualified stock option exercises and disqualifying dispositions of employee incentive stock options. The income tax benefit related to excess tax benefits of stock-based compensation will be credited to paid-in-capital, when recognized, by reducing taxes payable.

The total amount of unrecognized tax benefits as of December 31, 2010, 2009 and 2008 was $6,703, $6,506, and $6,485, respectively. We recognize interest and penalties in the provision for income taxes. Total accrued interest and penalties as of December 31, 2010 were $254 and $57, respectively. Total accrued interest and penalties as of December 31, 2009 were $214 and $56, respectively. Total interest included in tax expense for the years ended December 31, 2010, 2009 and 2008 were $40, $36, and $28, respectively. Total penalties included in tax expense for the years ended December 31, 2010, 2009 and 2008 were $1, $0 and $11 respectively.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31, 2010, 2009 and 2008:

| | December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Balance at January 1 | $ 6,506 | $ 6,485 | $ 6,070 |
| Gross increases - tax positions in current year | 19 | 21 | 415 |
| Gross increases - tax positions in prior year | 178 | - | - |
| Balance at December 31 | $ 6,703 | $ 6,506 | $ 6,485 |

The total amount of unrecognized tax benefits at December 31, 2010 and December 31, 2009 that, if recognized, would affect the effective tax rate is $6,339 and $6,140, respectively.

Within the next twelve months we reasonably expect unrecognized tax benefits to decrease by approximately $4,119 due to statute expirations.

**(In thousands, except for share and per share data)**

We file income tax returns in the U.S., various states and foreign jurisdictions. We are not currently under examination in the U.S. and Canada federal taxing jurisdictions for which years ending after 2006 remain subject to examination. Years prior to 2007 remain subject to examination to the extent net operating loss and tax credit carryforwards have been utilized after 2006, or remain subject to carryforward.

We have recorded income tax expense on all profits, except for undistributed profits of non-U.S. subsidiaries, which are considered indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability related to indefinitely reinvested profits is not feasible.

## (13) Earnings Per Share

Basic and diluted net earnings or loss per share is computed by dividing earnings or loss available to common shareholders by the weighted average number of shares of common stock outstanding. Earnings or loss available to common shareholders is computed as net income or loss less the 15% cumulative annual compounding dividend earned by preferred shareholders in the respective periods. The computation of earnings or loss available to common shareholders is presented in our condensed consolidated statements of operations. Diluted earnings per share includes the dilution that could occur based on outstanding restricted stock awards and the potential exercise of stock options, except for stock options with an exercise price of more than the average market price of our common stock, as such exercise would be anti-dilutive. The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2010, 2009, and 2008.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Numerator: | | | |
| Net income (loss) available to common shareholders | $ (30.592) | $ 285 | $ (23.683) |
| Denominator: | | | |
| Weighted average number of shares of Common Stock outstanding- basic | 80.231.427 | 60.910.268 | 46.717.546 |
| Effect of stock options | - | 1.353.839 | - |
| Effect of restricted stock | - | 473.714 | - |
| Denominator for net income (loss) per share - diluted | 80.231.427 | 62.737.821 | 46.717.546 |
| Net income (loss) per share - basic | $ (0.38) | $ 0.00 | $ (0.51) |
| Net income (loss) per share - diluted | $ (0.38) | $ 0.00 | $ (0.51) |

For the years ended December 31, 2010, 2009, and 2008, options to purchase 3,509,110, 2,076,995, and 3,296,574 shares of our Common Stock, respectively, had exercise prices greater than the average market price of our common stock, and, therefore, are not included in the above calculations of diluted net income (loss) per share.

As a result of the losses in the years ended December 31, 2010 and 2008, incremental shares from the assumed conversion of employee stock options and restricted stock awards totaling 1,808,621 and 1,086,719 shares, respectively, have been excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

The weighted average number of shares of Common Stock outstanding used to calculate basic and diluted net loss includes exchangeable share equivalent securities for the years ended December 31, 2010, 2009, and 2008, of zero, 207,529, and 1,475,802, respectively.

The following potentially dilutive Common Stock equivalent securities, including securities that may be considered in the calculation of diluted earnings per share, were outstanding as of December 31, 2010, 2009 and 2008.

| | December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Stock options | 7,959,110 | 5.021.995 | 4.696.574 |
| Restricted stock awards | - | 426,664 | 479,997 |
| | 7.959.110 | 5.448.659 | 5.176.571 |

## (14) Employee Benefit Plan

We maintain defined contribution retirement plans (a 401(k) profit sharing plan for the U.S. employees and RRSP for the Canadian employees, covering employees who meet the minimum service requirements and have elected to participate. We made matching contributions (under the 401(k) profit sharing plan for the U.S. employees

(In thousands, except for share and per share data)

and DPSP for the Canadian employees) equal to a maximum of 3.0% in the years ended December 31, 2010, 2009 and 2008. Our matching contributions totaled $993, $469, and $386 for the years ended December 31, 2010, 2009, and 2008, respectively.

## (15) Segment Information and Concentrations of Risk

Concurrent with the restructuring initiative in April 2010, we reorganized our operations, and the leadership thereof, from discrete operating business units to company-wide functions. As a result, we no longer internally report on a business unit basis. Our Chief Executive Officer assesses performance and allocates resources within Merge Healthcare based on the company-wide operational results, including revenue. Therefore, we believe that effective in the second quarter of 2010, we have a single reportable segment.

*Cash in Excess of Federally Insured Amount*

Substantially all of our cash and cash equivalents are held at a few financial institutions located in the U.S., Canada and the Netherlands. Deposits held with these banks exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and, therefore, bear minimal risk.

*Net Sales and Accounts Receivable*

The majority of our clients are OEMs, imaging centers, hospitals, contract research organizations, health IT, device and pharmaceutical companies. If significant adverse macro-economic factors were to impact these organizations, it could materially adversely affect us. Our access to certain software and hardware components is dependent upon single and sole source suppliers. The inability of any supplier to fulfill our supply requirements could affect future results.

Foreign sales account for approximately 10%, 23%, and 24% of our net sales for the years ended December 31, 2010, 2009, and 2008, respectively. For the years ended December 31, 2010, 2009, and 2008, sales in foreign currency represented approximately 1%, 2%, and 5%, respectively, of our net sales.

The following tables present certain geographic information, based on location of customer:

| | Net Sales for the Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| United States of America | $ 125,974 | $ 51,318 | $ 43,305 |
| Europe | 7,730 | 7,216 | 6,924 |
| Japan | 2,853 | 3,407 | 3,717 |
| Korea | 718 | 1,534 | 443 |
| Canada | 491 | 1,361 | 1,206 |
| Other | 2,566 | 2,005 | 1,140 |
| Total net sales | $ 140,332 | $ 66,841 | $ 56,735 |

| | Long-Lived Assets at December 31, | |
|---|---|---|
| | 2010 | 2009 |
| United States of America | $ 5,105 | $ 3,342 |
| Canada | 606 | 527 |
| Europe | 56 | 5 |
| Other | 5 | 3 |

Long-lived assets represent property, plant and equipment, net of related depreciation. Long-lived assets in service at the China office were not material as of December 31, 2010, 2009 and 2008.

## (16) Guarantor Subsidiaries

The obligations under the Notes are fully and unconditionally guaranteed, jointly and severally, by all of our current and future 100% owned domestic restricted subsidiaries (Guarantors). No other subsidiaries guarantee the Notes. The Notes and guarantees are secured by a first-priority lien on certain collateral which comprises substantially all of the Parent and Guarantors' tangible and intangible assets, subject to certain exceptions. The following tables present the balance sheets, statements of operations and statements of cash flows of the Parent, Guarantor and Non-Guarantor entities along with the eliminations necessary to arrive at the information on a consolidated basis.

**Merge Healthcare Incorporated and Subsidiaries**

**Notes to Consolidated Financial Statements (continued)**

**(In thousands, except for share and per share data)**

General corporate expenses, including public company costs, certain amortization, corporate administration costs, acquisition-related expenses and net interest expense are included in the results of the Parent.

CONDENSED CONSOLIDATING BALANCE SHEET

| | December 31, 2010 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantors | Non-Guarantors | Eliminations | Consolidated |
| ASSETS | | | | | |
| Current assets: | | | | | |
| Cash and cash equivalents (including restricted cash) | $ 870 | $ 35,877 | $ 4,282 | $ - | $ 41,029 |
| Accounts receivable, net | - | 48,201 | 5,053 | - | 53,254 |
| Intercompany receivables | 14,170 | 14,168 | 961 | (29,299) | - |
| Other current assets | 791 | 14,844 | 3,923 | - | 19,558 |
| Total current assets | 15,831 | 113,090 | 14,219 | (29,299) | 113,841 |
| Net property and equipment | 156 | 4,949 | 667 | - | 5,772 |
| Purchased and developed software, net | 601 | 25,210 | 808 | - | 26,619 |
| Other intangible assets, net | 395 | 48,053 | 509 | - | 48,957 |
| Goodwill | - | 167,957 | 1,576 | - | 169,533 |
| Investment in and advances to subsidiaries | 284,893 | 1,830 | - | (286,723) | - |
| Other assets | 13,615 | 8,829 | 12,101 | (2,879) | 31,666 |
| Total assets | $ 315,491 | $ 369,918 | $ 29,880 | $ (318,901) | $ 396,388 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | | |
| Current liabilities: | | | | | |
| Accounts payable | $ 2,054 | $ 14,155 | $ 2,161 | $ - | $ 18,370 |
| Deferred revenue | - | 48,216 | 1,660 | - | 49,876 |
| Intercompany payables | - | 13,767 | 25,580 | (39,347) | - |
| Other accrued liabilities | 4,965 | 10,902 | 936 | - | 16,803 |
| Total current liabilities | 7,019 | 87,040 | 30,337 | (39,347) | 85,049 |
| Notes payable | 195,077 | - | - | - | 195,077 |
| Other long-term liabilities | 8,589 | 4,885 | 861 | (2,879) | 11,456 |
| Total liabilities | 210,685 | 91,925 | 31,198 | (42,226) | 291,582 |
| Total shareholders' equity | 104,806 | 277,993 | (1,318) | (276,675) | 104,806 |
| Total liabilities and shareholders' equity | $ 315,491 | $ 369,918 | $ 29,880 | $ (318,901) | $ 396,388 |

CONDENSED CONSOLIDATING BALANCE SHEET

| | December 31, 2009 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantors | Non-Guarantors | Eliminations | Consolidated |
| ASSETS | | | | | |
| Current assets: | | | | | |
| Cash and cash equivalents (including restricted cash) | $ 5,383 | $ 9,081 | $ 5,157 | $ - | $ 19,621 |
| Accounts receivable, net | - | 9,990 | 7,229 | - | 17,219 |
| Intercompany receivables | 17,840 | - | - | (17,840) | - |
| Other current assets | 1,009 | 3,482 | 1,417 | - | 5,908 |
| Total current assets | 24,232 | 22,553 | 13,803 | (17,840) | 42,748 |
| Net property and equipment | 306 | 3,035 | 536 | - | 3,877 |
| Purchased and developed software, net | 2,659 | 9,735 | 227 | - | 12,621 |
| Other intangible assets, net | 1,343 | 5,372 | - | - | 6,715 |
| Goodwill | - | 28,749 | - | - | 28,749 |
| Investment in and advances to subsidiaries | 40,313 | (716) | - | (39,597) | - |
| Other assets | 4,838 | 2,811 | 769 | (2,879) | 5,539 |
| Total assets | $ 73,691 | $ 71,539 | $ 15,335 | $ (60,316) | $ 100,249 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | | |
| Current liabilities: | | | | | |
| Accounts payable | $ 947 | $ 2,392 | $ 1,105 | $ - | $ 4,444 |
| Deferred revenue | - | 13,410 | 2,169 | - | 15,579 |
| Intercompany payables | - | 4,331 | 32,196 | (36,527) | - |
| Other accrued liabilities | 450 | 2,832 | 1,212 | - | 4,494 |
| Total current liabilities | 1,397 | 22,965 | 36,682 | (36,527) | 24,517 |
| Other long-term liabilities | 4,157 | 1,197 | 5,120 | (2,879) | 7,595 |
| Total liabilities | 5,554 | 24,162 | 41,802 | (39,406) | 32,112 |
| Total shareholders' equity | 68,137 | 47,377 | (26,467) | (20,910) | 68,137 |
| Total liabilities and shareholders' equity | $ 73,691 | $ 71,539 | $ 15,335 | $ (60,316) | $ 100,249 |

## Merge Healthcare Incorporated and Subsidiaries
## Notes to Consolidated Financial Statements (continued)
## (In thousands, except for share and per share data)

### CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

| | Year Ended December 31, 2010 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantor | Non-Guarantor | Eliminations | Consolidated |
| Net sales | $ - | $ 122,001 | $ 18,331 | $ - | $ 140,332 |
| Cost of sales | - | 59,511 | 5,052 | - | 64,563 |
| Gross margin | - | 62,490 | 13,279 | - | 75,769 |
| Selling, research and development, general and administrative expenses | 5,819 | 50,634 | 6,320 | - | 62,773 |
| Acquisition-related expenses | 9,638 | 36 | - | - | 9,674 |
| Restructuring and other expenses | 418 | 4,575 | 13 | - | 5,006 |
| Depreciation and amortization | 858 | 5,665 | 317 | - | 6,840 |
| Total operating costs and expenses | 16,733 | 60,910 | 6,650 | - | 84,293 |
| Operating income (loss) | (16,733) | 1,580 | 6,629 | - | (8,524) |
| Equity in net income of subsidiaries | 22,502 | (138) | - | (22,364) | - |
| Other, net | (17,097) | 106 | 353 | - | (16,638) |
| Other income (expense) | 5,405 | (32) | 353 | (22,364) | (16,638) |
| Income (loss) before income taxes | (11,328) | 1,548 | 6,982 | (22,364) | (25,162) |
| Income tax expense (benefit) | 188 | 200 | (14,034) | - | (13,646) |
| Net income (loss) | $ (11,516) | $ 1,348 | $ 21,016 | $ (22,364) | $ (11,516) |

### CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

| | Year Ended December 31, 2009 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantor | Non-Guarantor | Eliminations | Consolidated |
| Net sales | $ - | $ 36,359 | $ 30,482 | $ - | $ 66,841 |
| Cost of sales | - | 12,629 | 6,748 | - | 19,377 |
| Gross margin | - | 23,730 | 23,734 | - | 47,464 |
| Selling, research and development, general and administrative expenses | (1,695) | 21,021 | 13,571 | - | 32,897 |
| Acquisition-related expenses | 1,212 | 13 | - | - | 1,225 |
| Restructuring and other expenses | (180) | 1,039 | 754 | - | 1,613 |
| Depreciation and amortization | 884 | 1,477 | 405 | - | 2,766 |
| Total operating costs and expenses | 221 | 23,550 | 14,730 | - | 38,501 |
| Operating income (loss) | (221) | 180 | 9,004 | - | 8,963 |
| Equity in net income of subsidiaries | 5,770 | (65) | - | (5,705) | - |
| Other, net | (5,437) | (149) | (3,227) | - | (8,813) |
| Other income (expense) | 333 | (214) | (3,227) | (5,705) | (8,813) |
| Income (loss) before income taxes | 112 | (34) | 5,777 | (5,705) | 150 |
| Income tax expense (benefit) | (173) | - | 38 | - | (135) |
| Net income (loss) | $ 285 | $ (34) | $ 5,739 | $ (5,705) | $ 285 |

## Merge Healthcare Incorporated and Subsidiaries
## Notes to Consolidated Financial Statements (continued)
## (In thousands, except for share and per share data)

### CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

| | Year Ended December 31, 2008 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantor | Non-Guarantor | Eliminations | Consolidated |
| Net sales | $ - | $ 27,898 | $ 28,837 | $ - | $ 56,735 |
| Cost of sales | - | 10,554 | 9,518 | - | 20,072 |
| Gross margin | - | 17,344 | 19,319 | - | 36,663 |
| Selling, research and development, general and administrative expenses | 2,995 | 21,553 | 18,466 | - | 43,014 |
| Acquisition-related expenses | - | - | - | - | - |
| Trade name impairment, restructuring and other expenses | 6,122 | 611 | 5,083 | - | 11,816 |
| Depreciation, amortization and impairment | 1,662 | 952 | 916 | - | 3,530 |
| Total operating costs and expenses | 10,779 | 23,116 | 24,465 | - | 58,360 |
| Operating income (loss) | (10,779) | (5,772) | (5,146) | - | (21,697) |
| Equity in net loss of subsidiaries | (12,222) | - | - | 12,222 | - |
| Other, net | (698) | 151 | (1,499) | - | (2,046) |
| Other income (expense) | (12,920) | 151 | (1,499) | 12,222 | (2,046) |
| Loss before income taxes | (23,699) | (5,621) | (6,645) | 12,222 | (23,743) |
| Income tax expense (benefit) | (16) | (161) | 117 | - | (60) |
| Net loss | $ (23,683) | $ (5,460) | $ (6,762) | $ 12,222 | $ (23,683) |

### CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

| | Year Ended December 31, 2010 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantor | Non-Guarantor | Eliminations | Consolidated |
| **Cash flows from operating activities:** | | | | | |
| Net income (loss) | $ (11,516) | $ 1,348 | $ 21,016 | $ (22,364) | $ (11,516) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | | | |
| Deferred income taxes | (2) | - | (14,054) | - | (14,056) |
| Depreciation, amortization and impairment | 2,221 | 14,762 | 829 | - | 17,812 |
| Share-based compensation | 1,350 | 1,121 | 152 | - | 2,623 |
| Change in contingent consideration for acquisitions | - | 113 | - | - | 113 |
| Amortization of notes payable issuance costs and discount | 1,445 | - | - | - | 1,445 |
| Provision for doubtful accounts receivable, sales returns and non-trade receivables, net of recoveries | - | 400 | 480 | - | 880 |
| Net change in assets and liabilities (net of effects of acquisitions) | (21,541) | 11,487 | (3,606) | 22,364 | 8,704 |
| Net cash provided by (used in) operating activities | (28,043) | 29,231 | 4,817 | - | 6,005 |
| **Cash flows from investing activities:** | | | | | |
| Cash paid for acquisitions, net of cash acquired | (211,367) | (4,845) | - | - | (216,212) |
| Purchases of property, equipment, and leasehold improvements | (139) | (1,220) | (133) | - | (1,492) |
| Proceeds from sale of property and equipment | - | 6,124 | - | - | 6,124 |
| Intercompany advances | 8,518 | - | - | (8,518) | - |
| Change in restricted cash | (415) | (673) | - | - | (1,088) |
| Distribution from equity investment | - | - | 606 | - | 606 |
| Net cash provided by (used in) investing activities | (203,403) | (614) | 473 | (8,518) | (212,062) |
| **Cash flows from financing activities:** | | | | | |
| Intercompany advances | - | (2,353) | (6,165) | 8,518 | - |
| Proceeds from issuance of notes payable, net of discount of $5,468 | 194,532 | - | - | - | 194,532 |
| Proceeds from issuance of stock | 41,750 | - | - | - | 41,750 |
| Note and stock issuance costs paid | (9,897) | - | - | - | (9,897) |
| Proceeds from exercise of options and employee stock purchase plan | 160 | - | - | - | 160 |
| Repurchases of stock | (26) | - | - | - | (26) |
| Principal payments on capital leases | - | (142) | - | - | (142) |
| Net cash provided by (used in) financing activities | 226,519 | (2,495) | (6,165) | 8,518 | 226,377 |
| Net increase (decrease) in cash and cash equivalents | (4,927) | 26,122 | (875) | - | 20,320 |
| Cash and cash equivalents (net of restricted cash), beginning of period | 5,113 | 8,792 | 5,157 | - | 19,062 (1) |
| Cash and cash equivalents (net of restricted cash), end of period | $ 186 | $ 34,914 | $ 4,282 | $ - | $ 39,382 (2) |

(1) Net of restricted cash of $559 at December 31, 2009.

(2) Net of restricted cash of $1647 at December 31, 2010.

## Merge Healthcare Incorporated and Subsidiaries
## Notes to Consolidated Financial Statements (continued)
## (In thousands, except for share and per share data)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

| | Year Ended December 31, 2009 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantors | Non-Guarantors | Eliminations | Consolidated |
| **Cash flows from operating activities:** | | | | | |
| Net income (loss) | $ 285 | $ (34) | $ 5,739 | $ (5,705) | $ 285 |
| Adjustments to reconcile net income (loss) to net cash used in operating activities: | | | | | |
| Depreciation, amortization and impairment | 884 | 3,530 | 1,675 | - | 6,089 |
| Share-based compensation | 654 | 680 | 352 | - | 1,686 |
| Amortization of note payable issuance costs & discount | 1,533 | - | - | - | 1,533 |
| Realized loss on investment | - | - | 3,624 | - | 3,624 |
| Provision for doubtful accounts receivable and sales returns, net of recoveries | - | 410 | 6 | - | 416 |
| Net change in assets and liabilities (net of effects of acquisitions) | (14,241) | 4,054 | (10,121) | 5,705 | (14,603) |
| Net cash provided by (used in) operating activities | (10,885) | 8,640 | 1,275 | - | (970) |
| **Cash flows from investing activities:** | | | | | |
| Cash paid for acquisitions, net of cash acquired | (1,502) | (1,250) | - | - | (2,752) |
| Purchases of property, equipment, and leasehold improvements | - | (583) | (538) | - | (1,121) |
| Intercompany advances | (3,039) | - | - | 3,039 | - |
| Change in restricted cash | 338 | (150) | - | - | 188 |
| Proceeds from sale of equity investment | - | - | 886 | - | 886 |
| Net cash provided by (used in) investing activities | (4,203) | (1,983) | 348 | 3,039 | (2,799) |
| **Cash flows from financing activities:** | | | | | |
| Intercompany advances | - | 4,119 | (1,080) | (3,039) | - |
| Proceeds from issuance of Common Stock | 25,175 | - | - | - | 25,175 |
| Proceeds from exercise of options and employee stock purchase plan | 110 | - | - | - | 110 |
| Principal payments on notes | (15,000) | (4,570) | - | - | (19,570) |
| Principal payments in capital leases | - | (111) | - | - | (111) |
| Net cash provided by (used in) financing activities | 10,285 | (562) | (1,080) | (3,039) | 5,604 |
| Net increase (decrease) in cash and cash equivalents | (4,803) | 6,095 | 543 | - | 1,835 |
| Cash and cash equivalents (net of restricted cash), beginning of period | 9,916 | 2,697 | 4,614 | - | 17,227 (1) |
| Cash and cash equivalents (net of restricted cash), end of period | $ 5,113 | $ 8,792 | $ 5,157 | $ - | $ 19,062 (2) |

(1 Net of restricted cash of $621 at December 31, 2008.

(2 Net of restricted cash of $559 at December 31, 2009.

## Merge Healthcare Incorporated and Subsidiaries
## Notes to Consolidated Financial Statements (continued)
## (In thousands, except for share and per share data)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

| | Year Ended December 31, 2008 | | | | |
|---|---|---|---|---|---|
| | Parent | Guarantors | Non-Guarantors | Eliminations | Consolidated |
| **Cash flows from operating activities:** | | | | | |
| Net loss | $ (23,683) | $ (5,460) | $ (6,762) | $ 12,222 | $ (23,683) |
| Adjustments to reconcile net income (loss) to net cash used in operating activities: | | | | | |
| Depreciation, amortization and impairment | 2,248 | 2,375 | 2,186 | - | 6,809 |
| Share-based compensation | 2,708 | 693 | 760 | - | 4,161 |
| Loss on disposal of subsidiaries | (436) | - | 1,906 | - | 1,470 |
| Amortization of note payable issuance costs & discount | 604 | - | - | - | 604 |
| Trade name impairment | 1,060 | - | - | - | 1,060 |
| Other-than-temporary impairment on equity investments | - | - | 1,435 | - | 1,435 |
| Provision for doubtful accounts receivable and sales returns, net of recoveries | - | 241 | 75 | - | 316 |
| Deferred income taxes | (11) | (163) | (1) | - | (175) |
| Net change in assets and liabilities (net of effects of dispositions) | 9,241 | (4,102) | 1,510 | (12,222) | (5,573) |
| Net cash provided by (used in) operating activities | (8,269) | (6,416) | 1,109 | - | (13,576) |
| **Cash flows from investing activities:** | | | | | |
| Purchases of property, equipment, and leasehold improvements | (346) | (81) | (112) | - | (539) |
| Intercompany advances | (925) | (228) | - | 1,153 | - |
| Cash received on sale of subsidiary | 499 | - | - | - | 499 |
| Change in restricted cash | (258) | - | - | - | (258) |
| Net cash provided by (used in) investing activities | (1,030) | (309) | (112) | 1,153 | (298) |
| **Cash flows from financing activities:** | | | | | |
| Intercompany advances | - | - | 1,153 | (1,153) | - |
| Proceeds from issuance of note, net of non-cash discount of $510 | 14,490 | - | - | - | 14,490 |
| Proceeds from issuance of Common Stock | 5,479 | - | - | - | 5,479 |
| Note and stock issuance costs paid | (2,386) | - | - | - | (2,386) |
| Proceeds from exercise of options and employee stock purchase plan | 100 | - | - | - | 100 |
| Repurchase of Common Stock | (47) | - | - | - | (47) |
| Dividends paid | (57) | - | - | - | (57) |
| Net cash provided by financing activities | 17,579 | - | 1,153 | (1,153) | 17,579 |
| Effect of exchange rates on cash and cash equivalents | - | - | (115) | - | (115) |
| Net increase (decrease) in cash and cash equivalents | 8,280 | (6,725) | 2,035 | - | 3,590 |
| Cash and cash equivalents (net of restricted cash), beginning of period | 1,636 | 9,422 | 2,579 | - | 13,637 (1) |
| Cash and cash equivalents (net of restricted cash), end of period | $ 9,916 | $ 2,697 | $ 4,614 | $ - | $ 17,227 (2) |

(1) Net of restricted cash of $363 at December 31, 2007.
(2) Net of restricted cash of $621 at December 31, 2008.

## (17) Quarterly Results (unaudited)

| | 2010 Quarterly Results | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Net sales | $ 19,970 | $ 29,003 | $ 45,189 | $ 46,170 |
| Gross margin | 13,554 | 12,989 | 24,451 | 24,775 |
| Income (loss) before income taxes | (3,104) | (14,903) | (3,459) | (3,696) |
| Net income (loss) | (3,152) | (14,961) | (3,446) | 10,043 |
| Net income (loss) available to common shareholders | (3,152) | (30,905) | (5,012) | 8,477 |
| Basic income (loss) per share | $ (0.04) | $ (0.39) | $ (0.06) | $ 0.10 |
| Diluted income (loss) per share | (0.04) | (0.39) | (0.06) | 0.10 |

| | 2009 Quarterly Results | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Net sales | $ 15,309 | $ 15,353 | $ 16,907 | $ 19,272 |
| Gross margin | 11,279 | 11,477 | 12,006 | 12,702 |
| Income (loss) before income taxes | 2,864 | 467 | (907) | (2,274) |
| Net income (loss ) | 2,842 | 446 | (936) | (2,067) |
| Net income (loss) available to common shareholders | 2,842 | 446 | (936) | (2,067) |
| Basic income (loss) per share | $ 0.05 | $ 0.01 | $ (0.02) | $ (0.03) |
| Diluted income (loss) per share | 0.05 | 0.01 | (0.02) | (0.03) |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AMICAS, Inc.
Hartland, Wisconsin

We have audited the accompanying consolidated balance sheet of AMICAS Inc. (Successor Company) as of December 31, 2010 and the related consolidated statements of operations, stockholders' equity, and cash flows for the period April 28, 2010 through December 31, 2010. We have also audited the consolidated statements of operations, stockholders' deficit and cash flows of AMICAS Inc. (Predecessor Company) for the period January 1, 2010 through April 27, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMICAS, Inc. (Successor Company) at December 31, 2010, and the results of its operations and its cash flows for the period April 28, 2010 through December 31, 2010 and the results of operations and cash flows of AMICAS Inc. (Predecessor Company) for the period January 1, 2010 through April 27, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Milwaukee, Wisconsin
March 15, 2011

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
AMICAS, Inc.
Boston, Massachusetts

We have audited the accompanying consolidated balance sheet of AMICAS, Inc. and its subsidiaries as of December 31, 2009 and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMICAS, Inc. and its subsidiaries at December 31, 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As described in Note E of the financial statements, the Company adopted the accounting standards related to Business Combinations, effective for business combinations entered into after January 1, 2009.

/s/ BDO USA, LLP (formerly known as BDO Seidman, LLP)

Boston, Massachusetts
March 11, 2010

## AMICAS, INC. and Subsidiary
## CONSOLIDATED BALANCE SHEETS
## (in thousands, except for share data)

| | (Successor Company) December 31, 2010 | (Predecessor Company) December 31, 2009 |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents | $ 21,951 | $ 8,785 |
| Marketable Securities | - | 38,888 |
| Accounts receivable, net of allowance for doubtful accounts of $363 and $335 at December 31, 2010 and 2009, respectively | 31,197 | 21,594 |
| Inventory | 2,313 | 1,960 |
| Prepaid expenses and other current assets | 8,479 | 5,762 |
| Advances to parent | 1,092 | - |
| Total current assets | 65,032 | 76,989 |
| Property and equipment, less accumulated depreciation of $1,290 and $7,592 at December 31, 2010 and 2009, respectively | 2,809 | 8,118 |
| Purchased and developed software, net of accumulated amortization of $1,481 and $13,017 at December 31, 2010 and 2009, respectively | 16,649 | 7,985 |
| Other intangibles, net of accumulated amortization of $4,224 and $1,191 at December 31, 2010 and 2009, respectively | 41,616 | 5,708 |
| Goodwill | 134,147 | 1,213 |
| Other assets | 13,969 | 2,246 |
| Total assets | $ 274,222 | $ 102,259 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ 15,671 | $ 9,299 |
| Accrued employee compensation and benefits | 2,377 | 3,452 |
| Interest payable | 3,917 | - |
| Leases payable, current portion | 423 | 10 |
| Deferred revenue, current portion | 29,425 | 32,289 |
| Total current liabilities | 51,813 | 45,050 |
| Notes payable, long-term | 195,077 | - |
| Deferred revenue and other long term liabilities | 3,738 | 1,754 |
| Total liabilities | 250,628 | 46,804 |
| Stockholders' equity: | | |
| Preferred Stock, $0.001 par value: zero and 2,000,000 shares authorized and zero shares issued and outstanding at December 31, 2010 and 2009, respectively | - | - |
| Common stock, $0.001 par value: 1,000 and 200,000,000 shares authorized and 100 and 52,794,106 shares issued and outstanding at December 31, 2010 and 2009, respectively | - | 52 |
| Additional paid-in capital | 38,393 | 235,340 |
| Accumulated deficit | (14,799) | (132,559) |
| Accumulated other comprehensive income (loss) | - | (25) |
| Treasury Stock, at cost, zero and 16,357,854 shares at December 31, 2010 and 2009, respectively | - | (47,353) |
| Total stockholders' equity | 23,594 | 55,455 |
| Total liabilities and stockholders' equity | $ 274,222 | $ 102,259 |

The accompanying notes are an integral part of the consolidated financial statements.

## AMICAS, INC. and Subsidiary
## CONSOLIDATED STATEMENTS OF OPERATIONS
## (in thousands, except for per share data)

| | Periods Ended | | Years Ended December 31, | |
|---|---|---|---|---|
| | (Successor Company) December 31, 2010 | (Predecessor Company) April 27, 2010 | (Predecessor Company) 2009 | (Predecessor Company) 2008 |
| Net sales: | | | | |
| Software licenses and system sales | $ 14,732 | $ 7,525 | $ 17,120 | $ 10,467 |
| Maintenance and services | 50,864 | 29,191 | 72,022 | 39,886 |
| Total net sales | 65,596 | 36,716 | 89,142 | 50,353 |
| Cost of sales: | | | | |
| Software licenses and system sales | 9,777 | 3,411 | 11,467 | 4,786 |
| Maintenance and services | 21,366 | 12,753 | 31,469 | 17,819 |
| Depreciation, amortization and impairments | 5,491 | 1,403 | 3,157 | 2,291 |
| Total cost of sales | 36,634 | 17,567 | 46,093 | 24,896 |
| Gross margin | 28,962 | 19,149 | 43,049 | 25,457 |
| Operating costs and expenses: | | | | |
| Selling, general and administrative | 13,363 | 15,798 | 25,056 | 20,408 |
| Research and development | 6,470 | 6,486 | 14,562 | 8,631 |
| Acquisition costs | 36 | 8,439 | 3,028 | - |
| Depreciation and amortization | 3,165 | 787 | 2,859 | 997 |
| Restructuring, severance and impairment charges | 3,308 | - | 3,824 | 27,490 |
| Total operating costs and expenses | 26,342 | 31,510 | 49,329 | 57,526 |
| Operating income (loss) | 2,620 | (12,361) | (6,280) | (32,069) |
| Other income (expense): | | | | |
| Interest expense | (17,206) | (8) | (37) | - |
| Interest income | 2 | 13 | 769 | 2,187 |
| Loss on sale of investments | - | - | (9) | (31) |
| Other, net | (4) | (28) | (23) | - |
| Total other income (expense) | (17,208) | (23) | 700 | 2,156 |
| Loss before income taxes | (14,588) | (12,384) | (5,580) | (29,913) |
| Income tax expense (benefit) | 211 | 46 | (1,570) | 158 |
| Net loss | $ (14,799) | $ (12,430) | $ (4,010) | $ (30,071) |
| Net loss per share - basic | NM (1) | $ (0.34) | $ (0.11) | $ (0.77) |
| Weighted average number of common shares outstanding - basic | NM (1) | 37,010 | 35,489 | 38,842 |
| Net loss per share - diluted | NM (1) | $ (0.34) | $ (0.11) | $ (0.77) |
| Weighted average number of common shares outstanding - diluted | NM (1) | 37,010 | 35,489 | 38,842 |

(1) Amount is not meaningful as a result of the acquisition by Merge Healthcare Incorporated

The accompanying notes are an integral part of the consolidated financial statements.

## AMICAS, INC. and Subsidiary
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
### (in thousands except for share data)

| | Common Stock | | | | Accumulated | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Shares Issued | Issued Amount | Additional Paid-in Capital | Accumulated Deficit | Other Comprehensive Income | Treasury Stock Shares | Treasury Stock | Total Shareholders' Equity | Comprehensive Loss |
| **(Predecessor Company)** | | | | | | | | | |
| Balance at December 31, 2007 | 51,296,823 | $ 51 | $ 229,056 | $ (98,478) | $ 60 | (6,824,192) | $ (22,443) | $ 108,246 | |
| Issuance of restricted stock | 31,800 | | 89 | - | - | - | - | 89 | |
| Exercise of stock options | 145,342 | | 325 | - | - | - | - | 325 | |
| Share-based compensation expense | - | - | 1,435 | - | - | - | - | 1,435 | |
| Repurchase of treasury stock | - | - | - | - | - | (9,445,896) | (24,769) | (24,769) | |
| Unrealized gain on marketable securities | - | - | - | - | 40 | - | - | 40 | $ 40 |
| Net loss | - | - | - | (30,071) | - | - | - | (30,071) | (30,071) |
| Balance at December 31, 2008 | 51,473,965 | 51 | 230,905 | (128,549) | 100 | (16,270,088) | (47,212) | 55,295 | $ (30,031) |
| Issuance of restricted stock | 60,690 | - | 118 | - | - | - | - | 118 | |
| Exercise of stock options and issuance of shares under the Employee Stock Purchase Plan | 1,259,451 | 1 | 2,397 | - | - | - | - | 2,398 | |
| Share-based compensation expense | - | - | 1,920 | - | - | - | - | 1,920 | |
| Repurchase of treasury stock | - | - | - | - | - | (87,766) | (141) | (141) | |
| Unrealized loss on marketable securities | - | - | - | - | (131) | - | - | (131) | $ (131) |
| Foreign currency translation adjustment | - | - | - | - | 6 | - | - | 6 | 6 |
| Net loss | - | - | - | (4,010) | - | - | - | (4,010) | (4,010) |
| Balance at December 31, 2009 | 52,794,106 | 52 | 235,340 | (132,559) | (25) | (16,357,854) | (47,353) | 55,455 | $ (4,135) |
| Stock issued under ESPP | 75,899 | - | 189 | - | - | - | - | 189 | |
| Exercise of stock options | 590,084 | 1 | 1,331 | - | - | - | - | 1,332 | |
| Share-based compensation expense | - | - | 1,423 | - | - | - | - | 1,423 | |
| Payments made to stock option and restricted stock holders | (92,245) | - | (22,906) | - | - | - | - | (22,906) | |
| Net loss | - | - | - | (12,430) | - | - | - | (12,430) | $ (12,430) |
| Other comprehensive income | - | - | - | - | 31 | - | - | 31 | 31 |
| Balance at April 27, 2010 | 53,367,844 | $ 53 | $ 215,377 | $ (144,989) | $ 6 | (16,357,854) | $ (47,353) | $ 23,094 | $ (12,399) |
| **(Successor Company)** | | | | | | | | | |
| Investment by Merge | 100 | $ - | $ 38,393 | $ - | $ - | - | $ - | $ 38,393 | |
| Net loss | - | - | - | (14,799) | - | - | - | (14,799) | (14,799) |
| Balance at Dececember 31, 2010 | 100 | $ - | $ 38,393 | $ (14,799) | $ - | - | $ - | $ 23,594 | $ (14,799) |

The accompanying notes are an integral part of the consolidated financial statements.

## AMICAS, INC. and Subsidiary
## CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| | Periods Ended | | Years Ended December 31, | |
|---|---|---|---|---|
| | (Successor Company) December 31, 2010 | (Predecessor Company) April 27, 2010 | (Predecessor Company) 2009 | (Predecessor Company) 2008 |
| **Cash flows from operating activities:** | | | | |
| Net loss | $ (14,799) | $ (12,430) | $ (4,010) | $ (30,071) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | | | |
| Depreciation and amortization | 8,659 | 2,178 | 3,201 | 1,084 |
| Provision for bad debts | 363 | 2,032 | 319 | 115 |
| Loss on disposal of property and equipment | - | - | 923 | 6 |
| Impairment of other intangibles | - | - | - | 177 |
| Impairment of goodwill | - | - | - | 27,313 |
| Amortization of acquired/developed software | - | - | 2,821 | 2,204 |
| Non-cash stock based payments | 111 | 1,423 | 2,038 | 1,524 |
| Changes in operating assets and liabilities, net of effects of acquisitions and dispositions: | | | | |
| Accounts receivable | (11,279) | (320) | 180 | 145 |
| Prepaid expenses and other current assets | (763) | (453) | 1,919 | 330 |
| Accounts payable and accrued expenses | 7,988 | (1,425) | (3,343) | (2,777) |
| Deferred revenue | 14,989 | (2,029) | 9,315 | 4,282 |
| Unrecognized tax benefits | - | - | (1,379) | 103 |
| Net cash provided by (used in) operating activities | 5,269 | (11,024) | 11,984 | 4,435 |
| **Cash flows from investing activities:** | | | | |
| Cash paid for acquisitions, net of cash acquired | (3,281) | - | (20,698) | - |
| Purchases of property, equipment, and leasehold improvements | (194) | (144) | (729) | (645) |
| Sale of facility | 6,124 | - | - | - |
| Change in restricted cash | (800) | - | - | - |
| Purchases of held-to-maturity securities | - | - | (60,534) | (236,147) |
| Maturities of held-to-maturity securities | - | 7,964 | 126,833 | 237,739 |
| Purchases of available-for-sale securities | - | - | (106,335) | (37,033) |
| Sales of available-for-sale securities | - | 30,924 | 48,641 | 54,925 |
| Net cash provided by (used in) investing activities | 1,849 | 38,744 | (12,822) | 18,839 |
| **Cash flows from financing activities:** | | | | |
| Advances to parent | (1,092) | - | - | - |
| Exercise of stock options and ESPP | - | 1,526 | 2,398 | 325 |
| Repurchase of Common Stock | - | (22,906) | (141) | (24,769) |
| Proceeds from issuance of notes, net of discount | 194,532 | - | - | - |
| Note and stock issuance costs paid | (9,015) | - | - | - |
| Capital contribution by Merge | 38,393 | - | - | - |
| Payments to acquire outstanding shares | (223,910) | - | - | - |
| Net cash provided by (used in) financing activities | (1,092) | (21,380) | 2,257 | (24,444) |
| Net increase (decrease) in cash and cash equivalents | 6,026 | 6,340 | 1,419 | (1,170) |
| Cash and cash equivalents, beginning of period | 15,125 | 8,785 | 7,366 | 8,536 |
| Cash and cash equivalents, end of period (1) | $ 21,151 | $ 15,125 | $ 8,785 | $ 7,366 |

(1) Cash net of restricted cash of $800 as of December 31, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

## AMICAS, INC. and Subsidiary
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### A. Nature of Operations

AMICAS, Inc. (AMICAS or the Company) is a leader in radiology and medical image and information management solutions with operations in the United States and Canada. The AMICAS One Suite™ provides a complete, end-to-end IT solution for imaging centers, ambulatory care facilities, and radiology practices and billing services. Solutions include automation support for workflow, imaging, revenue cycle management and document management. Hospital customers are provided a picture archiving and communication system ("PACS"), featuring advanced enterprise workflow support and a scalable design that can fully integrate with any hospital information system ("HIS"), radiology information system ("RIS"), or electronic medical record ("EMR"). Complementing the One Suite product family is AMICAS Solutions℠, a set of client-centered professional and consulting services that assist the Company's customers with a well-planned transition to a digital enterprise. In addition, the Company provides customers with ongoing software and hardware support, implementation, training, and electronic data interchange ("EDI") services for patient billing and claims processing.

On April 28, 2010, Merge Healthcare Incorporated (Merge) completed the acquisition of AMICAS through a successful tender offer for the 37,009,990 outstanding shares of common stock of AMICAS at $6.05 per share in cash. Following the tender offer, Merge purchased the remaining shares pursuant to a merger of a subsidiary of Merge with and into AMICAS. Total transaction consideration was approximately $223.9 million. In addition, prior to the completion of the acquisition, AMICAS paid cash to holders of vested, in-the-money stock options for the difference between $6.05 per share and the exercise price of such options. The holders of shares of restricted stock were paid $6.05 per share in cash. The total consideration paid to option and restricted stockholders was approximately $22.9 million. Merge financed the transaction with $200 million aggregate principal amount of 11.75% Senior Secured Notes due 2015 (Notes), proceeds of $41.8 million from the issuance of preferred and common stock and cash already available at the two companies.

AMICAS, Inc. is considered a domestic restricted subsidiary per the Notes and constitutes a substantial portion of the collateral. As a result, Merge is required to file separate financial statements for AMICAS.

Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. Net assets of foreign operations were $0.1 million and $0.2 million at December 31, 2010 and 2009, respectively. The Company has no earnings from the foreign subsidiary.

### B. Segment Reporting

Operating segments are defined as components of an enterprise where separate financial information is available that is evaluated regularly by the chief operating decision maker, the Company's chief executive officer, in deciding how to allocate resources and in assessing performance. The Company has identified one reportable industry segment: the development and marketing of the Company's products and services to healthcare provider organizations including acute care facilities, Integrated Delivery Networks (IDN's) and ambulatory centers. The Company generates substantially all of its revenues from the licensing of the Company's software products and related professional services and maintenance services (which include Electronic Data Interchange, or EDI, sales). The Company's revenues are earned and expenses are incurred principally in the United States market.

### C. Summary of Significant Accounting Policies

*Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Emageon, Inc. ("Emageon") and Amicas PACS, Corp. ("Amicas PACS"). All significant intercompany accounts and transactions have been eliminated in consolidation.

As a result of the acquisition by Merge on April 28, 2010, the year ended December 31, 2010 has been divided into two periods. The first period represents the pre-acquisition period (January 1, 2010 through April 27, 2010), while the second period represents the post-acquisition period (April 28, 2010 through December 31, 2010). Where applicable, the financial statements and related footnote disclosures throughout this document will refer to these periods as the periods ended April 27, 2010 and December 31, 2010.

Certain transactions which were directly related to the acquisition by Merge have been pushed down to the AMICAS financial statements. The consolidated balance sheet of AMICAS as of December 31, 2010 includes the

Notes issued by Merge and the related discount and debt issuance costs. Also, stockholders' equity within the consolidated balance sheet includes the investment by Merge which was used as partial consideration to complete the acquisition as indicated in the following table (in thousands):

| | | |
|---|---|---|
| Notes, net of discount | $ | 194,532 |
| Debt issuance costs | | (9,015) |
| Investment by Merge | | 38,393 |
| Total acquisition consideration | $ | 223,910 |

The investment by Merge is included as additional paid in capital on the consolidated balance sheet as of December 31, 2010.

The consolidated statement of operations for the period ended December 31, 2010 includes:

- Interest expense on the Notes, as well as the applicable amortization of discount and debt issuance costs;
- Share-based compensation expense for Merge stock options issued to AMICAS employees;
- Income tax expense calculated as if AMICAS were to file income tax returns as a stand-alone company; and
- Corporate administration costs of Merge (excluding public company stewardship costs), which are allocated to AMICAS based on revenues. The Company believes this allocation reasonably reflects the usage of resources of AMICAS.

***Reclassifications***

Where appropriate, certain reclassifications have been made to the prior periods' consolidated financial statements to conform to the current year presentation. Specifically, depreciation expense in the years ended December 31, 2009 and 2008 was reclassified within cost of sales and operating costs and expenses as indicated in the following table (in thousands):

| | Years Ended December 31, (Predecessor Company) | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| Cost of sales: | | | | |
| Software licenses and system sales | $ | (37) | $ | (10) |
| Maintenance and services | | (299) | | (77) |
| Depreciation, amortization and impairments | | 336 | | 87 |
| Total cost of sales | $ | - | $ | - |
| Operating costs and expenses: | | | | |
| Selling, general and administrative | $ | (1,774) | $ | (457) |
| Research and development | | (537) | | (138) |
| Depreciation and amortization | | 2,311 | | 595 |
| Total operating costs and expenses | $ | - | $ | - |

***Use of Estimates***

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the period reported. These estimates include assessing the collectability of accounts receivable, the realization of deferred tax assets, tax contingencies and valuation allowances, restructuring reserves, useful lives for depreciation and amortization periods of tangible and intangible assets, long-lived asset impairments, expected stock price volatility and weighted average expected life and forfeiture assumptions for share-based payments, among others. The markets for the Company's products are characterized by intense competition, rapid technological development, evolving standards, short product life cycles and price competition, all of which could impact the future realized value of the Company's assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. Actual results could differ from those estimates.

***Revenue Recognition***

The Company recognizes revenue in accordance with FASB ASC 605 — *Revenue Recognition* (originally issued as Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2 with Respect to Certain Transactions," SOP 81-1 "Accounting for Performance of Construction Type and Certain Performance Type Contracts", the Securities and Exchange Commission's Staff Accounting Bulletin 104, "Revenue Recognition in Financial Statements" and EITF 01-14, "Income Statement Characterization of Reimbursements for 'Out-of-Pocket' Expenses Incurred"). Revenue from software licenses and system (computer hardware) sales are recognized upon execution of the sales contract and delivery of the software (off-the-shelf application software) and/or hardware unless the contract contains acceptance provisions. In all cases, however, the fee must be fixed or determinable, collection of any related receivable must be considered probable, and no significant post-contract obligations of the Company can be remaining. Otherwise, recognition of revenue from the sale is deferred until all of the requirements for revenue recognition have been satisfied. Maintenance fees for routine client support and unspecified product updates are recognized ratably over the term of the maintenance arrangement.

The Company reviews all contracts that contain non-standard payment terms. For these contracts, the Company reviews customer credit history to determine probability of collection and to determine whether or not the Company has a history of granting post contract concessions. When there is a history of successfully collecting payments from a customer without making post contract concessions, revenue is recognized upon delivery. In instances where there is not an established payment history and/or if the payment terms are in excess of twelve months revenue is recognized as payments become due and payable. License and service arrangements generally do not require significant customization or modification of software products to meet specific customer needs. In those limited instances that do require significant modification, including significant changes to software products' source code or where there are acceptance criteria or milestone payments, recognition of software license revenue is deferred. In instances where it is determined that services are essential to the functionality of the software and there are no acceptance provisions, service revenues and software license and systems revenues are recognized using the percentage of completion method.

Most of the Company's sales and licensing contracts involve multiple elements, in which case the total value of the customer arrangement is allocated to each element based on the vendor specific objective evidence, or VSOE, of the fair value of the respective elements. The residual method is used to determine revenue recognition with respect to a multiple-element arrangement when VSOE of fair value exists for all of the undelivered elements (e.g., implementation, training and maintenance services) but does not exist for one or more of the delivered elements of the contract (e.g., computer software or hardware). VSOE of fair value is determined based upon the price charged when the same element is sold separately. If VSOE of fair value cannot be established for the undelivered element(s) of an arrangement, the total value of the customer arrangement is deferred until the undelivered element(s) is delivered or until VSOE of its fair value is established. The Company accounts for certain third-party hardware/software and third-party hardware/software maintenance as separate units of accounting as the items to be purchased are "off-the-shelf" and can be sold separately on a standalone basis.

Contracts and arrangements with customers may include acceptance provisions, which would give the customer the right to accept or reject the product after it is shipped. If an acceptance provision is included, revenue is recognized upon the customer's acceptance of the product, which occurs upon the earlier receipt of a written customer acceptance or expiration of the acceptance period. The timing of customer acceptances could materially affect the results of operations during a given period.

Revenue is recognized using contract accounting if payment of the software license fees is dependent upon the performance of consulting services or the consulting services are otherwise essential to the functionality of the licensed software. In these instances the Company allocates the contract value to services (maintenance and services revenues) based on list price, which is consistent with VSOE for such services, and the residual to product (software licenses and systems sales) in the Consolidated Statement of Operations. In instances where VSOE of fair value of services has not been established the software license revenue is deferred until the services are completed. Percentage-of-completion is determined by comparing the labor hours incurred to date to the estimated total labor hours required to complete the project. Labor hours are considered to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods in which facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recorded in the period in which it is identified. When reliable estimates cannot be made, revenue is recognized upon completion.

Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results. Delays in the implementation process could negatively affect operations in a given period by increasing volatility in revenue recognition.

Recognition of revenues in conformity with generally accepted accounting principles requires management to make judgments that affect the timing and amount of reported revenues.

***Cash and Cash Equivalents***

The Company considers all liquid investment instruments with original maturities of ninety days or less to be cash equivalents. Cash equivalents consist primarily of money market funds and are carried at fair value, which approximates cost.

***Marketable Securities***

Marketable securities consist of high quality debt instruments, primarily U.S. government, municipal and corporate obligations. Investments in corporate obligations are classified as held-to-maturity, as the Company has the intent and ability to hold them to maturity. Held-to-maturity marketable debt securities are reported at amortized cost. Investments in U.S. government and municipal obligations are classified as available-for-sale and are reported at fair value with unrealized gains and losses reported as other comprehensive income or loss.

***Concentration of Risk***

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, marketable securities and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high credit ratings. The Company invests in marketable securities and has policies to limit concentrations of investments.

The Company performs credit evaluations of its customers' financial condition and does not require collateral, since management does not anticipate nonperformance of payment. The Company also maintains an allowance for doubtful accounts for potential credit losses and such losses have been within management's expectations. For the periods ended December 31, 2010 and April 27, 2010, and the years ended December 31, 2009 and 2008, no customer represented greater than 10% of the Company's revenues or net accounts receivable balance.

***Accounts Receivable and Allowance for Doubtful Accounts***

The Company's accounts receivable are customer obligations due under normal trade terms carried at their face value, less provisions for bad debts. The Company evaluates the carrying amount of its accounts receivable on an ongoing basis and establishes a valuation allowance based on a number of factors, including specific customer circumstances, historical rate of write-offs and the past due status of the accounts. At the end of each reporting period, the allowance is reviewed and analyzed for adequacy and is often adjusted based on the findings. The allowance is increased through a reduction of revenues and/or an increase in the provision for bad debts. It is the Company's policy to write off uncollectible receivables when management determines the receivable will become uncollectible.

The following table summarizes the allowance for doubtful accounts for the periods ended December 31, 2010 and April 27, 2010 and years ended December 31, 2009 and 2008:

| *(amounts in thousands)* | Periods Ended | | Years Ended December 31, | |
|---|---|---|---|---|
| | (Successor Company) December 31, 2010 | (Predecessor Company) April 27, 2010 | (Predecessor Company) 2009 | (Predecessor Company) 2008 |
| Balance at beginning of period | $ - | $ 335 | $ 158 | $ 231 |
| Additions charged to costs and expenses | 363 | 2,032 | 319 | 115 |
| Reductions (a) | - | (2,367) | (142) | (188) |
| Balance at end of period | $ 363 | $ - | $ 335 | $ 158 |

(a) Write-offs, returns and discounts, net of recoveries.

***Fair Value of Financial Instruments***

Our other financial instruments include cash and cash equivalents, accounts receivable, marketable securities, accounts payable, deferred revenue, notes payable and certain accrued liabilities. The carrying amounts of these assets and liabilities approximate fair value due to the short maturity of these instruments and, in the case of the notes payable, due to the interest rate and terms approximating those available to us for similar obligations.

The Company uses a three-tier value hierarchy to prioritize the inputs used in measuring fair value of our financial assets and liabilities. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore, requiring an entity to develop its own assumptions.

The following table sets forth the Company's cash and cash equivalents and marketable securities which are measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands).

| | Fair Value Measurements Using | | | Balance at December 31, |
|---|---|---|---|---|
| **(Successor Company)** | Level 1 | Level 2 | Level 3 | 2010 |
| Cash and cash equivalents | $ 21,951 | $ - | $ - | $ 21,951 |
| Total | $ 21,951 | $ - | $ - | $ 21,951 |

| | Fair Value Measurements Using | | | Balance at December 31, |
|---|---|---|---|---|
| **(Predecessor Company)** | Level 1 | Level 2 | Level 3 | 2009 |
| Cash and cash equivalents | $ 8,785 | $ - | $ - | $ 8,785 |
| Available for sale, marketable securities: | | | | - |
| Commercial Paper | 6,495 | - | - | 6,495 |
| Federal agency obligations | 6,375 | - | - | 6,375 |
| State and municipal obligations | - | 26,018 | - | 26,018 |
| Total | $ 21,655 | $ 26,018 | $ - | $ 47,673 |

The following table sets forth the changes in our Level 2 investments for the period indicated as follows (in thousands):

| | 2010 |
|---|---|
| **(Predecessor Company)** | |
| Balance at January 1 | $ 26,018 |
| Sales of state and municipal obligations | (26,018) |
| Balance at April 27 | $ - |
| **(Successor Company)** | |
| Balance at December 31 | $ - |

### *Items Measured at Fair Value on a Nonrecurring Basis*

Certain assets, including our goodwill, are measured at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be impaired. The Company recorded an impairment charge of $1.6 million in the period ended December 31, 2010 to fully impair certain purchased software assets, as discussed in Note H.

### *Inventories*

Inventories are stated at the lower of cost or market (net realizable value). The Company periodically reviews its quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records a charge to cost of revenue for the amount required to reduce the carrying value of inventories to estimated net realizable value. Costs of purchased third-party hardware and software associated with certain (primarily acquired) customer contracts are included as inventories in the Company's consolidated balance sheets and charged to cost of system sales when the Company receives customer acceptance and all other relevant revenue recognition criteria are met. A summary of inventories is as follows:

| *(amounts in thousands)* | (Successor Company) December 31, 2010 | (Predecessor Company) December 31, 2009 |
|---|---|---|
| Raw materials | $ 812 | $ 581 |
| Work-in-process | 58 | 246 |
| Completed systems | 1,443 | 1,133 |
| Total inventories | $ 2,313 | $ 1,960 |

### *Long-lived Assets*

In accordance with FASB ASC 360 — *Property Plant and Equipment* (which includes what was originally issued as SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"), the Company periodically reviews long-lived assets, other than goodwill, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of those assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded carrying value for the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. The Company has reviewed long-lived assets with estimable useful lives and determined that their carrying values as of December 31, 2010 are recoverable in future periods. In the fourth quarter of 2008, the Company recorded a $0.2 million charge related to internal use purchased software that is no longer in use.

### *Goodwill*

Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of businesses acquired. The Company performs an assessment of impairment of goodwill and intangible assets with indefinite lives on an annual basis and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company would record an impairment charge if such an assessment were to indicate that, more likely than not, the fair value of such assets was less than the carrying value. Judgment is required in determining whether an event has occurred that may impair the value of goodwill or identifiable intangible assets. Factors that could indicate that impairment may exist include significant underperformance relative to plan or long-term projections, significant changes in business strategy, significant negative industry or economic trends or a significant decline in our stock price for a sustained period of time.

The first step (defined as "Step 1") of the goodwill impairment test, used to identify potential impairment, compares the fair value of the equity with its carrying amount, including goodwill. If the fair value of the equity exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The Company performed a Step 1 test at its annual testing date of October 1, 2010, and no impairment was identified.

There were certain triggering events that required the Company to perform an interim Step 1 test at December 31, 2008. These triggering events primarily include the duration of the decline of the Company's stock price at a market value below the carrying value of equity from September 30, 2008 through December 31, 2008, and the continued deterioration of the credit markets and the economy in the fourth quarter which negatively impacts our customers access to capital to purchase the Company's products and services.

At December 31, 2008, the Company completed an interim Step 1 test utilizing the market approach. The market approach considered the Company's stock price to calculate the market capitalization of equity to compare to the carrying value of equity. The Company selected a 30 day moving average of the market value of equity to compare to the carrying value. Using the market approach, the carrying value of invested capital exceeded the market value by approximately 47%. The interim Step 1 test resulted in the determination that the carrying value of equity exceeded the fair value of equity, thus requiring the Company to measure the amount of any goodwill impairment by performing the second step of the impairment test.

An income approach was used to corroborate the interim Step 1 test. The discounted cash flow method is used to measure the fair value of our equity under the income approach. Determining the fair value using a discounted cash flow method requires the Company to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. The Company's judgments are based upon historical experience, current market trends, pipeline for future sales, and other information. While the Company believes that the estimates and assumptions underlying the valuation methodology are reasonable, different estimates and assumptions could result in a different outcome. In estimating future cash flows, the Company relies on internally generated projections for a defined time period for sales and operating profits, including capital expenditures, changes in net working capital, and adjustments for non-cash items to arrive at the free cash flow available to invested capital. A terminal value utilizing a constant growth rate of cash flows was used to calculate a terminal value after the explicit projection period. The income approach supported the interim Step 1 test that resulted in the determination that the carrying value of equity exceeded the fair value of equity.

The second step (defined as "Step 2") of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The guidance in FASB ASC 350 — Intangibles — Goodwill and Other (which includes what was originally issued as SFAS 142, "Goodwill and Other Intangible Assets") was used to estimate the implied fair value of goodwill. "If the carrying amount of the Company's goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis."

The implied fair value of goodwill was determined in the same manner as the amount of goodwill recognized in a business combination is determined. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied amount of goodwill. The Company identified several intangible assets that were valued during this process, including technology, customer relationships, trade names, non-compete agreements, and the Company's workforce. The allocation process was performed only for purposes of testing goodwill for impairment. The Step 2 test resulted in the impairment of goodwill in an amount equal to its carrying value of $27.3 million.

In addition, the Company performed sensitivity analysis on certain key assumptions in the Step 2 test including the discount rate, customer retention rates and royalty rates. The net book value of the Company's tangible net assets was approximately 91 percent of the fair value of equity. The Company's tangible net assets were adjusted to reflect the fair value of deferred revenue. In addition, the total tangible and intangible net assets, excluding the assembled workforce, were $68.7 million or 122 percent of the fair value of equity. As a result, the assumptions included in the valuation of intangible assets would need to change significantly to avoid goodwill impairment.

***Software Development Costs***

The Company begins capitalizing software development costs, primarily third-party programmer fees, only after establishing commercial and technological feasibility. Annual amortization of these costs represents the greater of the amount computed using (i) the ratio that current gross revenues for the product(s) bear to the total current and anticipated future gross revenues of the product(s), or (ii) the straight-line method over the remaining estimated economic life of the product(s). Generally, depending on the nature and success of the product, such deferred costs are amortized over a five- to seven-year period. Amortization commences when the product is made commercially available.

The Company evaluates the recoverability of capitalized software based on estimated future gross revenues less the estimated cost of completing the products and of performing maintenance and product support. If gross revenues turn out to be significantly less than the Company's estimates, the net realizable value of capitalized software intended for sale would be impaired.

***Property and Equipment***

Property and equipment are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated economic or useful lives of the applicable assets. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the useful life of the improvements. The cost of maintenance and repairs is charged to expense as incurred.

***Research and Development***

Internally funded research and development costs including direct labor, material, subcontractor expenses and related overheads are expensed as incurred. Internally funded research and development costs were $6.5 million, $6.5 million, $14.6 million, and $8.6 million in the periods ended December 31, 2010 and April 27, 2010 and years ended December 31, 2009 and 2008, respectively.

***Income Taxes***

The Company provides for taxes based on current taxable income, and the future tax consequences of temporary differences between the financial reporting and income tax carrying values of its assets and liabilities (deferred income taxes). At each reporting period, management assesses the realizable value of deferred tax assets based on, among other things, estimates of future taxable income, and adjusts the related valuation allowance as necessary.

In each reporting period the Company assesses each individual tax position to determine if it satisfies some or all of the benefits of each position to be recognized in a company's financial statements. The Company applies a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC No. 740. The first step prescribes a recognition threshold of more-likely-than-not, and the second step is a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order to be recognized in the financial statements.

***Loss Per Share***

The following table sets forth the computation of basic and diluted loss per share ("EPS"):

| | Periods Ended | | Years Ended December 31, | |
|---|---|---|---|---|
| | (Successor Company) December 31, 2010 | (Predecessor Company) April 27, 2010 | (Predecessor Company) 2009 | (Predecessor Company) 2008 |
| *(in thousands, other than per share data)* | | | | |
| Numerator — net loss: | $ (14,799) | $ (12,430) | $ (4,010) | $ (30,071) |
| Denominator: | | | | |
| Basic weighted-average shares outstanding | NM (1) | 37,010 | 35,489 | 38,842 |
| Effect of dilutive securities | NM (1) | - | - | - |
| Diluted weighted-average shares outstanding | NM (1) | 37,010 | 35,489 | 38,842 |
| Loss per share — basic | NM (1) | $ (0.34) | $ (0.11) | $ (0.77) |
| Loss per share — diluted | NM (1) | $ (0.34) | $ (0.11) | $ (0.77) |

(1) Not meaningful

Stock options under the treasury method of zero, zero, 1.1 million, and 4.3 million shares were excluded from the diluted calculation for the periods ended December 31, 2010 and April 27, 2010 and the fiscal years ended December 31, 2009 and 2008, respectively, because their effect would be antidilutive.

As a result of the acquisition by Merge on April 28, 2010, all existing shares of AMICAS were cancelled and 100 new shares were issued to Merge. Due to the small number of shares and the fact that Merge has sole ownership of such shares, the weighted-average shares outstanding and loss per share calculations are not meaningful.

***Comprehensive Loss***

Comprehensive loss is a measure of all changes in equity of an enterprise that results from recognized transactions and other economic events of a period other than transactions with owners in their capacity as owners. Comprehensive loss for the twelve months ended December 31, 2010 and December 31, 2009 consists of net loss, net unrealized gains on marketable securities and foreign currency translation adjustment. The components of accumulated other comprehensive loss are as follows:

| *(amounts in thousands)* | As of December 31, (Successor Company) 2010 | As of December 31, (Predecessor Company) 2009 |
|---|---|---|
| Loss on marketable securities | $ - | $ (31) |
| Foreign currency gain | - | 6 |
| Accumulated other comprehensive loss | $ - | $ (25) |

### *Share Based Payment*

The Company follows the guidance in FASB ASC 718 — *Compensation* (originally issued as SFAS 123(R), "Share Based Payment"). Under the fair value recognition provisions of this guidance, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period which is generally the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected dividends, the term of related options, share price volatility and the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be materially impacted. See Note M for additional information related to share-based payments.

## D. Recent Accounting Pronouncements

The Company describes below recent pronouncements that have had or may have a significant effect on the financial statements or have an effect on disclosures. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or related disclosures.

In October 2009, the FASB issued ASC Update No. 2009-13, *Multiple-Deliverable Revenue Arrangements* (Update No. 2009-13). Update No. 2009-13, amends existing revenue recognition accounting pronouncements that are currently within the scope of FASB ASC Subtopic No. 605-25, *Multiple Element Arrangements.* Under the new guidance, when VSOE or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. This new approach is effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Company does not believe that adoption of this standard will have a material effect on its financial condition or results of operations.

In October 2009, the FASB issued ASC Update No. 2009-14, *Certain Arrangements That Contain Software Elements* (Update No. 2009-14). Update No. 2009-14 amends the scope of ASC Subtopic No. 985-605, *Revenue Recognition,* to exclude tangible products that include software and non-software components that function together to deliver the product's essential functionality. This Update shall be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier application is permitted as of the beginning of a company's fiscal year provided the company has not previously issued financial statements for any period within that year. An entity shall not elect early application of Update No. 2009-14 unless it also elects early application of Update No. 2009-13. The Company does not believe that adoption of this standard will have a material effect on its financial condition or results of operations.

In January 2010, the FASB issued ASC Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (Update No. 2010-06). Update No. 2010-06 amends certain disclosure requirements of Subtopic 820-10, and provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This Update also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. Update No. 2010-06 is effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. That requirement is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. This Update does not require disclosures for earlier periods presented for comparative purposes at initial adoption. Since this Update only required additional disclosures, it did not have an impact on our financial position or results of operations.

In February 2010, the FASB issued ASC Update No. 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements (Update No. 2010-09). This Update requires SEC registrants to evaluate subsequent events through the date that the financial statements are issued and removes the requirement to disclose the date through which management evaluated subsequent events. This guidance was effective immediately upon issuance.

In December 2010, the FASB issued ASC Update 2010-29, Business Combinations (Topic 805) - Disclosure of Supplementary Pro Forma Information for Business Combinations (Update No. 2010-29). This Update requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. This Update affects any public entity that enters into business combinations that are material on an individual or aggregate basis and is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. Adoption of this Update will affect our disclosures of material business combinations in future periods.

**E. Acquisitions**

On April 2, 2009, the Company completed the acquisition of Emageon, Inc. As a result of the acquisition the Company's combined solution suite will include radiology PACS, cardiology PACS, radiology information systems, cardiology information systems, revenue cycle management systems, referring physician tools, business intelligence tools, and electronic medical record-enabling enterprise content management capabilities.

The goodwill of $1.2 million arising from the acquisition consists largely of synergies, the trained and assembled workforce, and economies of scale from combining the operations of Emageon and AMICAS. None of the goodwill will be deductible for tax purposes.

The consolidated statement of operations for the December 31, 2009 includes the operating results of Emageon from the date of acquisition. These results include $36.9 million of revenues for the period April 2, 2009 through December 31, 2009.

The fair value of consideration transferred as of the acquisition date was $39.0 million which was paid in cash. The following table summarizes the amounts of the assets acquired and liabilities assumed recognized at April 2, 2009, the acquisition date:

| **Identifiable Assets Acquired and Liabilities Assumed** | **Amount** |
|---|---|
| | *(in thousands)* |
| Cash | $ 18,345 |
| Accounts receivable | 11,870 |
| Inventories | 2,005 |
| Prepaid expenses and other current assets | 4,214 |
| Land | 800 |
| Building and improvements | 4,260 |
| Machinery and equipment | 4,930 |
| Restricted cash and other non-current assets | 1,812 |
| Identifiable intangible assets | 10,000 |
| Deferred revenue liability | (10,070) |
| Accounts payable | (7,963) |
| Accrued payroll and related costs | (2,098) |
| Other long-term liabilities | (275) |
| Goodwill | 1,213 |
| Total consideration | $ 39,043 |

*Pro Forma Financial Results (unaudited)*

The following table presents unaudited pro forma condensed consolidated financial results from operations as if the acquisition described above had been completed at the beginning of each period presented:

| *(amounts in thousands, other than per share info)* | Years Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Pro forma revenue | $ 106.169 | $ 119.681 |
| Pro forma net income (loss) | 2.366 | (36.360) |
| **Pro forma net income (loss) per share** | | |
| Basic: | $ 0.07 | $ (0.94) |
| Diluted: | $ 0.06 | $ (0.94) |
| **Weighted average number of shares outstanding** | | |
| Basic: | 35.489 | 38.842 |
| Diluted: | 36.588 | 38.842 |

These unaudited pro forma condensed consolidated financial results have been prepared for comparative purposes only and include certain adjustments, such as the adjustment of depreciation and amortization as if the acquisition occurred at the beginning of the fiscal year, the elimination of strategic alternatives expenses related to the acquisition of Emageon and the reduction of interest income to reflect the use of cash as if the acquisition occurred at the beginning of the period. They have not been adjusted for the effect of costs or synergies that would have been expected to result from the integration of the Company and Emageon or for costs that are not expected to recur as a result of the acquisition. The pro forma information does not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred at the beginning of each period presented, or of future results of the consolidated entities.

*Other Acquisition*

The Company (Successor) completed another acquisition in 2010 for cash consideration of $4.0 million, of which $0.8 million was held back. As a result of this acquisition, the Company recorded intangible assets subject to amortization of $1.2 million and goodwill of $3.8 million, all of which is expected to be deductible for tax purposes. Pro forma results of operations for this acquisition have not been presented because the effects of the acquisition were not material to the Company's financial results.

**F. Marketable Securities**

Marketable securities include available-for-sale investments that may be sold in the current period or used in current operations. Investments in U.S. government and municipal obligations are classified as available-for-sale and are reported at fair value with unrealized gains and losses reported as other comprehensive income. As a result of the sale of the available-for-sale securities in January 2010, a loss of $13,000 was realized.

As of December 31, 2010, there were no marketable securities outstanding. As of December 31, 2009, marketable securities consisted of the following:

| | December 31, 2009 | | | |
|---|---|---|---|---|
| *(amounts in thousands)* | Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| Available for sale, marketable securities: | | | | |
| State and municipal obligations | $ 26.019 | $ 34 | $ (35) | $ 26,018 |
| Federal agency obligations | 6.404 | 13 | (42) | 6.375 |
| Commercial Paper | 6.499 | - | (4) | 6,495 |
| **Total** | $ 38.922 | $ 47 | $ (81) | $ 38.888 |

The contractual maturities of our available-for-sale state and municipal obligation are as follows:

| | December 31, | |
|---|---|---|
| | (Successor Company) | (Predecessor Company) |
| *(amounts in thousands)* | 2010 | 2009 |
| Due within one year | $ - | $ 14,369 |
| Due between one to five years | - | 8,889 |
| Due between five to ten years | - | 900 |
| Due after 10 years | - | 14,730 |
| Total | $ - | $ 38,888 |

## G. Property and Equipment

Major classes of property and equipment consist of the following:

| | December 31, | |
|---|---|---|
| | (Successor Company) 2010 | (Predecessor Company) 2009 |
| *(amounts in thousands)* | | |
| Land | $ - | $ 800 |
| Building | - | 4,260 |
| Equipment, primarily computers, and software | 3,160 | 8,424 |
| Equipment under capital lease obligations | - | 563 |
| Furniture and other | 939 | 1,663 |
| | 4,099 | 15,710 |
| Less accumulated depreciation and amortization | 1,290 | 7,592 |
| | $ 2,809 | $ 8,118 |

Depreciation and amortization expense of these assets totaled $1.3 million, $1.0 million, $2.6 million, and $0.7 million for the periods ended December 31, 2010 and April 27, 2010 and years ended December 31, 2009 and 2008, respectively.

The Company entered into a sale-leaseback transaction for the Hartland facility on November 10, 2010, as allowed under the terms of the Notes. The Company received $6.1 million in proceeds from the sale and recorded a gain on the sale of $0.2 million, which is being deferred and amortized into rent expense over the 15 year term of the lease.

## H. Goodwill, Acquired or Developed Software and Other Intangible Assets

Major classes of intangible assets consist of the following:

| | | December 31, | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2010 (Successor Company) | | | 2009 (Predecessor Company) | | |
| | Estimated Remaining Life (Years) | Gross Carrying Amount | Accumulated Amortization | Net Carrying Value | Gross Carrying Amount | Accumulated Amortization | Net Carrying Value |
| | | (amounts in thousands) | | | | | |
| Goodwill | indefinite | $ 134,147 | $ - | $ 134,147 | $ 1,213 | $ - | $ 1,213 |
| Acquired software | 7.3 | $ 18,130 | $ (1,481) | $ 16,649 | $ 21,002 | $ (13,017) | $ 7,985 |
| Trademarks | | $ - | $ - | $ - | $ 1,900 | $ (771) | $ 1,129 |
| Trade names | 11.2 | 3,730 | (204) | 3,526 | 400 | (38) | 362 |
| Customer related assets | 9.0 | 30,900 | (1,480) | 29,420 | 4,100 | (342) | 3,758 |
| Backlog | 4.0 | 8,110 | (2,245) | 5,865 | - | - | - |
| Non-compete agreements | 6.3 | 3,100 | (295) | 2,805 | 500 | (41) | 459 |
| | | $ 45,840 | $ (4,224) | $ 41,616 | $ 6,900 | $ (1,192) | $ 5,708 |

Goodwill is our primary intangible asset not subject to amortization. The changes in carrying amount in the periods ended December 31, 2010 and April 27, 2010, and the year ended 2009 are as follows:

| *(amounts in thousands)* | Total |
|---|---|
| **(Predecessor Company)** | |
| Balance at January 1, 2009 | $ - |
| Goodwill due to Emageon acquisition | 1,213 |
| Balance at December 31, 2009 | 1,213 |
| Balance at April 27, 2010 | $ 1,213 |
| **(Successor Company)** | |
| Balance at April 28, 2010 | $ - |
| Goodwill due to AMICAS acquisition | 130,384 |
| Goodwill due to other acquisition | 3,763 |
| Balance at December 31, 2010 | $ 134,147 |

As a result of decisions related to overlapping products, the Company recorded a $1.6 million expense in the second quarter of 2010 to fully impair certain purchased software assets related to products from which it expects no future benefit.

Amortization expense of the identifiable intangible assets totaled $5.7 million, $1.2 million, $1.8 million, and $2.6 million for the periods ended December 31, 2010 and April 27, 2010 and the years ended December 31, 2009 and 2008, respectively. Amortization of acquired software and backlog is recognized in the accompanying statements of operations as a cost of sale. Amortization of trade names, customer related assets and non-compete agreements is included in depreciation and amortization within operating expenses.

The future estimated amortization expense of the identifiable intangible assets is as follows:

| *(amounts in thousands)* | 2011 | 2012 | 2013 | 2014 | 2015 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Acquired software | $ 2,288 | $ 2,289 | $ 2,288 | $ 2,289 | $ 2,288 | $ 5,207 | $ 16,649 |
| Trade names | 326 | 326 | 326 | 326 | 322 | 1,900 | 3,526 |
| Customer related assets | 3,773 | 5,012 | 4,919 | 4,211 | 3,448 | 8,057 | 29,420 |
| Backlog | 3,745 | 1,334 | 554 | 232 | - | - | 5,865 |
| Non-compete agreements | 443 | 443 | 443 | 443 | 443 | 590 | 2,805 |
| | $ 10,575 | $ 9,404 | $ 8,530 | $ 7,501 | $ 6,501 | $ 15,754 | $ 58,265 |

## I. Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

| | December 31, | |
|---|---|---|
| | (Successor Company) | (Predecessor Company) |
| *(amounts in thousands)* | 2010 | 2009 |
| Accounts payable | $ 6,859 | $ 3,344 |
| Accrued expenses | 7,834 | 5,258 |
| Taxes payable | 978 | 697 |
| Total accounts payable and accrued expenses | $ 15,671 | $ 9,299 |

## J. Debt and Operating Leases

Merge Healthcare issued $200.0 million of Notes in order to finance the acquisition of AMICAS. The Notes were issued at 97.266% of the principal amount, bear interest at 11.75% of principal (payable on May 1st and November 1st of each year) and will mature on May 1, 2015. The Notes were offered in a private placement pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. In connection with the Notes, the Company incurred issuance costs of $9.0 million (which are recorded in other assets on the condensed consolidated balance sheet as of December 31, 2010). These issuance costs are recorded as a long-term asset and amortized over the life of the Notes using the effective interest method. On November 1, 2010, the Company made the first interest payment totaling $11.9 million.

At any time on or prior to May 1, 2013, the Company may redeem any of the Notes at a price equal to 100% of the principal amount thereof plus an applicable "make-whole" premium plus accrued and unpaid interest, if any, to the redemption date. At any time and from time to time during the twelve month period commencing May 1, 2013, the Company may redeem the Notes, in whole or in part, at a redemption price equal to 105.875% of the principal amount thereof and accrued and unpaid interest, if any, to the redemption date. At any time and from time to time after May 1, 2014, the Company may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof and accrued and unpaid interest, if any, to the redemption date. In addition, prior to May 1, 2013, the Company may redeem up to 35% of the Notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, using proceeds from permitted sales of certain kinds of our capital stock. Upon the occurrence of a change of control or the sale of substantially all of its assets, the Company may be required to repurchase some or all of the Notes. The obligations under the Notes are fully and unconditionally guaranteed, jointly and severally, on a senior, secured basis by all of Merge's current and future domestic restricted subsidiaries. The Notes and guarantees are secured by a first-priority lien on certain collateral which comprises substantially all of the Company's and the other guarantors' tangible and intangible assets, subject to certain exceptions.

In addition, the Notes contain certain covenants with varying restriction levels, which may limit the ability of Merge or the Company to:

- Incur additional indebtedness or issue preferred stock;
- Pay dividends or make distributions with respect to capital stock;
- Make investments or certain other restricted payments;
- Pay dividends or enter into other payment restrictions affecting certain subsidiaries;
- Engage in certain sale-leaseback transactions;

- Enter into transactions with stockholders or affiliates;
- Guarantee debt;
- Sell assets;
- Create liens;
- Issue or sell stock of certain subsidiaries; and
- Merge or consolidate.

The Company has non-cancelable operating leases at various locations. The Company's significant operating leases are all facility leases as set forth in the following table:

| Location | Square Footage | Annual Lease Payments (in thousands) | End of Term |
|---|---|---|---|
| Hartland, Wisconsin | 81,000 | $ 669 | November 2025 |
| Daytona Beach, Florida | 36,000 | 319 | April 2012 |

As allowed under the terms of the Note agreement, the Company entered into a sale-leaseback transaction on November 10, 2010 in which it sold the Hartland facility for $6.1 million and entered into an operating lease with a term of 15 years.

Certain office leases provide for contingent payments based on building operating expenses. Rental expenses for the periods ended December 31, 2010 and April 27, 2010 and the years ended December 31, 2009 and 2008 totaled $0.6 million, $0.4 million, $2.3 million, and $1.3 million, respectively.

The table below shows the future minimum lease payments due under non-cancellable leases as of December 31, 2010 (in thousands):

| | |
|---|---|
| 2011 | $ 2,385 |
| 2012 | 2,210 |
| 2013 | 887 |
| 2014 | 669 |
| 2015 | 669 |
| Thereafter | 6,633 |
| Total minimum lease payments | $ 13,453 |

The above obligations include lease payments related to facilities that the Company has either ceased to use or abandoned as of December 31, 2010. For those facilities abandoned subsequent to the acquisition by Merge, the related obligations have been recorded as a restructuring accrual in accounts payable and accrued expenses. For those facilities which were abandoned prior to the acquisition by Merge, the related short-term obligations are recorded in leases payable and the long-term obligations are recorded in other long term liabilities in the Company's consolidated balance sheet as of December 31, 2010.

The Company generally includes intellectual property indemnification provisions in its software license agreements. Pursuant to these provisions, the Company holds harmless and agrees to defend the indemnified party, generally its business partners and customers, in connection with certain patent, copyright, trademark and trade secret infringement claims by third parties with respect to the Company's products. The term of the indemnification provisions varies and may be perpetual. In the event an infringement claim against the Company or an indemnified party is made, generally the Company, in its sole discretion, agrees to do one of the following: (i) procure for the indemnified party the right to continue use of the software, (ii) provide a modification to the software so that its use becomes noninfringing; (iii) replace the software with software which is substantially similar in functionality and performance; or (iv) refund all or the residual value of the software license fees paid by the indemnified party for the infringing software. The Company believes the estimated fair value of these intellectual property indemnification agreements is minimal. The Company has no liabilities recorded for these agreements as of December 31, 2010.

## K. Commitments and Contingencies

In January 2010, a purported stockholder class action complaint was filed in the Superior Court of Suffolk County, Massachusetts in connection with AMICAS' proposed acquisition by Thoma Bravo, LLC (the "Thoma Bravo Merger"). A second similar action was filed in the same court in February 2010 and consolidated with the first action. In March 2010, because AMICAS had terminated the Thoma Bravo Merger and agreed to be acquired by Merge, the court dismissed the plaintiffs' claims as moot. Subsequently, counsel to the plaintiffs filed an application for approximately $5,000 of attorneys' fees for its work on this case, which fee petition AMICAS opposed. The Company retained litigation counsel to defend against the fee petition. On December 23, 2010, the court awarded plaintiffs approximately $3,200 in attorneys' fees and costs. AMICAS has filed a notice of appeal from this judgment, and the plaintiffs have cross-appealed. The Company previously tendered the defense in this matter to its appropriate insurers, who have provided coverage against the claims asserted against AMICAS. After receipt of the court's attorneys' fee award decision, the applicable insurer denied policy coverage for approximately $2,500 of the fee award. The Company does not believe that the insurer's denial has merit and has retained counsel to contest it. The Company will vigorously assert all of its rights under the applicable insurance policies, which the Company believes cover the claims and expenses incurred by AMICAS or Merge in connection with the fee award. However, an adverse outcome could negatively impact the Company's financial condition.

In addition to the matters discussed above, the Company is, from time to time, parties to legal proceedings, lawsuits and other claims incident to our business activities. Such matters may include, among other things, assertions of contract breach or intellectual property infringement, claims for indemnity arising in the course of the Company's business and claims by persons whose employment has been terminated. Such matters are subject to many uncertainties and outcomes are not predictable. The Company is unable to estimate the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance or recoverable from third parties, or the financial impact with respect to these matters as of the date of this report.

*Guarantees*

The Company has identified the guarantee described below as required to be disclosed in accordance with FASB ASC 460 — *Guarantees* (originally issued as FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34").

During the second quarter of 2009, in connection with the financing arrangement of a customer, the Company provided a guarantee to the lender on behalf of the customer. The Company has recorded a liability as deferred revenue for this guarantee which represented approximately $0.8 million and $1.0 million at December 31, 2010 and 2009, respectively. Revenue is recognized as the guarantee is reduced. In the periods ended December 31, 2010 and April 27, 2010, $0.1 million and $0.1 million, respectively, were recognized as revenue.

**L. Restructuring and Related Costs**

The Company incurred restructuring charges of $3.1 million, zero, $3.8 million, and zero in the periods ended December 31, 2010 and April 27, 2010 and years ended December 31, 2009 and 2008, respectively. These charges were recorded in restructuring severance and impairment charges in our statements of operations.

*Second Quarter 2009 Initiative*

During the second quarter of 2009, subsequent to the acquisition of Emageon, the Company initiated actions to consolidate the facilities, reduce personnel expenses and dispose of excess assets including leasehold improvements in certain facilities. In 2009, the Company recognized restructuring related charges of $3.8 million, consisting of $2.3 million in severance and related employee termination costs, $0.6 million in disposal of leasehold improvements, furniture and equipment, and $0.9 million in contract exit costs, primarily consisting of future lease payment on the Company's Birmingham, Alabama leased office, which the Company vacated during the second quarter of 2009.

*Second Quarter 2010 Initiative*

On April 29, 2010, the Company committed to a restructuring initiative to materially reduce our workforce and exit certain facilities. This action was taken concurrent with Merge's acquisition of AMICAS based upon its assessment of ongoing personnel needs. In the third quarter of 2010, the Company exited the Brighton, Massachusetts facility as part of the plan for this initiative. In 2010, the Company recognized restructuring related charges of $3.1 million, consisting of $1.5 million in severance and related employee termination costs, $0.3 million in relocation costs, and $1.3 million in contract exit costs, primarily consisting of future lease payments on the Company's Brighton, Massachusetts leased office, which the Company vacated during the third quarter of 2010.

The following table shows the restructuring activity for the periods ended December 31, 2010 and April 27, 2010 and year ended December 31, 2009:

| (amounts in thousands) | Severance | Facilities | Relocation | Total |
|---|---|---|---|---|
| | | *Second Quarter 2009 Initiative* | | |
| **(Predecessor Company)** | | | | |
| Balance at December 31, 2008 | $ - | $ - | $ - | $ - |
| Charges to expense | 902 | 951 | - | 1,853 |
| Payments | (606) | (440) | - | (1,046) |
| Reversed | (86) | - | - | (86) |
| Balance at December 31, 2009 | 210 | 511 | - | 721 |
| Charges to expense | - | - | - | - |
| Payments | (180) | (158) | - | (338) |
| Reversed | - | - | - | - |
| Balance at April 27, 2010 | 30 | 353 | - | 383 |
| **(Successor Company)** | | | | |
| Charges to expense | - | - | - | - |
| Payments | (30) | (353) | - | (383) |
| Reversed | - | - | - | - |
| Balance at December 31, 2010 | $ - | $ - | $ - | $ - |

| (amounts in thousands) | Severance | Facilities | Relocation | Total |
|---|---|---|---|---|
| **(Predecessor Company)** | | *Second Quarter 2010 Initiative* | | |
| Balance at April 27, 2010 | $ - | $ - | $ - | $ - |
| **(Successor Company)** | | | | |
| Charges to expense | 1,517 | 1,339 | 240 | 3,096 |
| Payments | (1,293) | (198) | (198) | (1,689) |
| Reversed | - | - | - | - |
| Balance at December 31, 2010 | $ 224 | $ 1,141 | $ 42 | $ 1,407 |

| (amounts in thousands) | Severance | Facilities | Relocation | Total |
|---|---|---|---|---|
| **(Predecessor Company)** | | *Total Initiatives* | | |
| Balance at December 31, 2008 | $ - | $ - | $ - | $ - |
| Charges to expense | 902 | 951 | - | 1,853 |
| Payments | (606) | (440) | - | (1,046) |
| Reversed | (86) | - | - | (86) |
| Balance at December 31, 2009 | 210 | 511 | - | 721 |
| Charges to expense | - | - | - | - |
| Payments | (180) | (158) | - | (338) |
| Reversed | - | - | - | - |
| Balance at April 27, 2010 | 30 | 353 | - | 383 |
| **(Successor Company)** | | | | |
| Charges to expense | 1,517 | 1,339 | 240 | 3,096 |
| Payments | (1,323) | (551) | (198) | (2,072) |
| Reversed | - | - | - | - |
| Balance at December 31, 2010 | $ 224 | $ 1,141 | $ 42 | $ 1,407 |

## M. Stockholders' Equity

As a result of the acquisition by Merge on April 28, 2010, all existing shares of AMICAS common stock were cancelled and 100 new shares were issued to Merge. Stockholders' equity as of April 28, 2010 includes an investment by Merge of $38.4 million, which represents the difference between total acquisition consideration paid by Merge of $223.9 million less $185.5 million in proceeds from the issuance of the Notes, net of discount and debt issuance costs.

*Employee Savings Plans*

The Company maintains an employee savings plan that qualifies as a cash or deferred salary arrangement under Section 401(k) of the Internal Revenue Code. The Company may make matching and/or profit-sharing contributions to the plan at its sole discretion. In the periods ended December 31, 2010 and April 27, 2010 and years ended December 31, 2009 and 2008, the Company authorized matching contributions of $0.4 million, $0.2 million, $0.7 million, and $0.6 million, respectively, to the plan, representing two-thirds of each participant's contribution, not to exceed 4% of pre-tax compensation. The matching contributions were paid in cash. Employees become fully vested with respect to Company contributions after two years of service. Participating employees may now defer up to 80% of their pre-tax compensation but not more than $16,500 per calendar year plus any applicable catch up limits.

*Employee Stock Purchase Plan*

The Company's 2007 Employee Stock Purchase Plan (the "ESPP"), as approved by the Company's shareholders in June 2007, permits eligible employees to purchase the Company's common stock at a discounted price through periodic payroll deductions of up to 15% of their cash compensation. Generally, each offering period will have a maximum duration of six months and shares of common stock will be purchased for each participant at the conclusion of each offering period. The price at which the common stock is purchased under the ESPP is equal to 85% of the lower of (i) the closing price of the common stock on the first business day of the offering period, or (ii) the closing price on the last business day of the offering period. In February 2009, the Company issued 84,470 shares for the offering period ended January 2009. In August 2009, the Company issued 56,810 shares related to the offering period ended July 2009. In February 2010, the Company issued 75,899 shares for the offering period ended January 2010. The ESPP has been suspended, effective with the end of the offering period that ended January 31, 2010.

*Stock Option Plans*

As a result of the acquisition by Merge, all in-the-money stock options were paid in cash and the shares were cancelled. Total cash paid by the Company for the in-the-money options was $22.3 million.

*Share-Based Payment*

Stock based compensation is accounted for in accordance with the provisions of FASB ASC 718 — *Stock Compensation.* ASC 718 requires the recognition of the fair value of stock-based compensation as an expense in the calculation of net income. The Company recognizes stock-based compensation expense ratably over the vesting period of the individual equity instruments. The fair value of stock awards is estimated using the Black-Scholes option valuation method.

The Company recorded the following amounts of stock-based compensation expense in its consolidated statements of operations for the periods and years ended December 31, 2010, April 27, 2010, December 31, 2009 and December 31, 2008:

| | Periods Ended | | Years Ended December 31, | |
|---|---|---|---|---|
| *(amounts in thousands)* | (Successor Company) December 31, 2010 | (Predecessor Company) April 27, 2010 | (Predecessor Company) 2009 | (Predecessor Company) 2008 |
| Share-based compensation expense included in the statement of operations: | | | | |
| Cost of revenues, maintenance and service | $ - | $ 133 | $ 298 | $ 138 |
| Research and development | - | 232 | 466 | 413 |
| Selling, general and administrative | 111 | 1,058 | 1,274 | 973 |
| Total | $ 111 | $ 1,423 | $ 2,038 | $ 1,524 |

In the period ended April 27, 2010 and years ended December 31, 2009 and December 31, 2008 the Company used the following assumptions in the Black-Scholes valuation model:

| | (Successor Company) Period Ended December 31, 2010 | (Predecessor Company) Period Ended April 27, 2010 | | (Predecessor Company) Year Ended December 31, 2009 | | (Predecessor Company) Year Ended December 31, 2008 | |
|---|---|---|---|---|---|---|---|
| | Merge Stock Option Plan | Stock Option Plan | Employee Stock Purchase Plan | Stock Option Plan | Employee Stock Purchase Plan | Stock Option Plan | Employee Stock Purchase Plan |
| Average risk-free interest rate | 0.81% - 2.13% | 1.77% | 0.28% | 2.03% | 0.28% | 2.19% | 1.88% |
| Expected dividend yield | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| Expected stock price volatility | 100.00% | 51.0% - 51.8% | 72.2% | 51.0% - 55.5% | 72.2% | 43.6% - 51.4% | 47.9% |
| Weighted-average expected life (in years) | 4.0 | 5.4 | 0.5 | 5.3 | 0.5 | 5.9 | 0.5 |
| Weighted-average fair value | $1.75 | $1.10 | $1.17 | $1.02 | $1.17 | $0.96 | $0.91 |

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on the historical volatility of the Company's common stock over a period which reflects the Company's expectations of future volatility. The risk-free interest rate is derived from U.S. Treasury rates during the period, which approximate the rate in effect at the time of the grant. The expected life calculation is based on the observed and expected time to post-vesting exercise and forfeitures of options by the Company's employees. The assumptions for the period ended December 31, 2010 are those used by Merge, since stock-based compensation expense in this period related to options granted under Merge's plan to AMICAS employees.

Based on historical experience of option pre-vesting cancellations, the Company assumed an annualized forfeiture rate of 7.0%, and 5.3% for its options December 31, 2009 and December 31, 2008, respectively.

AMICAS, INC. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

A summary of stock option activity and related information for the periods ended December 31, 2010 and April 27, 2010 and the years ended December 31, 2009 and 2008 are as follows:

| *(shares in thousands)* | Shares Available for Grant | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (Years) | Aggregate Instrinsic Value (1) |
|---|---|---|---|---|---|
| **(Predecessor Company)** | | | | | |
| Outstanding at December 31, 2007 | 6,058 | 7,047 | $ 3.28 | 5.03 | $ 1,519 |
| Granted | | 2,410 | 2.06 | | |
| Exercised | | (17) | 1.78 | | 18 |
| Forfeited | | (1,131) | 3.61 | | |
| Outstanding at December 31, 2008 | 3,720 | 8,309 | $ 2.88 | 5.65 | $ 241 |
| Granted | | 1,422 | 2.12 | | |
| Exercised | | (1,059) | 2.08 | | 801 |
| Forfeited | | (780) | 6.09 | | |
| Outstanding at December 31, 2009 | 3,077 | 7,892 | $ 2.57 | 6.14 | $ 22,704 |
| Granted | | - | - | | |
| Exercised | | - | - | | |
| Forfeited | | (7,892) | $ 2.57 | | |
| Outstanding at April 27, 2010 | - | - | $ - | - | $ - |
| **(Successor Company)** | | | | | |
| Granted | | 548 | $ - | | |
| Exercised | | - | - | | |
| Forfeited | | (100) | - | | |
| Outstanding at December 31, 2010 | - | 448 | $ - | 5.35 | $ 542 |
| **(Predecessor Company)** | | | | | |
| Options exercisable at December 31, 2008 | | 5,161 | $ 3.20 | 3.77 | $ 80 |
| Options exercisable at December 31, 2009 | | 4,857 | $ 2.77 | 4.84 | $ 13,010 |
| Options exercisable at April 27, 2010 | | - | $ - | - | $ - |
| **(Successor Company)** | | | | | |
| Options exercisable at December 31, 2010 | | - | $ - | - | $ - |

(1) The aggregate intrinsic value on this table was calculated based on the positive difference between the closing market value of the Company's common stock on the dates indicated and the exercise price of the underlying options.

In the period ended April 27, 2010, the Company received $0.2 million from employees upon exercise of options and ESPP. There were no tax benefits recognized related to the exercise of options. In accordance with Company policy, the shares were issued from a pool of shares reserved for issuance under the plan.

At December 31, 2010, there was $617 of unrecognized compensation cost related to stock option share-based payments. The Company expects this compensation cost will be recognized over a weighted-average period of 3.4 years.

*Restricted Stock*

A summary of the Company's restricted stock activity and related information for the periods ended December 31, 2010 and April 27, 2010 and years ended December 31, 2009 and 2008 is as follows:

| | Shares of Restricted Stock | Weighted Average Grant Date Fair Value |
|---|---|---|
| **(Predecessor Company)** | | |
| Restricted at December 31, 2007 | 25,985 | $ 3.23 |
| Granted | 36,269 | 2.79 |
| Unrestricted | (25,985) | 3.23 |
| Restricted at December 31, 2008 | 36,269 | 2.79 |
| Granted | 60,690 | 2.62 |
| Unrestricted | (36,269) | 2.79 |
| Restricted at December 31, 2009 | 60,690 | 2.62 |
| Granted | - | - |
| Unrestricted | - | - |
| Cancelled | (60,690) | 2.62 |
| Restricted at April 27, 2010 | - | - |
| **(Successor Company)** | | |
| Granted | - | - |
| Unrestricted | - | - |
| Restricted at December 31, 2010 | - | $ - |

As a result of the acquisition, all remaining outstanding restricted shares were cancelled and holders were paid cash of $6.05 per share.

## N. Income Taxes

The components of the income tax provision are as follows:

| | Periods Ended | | Years Ended December 31, | |
|---|---|---|---|---|
| *(amounts in thousands)* | (Successor Company) December 31, 2010 | (Predecessor Company) April 27, 2010 | (Predecessor Company) 2009 | (Predecessor Company) 2008 |
| Income tax (benefit) provision | | | | |
| Current federal | $ (34) | $ - | $ (362) | $ - |
| Current state | 245 | 46 | (1,208) | 158 |
| Total current (benefit) provision | 211 | 46 | (1,570) | 158 |
| Deferred federal | - | - | 820 | (1,907) |
| Deferred state | - | - | 197 | (525) |
| Valuation allowance | - | - | (1,017) | 2,432 |
| Total deferred (benefit) provision | - | - | - | - |
| Total provision (credit) for income taxes | $ 211 | $ 46 | $ (1,570) | $ 158 |

The provision (credit) for income taxes attributable to income (loss) from continuing operations differs from the computed expense by applying the U.S. federal income tax rate of 35% to pre-tax income (loss) from continuing operations as a result of the following:

| | Periods Ended | | Years Ended December 31, | |
|---|---|---|---|---|
| | (Successor Company) December 31, 2010 | (Predecessor Company) April 27, 2010 | (Predecessor Company) 2009 | (Predecessor Company) 2008 |
| *(amounts in thousands)* | | | | |
| Benefit computed at statutory rates | $ (3,727) | $ (4,351) | $ (2,013) | $ (10,469) |
| States taxes, net of federal benefit | 926 | 30 | 226 | (239) |
| Permanent differences including nondeductible acquisition costs | 13 | 2,953 | 947 | 374 |
| Goodwill impairment | - | - | - | 8,035 |
| Nondeductible interest | 6,022 | - | - | - |
| Reversal of ASC 740 (FIN 48) reserves | - | - | (1,382) | - |
| AMT refund, net of current payable | (34) | - | (362) | - |
| Change in valuation allowances and other | (2,989) | 1,414 | 1,014 | 2,457 |
| Actual income tax benefit | $ 211 | $ 46 | $ (1,570) | $ 158 |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Significant components of deferred income tax assets and liabilities are as follows:

| | December 31, | |
|---|---|---|
| *(amounts in thousands)* | (Successor Company) 2010 | (Predecessor Company) 2009 |
| Deferred income tax assets: | | |
| Allowance for doubtful accounts | $ 214 | $ 285 |
| Goodwill amortization | - | 4,789 |
| Accrued expenses | 1,105 | 755 |
| Deferred revenue | - | 489 |
| Net operating loss carry forwards | 46,997 | 38,296 |
| Credit carry forwards | 3,206 | 3,533 |
| Share-based payment | 49 | 1,602 |
| Difference between book and tax bases of property and equipment | 915 | 1,305 |
| Other | 642 | 1,134 |
| | 53,128 | 52,188 |
| Less: Valuation allowance | (28,166) | (50,386) |
| | 24,962 | 1,802 |
| Deferred income tax liabilities: | | |
| Acquired/developed software | 4,459 | 1,364 |
| Deferred revenue | 3,673 | - |
| Intangible assets | 16,830 | 438 |
| | 24,962 | 1,802 |
| Net deferred income tax asset | $ - | $ - |

As of December 31, 2010, the Company has US. federal, state and foreign net operating loss carryforwards of approximately $152.7 million, $118.3 million and $5.2 million, respectively, which will expire at various dates through 2030. As of December 31, 2010, the Company has U.S. federal and foreign tax credit carryforwards of $1.9 million and $0.4 million, respectively, which will expire at various dates through 2022. The Company also has $0.9 million of alternative minimum tax credit carryforwards with an indefinite life.

Management has assessed the recovery of the Company's net deferred tax assets of $28.2 million and as a result of this assessment, recorded a full valuation allowance as of December 31, 2010. Management's assessment is based upon cumulative losses in recent years, significant unutilized net operating loss and credit carryforwards, limited carryback opportunities and uncertain future operating profitability. Management has also considered the effect of U.S. Internal Revenue Code (the "Code") Section 382 on its ability to utilize its net operating loss and credit carryforwards. Section 382 imposes limits on the amount of tax attributes that can be utilized where there has been an ownership change as defined under the Code. A substantial portion of the Company's net operating loss and credit carryforwards are attributable to acquired entities that will be subject to the ownership change limitations of Section 382. Based upon this analysis, a full valuation allowance has been recorded against the Company's net deferred tax assets since management believes it is more likely than not the net deferred tax assets will not be realized.

The Company has no unrecognized tax benefits as of December 31, 2010 or 2009. As of December 31, 2008, the Company had $1.1 million in unrecognized tax benefits that were recognized during 2009 due to the expiration of the statute of limitations. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes. As of December 31, 2008, the Company had accrued interest of $0.3 million related to unrecognized tax benefits that was reversed in 2009 due to the statute of limitations expiration. No interest was accrued as of December 31, 2010 or 2009. The Company has not recorded any penalties related to uncertain tax positions. The Company does not reasonably expect any significant change in unrecognized tax benefits within the next twelve months.

During 2010, the Internal Revenue Service ("IRS") completed an examination of the Company's U.S. federal income tax returns for the years ended December 31, 2007 and 2008 resulting in no change. The tax years 1997 through 2010 remain open however as carryforward attributes generated in years past may still be adjusted upon examination by the IRS and other taxing authorities if they have or will be used in a future period. Further, pre-acquisition period tax returns of acquired entities will likewise remain open to examination to the extent carryforward attributes arising from these pre-acquisition years have or will be used in a future period. The Company's major tax jurisdiction is the U.S. federal.

## O. Quarterly Results of Operations (Unaudited)

| *(amounts in thousands, except for per share data)* | 2010 Quarterly Results | | | | |
|---|---|---|---|---|---|
| | (Predecessor Company) March 31 | (Predecessor Company) April 27 (1) | (Successor Company) June 30 (2) | (Successor Company) September 30 | (Successor Company) December 31 |
| Net sales | $ 29,434 | $ 7,282 | $ 13,919 | $ 25,175 | $ 26,502 |
| Gross margin | 15,953 | 3,196 | 4,771 | 12,489 | 12,600 |
| Income (loss) before income taxes | (1,705) | (10,679) | (7,037) | (1,984) | (5,567) |
| Net income (loss) | (1,751) | (10,679) | (7,037) | (1,984) | (5,778) |
| Basic income (loss) per share | $ (0.05) | $ (0.34) | NA | NA | NA |
| Diluted income (loss) per share | (0.05) | (0.34) | NA | NA | NA |

(1) Results displayed are for the period April 1, 2010 to April 27, 2010.
(2) Results displayed are for the period April 28, 2010 to June 30, 2010.

| | 2009 Quarterly Results | | | |
|---|---|---|---|---|
| | (Predecessor Company) March 31 | (Predecessor Company) June 30 | (Predecessor Company) September 30 | (Predecessor Company) December 31 |
| Net sales | $ 11,271 | $ 23,493 | $ 27,196 | $ 27,182 |
| Gross margin | 5,786 | 10,537 | 13,154 | 13,572 |
| Income (loss) before income taxes | (1,116) | (6,505) | 502 | 1,539 |
| Net income (loss ) | (1,169) | (6,585) | 1,676 | 2,068 |
| Basic income (loss) per share | $ (0.03) | $ (0.19) | $ 0.05 | $ 0.06 |
| Diluted income (loss) per share | (0.03) | (0.19) | 0.05 | 0.05 |

## P. Supplemental Disclosure of Cash Flow Activities

The Company made cash payments, net of refunds, for income taxes of $(0.4) million, zero, $0.1 million and $0.1 million in the periods ended December 31, 2010 and April 27, 2010, and the years ended December 31, 2009 and 2008, respectively. The Company paid interest of $11.9 million in the period ended December 31, 2010. The Company paid $3.2 million in cash and held back $0.8 million for an acquisition in 2010, and paid $39.0 million for the acquisition of Emageon Inc. in 2009.

## Q. Subsequent Event

Effective January 1, 2011, AMICAS, Inc. was merged into Merge Healthcare Solutions Inc. As a result, the financial position and results of operations for AMICAS, Inc. are no longer available on a stand-alone basis.

**Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

Not applicable.

**Item 9A. CONTROLS AND PROCEDURES**

**(a) Disclosure Controls and Procedures**

Disclosure controls and procedures are controls and other procedures of a registrant designed to ensure that information required to be disclosed by the registrant in the reports that it files or submits under the Exchange Act is properly recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include processes to accumulate and evaluate relevant information and communicate such information to a registrant's management, including its principal executive and financial officers, as appropriate, to allow for timely decisions regarding required disclosures.

Our control system is designed to provide reasonable assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Based on their evaluation as of December 31, 2010, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) under the Securities Exchange Act of 1934, as amended) were effective at the reasonable assurance level to ensure that the information required to be disclosed by us in this Annual Report on Form 10–K was (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

**(b) Management's Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with GAAP.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework*. Based on its assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2010. The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by BDO USA, LLP, an independent registered public accounting firm, as stated in its report which is included below.

**(c) Report of Independent Registered Public Accounting Firm**

Board of Directors and Shareholders
Merge Healthcare Incorporated
Chicago, Illinois

We have audited Merge Healthcare Incorporated's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Merge Healthcare Incorporated's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Merge Healthcare Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Merge Healthcare Incorporated as of December 31, 2010 and 2008, and the related consolidated statements of operations, shareholders' equity, cash flows and comprehensive income (loss) for each of the three years in the period ended December 31, 2010 and our report dated March 15, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ BDO USA, LLP

Milwaukee, Wisconsin
March 15, 2011

**(d) Changes in Internal Control Over Financial Reporting**

There were no changes with respect to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the quarter ended December 31, 2010.

**Item 9B. OTHER INFORMATION**

None.

**PART III**

As permitted by SEC rules, we have omitted certain information required by Part III from this Report on Form 10-K, because we will file (pursuant to Section 240.14a-101) our definitive proxy statement for our 2011 annual shareholder meeting (Proxy Statement) not later than April 30, 2011, and are, therefore, incorporating by reference in this Annual Report on Form 10-K such information from the Proxy Statement.

**Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

The information required by this Item 10 will be included under the captions "Election of Directors" and "Information Concerning Directors, Nominees and Executive Officers" in our Proxy Statement for our 2011 annual meeting of shareholders. Information concerning the compliance of our officers, directors and 10% shareholders with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the information to be contained in the 2011 proxy statement under the caption "Information Concerning Directors, Nominees and Executive Officers — Section 16(a) Beneficial Ownership Reporting Compliance." The information regarding Audit Committee members and "Audit Committee Financial Experts" is incorporated by reference to the information to be contained in the 2011 proxy statement under the caption "Information Concerning Directors, Nominees and Executive Officers — Board Committees." The information regarding our Code of Business Ethics is incorporated by reference to the information to be contained in the 2011 proxy statement under the heading "Information Concerning Directors, Nominees and Executive Officers — Code of Business Conduct and Ethics."

***Merge Healthcare's Code of Ethics***

All of our employees, including the Chief Executive Officer, Chief Financial Officer, our Controllers, and persons performing similar functions, including all Directors and employees, are required to abide by Merge Healthcare's Code of Ethics to ensure that our business is conducted in a consistently legal and ethical manner. This Code of Ethics along with our Whistleblower Policy form the foundation of a comprehensive process that includes compliance with all corporate policies and procedures, an open relationship among colleagues that contributes to good business conduct, and the high integrity level of our employees. Our policies and procedures cover all areas of professional conduct, including employment policies, conflicts of interest, intellectual property and the protection of confidential information, as well as strict adherence to all laws and regulations applicable to the conduct of our business. Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of Merge Healthcare's Code of Ethics. The Sarbanes–Oxley Act of 2002 requires audit committees to have procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. We have such procedures in place as set forth in the Merge Healthcare Incorporated Whistleblower Policy and the Code of Ethics. The Code of Ethics is included on the Company's website, www.merge.com (Investor Relations link).

## Item 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the information set forth under the caption "Compensation of Executive Officers and Directors" in our Proxy Statement.

## Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the information set forth under the caption "Security Ownership and Certain Beneficial Owners and Management" in our Proxy Statement. For information regarding our share-based compensation plans, please see Note 9 of the notes to consolidated financial statements.

## Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the information set forth under the caption "Related Party Transactions" in our Proxy Statement.

## Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference to the information set forth under the caption "Accounting Fees and Services" in our Proxy Statement.

# PART IV

## Item 15. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

(a) The following documents are filed as part of this annual report:

Financial Statements filed as part of this report pursuant to Part II, Item 8 of this Annual Report on Form 10-K:

- Consolidated Balance Sheets of Merge Healthcare Incorporated and Subsidiaries at December 31, 2010 and 2009;
- Consolidated Statements of Operations of Merge Healthcare Incorporated and Subsidiaries for each of the three years ended December 31, 2010, 2009 and 2008;
- Consolidated Statements of Shareholders' Equity of Merge Healthcare Incorporated and Subsidiaries for each of the three years ended December 31, 2010, 2008 and 2008;
- Consolidated Statements of Cash Flows of Merge Healthcare Incorporated and Subsidiaries for each of the three years ended December 31, 2010, 2009 and 2008;
- Consolidated Statements of Comprehensive Loss of Merge Healthcare Incorporated and Subsidiaries for each of the three years ended December 31, 2010, 2009 and 2008;
- Notes to Consolidated Financial Statements of Merge Healthcare Incorporated and Subsidiaries;
- Consolidated Balance Sheets of AMICAS, Inc. and Subsidiary at December 31, 2010 (Successor Company) and 2009 (Predecessor Company);
- Consolidated Statements of Operations of AMICAS, Inc. and Subsidiary for the period ended December 31, 2010 (Successor Company), the period ended April 27, 2010 and the years ended December 31, 2009 and 2008 (Predecessor Company);

- Consolidated Statements of Shareholders' Equity of AMICAS, Inc. and Subsidiary for the period ended December 31, 2010 (Successor Company), the period ended April 27, 2010 and the years ended December 31, 2009 and 2008 (Predecessor Company);
- Consolidated Statements of Cash Flows of AMICAS, Inc. and Subsidiary for the period ended December 31, 2010 (Successor Company), the period ended April 27, 2010 and the years ended December 31, 2009 and 2008 (Predecessor Company); and
- Notes to Consolidated Financial Statements of AMICAS, Inc. and Subsidiary.

(b) See Exhibit Index that follows.

## Exhibit Index

| | |
|---|---|
| 2.1 | Agreement and Plan of Merger, dated as of May 30, 2009, by and among Registrant, Merge Acquisition Corp., a wholly owned subsidiary of Registrant, and etrials Worldwide, Inc. (A) |
| 2.2 | Agreement and Plan of Merger, dated as of August 7, 2009, by and among Registrant, Merge Acquisition Corporation, a wholly owned subsidiary of Registrant, Confirma, Inc. and John L. Brooks (B) |
| 2.3 | Agreement and Plan of Merger, dated as of February 28, 2010, by and among Registrant, Project Ready Corp., a wholly owned subsidiary of Registrant, and AMICAS, Inc. (C) |
| 2.4 | Stock Purchase Agreement, dated as of July 2, 2010, by and among Stryker Corporation, Stryker Imaging Corporation and the Registrant |
| 3.1 | Certificate of Incorporation as filed on October 14, 2008, Certificate of Merger as filed on December 3, 2008 and effective on December 5, 2008 (C), Certificate of Designations, Preferences and Rights of Series A Non-Voting Preferred Stock as filed on April 26, 2010, and Amendment to the Amended Certificate of Incorporation as filed on September 27, 2010 |
| 3.2 | Bylaws of Registrant (D) |
| 10.1 | Registration Rights Agreement, dated June 4, 2008, by and between Registrant and Merrick RIS, LLC (E) |
| 10.2 | Securities Purchase Agreement, dated May 21, 2008, by and among Registrant, the subsidiaries listed on the Schedule of Subsidiaries attached thereto, and Merrick RIS, LLC (F) |
| 10.3 | Employment Letter Agreement between the Registrant and Justin C. Dearborn entered into as of June 4, 2008 (G)* |
| 10.4 | Employment Letter Agreement between the Registrant and Steven M. Oreskovich entered into as of June 4, 2008 (G)* |
| 10.5 | Amendment dated July 1, 2008 to that certain Securities Purchase Agreement, dated May 21, 2008, by and among the Registrant, certain of its subsidiaries and Merrick RIS, LLC (H) |
| 10.6 | Consulting Agreement, effective as of January 1, 2009, by and between Registrant and Merrick RIS, LLC (D) |
| 10.7 | 1996 Stock Option Plan for Employees of Registrant dated May 13, 1996 (I), as amended and restated in its entirety as of September 1, 2003 (J)* |
| 10.8 | 1998 Stock Option Plan for Directors (K)* |
| 10.9 | 2000 Employee Stock Purchase Plan of Registrant effective July 1, 2000 (L)* |
| 10.10 | 2005 Equity Incentive Plan adopted March 4, 2005, and effective May 24, 2005 (M)* |
| 10.11 | Amendment effective as of January 1, 2010 to that certain Consulting Agreement, effective as of January 1, 2009, by and among the Registrant and Merrick RIS, LLC (N) |
| 10.12 | Employment Agreement by and between the Registrant and Jeffery A. Surges entered into as of November 5, 2010* |
| 14.1 | Code of Ethics (D) |
| 14.2 | Whistleblower Policy (D) |
| 21 | Subsidiaries of Registrant |
| 23.1 | Consent of Independent Registered Public Accounting Firm – BDO USA, LLP – Milwaukee |
| 23.2 | Consent of Independent Registered Public Accounting Firm – BDO USA, LLP – Boston |
| 31.1 | Certificate of Chief Executive Officer (principal executive officer) Pursuant to Rule 13a–14(a) under the Securities Exchange Act of 1934 |
| 31.2 | Certificate of Chief Financial Officer (principal accounting officer) Pursuant to Rule 13a–14(a) under the Securities Exchange Act of 1934 |
| 32 | Certificate of Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal accounting officer) Pursuant to Section 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

---

(A) Incorporated by reference from the Registrant's Current Report on Form 8-K dated May 30, 2009.
(B) Incorporated by reference from the Registrant's Current Report on Form 8-K dated August 7, 2009.
(C) Incorporated by reference from the Registrant's Current Report on Form 8-K dated February 28, 2010.
(D) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
(E) Incorporated by reference from the Registrant's Current Report on Form 8-K dated June 6, 2008.
(F) Incorporated by reference from the Registrant's Current Report on Form 8-K dated May 22, 2008.
(G) Incorporated by reference from the Registrant's Current Report on Form 8-K dated July 15, 2008.
(H) Incorporated by reference from the Registrant's Current Report on Form 8-K dated July 7, 2008.
(I) Incorporated by reference from Registration Statement on Form SB-2 (No. 333-39111) effective January 29, 1998.
(J) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2003.
(K) Incorporated by reference from the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997.
(L) Incorporated by reference from the Registrant's Proxy Statement for Annual Meeting of Shareholders dated May 8, 2000.
(M) Incorporated by reference from the Registrant's Registration Statement on Form S-8 (No. 333-125386) effective June 1, 2005.
(N) Incorporated by reference from the Registrant's Current Report on Form 8-K dated April 2, 2010.
* Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERGE HEALTHCARE INCORPORATED

| | |
|---|---|
| Date: March 15, 2011 | By: /s/ JEFFERY A. SURGES<br>Jeffery A. Surges<br>Chief Executive Officer<br>*(principal executive officer)* |

## POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffery A. Surges and Steven M. Oreskovich, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| | |
|---|---|
| Date: March 15, 2011 | By: /s/ MICHAEL W. FERRO, JR.<br>Michael W. Ferro, Jr.<br>*Chairman of the Board* |
| Date: March 15, 2011 | By: /s/ DENNIS BROWN<br>Dennis Brown<br>*Director* |
| Date: March 15, 2011 | By: /s/ JUSTIN C. DEARBORN<br>Justin C. Dearborn<br>*President and Director* |
| Date: March 15, 2011 | By: /s/ GREGG G. HARTEMAYER<br>Gregg G. Hartemayer<br>*Director* |
| Date: March 15, 2011 | By: /s/ RICHARD A. RECK<br>Richard A. Reck<br>*Director* |
| Date: March 15, 2011 | By: /s/ NEELE E. STEARNS, JR.<br>Neele E. Stearns, Jr.<br>*Director* |
| Date: March 15, 2011 | By: /s/ JEFFERY A. SURGES<br>Jeffery A. Surges<br>Chief Executive Officer<br>*(principal executive officer)* |
| Date: March 15, 2011 | By: /s/ STEVEN M. ORESKOVICH<br>Steven M. Oreskovich<br>Chief Financial Officer<br>*(principal financial officer and principal accounting officer)* |

**Exhibit 2.4**

---

# STOCK PURCHASE AGREEMENT

by and among

**STRYKER CORPORATION,**

**STRYKER IMAGING CORPORATION**

and

**MERGE HEALTHCARE INCORPORATED**

Dated as of July 2, 2010

---

## TABLE OF CONTENTS

Page

ARTICLE I
DEFINED TERMS



ARTICLE II
PURCHASE AND SALE OF THE COMMON STOCK; CLOSING AND MANNER OF PAYMENT



ARTICLE III
REPRESENTATIONS AND WARRANTIES



ARTICLE IV
COVENANTS OF THE COMPANY



ARTICLE V
COVENANTS OF THE PURCHASER



ARTICLE VI
MUTUAL COVENANTS



ARTICLE VII
CONDITIONS PRECEDENT

ARTICLE VIII
CLOSING



ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER



ARTICLE X
GENERAL PROVISIONS



**EXHIBITS**

## STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of July 2, 2010, is made by and among Stryker Corporation, a Michigan corporation (the "Seller"), Stryker Imaging Corporation, a Delaware corporation (the "Company"), and Merge Healthcare Incorporated, a Delaware corporation (the "Purchaser").

## PRELIMINARY STATEMENTS

**WHEREAS**, on the terms and subject to the conditions hereinafter set forth, the parties desire to enter into this Agreement, pursuant to which the Seller shall sell, and the Purchaser shall purchase, all of the outstanding Common Stock of the Company, for the consideration and on the terms set forth in this Agreement;

**WHEREAS**, the parties desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby; and

**WHEREAS**, the Boards of Directors of the Seller, the Company and the Purchaser have each approved and adopted this Agreement and the other transactions contemplated hereby.

## AGREEMENTS

**NOW, THEREFORE**, in consideration of the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions hereinafter set forth, the parties hereto, intending to be legally bound hereby, agree as follows:

# ARTICLE I
## DEFINED TERMS

**1.1 Definitions**. The following terms shall have the following meanings in this Agreement:

"Advisory Agreement" means the Letter Agreement dated August 11, 2009 by and between the Seller and Seven Hills Partners LLC.

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, the term "control" (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

"Applicable Laws" means all laws, statutes, rules, regulations, ordinances, judgments, orders, decrees, injunctions and writs of any Governmental Authority having jurisdiction over the business or operations of the Company or the Purchaser and its Subsidiaries, as appropriate, as may be in effect on the date of this Agreement.

"Business Day" means any day other than (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in New York, New York are authorized or required to be closed.

"Claims" means claims, demands, complaints, actions, suits, causes of action, assessments or reassessments, audits or other Tax proceedings, charges, judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, including reasonable fees of legal counsel.

"Code" means the United States Internal Revenue Code of 1986, as amended. All references to the Code, U.S. Treasury regulations or other governmental pronouncements shall be deemed to include references to any applicable successor regulations or amending pronouncement.

"Common Stock" means the common stock of the Company, par value $0.01 per share.

"Company Disclosure Schedule" means, collectively, that certain disclosure letter of even date with this Agreement from the Company to the Purchaser delivered concurrently with the execution and delivery of this Agreement and any Disclosure Supplements delivered by the Company to the Purchaser from time to time after the date of this Agreement.

"Company Transaction Costs" means all fees, costs and expenses of any brokers, financial advisors, consultants, accountants, attorneys or other professionals acting on behalf of the Company or its Affiliates in connection with the structuring, negotiation or consummation of the transactions contemplated by this Agreement and the other Transaction Documents, including without limitation, payments and fees arising under the Advisory Agreement.

"Confidentiality Agreement" means, collectively, the Confidentiality Agreement, dated as of March 29, 2010, by and between the Company and the Purchaser, and the Confidentiality Agreement, dated as of April 28, 2010, by and between the Company and the Purchaser.

"Consents" means all authorizations, consents, orders or approvals of, or registrations, declarations or filings with, or expiration of waiting periods imposed by, any Governmental Authority, in each case that are necessary in order to consummate the transactions contemplated by this Agreement and the other Transaction Documents, and all consents and approvals of third parties necessary to prevent any conflict with, violation or breach of, or default under, the Material Contracts.

"Disclosure Schedules" means the Seller Disclosure Schedule, the Company Disclosure Schedule and the Purchaser Disclosure Schedule, collectively.

"Employee Benefit Plan" means any "employee benefit plan" within the meaning of Section 3(3) of ERISA and any bonus, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, vacation, severance, disability, death benefit, hospitalization or insurance plan sponsored, maintained or contributed to by the Company or any ERISA Affiliate providing benefits to any present or former employee or contractor of the Company or any ERISA Affiliate or with respect to which the Company has or may reasonably be expected to have a material liability.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means any entity required to be aggregated with the Company under Section 414(b) or 414(c) of the Code.

"GAAP" means generally accepted accounting principles in the United States, consistently applied.

"Governmental Authority" means any governmental department, commission, board, bureau, agency, court or other instrumentality, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

"Intellectual Property" means any intellectual property and all rights therein and thereto owned by the Company, including without limitation (a) all inventions (whether patentable or un-patentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all re-issuances, continuations, continuations-in-part, revisions, extensions and re-examinations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, corporate names and domain names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) all works of authorship and other copyrightable works, including all software, databases, and similar products, all copyrights and all applications, registrations and renewals in connection therewith, (d) all mask works and all applications, registrations and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), and (f) all copies and tangible embodiments thereof (in whatever form or medium);

"Intellectual Property License Agreement" means the Intellectual Property License Agreement, to be entered into between the Seller and the Company on the Closing Date, in substantially the form attached as Exhibit A.

"Knowledge" means (a) with respect to the Company, the actual knowledge of the following individuals: Spencer Stiles, General Manager, Eric Elam, former Controller, Leif Nilsen, Controller, Craig Irvine, Manager of Research and Development, Walker Lambiotte, Director of Sales (b) with respect to the Seller, the actual knowledge of the following individual: William Enquist, President – Global Endoscopy, and (c) with respect to the Purchaser, the actual knowledge of the following individuals: Jim Farrell, former Senior Vice President of Corporate Operations and Paul Budak, current Vice President of Corporate Operations.

"Liens" means liens, pledges, voting agreements, voting trusts, proxy agreements, security interests, mortgages, and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights-of-way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options or encumbrances of any kind.

"Material Adverse Effect" means any change, circumstance, effect, event or fact that has a material and adverse effect on the business, financial condition or results of operations of the Company or on the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis; provided, however, that no change, circumstance, effect, event or fact shall be deemed (individually or in the aggregate) to constitute, nor shall any of the foregoing be taken into account in determining whether there has been or may be, a Material Adverse Effect, to the extent that such change, circumstance, effect, event or fact results from, arises out of, or relates to (a) a general deterioration in the economy or in the economic conditions prevalent in the industry in which the Company operates; (b) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including acts of terrorism; (c) the disclosure of the fact that the Purchaser is the prospective acquirer of the Company; (d) the announcement or pendency of the transactions contemplated by this Agreement or any other Transaction Document; (e) the announcement of the Seller's intention to review the possibility of selling the Company; (f) any change in accounting requirements or principles imposed upon the Company or its respective businesses by a Governmental Authority or any change in Applicable Laws or GAAP, or the interpretations thereof; (g) actions taken by the Purchaser or any of its Affiliates; (h) compliance with the terms of, or the taking of any action required by, this Agreement or any other Transaction Document; or (i) any matter disclosed in the Company Disclosure Schedule.

"Material Contract" means:

(a) each contract or agreement that is executory in whole or in part and that involves expenditures or receipts of the Company for goods or services of an amount in excess of $50,000 after the date of this Agreement, excluding any contracts or agreements with customers;

(b) the twenty customer contracts or agreements that are executory in whole or in part and that involve the largest dollar amount contracted for by the Company's customers in the 12 month period preceding May 31, 2010;

(c) the twenty customer contracts or agreements that are executory in whole or in part which will account for the largest open order dollar amount committed to the Company over the 12 month period commencing as of May 31, 2010;

(d) each lease, rental or occupancy agreement, installment and conditional sale agreement, and any other contract or agreement, in each case, affecting the ownership of, leasing of, title to or use of any Leased Real Property;

(e) each joint venture, partnership or any other material contract or agreement involving a material sharing of profits, losses, costs or liabilities by the Company with any other Person;

(f) each contract or agreement containing covenants that in any way materially purport to restrict or prohibit the business activity of the Company or limit the freedom of the Company to engage in any line of business or to compete with any Person;

(g) each written contract or agreement with any director, officer or employee of the Company other than any Employee Benefit Plan; and

(h) each indenture, mortgage, promissory note or other agreement or commitment for the borrowing of money, for a line of credit or for any capital leases.

"Permitted Liens" means (a) statutory Liens for current Taxes not yet due and payable; (b) mechanics', carriers', workers', repairers' and other similar Liens imposed by Applicable Law arising or incurred in the ordinary course of business and consistent with past practices of the Company for obligations that are not overdue; (c) in the case of leases of vehicles, rolling stock and other personal property, encumbrances that do not materially impair the operation of the business where such leased equipment or other personal property is located; (d) Liens on leases of real property arising from the provisions of such leases, including, in relation to Leased Real Property, any agreements and/or conditions imposed on the issuance of land use permits, zoning, business licenses, use permits or other entitlements of various types issued by any Governmental Authority, necessary or beneficial to the continued use and occupancy of such Leased Real Property or the continuation of the business conducted by the Company; (e) zoning regulations and restrictive covenants and easements of record that do not detract in any material respect from the value of the Leased Real Property and do not materially and adversely affect, impair or interfere with the use of any property affected thereby; (f) public utility easements of record, in customary form, to serve the Leased Real Property; (g) landlords' Liens in favor of landlords under the leases with respect to the Leased Real Property; (h) mortgages, deeds of trust and other security instruments, and ground leases or underlying leases covering the title, interest or estate of such landlords with respect to the Leased Real Property and to which the leases with respect to the Leased Real Property are subordinate; and (i) Liens the failure of which to remove would not be reasonably likely to have a Material Adverse Effect.

"Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity.

"Purchase Price" shall mean an amount equal to Two Million and Five Hundred Thousand Dollars ($2,500,000).

"Purchaser Disclosure Schedule" means the disclosure letter of even date with this Agreement from the Purchaser to the Seller and the Company delivered concurrently with the execution and delivery with this Agreement.

"Purchaser Material Adverse Effect" means any change, circumstance, effect, event or fact that has a material and adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

"Seller Disclosure Schedule" means the disclosure letter of even date with this Agreement from the Seller to the Purchaser delivered concurrently with the execution and delivery with this Agreement.

"Seller Material Adverse Effect" means any change, circumstance, effect, event or fact that has a material and adverse effect on the ability of the Seller to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

"Subsidiary" means, with respect to any Person, another Person in which such first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of such Person).

"Taxes" means taxes, charges, fees, imposts, levies, interest, penalties, additions to tax or other assessments or fees of any kind, including, but not limited to, income, corporate, capital, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and customs duties, imposed by any Governmental Authority.

"Tax Returns" means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or administration of any Taxes or the administration of any laws, regulations or administrative requirements relating to any Taxes.

"Transaction Documents" means, collectively, this Agreement and each other agreement, document and instrument required to be executed in accordance herewith.

"Transition Services Agreement" means the Transition Services Agreement, to be entered into between the Seller and the Company on the Closing Date, in substantially the form attached as Exhibit B.

**1.2 List of Defined Terms.**

| *Terms* | *Defined in Section* |
|---|---|
| *Agreement* | Preamble |
| *Balance Sheet* | 3.2(f)(i) |
| *Balance Sheet Date* | 3.2(f)(ii) |
| *Closing* | 8.1 |
| *Closing Date* | 8.1 |
| *Company* | Preamble |
| *Cure Period* | 9.1(b)(i) |
| *DGCL* | 5.4(a) |
| *Disclosure Supplement* | 4.4 |
| *D&O Indemnified Liabilities* | 5.4(a) |
| *D&O Indemnified Persons* | 5.4(a) |
| *Financial Statements* | 3.2(f)(i) |
| *Purchaser* | Preamble |
| *Purchaser Termination Date* | 9.1(d) |
| *Securities Act* | 3.3(g)(i) |
| *Seller* | Preamble |
| *Seller Termination Date* | 9.1(c) |
| *Stock Powers* | 2.3 |
| *Stryker Affiliate* | 10.16 |
| *Transfer Taxes* | 6.4(b) |
| *Uncontrollable Disclosure Supplement* | 9.2(b)(ii) |

# ARTICLE II
## PURCHASE AND SALE OF THE COMMON STOCK; CLOSING AND MANNER OF PAYMENT

**2.1 Agreement to Purchase and Sell the Common Stock.** On the terms and subject to the conditions contained in this Agreement, at the Closing, the Seller shall sell, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase and acquire from the Seller, all of the outstanding Common Stock, free and clear of all Liens.

**2.2 Closing Payments**. At the Closing:

(a) the Purchaser shall pay or cause to be paid, by wire transfer of immediately available funds, to the Seller an amount equal to the Purchase Price to an account, which account shall be designated by the Seller to the Purchaser not less than two (2) Business Days prior to Closing; and

(b) the Seller shall pay or cause to be paid to each of the parties set forth on Disclosure Schedule 3.2(h), by wire transfers of immediately available funds, an amount representing the payment in full of all Company Transaction Costs that remain outstanding as of the Closing Date.

**2.3 Manner of Delivery of the Common Stock**. At the Closing, the Seller shall execute and deliver to the Purchaser a stock transfer power ("Stock Powers") with respect to the Common Stock, pursuant to which the Seller will transfer all of the outstanding Common Stock to the Purchaser free and clear of all Liens.

## ARTICLE III
### REPRESENTATIONS AND WARRANTIES

**3.1 Representations and Warranties of the Seller**. Except as set forth on Seller Disclosure Schedule 3.1, as of the date of this Agreement, the Seller represents and warrants to the Purchaser as follows:

(a) **Ownership of the Common Stock**. The Seller is the record and beneficial owner of all of the outstanding Common Stock. The delivery to the Purchaser of all of the outstanding Common Stock pursuant to this Agreement will transfer to the Purchaser title to such Common Stock, free and clear of all Liens.

(b) **Organization, Good Standing and Other Matters**. The Seller is duly organized, validly existing and in good standing under the laws of the State of Michigan, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as a foreign corporation in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not be reasonably likely to have a Seller Material Adverse Effect. A true, correct and complete copy of the Seller's Certificate of Incorporation and Bylaws as in effect on the date of this Agreement has been furnished or made available (at www.sec.gov) [t]o the Purchaser or its representatives.

(c) **Authority**. The Seller has the requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated herein and therein. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Seller and the consummation by the Seller of the transactions contemplated herein or therein have been duly and validly authorized by all necessary corporate action on the part of the Seller. No other proceedings on the part of the Seller are necessary to authorize this Agreement and the other Transaction Documents to which the Seller is a party, perform its obligations hereunder or thereunder or for the Seller to consummate the transactions contemplated herein and therein. This Agreement and each of the other Transaction Documents to which the Seller is or will be a party have been, or upon execution and delivery thereof will be, duly and validly executed and delivered by the Seller and, assuming that this Agreement and the other Transaction Documents to which the Seller is a party constitute the valid and binding agreement of the other parties hereto and thereto, constitute, or upon execution and delivery will constitute, the valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors' rights generally; and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(d) **No Conflict; Required Filings and Consents**. The execution, delivery and performance by the Seller of this Agreement and the other Transaction Documents to which it is a party do not, and the consummation by the Seller of the transactions contemplated herein and therein will not, (i) violate, conflict with, or result in any breach of any provision of the Seller's Certificate of Incorporation or Bylaws; (ii) violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, any of the terms, conditions or provisions of any material contract, loan or credit agreement, note, bond, mortgage, indenture or deed of trust, or any license, lease, agreement or other instrument or obligation, to which the Seller is a party or by which the Seller or any material portion of its assets are bound; or (iii) subject to obtaining the Consents or making the registrations, declarations or filings set forth in the next sentence, violate any Applicable Law binding upon the Seller or by which or to which a material portion of the Seller's assets are bound, except, with respect to each of clauses (ii) and (iii), such violations, conflicts, breaches or defaults as would not be reasonably likely to have a Seller Material Adverse Effect. No Consent of any Governmental Authority is required by the Seller in connection with the execution, delivery and performance by the Seller of this Agreement and the other Transaction Documents to which it is a party or the consummation by the Seller of the transactions contemplated herein or therein, except for such Consents, the failure of which to be obtained or made would not be reasonably likely to have a Seller Material Adverse Effect.

**3.2 Representations and Warranties of the Company**. Except as set forth on the Company Disclosure Schedule, as of the date of this Agreement, the Company represents and warrant to the Purchaser as follows:

(a) **Organization, Good Standing and Other Matters**. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as a foreign corporation in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not be reasonably likely to have a Material Adverse Effect. A true, correct and complete copy of the Company's Certificate of Incorporation and Bylaws as in effect on the date of this Agreement has been furnished or made available (in the on-line data room used for conducting due diligence in respect of the transactions contemplated herein) to the Purchaser or its representatives.

(b) **Capitalization of the Company**. As of the date of this Agreement, the authorized capital stock of the Company consists of 1,000 shares of Common Stock. As of the date of this Agreement, 1 share of Common Stock are issued and outstanding and no shares of Common Stock are held by the Company in treasury. No bonds, debentures, notes or other instruments or evidence of indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which the Company's stockholders may vote are issued or outstanding. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive or other similar rights. As of the date of this Agreement, there are outstanding (A) no shares of capital stock or other voting securities of the Company; (B) no securities of the Company convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of the Company; and (C) no options, warrants, calls, rights, commitments or agreements to which the Company is a party or by which it is bound, in any case obligating the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, shares of capital stock or other voting securities of the Company, or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Since the Balance Sheet Date the Company directly or indirectly, has not declared or paid any dividends or declared or made any other payments or distribution on or in respect of any of its shares.

(c) **Subsidiaries**. The Company has no Subsidiaries.

(d) **Authority**. The Company has the requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated herein and therein. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated herein or therein have been duly and validly authorized by all necessary corporate action on the part of the Company. No other proceedings on the part of the Company are necessary to authorize this Agreement and the other Transaction Documents to which the Company is a party, perform its obligations hereunder or thereunder or for the Company to consummate the transactions contemplated herein and therein. This Agreement and each of the other Transaction Documents to which the Company is or will be a party has been, or upon execution and delivery thereof will be, duly and validly executed and delivered by the Company and, assuming that this Agreement and the other Transaction Documents to which the Company is a party constitute the valid and binding agreement of the other parties hereto and thereto, constitute, or upon execution and delivery will constitute, the valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors' rights generally; and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(e) **No Conflict; Required Filings and Consents**. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party do not, and the consummation by the Company of the transactions contemplated herein and therein will not, (i) violate, conflict with, or result in any breach of any provision of the Company's Certificate of Incorporation or Bylaws; (ii) except for Material Contracts set forth on, or incorporated by reference into, Company Disclosure Schedule 3.2(e), if any, violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, any of the terms, conditions or provisions of any Material Contract; or (iii) subject to obtaining the Consents or making the registrations, declarations or filings set forth in the next sentence, violate any Applicable Law binding upon the Company or by which or to which a material portion of the Company's assets are bound, except, with respect to each of clauses (ii) and (iii), such violations, conflicts, breaches or defaults as would not be reasonably likely to have a Material Adverse Effect. No Consent of any Governmental Authority is required by the Company in connection with the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party or the consummation by the Company of the transactions contemplated herein or therein, except for such Consents, the failure of which to be obtained or made would not be reasonably likely to have a Material Adverse Effect.

(f) **Financial Statements; Absence of Certain Changes or Events**.

(i) The Company has furnished or made available (in the on-line data room used for conducting due diligence in respect of the transactions contemplated herein) to the Purchaser or its representatives copies of (A) the unaudited balance sheets of the Company as of December 31, 2009 and 2008, together with the unaudited statements of operations and cash flows of the Company for the years then ended, and (B) the unaudited balance sheet of the Company as of March 31, 2010, together with the related unaudited statements of operations and cash flows of the Company for the period commencing January 1, 2010 and ending March 31, 2010, and (C) the unaudited balance sheet of the Company as of May 31, 2010, together with the related unaudited statements of operations and cash flows of the Company for the period commencing April 1, 2010 and ending May 31, 2010 (such unaudited financial statements collectively being referred to herein as the "Financial Statements"). The Financial Statements have been prepared in accordance with GAAP (except that the Financial Statements do not contain all notes required by GAAP and are subject to normal year-end adjustments) applied on a consistent basis throughout the periods covered thereby (except to the extent disclosed therein or required by changes in GAAP) and fairly present in all material respects the financial position of the Company at the dates thereof and the results of the operations of the Company for the respective periods indicated.

(ii) Except as set forth on Company Disclosure Schedule 3.2(f)(ii), as of the date of this Agreement there is no material liability, contingent or otherwise, of the Company that is not reflected or reserved against in the Balance Sheet, other than liabilities that are either (A) liabilities incurred in the ordinary course of business and consistent with past practices of the Company since May 31, 2010 (the "Balance Sheet Date"); (B) any such liability that would not be required to be presented in unaudited financial statements prepared in conformity with GAAP, provided that such liabilities do not exceed in the aggregate $50,000; (C) liabilities under this Agreement; (D) liabilities for fees and expenses incurred in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

(iii) Except as set forth on Company Disclosure Schedule 3.2(f)(iii), or as provided in or contemplated by this Agreement or the other Transaction Documents, since the Balance Sheet Date and prior to the date of this Agreement, the Company has conducted its business in all material respects in the ordinary course of business and consistent with past practices of the Company

(g) **Absence of Litigation**. Except as set forth on Company Disclosure Schedule 3.2(g), as of the date of this Agreement there is no claim, action, suit, inquiry, judicial or administrative proceeding, grievance or arbitration pending or, to the Knowledge of the Company, after having made inquiries of Seller's corporate counsel, threatened against the Company by or before any arbitrator or Governmental Authority, nor are there any reviews or investigations relating to the Company pending or; to the Knowledge of the Company, after having made inquiries of Seller's corporate counsel, threatened by or before any arbitrator or any Governmental Authority, except, in either case, for such claims, actions, suits, inquiries, proceedings, grievances, arbitrations or investigations that, if resolved adversely to the Company, would not be reasonably likely to have a Material Adverse Effect.

(h) **Company Transaction Costs**. Except as set forth on Company Disclosure Schedule 3.2(h), the Company has not, directly or indirectly, incurred any Company Transaction Costs, including, without limitation, entered into any agreement with any Person that would obligate the Company to pay any commission, brokerage fee or finder's fee in connection with the transactions contemplated herein.

(i) **Title to Assets.** Except as identified elsewhere in this Agreement, the Company is the sole legal and beneficial and (where its interests are registerable) the sole registered owner of all of its assets and interests in its assets, real and personal, including, without limitation, all assets related to the OrthoPAD, OfficePACS, NetPractice and Guardian products, with good and valid title, free and clear of all Liens other than Permitted Liens, except to the extent that the Company's failure to own its assets with good and valid title, free and clear of all Liens other than the Permitted Liens would not be reasonably likely to have a Material Adverse Effect. Company Disclosure Schedule 3.2(i) contains a complete list of all material fixed assets owned by the Company.

(j) **Non-Arm's Length Transactions.** To Seller's or Company's Knowledge, no director or officer, former director or officer, shareholder or employee of, or any other Person not dealing at arm's length with, the Company or the Seller is engaged in any transaction or arrangement with, or is a party to a contract with, or has any indebtedness, liability or obligation to, the Company except for employment arrangements with employees and except to the extent that any such transaction, arrangement, contract, indebtedness, liability or obligation would be not reasonably likely have a Material Adverse Effect.

(k) **Compliance with Laws**. The operations of the Company have been and are now conducted in compliance with all applicable laws of each jurisdiction in which the Company carries on or has carried on business and the Company has not received any notice of any alleged violation of any such laws **except for violations or alleged violations which individually or in the aggregate would not** be reasonably likely to have a Material Adverse Effect.

(l) **Real Property**. The Company does not own any real property or land. The Company is not a party to any lease or agreement in the nature of a lease in respect of any real property, whether as lessor or lessee.

(m) **Employees**. The Seller has provided or made available (in the on-line data room used for conducting due diligence in respect of the transaction contemplated herein) to the Purchaser a complete list of all employees and all employment agreements, together with their titles, service dates and material terms of employment. The Company does not maintain any Employee Benefit Plans. The Seller maintains Employee Benefit Plans in which the employees may participate. The Seller has delivered to the Buyer correct and complete copies of documentation necessary for the Purchaser to meets its obligations to Employees as defined in this Agreement. The Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any strike or grievance, claim of unfair labor practices or other collective bargaining dispute within the past three years.

(n) **Material Contracts.** The Material Contracts are all in full force and effect un-amended and there are no outstanding defaults or violations under any such Material Contract on the part of the Company or, to the Knowledge of the Seller, on the part of any other Party to such Material Contracts **except for those defaults or violations which individually or in the aggregate would not** be reasonably likely to have a Material Adverse Effect. Company Disclosure Schedule 3.2(n) sets forth a complete list of all Material Contracts. The Company has furnished or made available to the Purchaser (in the on-line data room used for conducting due diligence in respect of the transaction contemplated herein or for in person review) a true copy of each material customer and supplier contract under which the Company, to its Knowledge, has any service, maintenance or financial obligation.

(o) **Taxes**. The Company has duly filed on a timely basis all tax returns required to be filed by it and has paid all taxes that are due and payable, and all assessments, governmental charges, penalties, interest and fines due and payable by it.

(p) **Intellectual Property**. The Company is the beneficial owner of the Intellectual Property that is material to the operation of the Company's business, free and clear of all Liens, and is not a party to or bound by any contract or other obligation whatsoever that materially limits or impairs its ability to sell, transfer, assign or convey, or that otherwise affects, the Intellectual Property. To the Knowledge of the Seller and the Company, the Company and the Intellectual Property do not infringe upon or misappropriate any intellectual property rights of any third party, and neither the Seller nor the Company has any Knowledge of any infringement or violation of any of the rights of the Company in the Intellectual Property. To the Knowledge of the Company, the Intellectual Property does not incorporate any software that is or contains any software that is licensed pursuant to an "open source" licensing agreement or similar agreement. Company Disclosure Schedule 3.2(p) contains a complete list of all registered trademarks, patents, and third-party software owned or licensed by the Company and utilized in the Company's products.

**3.3 Representations and Warranties of the Purchaser**. Except as set forth on Purchaser Disclosure Schedule 3.3, as of the date of this Agreement, the Purchaser represents and warrants to the Seller and the Company as follows:

(a) **Organization, Good Standing and Other Matters**. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as a foreign corporation in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not be reasonably likely to have a Purchaser Material Adverse Effect. A true, correct and complete copy of the Purchaser's Certificate of Incorporation and Bylaws, as in effect on the date of this Agreement, has been furnished to the Seller or its representatives.

(b) **Authority**. The Purchaser has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated herein and therein. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Purchaser and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all necessary corporate action on the part of the Purchaser. No other proceedings on the part of the Purchaser are necessary to authorize this Agreement and the other Transaction Documents to which the Purchaser is a party, to perform the Purchaser's obligations hereunder and thereunder or for the Purchaser to consummate the transactions contemplated herein and therein. This Agreement and the other Transaction Documents to which the Purchaser is or will be a party have been, or upon execution and delivery will be, duly and validly executed and delivered by the Purchaser and, assuming that this Agreement and the other Transaction Documents constitute the valid and binding agreement of the other parties thereto, constitute, or upon execution and delivery will constitute, the valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors' rights generally; and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(c) **No Conflict; Required Filings and Consents**. The execution, delivery and performance by the Purchaser of this Agreement and the other Transaction Documents to which it is a party do not, and the consummation of the transactions contemplated herein and therein will not, (i) violate, conflict with, or result in any breach of any provisions of the Certificate of Incorporation or Bylaws of the Purchaser; (ii) violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, any of the terms, conditions or provisions of any material contract, loan or credit agreement, note, bond, mortgage, indenture or deed of trust, or any license, lease, agreement, or other instrument or obligation, to which the Purchaser is a party or by which the Purchaser or any material portion of its assets is bound; or (iii) subject to obtaining the

Consents or making the registrations, declarations or filings set forth in the next sentence, violate any Applicable Law binding upon the Purchaser or by which it or any material portion of its respective assets is bound, except, with respect to clauses (ii) and (iii), such violations, conflicts, breaches or defaults as would not be reasonably likely to have a Purchaser Material Adverse Effect. No Consent of any Governmental Authority is required by or with respect to the Purchaser in connection with the execution, delivery and performance by the Purchaser of this Agreement and the other Transaction Documents to which it is a party or the consummation of the transactions contemplated herein and therein, except for (A) such Consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval necessitated by the transactions contemplated by this Agreement and the other Transaction Documents to which the Purchaser is a party and (B) such other Consents, the failure of which to obtain would not reasonably be likely to have a Purchaser Material Adverse Effect.

(d) **Litigation**. As of the date of this Agreement, there is no action, suit or judicial or administrative proceeding pending or, to the Knowledge of the Purchaser, threatened against the Purchaser relating to the transactions contemplated by this Agreement or which, if adversely determined, would be reasonably likely to have a Purchaser Material Adverse Effect.

(e) **Financing**. As of the date of this Agreement, the Purchaser has available to it, and from and after the date of this Agreement through the Closing Date the Purchaser will have available to it, cash on hand in amounts sufficient to enable the Purchaser to perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated herein and therein.

(f) **Solvency**. Assuming the representations and warranties of the Company contained in this Agreement are true in all material respects, at and immediately after the Closing, each of the Company and the Purchaser (i) will be solvent (in that both the fair value of their respective assets will not be less than the sum of their respective debts and that the present fair saleable value of their respective assets will not be less than the amount required to pay their respective liabilities as they become absolute and matured), (ii) will have adequate capital with which to engage in their respective businesses and (iii) will not have incurred, and does not immediately plan to incur, debts beyond its respective ability to pay as they become absolute and mature.

(g) **Purchase for Investment**.

(i) The Purchaser is acquiring the Common Stock solely for investment for its own account and not with the view to, or for offer or sale in connection with, any "distribution" (as such term is used in Section 2(11) of the Securities Act of 1933 (the "Securities Act")) thereof. The Purchaser understands that the sale of the Common Stock has not been registered under the Securities Act or any state or foreign securities laws by reason of specified exemptions therefrom that depend upon, among other things, the bona fide nature of its investment intent as expressed herein and as explicitly acknowledged hereby and that under such laws and applicable regulations such securities may not be resold without registration under the Securities Act or under applicable state or foreign law unless an applicable exemption from registration is available.

(ii) The Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. The Purchaser, by reason of its business and financial experience in business, has such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of the purchase of the Common Stock, is able to bear the economic risk of such investment in the Company, and is able to afford a complete loss of such investment.

## ARTICLE IV
## COVENANTS OF THE COMPANY AND THE SELLER

**4.1** **Conduct of Business**. Except as contemplated by or otherwise permitted under this Agreement or in Company Disclosure Schedule 4.1 or to the extent that the Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld), from the date of this Agreement until the Closing, the Company and the Seller each covenant and agree with the Purchaser that the Company shall not (and the Seller not cause the Company to):

(a) fail to act in the ordinary course of business and consistent with past practices of the Company to (i) preserve substantially intact the Company's present business organization and (ii) preserve its present relationships with material customers, material suppliers and others having material business dealings with it;

(b) fail to use commercially reasonable efforts to maintain the material tangible assets of the Company in their current physical condition, except for ordinary wear and tear (any compliance with this Section 4.1(b) shall not be deemed to be a breach of Section 4.1(f));

(c) except for amendments, terminations or non-renewals in the ordinary course of business and consistent with past practices of the Company, materially amend, terminate or fail to use its commercially reasonable efforts to renew (if the right to renew would otherwise be forfeited) any Material Contract;

(d) (i) merge or consolidate with or into any other Person, (ii) maintain, continue or enter into discussions or engage in negotiations with, provide any information to or otherwise cooperate with, solicit, initiate, accept or consider any offer or proposal from, directly or indirectly, any other Person, in connection with a transaction of the type contemplated hereby (including the sale of any shares or substantially all of the assets of the Company), (iii) dissolve or (iv) liquidate;

(e) except in the ordinary course of business and consistent with past practices of the Company, as required by the terms and provisions of written contracts between the Company and an employee thereof as in existence on the date of this Agreement or in connection with the payment of annual bonuses to employees of the Company, (i) adopt any Employee Benefit Plan or (ii) increase in any manner the aggregate compensation or fringe benefits of any director, officer or employee of the Company;

(f) except in the ordinary course of business and consistent with past practices of the Company and except for capital expenditures for emergency patient safety measures, acquire (including, without limitation, by merger, consolidation or the acquisition of any equity interest or assets), lease or dispose of any assets, except in the ordinary course of business and consistent with past practices of the Company;

(g) mortgage, pledge or subject to any Lien, other than Permitted Liens, any of its material assets;

(h) except as required by GAAP or by Applicable Law, change any of the material accounting principles or practices used by the Company;

(i) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practices of the Company;

(j) adjust, split, combine, or reclassify any of its capital stock or other voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other voting securities, or purchase, redeem or otherwise acquire any shares of capital stock or other voting securities of the Company;

(k) issue, sell, pledge, dispose of, encumber or deliver (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase or otherwise) any capital stock or voting securities of any class or any securities convertible into or exercisable or exchangeable for shares of capital stock or voting securities of any class (except for the issuance of certificates in replacement of lost certificates);

(l) change or amend its charter documents or bylaws;

(m) except in the ordinary course of business and consistent with past practices of the Company, and except for current liabilities within the meaning of GAAP incurred in the ordinary course of business and consistent with past practices of the Company, incur or assume any indebtedness for borrowed money, assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person (other than endorsements of checks in the ordinary course) or make any loans, advances or capital contributions to, or investments in, any Person (other than advances to directors, officers and employees in the ordinary course of business and consistent with past practices of the Company); or

(n) authorize any of, or commit or agree to take any of, the foregoing actions.

4.2 **Access and Information**. Until the Closing, the Company shall afford to the Purchaser and its representatives (including accountants and counsel) reasonable access, in each case, only at such locations and in accordance with such procedures (including prior notice requirements, the time and duration of access and the manner in which access and discussions may be held) as are mutually agreed to between the Purchaser and the Company prior to any such access, to all properties, books, records, and Tax Returns of the Company and all other information with respect to its business, together with the opportunity, at the sole cost and expense of the Purchaser, to make copies of such books, records and other documents and to discuss the business of the Company with such directors, officers and counsel for the Company as the Purchaser may reasonably request for the purposes of familiarizing itself with the Company. Notwithstanding the foregoing provisions of this Section 4.2, the Company shall not be required to grant access or furnish information to the Purchaser or any of the Purchaser's representatives to the extent that such (i) information is subject to an attorney/client or attorney work product privilege, (ii) access or the furnishing of such information is prohibited by an existing contract or agreement, or (iii) information relates to the Seller. Notwithstanding the foregoing, the Purchaser shall not have access to personnel records of the Company relating to individual performance or evaluation records, medical histories or other information that in the Company's good faith opinion is sensitive or the disclosure of which could subject the Company to risk of liability. In addition, the Purchaser shall not contact any personnel of the Company regarding the transactions contemplated by this Agreement without the express prior written consent of the General Manager of the Company. All information provided pursuant to this Agreement shall remain subject in all respects to the Confidentiality Agreement until the Closing.

4.3 **Third Party Consents**. After the date of this Agreement and prior to the Closing, the Company and the Seller shall use their commercially reasonable efforts, but excluding making any payments unless made in the Company's or Seller's sole and absolute discretion, to obtain the Consent from any party to a Material Contract that is set forth on Company Disclosure Schedule 4.3.

4.4 **Notification of Certain Matters; Disclosure Supplement**. Seller shall notify Purchaser of the approval of the execution, delivery and performance of this Agreement and the other Transaction Documents after July 1, 2010 and at least five Business Days prior to the Closing. The Company may from time to time until the Closing amend and supplement the Company Disclosure Schedule insofar as it pertains to Article III of this Agreement by means of written notice to the Purchaser (a "Disclosure Supplement"). Unless the Purchaser provides the Company with a written termination notice pursuant to Section 9.1(b)(i) within two (2) Business Days after the delivery of a Disclosure Supplement, then the Purchaser, in respect of all matters described in such Disclosure Supplement, shall be deemed to have waived its right to terminate this Agreement or prevent the consummation of the transactions contemplated by this Agreement pursuant to Section 9.1(b)(i) or Section 7.2(a), as applicable, and to have accepted the Disclosure Supplement for all purposes under this Agreement and the delivery of any such Disclosure Supplement will be deemed to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder.

4.5 **Termination of Agreements**. Prior to the Closing, upon Purchaser's request, the Company shall take such action as may be necessary to cause the OEM Agreement between the Company and Swissray International Inc. dated January 12, 2007 to be terminated in full and of no further force or effect as of and after the Closing.

4.6 **Bank Accounts**. Prior to the Closing, the Seller and the Company shall use commercially reasonable efforts transfer all bank accounts of the Company to the Seller.

4.7 **Seller Employee Benefit Plans**. Except to the extent that the Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld), from the date of this Agreement until the Closing, the Seller covenants and agrees with the Purchaser that the Seller shall not, except as required by the terms and provisions of written contracts between the Seller and an employee thereof as in existence on the date of this Agreement, amend any Employee Benefit Plan that would have an adverse effect on the Purchaser following the Closing.

4.8 **Financial Statements**. On or before the fifteenth day following the Closing, Seller shall deliver to Purchaser an unaudited balance sheet as of the Closing Date and the related unaudited statements of operations and cash flows of the Company for the period (a) commencing April 1, 2010 and ending on the Closing Date if the Closing Date is on or before July 1, 2010, or (b) commencing April 1, 2010 and ending June 30, 2010 and commencing July 1, 2010 and ending on the Closing Date if the Closing Date is after July 1, 2010.

4.9 **Inter-company Debt** As of the Closing, the Seller and the Company shall fully settle all debts existing between the Seller and the Company, and shall provide evidence of same to the Purchaser in a form reasonably satisfactory to the Purchaser.

## ARTICLE V
## COVENANTS OF THE PURCHASER

5.1 **Notification of Certain Matters**. The Purchaser shall give prompt written notice to the Company of (a) the occurrence, or failure to occur, of any event of which it has Knowledge that has caused any representation or warranty of the Purchaser contained in this Agreement to be untrue or inaccurate in any material respect and (b) the failure of the Purchaser to comply with or satisfy in any material respect any covenant to be complied with by it hereunder. No such notification shall affect the representations or warranties of the parties or the conditions to their respective obligations hereunder. If the Purchaser or any of its Affiliates obtains Knowledge of a breach by the Company of a representation, warranty, covenant or agreement made by the Company contained in this Agreement, the Purchaser shall promptly notify the Company of such breach; provided that such notification shall not result in the waiver by the Purchaser of any of its respective rights or remedies under this Agreement.

5.2 **Employee Matters**.

The Purchaser shall take such action as may be necessary so that on and after the Closing, and for one year thereafter, officers and employees of the Company who remain after the Closing in the employ of the Company as determined in the sole and absolute discretion of the Purchaser, are either, as the Purchaser may determine from time to time, (i) provided employee benefits, plans and programs (including but not limited to incentive compensation, deferred compensation, pension, life insurance, welfare, profit sharing, 401(k), severance, salary continuation and fringe benefits and excluding non-retirement equity-based compensation arrangements) which, in the aggregate, are not materially less favorable than those made available by the Seller or the Company to such officers and employees immediately prior to the Closing or (ii) provided employees benefits, plans and programs on substantially the same basis as officers and employees of the Purchaser and its Subsidiaries having similar responsibilities and positions. For purposes of eligibility to participate and vesting in all benefits provided by the Purchaser to such officers and employees, the officers and employees of the Company will be credited with their years of service with the Company, its Affiliates and any predecessors thereof to the extent service with the Purchaser and its Subsidiaries and any predecessors thereof is taken into account under the plans of the Purchaser and its Subsidiaries. The eligibility of any officer or employee of the Company to participate in any welfare benefit plan or program of the Purchaser shall not be subject to any exclusions for any pre-existing conditions if such individual has met the participation requirements of similar benefit plans and programs of the Seller or the Company. All individuals eligible to participate in any plan or arrangement contemplated above shall be immediately eligible to participate in the similar plan or arrangement maintained by the Purchaser or its Subsidiaries (or the same plan or arrangement if still maintained).

5.3 **Access to Information**. From and after the Closing, the Purchaser shall (and shall cause the Company and each of its Subsidiaries and other Affiliates to), during normal business hours and upon reasonable notice, make available and provide the Seller and its representatives (including, without limitation, counsel and independent auditors) all reasonably requested information, files, documents and records (written and computer) relating to the Company or any of their businesses or operations for any and all periods prior to and including the Closing Date that they may require with respect to any reasonable business purpose (including, without limitation, any Tax matter) or in connection with any claim, dispute, action, cause of action, investigation or proceeding of any kind by or against any Person, and shall (and shall cause the Company and each of its Subsidiaries and other Affiliates to) cooperate fully with the Seller and its respective representatives (including counsel and independent auditors) in connection with the foregoing, at the sole cost and expense of the Seller, including, without limitation, by making tax, accounting and financial personnel and other appropriate employees and officers of the Company and each of its Subsidiaries available to the Seller and its representatives (including counsel and independent auditors), with regard to any reasonable business purpose. Notwithstanding the foregoing, the Seller shall not have access to personnel records of the Company or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the Purchaser's good faith opinion is sensitive or the disclosure of which could subject the Company or any of its Subsidiaries to risk of liability; provided that the Seller shall not be prohibited from accessing such information pursuant to a valid court order.

**5.4 Indemnification of Officers or Directors**

(a) From and after the Closing, the Purchaser and the Company shall, jointly and severally, indemnify, defend and hold harmless each Person who is as of the Closing, a director, or officer of the Company (the "D&O Indemnified Persons") against all losses, claims, damages, costs, expenses (including attorneys' and other professionals' fee and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the Purchaser (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such Person is or was a director or officer, of the Company or by reason of anything done or not done by such Person in any such capacity whether pertaining to any act or omission occurring or existing prior to, at or after the Closing and whether asserted or claimed prior to, at or after the Closing ("D&O Indemnified Liabilities"), including all D&O Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Transaction Documents or the transactions contemplated hereby and thereby, in each case to the fullest extent a corporation is permitted under the Delaware General Corporation Law (the "DGCL") to indemnify its own directors or officers (and the Purchaser and the Company shall, jointly and severally, pay expenses in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each D&O Indemnified Person to the fullest extent a corporation is permitted under the DGCL to advance expenses to its directors and officers in connection with claims, actions and suits involving such Persons), all of the foregoing provided that the D&O Indemnified Person has acted in good faith and in a manner that is in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, that the D&O Indemnified Person had no reasonable cause to believe conduct was unlawful. In determining whether a D&O Indemnified Person is entitled to indemnification under this Section 5.4, if requested by such D&O Indemnified Person, such determination shall be made by special, independent counsel selected by the Company and approved by the D&O Indemnified Person (which approval shall not be unreasonably withheld) and who has not otherwise performed services for the Company or its Affiliates within the last three years (other than in connection with such matters). Any D&O Indemnified Person wishing to claim indemnification under this Section 5.4, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company (but the failure so to notify shall not relieve a party from any liability that it may have under this Section 5.4 except to the extent such failure materially prejudices such party's position with respect to such claims) and shall deliver to the Purchaser and the Company the undertaking contemplated by Section 145(e) of the DGCL, but without any requirement for the posting of a bond or any other terms or conditions other than those expressly set forth herein.

(b) The Purchaser and the Company shall not amend, repeal or otherwise modify the Certificate of Incorporation and Bylaws of the Company or manage the Company or any of its Subsidiaries in any manner that would affect adversely the rights thereunder of individuals who at and at any time prior to the Closing were directors, officers, employees or agents of the Company. The Purchaser shall, and shall cause the Company to, honor any indemnification agreements between the Company and any of its directors, officers or employees.

(c) The Purchaser and the Company shall indemnify any D&O Indemnified Person against all reasonable costs and expenses (including attorneys' fees and expenses), such amounts to be payable in advance upon request as provided in Section 5.4(a), relating to the enforcement of such D&O Indemnified Person's rights under this Section 5.4 or under any charter, bylaw or contract regardless of whether such D&O Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

5.5 **WARN Act**. For a period of 91 days (inclusive) following the Closing Date, the Purchaser and the Company shall not, and shall cause the Subsidiaries of the Company to not, implement any plant closing, mass layoff or other termination of employees which, either alone or in the aggregate (with each other and/or with any plant closing, mass layoff or other termination of employees by the Company on or prior to the Closing Date), would create any obligations upon or liabilities for the Company or the Seller under the Worker Adjustment and Retraining Notification Act or similar Applicable Laws.

5.6 **Customer Satisfaction**. For a period of one year following the Closing Date, Purchaser shall, or shall cause the Company to, use commercially reasonable efforts to provide reasonably satisfactory service to the customer set forth in item 3 of Company Disclosure Schedule 3.2(g).

# ARTICLE VI
## MUTUAL COVENANTS

6.1 **Governmental Consents**. Promptly following the execution of this Agreement, the parties shall proceed to prepare and file with the appropriate Governmental Authorities any Consents that are necessary in order to consummate the transactions contemplated by this Agreement and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

6.2 **Investigation and Agreement by the Purchaser; No Other Representations or Warranties**.

(a) The Purchaser acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company and its businesses and operations. In connection with the Purchaser's investigation of the Company and its businesses and operations, the Purchaser and its representatives have received from the Company or its representatives certain projections and other forecasts for the Company and certain estimates, plans and budget information. The Purchaser acknowledges and agrees that (i) there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets; (ii) the Purchaser is familiar with such uncertainties; and (iii) the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them or its representatives.

(b) The Purchaser agrees that, except for the representations and warranties made by the Seller and the Company that are expressly set forth in Section 3.1 and Section 3.2 of this Agreement, none of the Seller, the Company or any of their respective Affiliates or representatives has made and shall not be deemed to have made to the Purchaser or its Affiliates or representatives any representation or warranty of any kind. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the Seller or the Company and set forth in Section 3.1 and Section 3.2, the Purchaser agrees that none of the Seller, the Company or any of their respective Affiliates or representatives makes or has made any representation or warranty to the Purchaser or to any of its representatives or Affiliates with respect to:

(i) any projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or the future business, operations or affairs of the Company heretofore or hereafter delivered to or made available to the Purchaser or its representatives or Affiliates; or

(ii) any other information, statements or documents heretofore or hereafter delivered to or made available to the Purchaser or its representatives or Affiliates, including the information contained in the on-line data room, with respect to the Company or the business, operations or affairs of the Company, except as expressly covered by representations and warranties made by the Seller or the Company and set forth in Section 3.1 or Section 3.2.

(c) The Company and Seller acknowledge and agree that, except for the representations and warranties made by the Purchaser as expressly set forth in Section 3.3, none of the Purchaser nor any of its Affiliates or representatives makes or has made to any of the Seller, the Company or any of their respective Affiliates or representatives any representation or warranty of any kind.

**6.3** **Waiver**. The Purchaser hereby waives, and, following the Closing, agrees to cause the Company to waive, any conflicts that may arise in connection with (a) legal counsel that represents the Company in connection with the transactions contemplated by this Agreement also representing the Seller following the Closing and (b) the communication by such counsel to the Seller, in connection with any such representation, any fact known to such counsel, including in connection with a dispute with the Purchaser or the Company on or following the Closing.

**6.4** **Tax Matters.**

(a) **Cooperation on Tax Matters**. The Seller, the Purchaser and, following the Closing, the Company shall, and the Purchaser and the Company shall each cause their respective Subsidiaries to, cooperate fully, as and to the extent reasonably requested by any other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon any other party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder or to testify at any proceeding. The Seller, the Purchaser, and following the Closing, the Company shall, and the Purchaser and the Company shall each cause their respective Subsidiaries to, (i) retain all books and records with respect to Tax matters relating to the Company for any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Purchaser, the Company or the Seller, any extensions thereof) for the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Authority, and (ii) give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Seller, the Purchaser or the Company shall, or the Purchaser or the Company shall each cause their respective Subsidiaries to, allow the other party to take possession of such books and records. The Purchaser, the Company and the Seller shall, upon request, use their commercially reasonable efforts, at the requesting party's reasonable expense, to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated by this Agreement).

(b) **Transfer Taxes**. The Seller shall be responsible for all state and local transfer, sales, use, stamp, registration or other similar Taxes (the "Transfer Taxes"), if any, resulting from the transactions contemplated by this Agreement. The Purchaser, the Company and the Seller shall cooperate in good faith to minimize, to the extent permissible under Applicable Laws, the amount of any such Transfer Taxes and shall cooperate and timely make all filings, returns, reports and forms with respect to such Transfer Taxes.

**6.5** **Resignations**. The Purchaser shall deliver to the Seller at least five Business Days prior to the Closing Date a list of the employees of the Company that the Purchaser wishes to continue to employ. For any other employees of the Company, the Seller shall (i) transfer employment to the Seller or one of its Affiliates prior to the Closing or (ii) terminate such employees prior to the Closing. The Seller shall be responsible for all notice of termination, severance and other obligations including entitlement to benefit coverage, stock options or incentive compensation to the employees who are to be transferred to the Seller or one of its Affiliates or terminated as set forth in the preceding sentence, and the Seller shall indemnify and save harmless the Purchaser and the Company in respect of all such obligations.

## ARTICLE VII
## CONDITIONS PRECEDENT

**7.1** **Conditions to Each Party's Obligation**. The respective obligations of the Seller, the Company and the Purchaser to effect the transactions contemplated by this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) **Consents and Approvals**. All Consents of or imposed by any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall have been obtained, occurred or have been made.

(b) **No Injunctions or Restraints**. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement or any other Transaction Document shall be in effect.

(c) **No Action**. No action shall have been taken nor any statute, rule or regulation shall have been enacted by any Governmental Authority that makes the consummation of the transactions contemplated by this Agreement or any other Transaction Document illegal.

7.2 **Conditions to Obligation of the Purchaser**. The obligation of the Purchaser to effect the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived, in whole or in part, by the Purchaser:

(a) **Representations and Warranties**. Each of the representations and warranties of the Seller and the Company set forth in Section 3.1 and Section 3.2, respectively, shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak expressly as of an earlier date) as of the Closing as though made on and as of the Closing; provided, however, that this condition shall be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties would be reasonably likely to have a Seller Material Adverse Effect, in the case of the Seller, or Material Adverse Effect, in the case of the Company. The Purchaser shall have received a certificate signed on behalf of the Seller and the Company by the Chief Executive Officer or the Chief Financial Officer of the Seller and the Company, respectively, to such effect.

(b) **Performance of Obligations of the Seller and the Company**. The Seller and the Company shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing, and the Purchaser shall have received a certificate signed on behalf of the Seller and the Company by the Chief Executive Officer or the Chief Financial Officer of the Seller and the Company, respectively, to such effect.

(c) **Closing Deliveries**. All documents, instruments, certificates or other items required to be delivered at the Closing by the Seller and the Company pursuant to Section 8.2(b) of this Agreement shall have been delivered.

7.3 **Conditions to Obligations of the Seller and the Company**. The obligation of the Seller and the Company to effect the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived, in whole or in part, by the Seller:

(a) **Representations and Warranties**. Each of the representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties expressly speak as of an earlier date) as of the Closing as though made on and as of the Closing; provided, however, that this condition shall be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties would be reasonably likely to have a Purchaser Material Adverse Effect. The Seller and the Company shall have received a certificate signed on behalf of the Purchaser by the Chief Executive Officer or the Chief Financial Officer of the Purchaser to such effect.

(b) **Performance of Obligations of the Purchaser**. The Purchaser shall have performed in all material respects all obligations required to be performed respectively by it under this Agreement at or prior to the Closing, and the Seller and the Company shall have received a certificate signed on behalf of the Purchaser by the Chief Executive Officer or the Chief Financial Officer of the Purchaser to such effect.

(c) **Closing Deliveries**. All documents, instruments, certificates or other items required to be delivered at Closing by the Purchaser pursuant to Section 8.2(a) of this Agreement shall have been delivered.

## ARTICLE VIII
## CLOSING

**8.1** **Closing**. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article IX, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at 9:00 a.m. Dallas, Texas time, not later than the fifth Business Day after the date on which all conditions to Closing set forth in Article VII (other than conditions the fulfillment of which is to occur at Closing) are satisfied or waived, at the offices of Vinson & Elkins L.L.P., 3700 Trammell Crow Center, 2001 Ross Avenue, Dallas, Texas, unless another date, time or place is mutually agreed to in writing by the Purchaser and the Seller. The date on which the Closing occurs is the "Closing Date."

**8.2** **Actions to Occur at Closing.**

(a) At the Closing, the Purchaser shall deliver or pay, as the case may be, the following in accordance with the applicable provisions of this Agreement:

(i) Closing Payments. By wire transfer of immediately available funds, the payments required to be made by the Purchaser under Section 2.2; and

(ii) Certificates. The certificates described in Section 7.3(a) and (b).

(b) At the Closing, the Seller and the Company, as applicable, shall deliver to the Purchaser the following:

(i) Stock Powers. The Seller shall deliver an executed Stock Powers or other duly executed instruments of transfer as required in order to validly transfer title in and to all of the outstanding Common Stock;

(ii) Certificate. The certificates described in Section 7.2(a) and (b);

(iii) Resignations. The Company shall deliver resignations of the directors of the Company and such officers as requested by the Purchaser together with a release by each of them of all claims against the Company (subject to Section 5.4) which he or she had in his of her capacity as a director or officer, as applicable, of the Company up to the Closing in a form to be provided by the Purchaser;

(iv) Termination of Agreements. Evidence of the termination of the OEM Agreement between the Company and Swissray International Inc. dated January 12, 2007;

(v) Intellectual Property License Agreement. The Seller and the Company shall deliver an executed counterpart to the Intellectual Property License Agreement;

(vi) Transition Services Agreement. The Seller and the Company shall deliver an executed counterpart to the Transition Services Agreement;

(vii) Certificates; Resolutions. A Certificate of Good Standing for the Company and the resolutions of each of the Seller and the Company authorizing the execution, delivery and performance by the Seller and the Company of this Agreement and the other Transaction Documents.

**8.3** **Waiver of Breaches**. If the Closing occurs, (a) the Purchaser and the Company shall be deemed to have waived all breaches of representations, warranties and covenants of the Seller and the Company of which the Purchaser has Knowledge, and the Seller shall have no liability with respect thereto after the Closing, and (b) the

Seller shall be deemed to have waived all breaches of representations, warranties and covenants of the Purchaser of which the Seller has Knowledge, and the Purchaser shall have no liability with respect thereto after the Closing.

# ARTICLE IX
## TERMINATION, AMENDMENT AND WAIVER

9.1 **Termination**. This Agreement may be terminated and the transactions contemplated by the Agreement may be abandoned at any time prior to the Closing:

(a) by mutual written consent of the Purchaser and the Seller;

(b) by either the Purchaser or the Seller:

(i) if there shall have been any breach by the other party (which, in the case of the right of termination by the Purchaser, shall also include any breach by the Company) of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (A) would give rise to the failure of a condition to the Closing hereunder and (B) either (1) cannot be cured or (2) if it can be cured, has not been cured prior to 5:00 p.m. Dallas, Texas time on the date immediately preceding the Seller Termination Date, in the event of a termination by Seller, or the Purchaser Termination Date, in the event of a termination by Purchaser (in either case, as applicable, the "Cure Period"); and, without limiting the generality of the foregoing, there shall be no Cure Period for the Purchaser's failure to obtain all funds on or prior to the Closing Date necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents in accordance with the terms and conditions hereof and thereof (which failure shall constitute a material breach of this Agreement); or

(ii) if a court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the Purchaser, the Seller and the Company shall use their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and the other Transaction Documents and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party who did not use reasonable best efforts to lift any such order, decree, ruling or other action or whose failure to comply with Section 6.1 has been the primary cause of the condition set forth in this Section 9.1(b)(ii) not being satisfied;

(c) by the Seller if the Closing shall not have occurred on or before 5:00 p.m. Dallas, Texas time on July 16, 2010 (the "Seller Termination Date"); provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to Seller (i) unless the Seller is able to demonstrate that it was ready, willing and able to consummate the transactions contemplated herein on or before the Seller Termination Date; or (ii) if Seller or the Company is in breach of this Agreement and such breach has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

(d) by the Purchaser if the Closing shall not have occurred on or before 5:00 p.m. Dallas, Texas time on July 16, 2010 (the "Purchaser Termination Date"); provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Purchaser (i) unless the Purchaser is able to demonstrate that it was ready, willing and able to consummate the transactions contemplated herein on or before the Purchaser Termination Date; or (ii) if the Purchaser is in breach of this Agreement and such breach has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

9.2 **Effect of Termination**.

(a) In the event of the termination of this Agreement by either the Seller or the Purchaser as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation hereunder on the part of the Purchaser, the Seller or the Company or their respective Affiliates, directors, officers, employees or stockholders, except that (i) Article I, this Article IX and Article X shall survive such termination and (ii) subject to Section 9.2(b), Section 9.2(c), and Section 9.2(d), no such termination shall affect the non-breaching party's right to (A) recover under any claims, demands, suits, proceedings, judgments and any other costs, losses, charges, penalties, expenses and damages on account of the other party's breach or (B) compel specific performance of the other parties hereto of their obligations under this Agreement.

(b) Notwithstanding the foregoing Section 9.2(a)(ii), if the Purchaser terminates this Agreement pursuant to Section 9.1(b)(i) as a result of one or more of the representations or warranties of the Company being inaccurate on the date hereof based on one or more Disclosure Supplements that:

(i) did not arise from facts or circumstances of which the Company had Knowledge as of the date of this Agreement; and

(ii) did not arise from the Company's breach of a covenant contained in this Agreement or in any of the other Transaction Documents to which it is a party,

(such a Disclosure Supplement, an "Uncontrollable Disclosure Supplement") then the Purchaser's sole and exclusive right and remedy shall be to the reimbursement by the Company of the costs and expenses incurred by the Purchaser, up to an amount not exceeding $50,000, in connection with the negotiation and preparation of this Agreement and the other Transaction Documents and the due diligence investigation and other activities conducted in anticipation of consummation of the transactions contemplated hereby and thereby. As a condition to any such payment by the Company pursuant to the foregoing sentence, the Purchaser shall provide the Company with appropriate documentation reasonably substantiating any costs or expenses for which the Purchaser requires repayment or reimbursement pursuant to this Section 9.2(b). The parties agree that the foregoing payment shall be deemed liquidated damages and not a penalty and such liquidated damages are reasonable considering all the circumstances existing as of the date hereof and constitute the parties' good faith estimate of the actual damages reasonably expected to result from the termination of this Agreement by the Purchaser as contemplated by this Section 9.2(b). The Purchaser agrees that, to the fullest extent permitted by Applicable Law, the Purchaser's right to terminate this Agreement and to receive payment of the liquidated damages described above as provided in this Section 9.2(b) shall be the Purchaser's sole and exclusive right and remedy with respect to any damages whatsoever, whether arising out of or related to a breach of a representation or warranty or otherwise, that the Purchaser may suffer or allege to suffer as a result of, arising out of or relating to an Uncontrollable Disclosure Supplement disclosed to the Purchaser in a Disclosure Supplement pursuant to Section 4.4.

**9.3 Return of Confidential Information**. Within ten Business Days following termination of this Agreement in accordance with Section 9.1, the Purchaser shall, and shall cause its Affiliates and representatives to, return to the Company, or destroy, all Confidential Information (as defined in the Confidentiality Agreement) furnished or made available to the Purchaser and its Affiliates and representatives by or on behalf of the Company, and all analyses, compilations, data, studies, notes, interpretations, memoranda or other documents prepared by the Purchaser or any of its Affiliates or representatives (including electronic copies thereof) that refer to, relate to, discuss or contain, or are based on, in whole or in part, any such Confidential Information, in any event consistent with and subject to the provisions of the Confidentiality Agreement. The Purchaser shall deliver a certificate signed by its Chief Executive Officer, which certificate shall provide evidence reasonably substantiating the return or destruction of the Confidential Information as required under this Section 9.3.

## ARTICLE X
## GENERAL PROVISIONS

**10.1 Survival of Representations, Warranties and Agreement**. The representations and warranties of the Seller, the Company and the Purchaser contained in this Agreement and the certificates delivered pursuant to Sections 7.2(a) and (b) or 7.3(a) and (b) shall survive the closing of the transactions contemplated hereby until 5:00 p.m. Dallas, Texas time on the one hundred and twentieth day following the Closing Date and a Claim under Section 10.2 may not be asserted after such time period, except that:

(a) the representations and warranties set out in Sections 3.1(a), 3.1(b), 3.1(c) 3.2(a), 3.2(b), 3.2(d), 3.3(a) and 3.3(b) shall survive and continue in full force and effect for the applicable statute of limitations and a Claim under Section 10.2 may not be asserted after such time period;

(b) representations and warranties relating to Employment Benefit Plan matters as set forth in Section 3.2(m) shall survive for the applicable statute of limitations and a Claim under Section 10.2 may not be asserted after such time period; and

(c) representations and warranties relating to tax matters, as set forth in Section 3.2(o), arising in or in respect of a particular period ending on, before or including the Closing Date, shall survive for a period of 90 days after the applicable statute of limitations and a Claim under Section 10.2 may not be asserted after such time period; and

(d) a claim for any breach of any of the representations and warranties contained in this Agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentation may be made at any time following the Closing Date, subject only to the applicable statute of limitations.

**10.2 Indemnification**

(a) The Seller shall indemnify and save harmless the Purchaser, its directors, officers, agents, employees and shareholders, and for the purposes of 10.2(iii), the Company and its directors, officers, employees and shareholders (in this Section collectively referred to as the "Purchaser **Indemnified Parties**") from and against all Claims which may be made or brought against the Purchaser Indemnified Parties, or which they may suffer or incur, directly or indirectly as a result of or in connection with:

(i) any breach of any covenant or agreement on the part of the Seller or Company under this Agreement;

(ii) any breach of any representation or warranty of the Seller or Company contained in this Agreement or in any certificate or other document furnished by the Seller pursuant to this Agreement; and

(iii) item 3 on Company Disclosure Schedule 3.2(g).

(b) The Purchaser shall indemnify and save harmless the Seller, its directors, officers, employees, agents **and shareholders** (in this Section collectively referred to as the "Seller **Indemnified Parties**"), from and against all Claims which may be made or brought against the Seller Indemnified Parties, or which they may suffer or incur, directly or indirectly as a result of or in connection with:

(i) any breach of any covenant or agreement on the part of the Purchaser under this Agreement;

(ii) any breach of any representation or warranty of the Purchaser contained in this Agreement or in any certificate or other document furnished by the Purchaser pursuant to this Agreement.

(c) In the case of Claims made by a third party with respect to which indemnification is sought, the Party seeking indemnification (in this Section, the "**Indemnified Party**") shall give prompt notice to the other Party (in this Section, the "**Indemnifying Party**") of the commencement or assertion of any action, proceeding, demand, Claim or investigation by a third party or circumstances which, with the lapse of time, such Indemnified Person believes is likely to give rise to an action, proceeding, demand, Claim or investigation by a third party. If the Indemnified Party fails to give such notice, such failure shall not preclude the Indemnified Party from obtaining such indemnification but its right to indemnification may be reduced to the extent that such delay prejudiced the defense of the Claim or increased the amount of liability or cost of defense and provided that no claim for indemnity in respect of the breach of any representation or warranty contained in this Agreement may be made unless notice of such Claim has been given prior to the expiry of the survival period applicable to such representation and warranty pursuant to Section 10.1. The Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the aforesaid notice, to assume the control of the defense, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Section in respect of that Claim. Upon the assumption of control of any Claim by the Indemnifying Party as set out herein, the Indemnifying Party shall diligently proceed with the defense, compromise or settlement of the Claim at its sole expense with, if necessary, counsel of the Indemnifying Party's own choosing (but reasonably satisfactory to the Indemnified Party) and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party's control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defense. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defense of any Claim at its own expense. If the Indemnifying Party does not assume control of a Claim, the Indemnified Party shall be entitled to make such settlement of the Claim as in its sole discretion may appear advisable, and such settlement or any other final determination of the Claim shall be binding upon the Indemnifying Party. Notwithstanding the first three sentences of this Section 10.2(c), Seller will control the defense, compromise or settlement of any Claim related to or arising out of Section 10.2(a)(iii) and shall directly pay the claimant to the extent that any amounts are due.

(d) Notwithstanding anything herein to the contrary, there shall not be included in the amount of Claims, and no Indemnified Party shall be entitled to recover under any action for indemnification pursuant to this Article X or breach of contract hereunder or otherwise, any indirect, punitive, special, exemplary or consequential damages, damages for lost profits, damages for diminution in value, damages computed on a multiple of earnings or similar basis or damages in an individual amount of less than $1,000 (the "De Minimis Claim Amount").

(e) Notwithstanding anything to the contrary in this Article X, the Seller shall not be liable under this Article X for any Claims unless and until the aggregate amount of all such Claims incurred or suffered (that exceed the De Minimis Claim Amount) exceeds $75,000 (the "Deductible Amount") except for any Claims arising out of or related to Section 10.2(a)(iii), at which time Claims (that exceed the De Minimis Claim Amount) which exceed the Deductible Amount may be claimed. Notwithstanding anything to the contrary in this Article X, the Purchaser shall not be liable under this Article X for any Claims unless and until the aggregate amount of all such Claims incurred or suffered (that exceed the De Minimis Claim Amount) exceeds $75,000 (the "Deductible Amount"), at which time Claims (that exceed the De Minimis Claim Amount) which exceed the Deductible Amount may be claimed.

(f) The Seller's aggregate liability under this Section 10.2 shall be limited to $250,000; provided, however, that this limit shall not apply to (i) Claims arising from or related to breach of the representations and warranties related to Employment Benefit Plan matters as set forth in Section 3.2(m); (ii) Claims arising from or related to Section 10.2(a)(iii); (iii) Claims arising from or related to breach of the representations and warranties related to tax matters as set forth in Section 3.2(o); and (iv) Claims where actual fraud or intentional misrepresentation is proved. The Purchaser's aggregate liability under this Section 10.2 shall be limited to $250,000; provided, however, that this limit shall not apply to Claims where actual fraud or intentional misrepresentation is proved. Amounts of Claims shall be determined net of any insurance benefits realized by the Indemnified Party that are related to the Claims; provided, however, that this provision shall not require the Indemnified Party to make a claim of its insurance.

(g) The Purchaser hereby acknowledges and agrees that, from and after the Closing Date, the Seller shall not have any indemnification obligations for any Claims that the Purchaser Indemnified Parties or any of its Affiliates may suffer with respect to (i) the subject matter of this Agreement or the transactions contemplated hereby, or (ii) any other matter relating to the Company or its Affiliates prior to the Closing, the operation of their respective businesses prior to the Closing, or any other transaction or state of facts involving the Company or its Affiliates prior to the Closing (including any common law or statutory rights or remedies for environmental, health, or safety matters), other than the obligations explicitly contemplated in Section 10.2(a), which is the Purchaser's sole and exclusive remedy with respect thereto.

(h) The Seller hereby acknowledges and agrees that, from and after the Closing Date, the Purchaser shall not have any indemnification obligations for any Claims that the Seller Indemnified Parties or any of its Affiliates may suffer with respect to the subject matter of this Agreement or the transactions contemplated hereby, other than the obligations explicitly contemplated in Section 10.2(a), which is the Seller's sole and exclusive remedy with respect thereto.

**10.3 Reasonable Efforts; Further Assurances.**

(a) Prior to the Closing, upon the terms and subject to the conditions set forth in this Agreement, the Seller, the Company, and the Purchaser agree to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any Applicable Laws) to consummate the transactions contemplated by this Agreement and the other Transaction Documents as promptly as practicable, including (i) the obtaining of all Consents of, and the making of all registrations, declarations and filings with, Governmental Authorities and (ii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of this Agreement and the other Transaction Documents. In addition, no party hereto shall take any action after the date of this Agreement to materially delay the obtaining of, or result in not obtaining, any Consent from any Governmental Authority necessary to be obtained prior to Closing.

(b) At and after the Closing, the officers and directors of the Company shall be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignment or assurances and to take and do, in the name and on behalf of the Company, any other actions and things to vest, perfect or confirm of record or otherwise in the Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Company as a result of, or in connection with, the transactions contemplated by this Agreement.

**10.4 Amendment and Modification**. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, provided that no amendment shall be made which by Applicable Law requires further approval by a parties' stockholders without such further approval.

**10.5 Waiver of Compliance**. Except as otherwise provided in Section 8.3, any failure of the Purchaser or, following the Closing, the Company, on the one hand, or the Seller or, prior to the Closing, the Company, on the other hand, to comply with any obligation, covenant, agreement or condition contained herein may be waived only if set forth in an instrument in writing signed by the party or parties to be bound by such waiver (including if such waiver is after the Closing the third-party beneficiaries set forth in Section 10.8), but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any other failure.

**10.6 Severability**. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Governmental Authority making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible in order that the transactions contemplated herein are consummated as originally contemplated to the fullest extent possible.

**10.7 Expenses and Obligations**. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred by the parties hereto in connection with the transactions contemplated by this Agreement shall be borne solely and entirely by the party that has incurred such expenses.

**10.8 Parties in Interest**. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns. Nothing in this Agreement is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement except as expressly set forth herein. Notwithstanding the foregoing, from and after the Closing, as may be applicable, Section 5.5 is made for the benefit of the Company's directors and officers (as of Closing), and such directors and officers shall be entitled to enforce such provisions and to avail themselves of the benefits of any remedy for any breach of such provision, all to the same extent as if such Persons were parties to this Agreement.

**10.9** **Notices**. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered by hand, mailed by registered or certified mail (return receipt requested), sent by facsimile or sent by Federal Express or other recognized overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to the Purchaser or, following the Closing, the Company, to:

MERGE HEALTHCARE INCORPORATED
900 Walnut Ridge Drive
Hartland, Wisconsin 53029-8347
Attention: General Counsel
Facsimile: 262.369.4014

(b) If to the Seller, or, prior to the Closing, the Company, to:

Stryker Corporation
2825 Airview Boulevard
Kalamazoo, MI 49002
Attention: General Counsel
Facsimile: (269) 385-2066

with copies to:

Vinson & Elkins L.L.P.
3700 Trammell Crow Center
2001 Ross Avenue
Dallas, TX 75201
Attention: Mark Early
Facsimile: (214) 999-7895

Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed received on the date of delivery, if hand delivered, on the date of receipt, if transmitted by facsimile, three Business Days after the date of mailing, if mailed by registered or certified mail, return receipt requested and one Business Day after the date of sending, if sent by Federal Express or other recognized overnight courier.

**10.10** **Counterparts**. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

**10.11** **Time**. Time is of the essence in each and every provision of this Agreement.

**10.12** **Entire Agreement**. This Agreement (which term shall be deemed to include the exhibits and schedules hereto and the other certificates, documents and instruments delivered hereunder), the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement of the parties hereto and supersede all prior agreements, letters of intent and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, the other Transaction Documents and the Confidentiality Agreement. There are no representations or warranties, agreements or covenants other than those expressly set forth in this Agreement, the other Transaction Documents and the Confidentiality Agreement.

**10.13** **Public Announcements**. On or prior to the Closing, no party hereto shall issue any press release or make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Purchaser and the Company, except that any party may make any disclosure required by

Applicable Law (including federal securities laws) if it determines in good faith that it is required to do so and, with respect to each such disclosure, provides the other with prior notice and a reasonable opportunity to review the disclosure. From and after the Closing, the Purchaser shall not issue any press release or make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Seller, except that the Purchaser may make any disclosure required by Applicable Law (including federal securities laws) if it determines in good faith that it is required to do so.

**10.14** **Assignment**. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, whether by operation of law or otherwise. Any assignment in violation of the foregoing shall be null and void.

**10.15** **Rules of Construction**.

(a) Each of the parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that draft it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Disclosure Schedules shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Disclosure Schedules, that such information is required to be listed in the Disclosure Schedules or that such items are material to the Seller, the Company or the Purchaser, as the case may be. The headings, if any, of the individual sections of each of the Disclosure Schedules are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Disclosure Schedules are arranged in sections corresponding to those contained in Section 3.1, Section 3.2 and Section 3.3 merely for convenience, and the disclosure of an item in one Section of the Disclosure Schedules as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate Section of the Disclosure Schedules with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Disclosure Schedules is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words "this Agreement," "herein," "hereby," "hereunder" and "hereof" and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words "this Section," "this subsection" and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word "including" (in its various forms) means "including, without limitation." Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Dallas, Texas time.

(e) Notwithstanding anything contained in this Agreement to the contrary, except as otherwise expressly provided in this Agreement, the parties hereto covenant and agree that no amount shall be (or is intended to be) included, in whole or in part (either as an increase or a reduction), more than once in the calculation of (including any component of) any calculated amount pursuant to this Agreement if the effect of such additional inclusion (either as an increase or a reduction) would be to cause such amount to be over- or under-counted for purposes of the transactions contemplated by this Agreement. The parties hereto further covenant and agree that if any provision of this Agreement requires an amount or calculation to be "determined in accordance with this Agreement and GAAP" (or words of similar import), then to the extent that the terms of this Agreement conflict with, or are inconsistent with, GAAP in connection with such determination, the terms of this Agreement shall control.

**10.16** **Affiliate Liability**. Each of the following is herein referred to as a "Stryker Affiliate": (a) any direct or indirect holder of equity interests or securities in the Company (whether limited or general partners, members, stockholders or otherwise), and (b) any director, officer, employee, representative or agent of (i) the Company or (ii) any Person who controls the Company. Except (i) to the extent that a Stryker Affiliate is an express signatory thereto (ii) with respect to clause (b) of the preceding sentence, for actions of such Stryker Affiliates constituting fraud, misconduct or actions outside such Stryker Affiliate's scope of employment or agency with Stryker, no Stryker Affiliate shall have any liability or obligation to the Purchaser of any nature whatsoever in connection with or under this Agreement, any of the Transaction Documents or the transactions contemplated herein or therein, and the Purchaser hereby waives and releases all claims of any such liability and obligation.

**10.17** **Governing Law**. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MICHIGAN, WITHOUT GIVING EFFECT TO ANY CONFLICTS OF LAW PROVISIONS.

**10.18** **WAIVER OF JURY TRIAL**. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.18 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

**10.19** **Consent to Jurisdiction; Venue**.

(a) The parties hereto submit to the personal jurisdiction of the courts of the State of Michigan and the Federal courts of the United States sitting in the State of Michigan, and any appellate court from any such state or Federal court, and hereby irrevocably and unconditionally agree that all claims with respect to any such claim may be heard and determined in such Michigan court or, to the extent permitted by law, in such Federal court. The parties hereto agree that a final judgment in any such claim shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party may otherwise have to bring any claim relating to this Agreement or any related matter against any other party or its assets or properties in the courts of any jurisdiction.

(b) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Michigan state or Federal court located in Michigan and the defense of an inconvenient forum to the maintenance of such claim in any such court.

**10.20** **Specific Performance**. The parties agree that irreparable damage would occur to the Seller and the Company in the event that any of the obligations, undertakings, covenants or agreements of the Purchaser were not performed in accordance with their specific terms or were otherwise breached. Accordingly, either the Seller or the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Purchaser, without any bond or other security being required, and to enforce specifically the terms and provisions of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which the Seller or the Company is entitled at law or in equity. The parties agree that irreparable damage would occur to the Purchaser in the event that any of the obligations, undertakings, covenants or agreements of the Seller or the Company were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Purchaser shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Seller or the Company, without any bond or other security being required, and to enforce specifically the terms and provisions of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which the Purchaser is entitled at law or in equity.

**IN WITNESS WHEREOF**, the Seller, the Company and the Purchaser have caused this Agreement to be signed, all as of the date first written above.

**THE SELLER:**

**STRYKER CORPORATION**

By: /s/ Timothy J. Scannell
Name: Timothy J. Scannell
Title: Group President, MedSurg & Spine

**THE COMPANY:**

**STRYKER IMAGING CORPORATION**

By: /s/ William R. Enquist
Name: William R. Enquist
Title: President

**THE PURCHASER:**

**MERGE HEALTHCARE INCORPORATED**

By: /s/ Justin Dearborn
Name: Justin Dearborn
Title: CEO

**Exhibit 3.1**

# CERTIFICATE OF DESIGNATIONS,
# PREFERENCES AND RIGHTS
# OF
# SERIES A NON-VOTING PREFERRED STOCK,
# OF
# MERGE HEALTHCARE INCORPORATED

---

**Pursuant to Section 151 of the General Corporation Law of the State of Delaware**

---

MERGE HEALTHCARE INCORPORATED (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), in accordance with the provisions of Section 151 thereof, DOES HEREBY CERTIFY THAT:

WHEREAS, in accordance with the provisions of Section 151 of the DGCL and pursuant to the authority under Article Five of the Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**"), the Board of Directors of the Corporation is authorized to issue from time to time shares of the Corporation's Preferred Stock, par value $0.01 per share ("**Preferred Stock**"), in one or more series; and

WHEREAS, the Board of Directors has approved and adopted the following resolution (this "**Certificate of Designations**" or this "**Certificate**") creating Series A Preferred Stock (as defined herein).

NOW THEREFORE, BE IT RESOLVED, that pursuant to the authority expressly vested in the Board of Directors and in accordance with the provisions of the Certificate of Incorporation and the DGCL, a series of Preferred Stock of the Corporation, par value $0.01 per share, be, and it hereby is, created, and the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series and the qualifications, limitations or restrictions thereof are as follows:

**SECTION 1.** __NUMBER OF SHARES AND DESIGNATION__. The series of preferred stock, par value $0.01, created hereby shall be designated as the Series A Non-Voting Preferred Stock (herein referred to as the "**Series A Preferred Stock**") and the number of shares of such series shall be 50,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; *provided*, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding. Shares of Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation, shall revert to authorized but unissued shares of Preferred Stock. The Series A Preferred Stock shall rank senior in right of payment, including with respect to dividends and upon the Liquidation of the Company, to the Common Stock of the Corporation, par value $0.01 per share (the "**Common Stock**"), the Series 3 Special Voting Preferred Stock, par value $0.01 per share, and to all other classes or series of the Corporation's capital stock outstanding as of the date hereof or established after the date hereof.

**SECTION 2.** __DIVIDENDS__.

**A.** The holders of Series A Preferred Stock shall be entitled to receive, out of funds legally available therefor, a cumulative compounding dividend at the rate per annum of 15.0% of the Designated Price (as defined herein) per share of Series A Preferred Stock (as adjusted for stock splits, combinations, reclassifications and the like). The Corporation, shall have the right, at its sole discretion, to declare and pay any dividend accrued on the Series A Preferred Stock from time to time out of funds legally available therefor. The "**Designated Price**" shall mean $1,000 per share (as adjusted for stock splits, combinations, reclassifications and the like).

**B.** Unless all dividends on the Series A Preferred Stock shall have been paid, no dividends, whether in cash or property, with respect to stock ranking junior to the Series A Preferred Stock shall be paid or declared, nor shall any distribution be made on the Common Stock, or on any other stock of the Corporation ranking junior to the Series A Preferred Stock as to dividends, nor shall any Common Stock or any other stock of the Corporation ranking junior to the Series A Preferred Stock as to dividends be purchased, redeemed or otherwise acquired for value by the Corporation. The foregoing provisions of this Section 2.B shall not apply to a dividend payable in Common Stock or the issuance of Common Stock in exchange for or through the application of the proceeds of a sale of Common Stock.

**C.** Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued with respect to the Series A Preferred Stock, such payment shall be distributed pro rata among the holders thereof based upon the aggregate amount of the dividend then accrued with respect to the shares of Series A Preferred Stock held by each such holder.

**SECTION 3.** LIQUIDATION AND LIQUIDATION PREFERENCE. A "**Liquidation**" shall be deemed to be occasioned by, or to include the liquidation, dissolution or winding up of the Corporation. In the event of a Liquidation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive in cash, out of the assets of the Corporation legally available therefor, the Liquidation Preference specified for each share of Series A Preferred Stock then held by them before any payment shall be made or any assets distributed to the holders of Common Stock. "**Liquidation Preference**" shall mean, with respect to a share of Series A Preferred Stock, the Designated Price per share plus unpaid dividends, plus, if the Liquidation occurs prior to the second anniversary of the original issue date with respect to a share of Series A Preferred Stock (the "**Original Issue Date**"), the Minimum Dividend Guarantee. The "**Minimum Dividend Guarantee**" is excess of the dividend amount each holder of Series A Preferred Stock would have received had the Liquidation occurred two years following the Original Issue Date and the dividend cumulated through the date of Liquidation, the Corporate Redemption Date or the Investor Redemption Date, as applicable. If, upon the Liquidation, the assets to be distributed among the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full Liquidation Preference for their shares, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock. The amount deemed paid or distributed to the holders of the Series A Preferred Stock shall be the amount of cash paid to such holders by the Corporation.

**SECTION 4.** REMAINING ASSETS. After the payment to the holders of Series A Preferred Stock of the full preferential amounts specified above, no further payments shall be made to the holders of Series A Preferred Stock by reason thereof and any remaining assets of the Corporation shall be distributed with equal priority and pro rata among the holders of Common Stock.

**SECTION 5.** VOTING. Except as otherwise required by law and Section 6 below, the holders of Series A Preferred Stock shall have no right to vote such shares on any matter.

**SECTION 6.** INCURRENCE OF ADDITIONAL DEBT; AMENDMENTS AND CHANGES.

**A.** At any time that any shares of Series A Preferred Stock are outstanding, the Certificate of Incorporation shall not be amended, directly or indirectly, by merger, consolidation or otherwise, which would alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely generally vis-à-vis the holders of other classes or series of stock of the Corporation without the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class.

B. At any time that any shares of Series A Preferred Stock are outstanding, The Corporation may not issue Indebtedness without the affirmative vote of the holders of at least fifty-five (55%) of the outstanding shares of Series A Preferred Stock, voting separately as a class, other than (i) up to $200 million of high yield debt to be issued in connection with the Corporation's acquisition of AMICAS, Inc. (and any refinancings thereof up to $200 million) and (ii) Indebtedness incurred in the ordinary course of the operation of the Corporation's business, including revolving lines of credit, sale-leaseback arrangements, deferred purchase price for goods and services, capital leases and forgivable loans from governmental entities for retention or relocation incentives. "**Indebtedness**" shall mean (a) all indebtedness (including principal, interest, fees and charges) for borrowed money; (b) any other indebtedness which is evidenced by a promissory note, bond, debenture or similar instrument;

(c) any obligation under or in respect of outstanding letters of credit, acceptances and similar obligations created for the account of the Corporation; (d) all indebtedness, liabilities, and obligations secured by any lien on any property owned by the Corporation even though the Corporation has not assumed or has not otherwise become liable for the payment of any such indebtedness, liabilities or obligations secured by such lien; and (f) any guarantee of third party obligations for borrowed money, of more than $100,000 in the aggregate.

## SECTION 7. REDEMPTION.

**A.** At any time the Corporation may, by a written notice, specify a date not less than twenty (20) days nor more than forty (40) days after the date of such written notice (the "**Corporation Redemption Date**") upon which the Corporation shall, to the extent it may lawfully do so, redeem all or a specified percentage of the then-outstanding Series A Preferred Stock by paying in cash a sum equal to the Liquidation Preference per share of Series A Preferred Stock (the "**Redemption Price**"), plus, if the Corporation Redemption Date occurs prior to the second anniversary of the Original Issue Date, the Minimum Dividend Guarantee. Any redemption effected pursuant to this Section 7.A shall be made on a pro rata basis among the holders of the Series A Preferred Stock in proportion to the number of shares of Series A Preferred then held by them. The amount deemed paid or distributed to the holders of the Series A Preferred Stock upon any redemption shall be the amount of cash paid to such holders by the Corporation.

**B.** In the event of a Change of Control, the Company shall provide each holder of the then outstanding Series A Preferred Stock written notice of the Change of Control no earlier than twenty (20) days prior to the effective date of the Change of Control. Upon receipt of notice of the Change of Control from the Company, each holder of the then outstanding Series A Preferred Stock may by written notice to the Corporation, delivered to the Corporation no later than ten (10) days prior to the effective date of the Change of Control, specify a date not less twenty (20) days nor more than forty (40) days following delivery of such written notice (the "**Investor Redemption Date**"), upon which the Corporation shall, to the extent it may lawfully do so, redeem all of such holder's then-outstanding Series A Preferred Stock by paying in cash a sum per share equal to the Redemption Price, plus, if the Investor Redemption Date occurs prior to the second anniversary of the Original Issue Date, the Minimum Dividend Guarantee. Any redemption effected pursuant to this Section 7.B shall be made on a pro rata basis among the holders of the Series A Preferred Stock electing to redeem their shares of Series A Preferred Stock in proportion to the number of shares of Series A Preferred Stock then held by such holders to the extent Corporation does not have sufficient assets to make full payment to all holders of the outstanding Series A Preferred electing redemption. The amount deemed paid to the holders of the Series A Preferred Stock upon any redemption shall be the cash paid to such holders by the Corporation or the acquiring Person. A "**Change of Control**" shall mean the occurrence of a sale of all of the capital stock of the Corporation (including by merger or consolidation or other similar transaction subsequent to board approval) or a sale of all or substantially all of the assets of the Corporation to a Person or Persons in a transaction or series of transactions that include a subsequent distribution of all the proceeds to the holders of Common Stock. "**Person**" shall mean any individual, company, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity, and for purposes of this Section 7.B, "**Person**" shall include any syndicate or group that would be deemed to be a "Person" under Section 13(d)(3) of the Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "**Exchange Act**"). For purposes of this definition, "control" (including "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of securities, partnership or other ownership interests, by contract or otherwise.

**C.** At least twenty (20) but no more than forty (40) days prior to the Corporation Redemption Date or Investor Redemption Date, as applicable, written notice shall be delivered to each holder of record of the Series A Preferred Stock at the address last shown on the records of the Corporation, notifying such holder of: (i) the redemption to be effected, (ii) the number of shares to be redeemed from such holder, (iii) the Corporation Redemption Date or Investor Redemption Date, as applicable, (iv) the Redemption Price and the amount of the Minimum Dividend Guarantee, as applicable, (v) the place at which payment may be obtained and (vi) calling upon such holder to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares to be redeemed (the "**Redemption Notice**"). Except as provided in Section 7.D on or after the Corporation Redemption Date or Investor Redemption Date, as applicable, each holder of Series A Preferred Stock shall surrender to the Corporation the certificate or certificates representing such shares, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the Person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled.

**D.** From and after the Corporation Redemption Date or Investor Redemption Date, as applicable, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of shares of Series A Preferred Stock designated for redemption in the Redemption Notice (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to the shares to be redeemed, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. If the funds of the Corporation legally available for redemption of shares of Series A Preferred Stock on the Corporation Redemption Date or Investor Redemption Date, as applicable, are insufficient to redeem the total number of shares of Series A Preferred Stock outstanding on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed based upon their holdings of Series A Preferred Stock. The shares of Series A Preferred Stock not redeemed shall remain outstanding and entitled to all the rights, preferences and privileges provided in this Certificate. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. At any time (and, as applicable, from time to time) thereafter when additional funds of the Corporation are legally available for the redemption of shares of Series A Preferred Stock, such funds will immediately be used to redeem the balance of the shares which the Corporation has become obliged to redeem on the Corporation Redemption Date or Investor Redemption Date, as applicable but which it has not redeemed. Any redemption effected pursuant to this Section 7.D shall be made on a pro rata basis among the holders of the Series A Preferred Stock in proportion to the number of shares of Series A Preferred Stock then held by such holders.

## SECTION 8. MISCELLANEOUS.

**A.** Whenever in this Certificate notices or other communications are required to be made, delivered or otherwise given to holders of Series A Preferred Stock, the notice shall be delivered either personally or by mail, by or at the direction of the Secretary, to each holder of record. If mailed, such notice shall be deemed effective when deposited in the United States of America mail, addressed to each stockholder at his or her address as it appears on the stock record books of the Corporation, with postage thereon prepaid.

**B.** The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

**C.** Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of more than 50% the shares of Series A Preferred Stock then outstanding.

**D.** If any right, preference or limitation of the Series A Preferred Stock set forth herein (as such resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule or law or public policy, all other rights, preferences and limitations set forth in this Certificate of Designations (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

IN WITNESS WHEREOF, Merge Healthcare Incorporated has caused this Certificate to be executed by its duly authorized officer, as of this 26th day of April, 2010.

**MERGE HEALTHCARE INCORPORATED**

By: /s/ Ann Mayberry–French
Name: Ann Mayberry–French
Title: General Counsel
Vice President

**AMENDMENT TO THE AMENDED**

**CERTIFICATE OF INCORPORATION**

**OF**

**MERGE HEALTHCARE INCORPORATED**

MERGE HEALTHCARE INCORPORATED (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify as follows:

1. The name of the Corporation is Merge Healthcare Incorporated.

2. The Certificate of Incorporation of the Corporation, as amended, is further amended to reflect the increase in authorized Common Shares to 150,000,000 and the removal of the "Series 3 Special Voting" Preferred Stock, as follows:

**ARTICLE IV.**

The distinguishing designation of each class of shares, the number of shares of each class that the Corporation shall have authority to issue, the distinguishing designation of each series within a class, if any, and the par value are:

| Class | Series, if any | Number of Shares | Par Value Per Share |
|---|---|---|---|
| Common | None | 150,000,000 | $0.01 |
| Preferred | None | 1,000,000 | $0.01 |
| Preferred | Series A Non Voting | 50,000 | $0.01 |

3. The above amendment to the Certificate of Incorporation, as amended, of the Corporation was adopted by our Board of Directors on August 9, 2010 and approved by our shareholders on September 21, 2010.

4. The above amendment to the Certificate of Incorporation, as amended, of the Corporation was duly adopted in accordance with the DGCL.

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed this Amendment to Amended Certificate of Incorporation as of this 27th day of September 2010.

MERGE HEALTHCARE INCORPORATED

By: /s/ Ann G. Mayberry–French
Ann G. Mayberry–French
Corporate Secretary

**Exhibit 10.12**

# EMPLOYMENT AGREEMENT

This Employment Agreement ("Agreement") by and between Merge Healthcare, Incorporated, a Delaware corporation (the "Company"), and Jeffery A. Surges (the "Executive") dated as of the 5th day of November, 2010 (the "Effective Date").

The Company has determined that, because of the unique nature of the Executive's services to the Company, it is in its best interests and those of its shareholders to assure that the Company will have the continued dedication of the Executive, and to provide the Company with the continuity of management the Company considers crucial to ensuring the Company's continued success. Therefore, in order to accomplish these objectives, the Company desires to enter into this Agreement.

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1. **Employment Period.** The Company hereby agrees to employ the Executive, and the Executive hereby agrees to be employed by the Company, subject to the terms and conditions of this Agreement, for the period commencing on the Effective Date and ending on November 4, 2012 ("Initial Term"); provided, on November 5, 2012 and each November 5th thereafter, the employment period shall be extended for additional one-year periods until the Executive dies or becomes Disabled, as defined in Section 3(a) herein, or either the Company or the Executive delivers a written notice of its/his decision not to continue such employment for a subsequent one-year period ("Notice of Non-Renewal") at least 60 days before such November 5th (the Initial Term, as so extended, is the "Employment Period"). The Employment Period shall automatically terminate upon any termination of Executive's employment.

2. **Terms of Employment.**

(a) **Position and Duties.**

(i) During the Employment Period, (i) the Executive shall serve as the Chief Executive Officer with such authority, duties and responsibilities as are commensurate with such position and as may be consistent with such position, reporting to the Board of Directors of the Company (the "Board");

(ii) the Executive's services shall be performed at 200 East Randolph Street, Chicago, Illinois; and,

(iii) excluding periods of vacation or sick leave, the Executive shall devote substantially all of his attention and time during normal business hours to the business and affairs of the Company.

(b) **Compensation.**

(i) **Base Salary.** During the Employment Period, the Executive shall receive an annual base salary ("Annual Base Salary") of $450,000.

(ii) **Annual Bonus.** For each fiscal year that the Executive is employed by the Company, the Executive shall be entitled to participate in the Company's annual incentive bonus plan then in effect (the "Annual Target Bonus"). The Executive's Annual Target Bonus shall be equivalent to one hundred percent (100%) of the Executive's Annual Base Salary.

(iii) **Stock Option Grant.** Executive shall be granted 1,500,000 stock options. The stock options shall vest as follows: twenty percent (20%) or 300,000 options on November 5, 2010 ("Grant Date") and twenty percent (20%) on each anniversary of the Grant Date thereafter. These options are non-qualified and shall expire six (6) years from the Grant Date. All options will vest upon a change in control of the Company. Notwithstanding the above, the terms and conditions of the options will be as otherwise set forth in the 2005 Equity

Plan and the stock option award agreement as amended. In the event that any change in control payment or benefits received or to be received by Executive pursuant to this Agreement or any other agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the "Code") or any comparable successor provisions, then such payment shall be either: (A) provided to Executive in full, or (B) provided to Executive as to such lesser extent which would result in no portion of such payment being subject to such excise tax, whichever of the foregoing amounts, when taking into account applicable federal, state, local and foreign income and employment taxes, such excise tax, and any other applicable taxes, results in the receipt by Executive, on an after-tax basis, of the greatest amount of the payment, notwithstanding that all or some portion of such payment may be taxable under such excise tax. To the extent such payment needs to be reduced pursuant to the preceding sentence, reductions shall come from taxable amounts before non-taxable amounts and beginning with the payments otherwise scheduled to occur soonest. Executive agrees to cooperate fully with the Company to determine the benefits applicable under this subparagraph.

(iv) **Other Benefits**. During the Employment Period, the Executive shall be entitled to participate in all employee welfare, perquisites, fringe benefit, vacation and other benefit plans, practices, policies and programs generally applicable to the senior executives of the Company.

(v) **Expenses**. During the Employment Period, the Executive shall be entitled to receive reimbursement for all expenses incurred by the Executive in accordance with the Company's policies for its senior executives as in effect from time to time. To the extent required to avoid an accelerated or additional tax under Section 409A of the Code and the guidance promulgated thereunder (collectively "Section 409A"), amounts reimbursable to Executive under this Agreement shall be paid to Executive on or before the last day of the year following the year in which the expense was incurred, the amount of expenses eligible for reimbursement (and in-kind benefits provided to Executive) during any one year may not effect amounts reimbursable or provided in any subsequent year, and the right to reimbursement (and in-kind benefits provided to Executive) under this Agreement shall not be subject to liquidation or exchange for another benefit.

3. **Termination of Employment.**

(a) **Death or Disability**. The Executive's employment shall terminate automatically upon the Executive's death or Disability during the Employment Period. "Disability" means the Executive's inability, due to illness, accident, injury, physical or mental incapacity or other disability, to carry out effectively the Executive's duties and obligations to the Company or any of its subsidiaries and to participate effectively and actively in the management of the Company or any of its Subsidiaries for a period of at least ninety (90) consecutive days or for shorter periods aggregating at least one hundred twenty (120) days (whether or not consecutive) during any twelve (12) month period. A Disability shall be determined in the reasonable judgment of either (i) the Board or (ii) the Executive or his personal representative or legal guardian, and shall be deemed to have occurred on (x) the date that such party provides notice to the other party of the satisfaction of each of the requirements to constitute a Disability set forth above or (y) such other date as the parties shall mutually agree (such date, the "Disability Effective Date").

(b) **Cause**. The Company may terminate the Executive's employment at any time for Cause. For purposes of this Agreement, "Cause" shall mean (i) the willful and continued failure of the Executive to perform substantially the Executive's duties with the Company or one of its subsidiaries (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to the Executive by the Board or its representatives, which specifically identifies the manner in which the Board believes that the Executive has not substantially performed the Executive's duties, or (ii) the willful engaging by the Executive in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company or its affiliates, or (iii) the conviction of a felony or entry of a guilty or *nolo contendere* plea by the Executive with respect thereto, or (iv) a material breach of Sections 5(a) through (e) of this Agreement. For purposes of this provision, no act or failure to act on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's act or omission was in the best interests of the Company. Any act, or failure to act, based upon express authority given pursuant to a resolution duly adopted by the Board with respect to such act or omission or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company. The cessation of employment of the Executive shall not be deemed to be for Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of a majority of the entire membership of the Board (not including the Executive) after reasonable notice is provided to the Executive and the Executive is given an opportunity (together with separate counsel if the Board requests its counsel to be present), to be heard before the Board, finding that, in the good faith opinion of the Board, the Executive has engaged in the conduct described in subparagraph (i), (ii), (iii) or (iv) above, and specifying the particulars thereof in detail.

(c) **Good Reason.** The Executive's employment may be terminated at any time by the Executive for Good Reason by Notice of Termination provided to the Company in accordance with Section 3(c) within ninety (90) days after the Executive becomes aware of such basis for Good Reason. For purposes of this Agreement, "Good Reason" shall mean in the absence of a written consent of the Executive (i) any action by the Company that results in a material diminution in the Executive's position, authority, duties or responsibilities as contemplated by Section 2(a) of this Agreement, including for this purpose, without limitation, actions that relate to the Executive's status, offices, titles and reporting relationships and excluding for this purpose any action not taken in bad faith that is remedied by the Company promptly after receipt of notice thereof given by the Executive; (ii) any failure by the Company to comply with any of the provisions of Section 2(b) of this Agreement (other than a failure not occurring in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Executive); (iii) any reduction in the Executive's Base Salary or Annual Bonus opportunity (provided, however, that (A) a reduction in Annual Bonus opportunity shall not trigger the application of this clause if (1) it similarly applies to all senior executives of the Company and reflects the Board's assessment of current or projected reductions in the nature, scope or profitability of the Company as compared to the prior fiscal year, or (2) such reduction is part of an overall modification to the Company's compensation programs that does not reduce the Executive's aggregate annual compensation opportunity by more than fifteen percent (15%) as compared to the prior fiscal year and (B) the phrase "Annual Bonus opportunity" shall mean the target bonus set for Executive with respect to a fiscal year and shall not be considered to have been reduced merely because the actual Annual Bonus paid to Executive with respect to such year was reduced below such target as part of the Board's evaluation of Executive's performance during such year and such evaluation has been conducted in good faith by the Board); (iv) the Company requiring the Executive to be based at any office or location more than fifty (50) miles from that provided in Section 2(a)(ii) hereof, provided that travel required in connection with Executive's reporting relationships and responsibilities to the Board shall not be deemed a breach hereof; and (v) any failure by the Company to comply with Section 6(b) below.

(d) **Notice of Termination.** Any termination by the Company for Cause, or by the Executive for Good Reason, shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 7(c) of this Agreement. For purposes of this Agreement, a "Notice of Termination" means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated and (iii) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than ninety days after the giving of such notice). The failure by the Executive or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of the Executive or the Company, respectively, hereunder or preclude the Executive or the Company, respectively, from asserting such fact or circumstance in enforcing the Executive's or the Company's rights hereunder. A Notice of Termination shall also be provided (without a need to reference matters addressed in clauses (i) and (ii) above) in the event of any termination by the Company other than for Cause or by the Executive without Good Reason.

(e) **Date of Termination.** "Date of Termination" means (i) if the Executive's employment is terminated by the Company, or if the Executive resigns, the effective date thereof stated in the Notice of Termination or Notice of Non-Renewal, and (ii) if the Executive's employment is terminated by reason of death or Disability, the Date of Termination shall be the date of death of the Executive or the Disability Effective Date, as the case may be.

(f) **Effect of Termination.** In the event of any termination of employment, except as otherwise agreed by the Company, the Executive shall automatically be deemed to have resigned and shall resign from all positions with the Company and its affiliates as of the Date of Termination.

4. **Obligations of the Company upon Termination.**

(a) **Good Reason; Other Than for Cause**. If the Company shall terminate the Executive's employment other than for Cause (including by the Company's delivery of a Notice of Non-Renewal), or if the Executive shall terminate employment for Good Reason and provided (in the case of clauses (ii) and (iii) below) that Executive executes within thirty (30) days after the Executive's Date of Termination, and does not revoke, a general release of claims in form reasonably satisfactory to the Company:

(i) the Company shall pay to the Executive the following sums due in accordance with the Company's payroll practices:

(A) the Executive's Annual Base Salary through the Date of Termination; and

(B) the Executive's actual annual bonus for the prior fiscal year to the extent not theretofore paid; and

(ii) the Company shall pay, in accordance with the Company's payroll practices over twelve (12) calendar months, beginning in the month after the 30th day following Executive's Date of Termination (or such later date that any right that the Executive has to revoke his general release shall have lapsed), a series of equal cash payments equal to the sum of the (A) Executive's Annual Base Salary, plus (B) fifty percent (50%) of the Executive's Annual Target Bonus; and

(iii) the Company shall pay or provide any accrued benefits and shall continue, for one year after the Executive's Date of Termination, welfare benefits to the Executive and/or the Executive's family on terms and conditions substantially equivalent to those provided to other senior executives of the Company and their families at such time (which period shall be reduce the Executive's COBRA coverage period by the same duration),; and

(b) **Cause; Other than for Good Reason**. If the Executive's employment shall be terminated for Cause or the Executive terminates his employment without Good Reason at any time (including by Executive's delivery of a Notice of Non-Renewal), this Agreement shall terminate without further obligations to the Executive other than the obligation to pay or provide any accrued benefits pursuant to Section 4(a)(i) above.

(c) **Death or Disability**. If the Executive's employment is terminated by reason of the Executive's death or Disability, the Executive shall be entitled to the benefits set forth in Section 4(a) above (except that Section 4(a)(ii) shall not apply), and this Agreement shall terminate without further obligations to the Executive's legal representatives under this Agreement.

(d) **Full Discharge**. The amounts payable to Executive following termination of the Employment Period or upon or any actual or constructive termination of Executive's employment shall be in full and complete satisfaction of Executive's rights under this Agreement and any other claims Executive may have in respect of Executive's employment by the Company or any Affiliate, and Executive acknowledges that such amounts are fair and reasonable, and Executive's sole and exclusive remedy, in lieu of all other remedies at law or in equity, with respect to the termination of Executive's employment hereunder.

(e) **Timing of Payments**. Executive agrees if he is a "specified employee" at the time of his termination of employment and if payments in connection with such termination of employment are subject to Section 409A and not otherwise exempt, such payments (and other benefits to the extent applicable) due Executive at the time of termination of employment shall not be paid until a date at least six months after the effective date of Executive's "separation from service" (as defined in Section 409A). To the extent this Agreement is subject to Section 409A, the parties intend this Agreement to be interpreted so that it is compliant with Section 409A. In applying Section 409A, the following rules shall apply:

(i) For purposes of applying the exception to Section 409A for short-term deferrals, each severance pay installment shall be treated as a separate payment for purposes of Section 409A. Accordingly, any benefits paid (i) within 2-½ months of the end of the Company's taxable year containing Executive's Date of Termination, or (ii) within 2-½ months of Executive's taxable year containing the Date of Termination shall be exempt from Section 409A and shall be paid as described in this Section 4 without regard to Section 409A.

(ii) To the extent benefits are not exempt from Section 409A under subparagraph (i) above, if Executive's severance pay benefit otherwise payable in the first six months following Executive's Date of Termination is equal to or less than the lesser of the amounts described in Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1) and (2), such severance benefit shall be exempt from Section 409A and shall be paid as described in this Section 4 without regard to Section 409A; and

(iii) Only to the extent a portion of Executive's severance pay benefit is not exempt from Section 409A pursuant to subparagraphs (i) or (ii) above, then, any such remaining severance pay benefits will not be paid to Executive until the first payroll date of the 7th month following Executive's Date of Termination. Any deferred payments will be paid in a lump sum and shall be equal to the portion of the severance pay benefit that exceeds the Section 409A limit.

5. **Covenants.**

(a) The Executive shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its subsidiaries, and their respective businesses, which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement), and the customer and client relationships to which the Company will expose Executive and which Executive will develop on behalf of the Company in the course of his duties hereunder. The Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process (provided the Company has been given notice of and opportunity to challenge or limit the scope of disclosure purportedly so required), communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it, except as reasonably necessary in connection with enforcement of the Executive's right under this Agreement or his defense of any civil or criminal investigation or proceeding.

(b) While employed by the Company or any of its subsidiaries and for twelve months after the Executive's termination of employment (the "Restricted Period"), the Executive will not, directly or indirectly, solicit, hire or engage any individual for employment by any person or entity other than the Company or its subsidiaries or hire any person employed by the Company or its subsidiaries if such person was employed by the Company or its subsidiaries within twelve (12) months of such hire or engagement (provided, however, that the employment of any such person solely as a result of a response to a general solicitation or advertisement shall not constitute a violation of this clause).

(c) During the Restricted Period, Executive agrees not to: (i) directly or indirectly contact any Customer of Company (or any of its subsidiaries or affiliates) for the purposes of providing or selling to those Customers services or products similar to, or competitive with, the services or products provided by Company; (ii) directly or indirectly transact any business with any Customer of Company or any of its subsidiaries or affiliates) relating to services or products similar to, or competitive with, the services or products provided by Company in the previous twenty-four months to that Customer. For the purposes of this provision, Customer shall mean (i) any person or entity to whom Company or any of its subsidiaries or affiliates has provided services or products at any time in the eighteen (18) month period immediately prior to the termination of your employment and with which or whom you have had contact or knowledge of confidential information; or (ii) any entity to whom Company or any of its subsidiaries or affiliates has submitted a bid, quotation, estimate, or a response to Request for Proposal (RFP), Request for Tender (RFT), Expression of Interest (EOI), Request for Quotation (RFQ), at any time in the twelve (12) month period immediately prior to the termination of your employment and with which or whom you have had contact or knowledge of confidential information, regardless of whether such bid, quotation, estimate or response has been successful or not

(d) During the Restricted Period, Executive agrees not to engage in executive management or sales activities on behalf of any person or entity within the United States engaged in the business of developing or marketing software or other information technology to automate healthcare data and diagnostic workflow.

(e) During the Restricted Period and for two (2) years after the end of the Restricted Period, Executive agrees not to make any public statement that is intended to or could reasonably be expected to disparage the Company or its subsidiaries or any of their products, services, shareholders, directors, officers or employees. During the Restricted Period, the Company agrees that in its external communications that it shall not make a public statement that is intended to or could reasonably be expected to disparage Executive

(f) The results and proceeds of Executive's services to the Company hereunder, including, without limitation, any works of authorship related to the Company resulting from Executive's services during Executive's employment with the Company and/or any of its Affiliates and any works in progress, shall be works-made-for-hire and the Company shall be deemed the sole owner throughout the universe of any and all rights of whatsoever nature therein, whether or not now or hereafter known, existing, contemplated, recognized or developed, with the right to use the same in perpetuity in any manner the Company determines in its sole discretion without any further payment to Executive whatsoever. If, for any reason, any of such results and proceeds shall not legally be a work-for-hire and/or there are any rights which do not accrue to the Company under the preceding sentence, then Executive hereby irrevocably assigns and agrees to assign any and all of Executive's right, title and interest thereto, including, without limitation, any and all copyrights, patents, trade secrets, trademarks and/or other rights of whatsoever nature therein, whether or not now or hereafter known, existing, contemplated, recognized or developed to the Company, and the Company shall have the right to use the same in perpetuity throughout the universe in any manner the Company determines without any further payment to Executive whatsoever. Executive shall, from time to time, as may be requested by the Company and at the Company's sole expense, do any and all things which the Company may deem useful or desirable to establish or document the Company's exclusive ownership of any an all rights in any such results and proceeds, including, without limitation, the execution of appropriate copyright and/or patent applications or assignments. To the extent Executive has any rights in the results and proceeds of Executive's services to the Company that cannot be assigned in the manner described above, Executive unconditionally and irrevocably waives the enforcement of such rights. This Section 5(e) is subject to, and shall not be deemed to limit, restrict or constitute any waiver by the Company of any rights of ownership to which the Company may be entitled by operation of law by virtue of the Company or any of its Affiliates being Executive's employer

(g) All documents, records and files, in any media of whatever kind and description, relating to the business, present or otherwise, of the Company or any of its Affiliates, and any copies, in whole or in part, thereof (the "Documents"), whether or not prepared by Executive will be the sole and exclusive property of the Company. Executive agrees to safeguard all Documents and to surrender to the Company, at the time Executive's employment terminates or at such earlier time or times as the Board or its designee may specify, all Documents then in Executive's possession or control.

(h) Executive acknowledges that each of these covenants has a unique, very substantial and immeasurable value to the Company and its Affiliates, that Executive has sufficient assets and skills to provide a livelihood while such covenants remain in force and that, as a result of the foregoing, in the event that Executive breaches such covenants, monetary damages would be an insufficient remedy for the Company and equitable enforcement of the covenant would be proper. Executive therefore agrees that the Company, in addition to any other remedies available to it, will be entitled to preliminary and permanent injunctive relief against any breach by Executive of any of those covenants, without the necessity of showing actual monetary damages or the posting of a bond or other security.

(i) Executive agrees to cooperate, in a reasonable and appropriate manner, with the Company and its attorneys, both during and after the termination of Executive's employment, in connection with any litigation or other proceeding arising out of or relating to matters in which Executive was involved prior to the termination of Executive's employment to the extent the Company pays all Company-approved expenses Executive incurs in connection with such cooperation and to the extent such cooperation does not unduly interfere (as determined by Executive in good faith) with Executive's personal or professional schedule.

(j) The provisions of this Section 5 shall remain in full force and effect until the expiration of the period specified herein notwithstanding the earlier termination of the Executive's employment hereunder.

6. **Successors.**

(a) This Agreement is personal to the Executive and without the prior written consent of the Company shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

(b) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of its business and/or assets to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

7. **Miscellaneous.**

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without reference to any state's principles of conflict of laws. The parties hereto irrevocably agree to submit to the jurisdiction and venue of the courts of the State of Illinois, in any action or proceeding brought with respect to or in connection with this Agreement. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

(b) The term "subsidiary" or "subsidiaries" as used in this Agreement shall refer to any and all direct and/or indirect subsidiaries of the Company.

(c) All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

**If to the Executive**:

At the most recent address on file for the Executive at the Company.

**If to the Company**:

Merge Healthcare, Incorporated
200 East Randolph Drive
Chicago, IL 60601
Attention: Chairman

With a copy to the Company's General Counsel at the same address or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

(d) AS SPECIFICALLY BARGAINED FOR INDUCEMENT FOR EACH OF THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT (AFTER HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL), EACH PARTY HERETO EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREBY.

(e) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(f) The Company may withhold from any amounts payable under this Agreement such Federal, state, or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(g) The Executive's or the Company's failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right the Executive or the Company may have hereunder, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

(h) From and after the Effective Date, this Agreement shall supersede any other employment, severance or change of control agreement between the Executive and the Company or any of its subsidiaries.

IN WITNESS WHEREOF, the Executive has hereunto set the Executive's hand and, pursuant to the authorization from its Board, the Company has caused these presents to be executed in its name and on its behalf, all as of the day and year first above written.

Executive

/s/ Jeffery A. Surges
Jeffery A. Surges

Merge Healthcare, Incorporated

By: /s/ Michael W. Ferro, Jr.

Title: Chairrman

**Exhibit 21**

**Merge Healthcare Incorporated**
**Subsidiaries as of March 15, 2011**

| Subsidiary | Organized Under the Laws of |
|---|---|
| Cedara Software Corp. | Ontario, Canada |
| Cedara Software (Shanghai) Co. Ltd. | China |
| Confirma Europe GmbH | Germany |
| Confirma Europe LLC | Washington |
| etrials Worldwide Limited | United Kingdom |
| Merge Asset Management Corp. | Delaware |
| Merge Cedara ExchangeCo Limited | Ontario, Canada |
| Merge eClinical Inc. | Delaware |
| Merge Healthcare Solutions Inc. | Delaware |
| Merge Technologies Holdings Co. | Nova Scotia, Canada |
| Requisite Software Inc. | Delaware |
| Stryker Imaging Corporation | Delaware |

**Exhibit 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Merge Healthcare Incorporated
Chicago, Illinois

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-125603, 333-161689 and 333-161691) and Form S-8 (Nos. 333-34884, 333-100104, 333-107997, 333-40882, 333-107991 and 333-125386) of Merge Healthcare Incorporated of our reports dated March 15, 2011 relating to the consolidated financial statements and the effectiveness of Merge Healthcare Incorporated's internal control over financial reporting, which appear in this Form 10-K.

/s/ BDO USA, LLP

Milwaukee, Wisconsin
March 15, 2011

**Exhibit 23.2**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Merge Healthcare Incorporated
Chicago, Illinois

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-3 (Nos. 333-125603, 333-161689 and 333-161691) and Forms S-8 (Nos. 333-34884, 333-100104, 333-107997, 333-40882, 333-107991 and 333-125386) of Merge Healthcare Incorporated of our report dated March 11, 2010 relating to the consolidated financial statements of AMICAS, Inc. which appears in this Form 10-K.

/s/ BDO USA, LLP (formerly BDO Seidman, LLP)

Boston, Massachusetts
March 15, 2011

**Exhibit 31.1**

## CERTIFICATION

### Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jeffery A. Surges, certify that:

1. I have reviewed this annual report on Form 10-K of Merge Healthcare Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or such other persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2011

/s/ JEFFERY A. SURGES

Jeffery A. Surges
*Chief Executive Officer*
*(principal executive officer)*

**Exhibit 31.2**

**CERTIFICATION**

**Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

I, Steven M. Oreskovich, certify that:

1. I have reviewed this annual report on Form 10-K of Merge Healthcare Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or such other persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2011

/s/ STEVEN M. ORESKOVICH

Steven M. Oreskovich
*Chief Financial Officer*
*(principal financial officer)*

Exhibit 32

## CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER

**Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to**
**Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of MERGE HEALTHCARE INCORPORATED (Company) on Form 10-K for the year ended December 31, 2010, as filed with the SEC on the date hereof (Report), Jeffery A. Surges, as principal executive officer of the Company, and Steven M. Oreskovich, as principal financial officer of the Company, each hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of their knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2011

By: /s/ JEFFERY A. SURGES
JEFFERY A. SURGES
Chief Executive Officer
*(principal executive officer)*

Date: March 15, 2011

By: /s/ STEVEN M. ORESKOVICH
Steven M. Oreskovich
Chief Financial Officer
*(principal financial officer)*

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.